As filed with the Securities and Exchange Commission on December 17, 2007

Registration No. 333-147609

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 to FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

POINT THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	04-3216862
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

70 Walnut Street

Wellesley Hills, Massachusetts 02481

(781) 239-7502

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Michael P. Duffy

Secretary

Point Therapeutics, Inc.

70 Walnut Street

Wellesley Hills, Massachusetts 02481

(781) 239-7502

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent For Service)

Copies to:

Mark R. Busch Kennedy, Covington, Lobdell & Hickman, L.L.P. 214 North Tryon Street, Hearst Tower 47th Floor Charlotte, North Carolina 28202 (704) 331-7400	Steven A. Wilcox Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated December 17, 2007

Dear Stockholders:

We are pleased to report that the boards of directors of Point Therapeutics, Inc. (“Point”) and DARA BioSciences, Inc. (“DARA”) have approved a merger agreement which provides for the merger of a newly formed Point subsidiary with and into DARA. As a result of the proposed merger, DARA would become a wholly-owned subsidiary of Point. If we complete the proposed merger, the stockholders of DARA will become stockholders of Point and will receive shares of Point common stock in exchange for their existing DARA shares as provided for in the merger agreement. Point common stock currently trades on the NASDAQ Capital Market under the symbol “POTP.” References to the merger agreement contained in this joint proxy statement/prospectus shall be deemed to include any amendments thereto. More information about Point, DARA and the merger is contained in this joint proxy statement/prospectus. We encourage you to read carefully this joint proxy statement/prospectus, including the section entitled “ RISK FACTORS” beginning on page 16, before voting on any matters to be submitted at the stockholder meetings.

In connection with the merger, Point is submitting a number of proposals to its stockholders to consider and vote upon, including a proposal to approve the issuance of shares of Point common stock to DARA stockholders as contemplated by the merger agreement. Following the merger, DARA stockholders and DARA option and warrant holders will own 96.4% of the outstanding Point shares on a fully diluted basis. The proposals to be considered at the meeting are more fully described below in this joint proxy statement/prospectus.

Point and DARA cannot complete the merger unless the stockholders of Point approve the issuance of shares of Point common stock to DARA stockholders, and the stockholders of DARA approve and adopt the merger agreement and the merger contemplated by the merger agreement. The obligations of Point and DARA to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger.

Additionally, Point is seeking stockholder approval of several other proposals including proposals to amend its certificate of incorporation to effect a reverse-stock split and change its corporate name to DARA BioSciences, Inc. effective immediately before and after the consummation of the merger, respectively, and to elect six directors to its board of directors, subject to the completion of the merger. The six nominees for election to the board of directors, each of whom is currently a member of the board of directors of DARA, if elected, will not join the board of Point unless and until consummation of the merger.

Point is also seeking stockholder approval for the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan to incentivize, attract and retain key managerial talent. The aggregate number of shares of common stock that may be delivered pursuant to awards under this plan would initially be an amount equal to 15% of the fully diluted equity of the combined company immediately following completion of the merger.

After careful consideration, the Point board of directors approved and adopted the merger agreement, the merger and the other related matters contemplated in connection with the merger, including the approval of the issuance of Point common stock to DARA stockholders.

The Point board of directors determined that the merger is advisable and fair to and in the best interests of Point stockholders and recommends that you vote “FOR” the proposal to approve the issuance of shares of Point common stock to DARA stockholders as contemplated by the merger agreement and “FOR” each of the other proposals to be considered at the meeting.

After careful consideration, the DARA board of directors approved and adopted the merger agreement, the merger and the other related matters contemplated in connection with the merger.

The DARA board of directors determined that the merger is advisable and fair to and in the best interests of DARA stockholders and recommends that you vote “FOR” the merger, the merger agreement and the other related matters.

The proposals are being presented to the Point stockholders at its annual meeting and DARA stockholders at its special meeting. The date, time and place of the meetings are as follows:

For Point Stockholders:	For DARA Stockholders:

Tuesday, January 29, 2008, 10:00 a.m., local time at the offices of Ropes & Gray LLP, One International Place, 36th Floor, Boston, Massachusetts 02110	Monday, January 28, 2008, 10:00 a.m., local time at 4505 Falls of Neuse Road, Raleigh, North Carolina 27609

Your vote is very important. Whether or not you plan to attend your respective company’s stockholders’ meeting, please take the time to vote by completing and mailing to your company the enclosed proxy card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If your shares are held in “street name” you must instruct your broker in order to vote.

Sincerely,

Michael P. Duffy Secretary Point Therapeutics, Inc.	Richard A. Franco Chairman, President and Chief Executive Officer DARA BioSciences, Inc.

None of the Securities and Exchange Commission, any state securities regulator or any regulatory authority has approved or disapproved of these transactions or the securities to be issued under this joint proxy statement/prospectus or determined if the disclosure in this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated December 31, 2007, and is being mailed to stockholders of Point and DARA on or about December 31, 2007.

POINT THERAPEUTICS, INC.

70 Walnut Street

Wellesley Hills, Massachusetts 02481

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON TUESDAY, JANUARY 29, 2008

NOTICE IS HEREBY GIVEN that Point Therapeutics, Inc. (“Point”) will hold an annual meeting of stockholders at the offices of Ropes & Gray LLP, One International Place, 36th Floor, Boston, Massachusetts 02110 on Tuesday, January 29, 2008, beginning at 10:00 a.m., local time, for the purpose of transacting the following business:

1. To consider and vote upon a proposal to approve the issuance of shares of Point common stock in connection with the merger of DP Acquisition Corp., a newly formed Delaware corporation and a wholly-owned subsidiary of Point (“Merger Sub”), with DARA BioSciences, Inc. (“DARA”) pursuant to the Agreement and Plan of Merger, dated as of October 9, 2007 as amended December 14, 2007, by and among Point, Merger Sub and DARA;

2. To consider and vote upon a proposal to amend the Certificate of Incorporation of Point to effect a reverse stock split at a ratio within a range of 1:20 to 1:50, the final ratio to be determined by Point’s board of directors immediately prior to the merger;

3. To consider and vote upon a proposal to amend the Certificate of Incorporation of Point Therapeutics, Inc. to change its corporate name to DARA BioSciences, Inc. to be effective immediately following the merger;

4. To consider and vote upon a proposal to elect six director nominees to the Point board of directors to serve from and after consummation of the merger until their respective successors are duly elected and qualified, or until the earlier of their death, resignation or removal;

5. To consider and vote upon a proposal to approve the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan;

6. To ratify the selection of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending December 31, 2007;

7. To consider and vote upon a proposal to grant discretionary authority to the Point board of directors to adjourn or postpone the annual meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals submitted herein; and

8. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Point describes these items more fully in the joint proxy statement/prospectus attached to this notice. Please give your careful attention to all of the information in the joint proxy statement/prospectus. As of the date of this notice, Point’s board of directors knows of no business to be conducted at the annual meeting other than the above proposals.

The record date for the annual meeting is the close of business on December 26, 2007. Only holders of Point common stock of record at that time (“Point stockholders”) are entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof.

Your vote is very important. Even if you expect to attend the annual meeting, please complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. If no instructions are indicated on your proxy card, your shares will be voted “FOR” each of the proposals. You can revoke your proxy at any time before it is exercised by giving written notice to the Secretary of Point, or filing another proxy or attending the annual meeting and voting in person.

BY ORDER OF THE BOARD OF DIRECTORS,

Michael P. Duffy

Secretary

Wellesley Hills, Massachusetts

December 31, 2007

DARA BIOSCIENCES, INC.

4505 Falls of Neuse Road

Raleigh, North Carolina 27609

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MONDAY, JANUARY 28, 2008

NOTICE IS HEREBY GIVEN that DARA BioSciences, Inc. (“DARA”) will hold a special meeting of stockholders at its principal executive office located at 4505 Falls of Neuse Road, Raleigh, North Carolina 27609 on Monday, January 28, 2008, beginning at 10:00 a.m., local time, for the purpose of transacting the following business:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated October 9, 2007 as amended December 14, 2007, by and among Point Therapeutics, Inc. (“Point”), DP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Point (“Merger Sub”), and DARA, and the merger of Merger Sub with and into DARA;

2. To consider and vote upon a proposal to grant discretionary authority to the DARA board of directors to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals submitted herein; and

3. To transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

The record date for the special meeting is the close of business on December 21, 2007. Only holders of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock of record at that time (“DARA stockholders”) are entitled to notice of and to vote at the special meeting or any adjournment or postpostment thereof.

The attached joint proxy statement/prospectus contains more detailed information regarding the merger and the merger agreement and includes a copy of the merger agreement. Please give your careful attention to all of the information in the joint proxy statement/prospectus. As of the date of this notice, the DARA board of directors knows of no business to be conducted at the special meeting other than the above proposals.

Your vote is very important. Even if you expect to attend the special meeting, please complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. If no instructions are indicated on your proxy card, your shares will be voted “FOR” the merger. You can revoke your proxy at any time before it is exercised by giving written notice to the Secretary of DARA, or filing another proxy or attending the special meeting and voting in person.

If the merger agreement is approved and the merger is consummated, you will be sent a letter of transmittal with instructions for surrendering your certificates representing shares of DARA stock. Please do not send your share certificates until you receive these materials.

BY ORDER OF THE BOARD OF DIRECTORS,

John C. Thomas, Jr.

Secretary

Raleigh, North Carolina

December 31, 2007

IMPORTANT NOTE

In deciding how to vote on the matters described in this joint proxy statement/prospectus, you should rely only on the information contained in this joint proxy statement/prospectus. Neither Point nor DARA has authorized any person to provide you with any information that is different from what is contained in this joint proxy statement/prospectus.

The information contained in this joint proxy statement/prospectus speaks only as of the date indicated on the cover of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

In addition, if you have any questions about the matters described in this joint proxy statement/prospectus, you may contact:

Point Therapeutics, Inc. 70 Walnut Street Wellesley Hills, Massachusetts 02418 Telephone: (781) 239-7502 Facsimile: (781) 239-8005 Attn: Investor Relations	DARA BioSciences, Inc. 4505 Falls of Neuse Road, Suite 125 Raleigh, North Carolina 27609 Telephone: (919) 872-5578 Facsimile: (919) 861-0239 Attn: Lynn Morris, Investor Relations

i

QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER

The following are some questions that you, as a stockholder of Point or DARA, may have regarding the merger and the other matters being considered at the respective stockholder meetings of Point and DARA and brief answers to those questions. Point and DARA urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at their respective stockholders meetings. Additional important information is also contained in the Appendices to this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	On October 9, 2007, Point and DARA entered into a merger agreement under which DARA will merge with a newly formed subsidiary of Point and thereby become a wholly-owned subsidiary of Point. A copy of the merger agreement, and the amendment thereto dated December 14, 2007, are attached to this joint proxy statement/prospectus as Appendix A. The merger has received all requisite corporate approvals of the boards of directors of Point and DARA, and is expected to be completed on January 30, 2008 or as soon thereafter as practicable. If the merger is completed, all outstanding shares of DARA common stock and DARA preferred stock will be converted into shares of Point common stock and all outstanding options and warrants to purchase shares of DARA common stock will be converted into options and warrants to purchase shares of Point common stock. Following completion of the transaction, DARA stockholders, option holders and warrant holders (other than those DARA stockholders who have properly exercised their dissenter’s rights) will collectively own 96.4% of the Point common stock, on a fully diluted basis.

Point and DARA cannot complete the merger unless Point stockholders approve the issuance of the shares of Point common stock issuable in the merger and the DARA stockholders adopt and approve the merger agreement, the merger, and the other matters contemplated in the merger agreement. The Point board of directors is soliciting your proxy to vote “FOR” the Point proposal to approve, among other things, the issuance of such shares of Point common stock to the DARA stockholders as contemplated by the merger agreement. The DARA board of directors is soliciting your proxy to vote “FOR” the DARA proposal to adopt and approve the merger agreement, the merger and the other matters contemplated in the merger agreement. This joint proxy statement/prospectus describes Point, DARA and the merger so that you may make an informed decision with respect to these proposals.

At its annual meeting, Point is submitting additional proposals for the consideration and approval of its stockholders, including a reverse stock split, the election of six new directors to its board of directors to serve from and after consummation of the merger, a corporate name change, the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan and ratification of the selection of Ernst & Young LLP as its independent registered public accounting firm for the fiscal year ending December 31, 2007.

Q:	Why are Point and DARA proposing the merger?

A:	The boards of directors of Point and DARA, respectively, believe that by combining Point and DARA, the combined company can generate improved long-term operating and financial results and establish a stronger competitive position in the industry by gaining access to greater resources, diversification and increased access to capital. In merging with Point, the DARA board also considered the potential for increased liquidity for its stockholders expected as the result of the merger.

To review the reasons for the merger as well as the negative factors considered by the Point and DARA boards of directors in greater detail, see “THE MERGER—Reasons for the Merger” beginning on page 39.

We encourage you to read this joint proxy statement/prospectus carefully, including the section entitled “RISK FACTORS” beginning on page 16, for a discussion of risks associated with the merger and combined company going forward.

Q:	What will happen in the merger?

A:	In the merger, DP Acquisition Corp., a newly formed wholly-owned subsidiary of Point, will merge with and into DARA, with DARA surviving as a wholly-owned subsidiary of Point.

Q:	What will DARA stockholders be entitled to receive pursuant to the merger?

A:	Upon completion of the merger, DARA stockholders and DARA option and warrant holders will own 96.4% of Point’s common stock on a fully diluted basis immediately after the proposed merger. DARA stockholders will receive cash in lieu of any fractional shares of Point common stock that would otherwise be issued pursuant to the merger.

Q:	Where will my shares of common stock be listed after completion of the merger?

A:	Point’s common stock is currently listed on the NASDAQ Capital Market (symbol: POTP). However, on March 8, 2007, Point received a notice from NASDAQ indicating that it was not in compliance with the NASDAQ Stock Market’s requirements for continued listing because, for the previous thirty consecutive business days, the bid price of its common stock had closed below the minimum $1.00 per share requirement for continued inclusion under NASDAQ Marketplace Rule 4310(c)(4). Point was granted 180 calendar days, or until September 4, 2007, to have a ten consecutive day period whereby the closing bid price of the common stock was at least $1.00 per share to regain compliance with the minimum bid price rule.

On September 12, 2007, Point received an additional notice from NASDAQ indicating that it was still not in compliance with the minimum bid price requirement for continued listing and citing as a further basis for de-listing Point’s cessation of its clinical and research operations, rendering Point, in the view of the staff of NASDAQ, a “public shell,” or non-operating company, under Marketplace Rule 4300. Point subsequently appealed NASDAQ’s delisting determination and requested an oral hearing, which occurred on November 1, 2007. During the oral hearing, Point requested relief from the delisting determination for a 90-day period, or until January 30, 2008, in order to complete the proposed merger. On November 13, 2007, Point received an additional notice from NASDAQ indicating that it was not in compliance with the minimum stockholders’ equity requirement for continued listing and citing that as a further basis for delisting Point’s common stock, and Point responded in writing to that additional notice. On December 12, 2007, the Listing Qualifications Panel granted Point’s request for continued listing subject to completion of the merger on or before January 30, 2008 and approval of the NASDAQ initial listing application filed by Point and DARA described below.

In addition, according to the NASDAQ rules, Point’s merger with DARA will constitute a change of control transaction, or “reverse merger,” requiring the combined company to meet the NASDAQ Capital Market’s initial listing requirements at the time of closing of the merger. On October 26, 2007, Point and DARA filed an initial listing application with the NASDAQ Capital Market, which if approved, will take effect the first trading day following the consummation of the merger. The NASDAQ initial listing requirements include, among other things, that the combined company’s stockholders’ equity immediately after the merger exceeds $5.0 million, that the combined company’s common stock satisfies a $4.00 per share minimum bid price immediately after closing of the merger and that the combined company has a public float of common stock of at least $15.0 million.

In order to meet the minimum bid price requirement, Point will need to implement a reverse stock split prior to the completion of the proposed transaction. Point proposal No. 2 seeks stockholder approval of an amendment to Point’s certificate of incorporation to effect a reverse stock split of Point’s common stock at a ratio within a range of 1:20 to 1:50, the final ratio to be determined by Point’s board of directors shortly before the consummation of the merger. In accordance with the merger agreement, Point and DARA will agree on a ratio for the reverse stock split in an amount intended to be sufficient to satisfy the minimum bid price requirement.

Even if the combined company meets the minimum bid price as a result of the reverse stock split, it may not meet all other initial listing requirements. If the combined company is unable to obtain a new listing on the NASDAQ Capital Market, the combined company will seek to have its stock quoted on the NASD’s OTC Bulletin Board, which is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Capital Market, or in a non-NASDAQ over-the-counter market, such as the “pink sheets.” Quotes for stocks included on the OTC Bulletin Board/pink sheets are not as widely listed in the financial sections of newspapers as are those for the NASDAQ Capital Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be more difficult to obtain and holders of the combined company’s common stock may be less able to resell their securities at or near the latest posted bid prices.

Q:	What is the effect of the reverse stock split?

A:	Shortly before the consummation of the merger, the Point board of directors will select a reverse stock split ratio of Point’s common stock within a range of 1:20 to 1:50 intended to be sufficient to cause the Point common stock to meet the NASDAQ Capital Market initial listing minimum bid price requirement of $4.00. As a result of the reverse stock split, at the effective time of the reverse stock split, shares of Point common stock issued and outstanding will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of Point common stock in accordance with the reverse stock split ratio determined by the Point board. For example, if a Point stockholder holds 400 shares on a pre-split basis and the reverse stock split ratio is 1:20, 400 of such shares would be combined and converted into twenty shares on a post-split basis. Fractional shares of Point common stock will not be issued to Point stockholders but will instead be cashed out. For example, if a Point stockholder holds 403 shares on a pre-split basis and the reverse stock split ratio is 1:20, such 400 shares would be combined and converted into twenty shares on a post-split basis and such stockholder would receive cash for three pre-split shares.

Q:	Will DARA stockholders be able to transfer the Point common stock that they receive pursuant to the merger agreement?

A:	Yes. All shares of Point common stock that DARA stockholders receive pursuant to the merger will be freely transferable unless a stockholder is deemed an affiliate of DARA or if such Point common stock is subject to contractual transfer restrictions. If you are an affiliate of DARA, you will be required to comply with the applicable restrictions of Rule 145 under the Securities Act of 1933 (“Securities Act”) in order to resell the Point common stock you receive in the merger. In addition, certain affiliates of Point and DARA will be subject to certain contractual transfer restrictions pursuant to voting agreements entered into pursuant to the terms of the merger agreement. See “MATERIAL CONTRACTS—Voting Agreements” beginning on page 92 for a discussion of these voting agreements.

Q:	How will Point stockholders be affected by the merger and issuance of Point common stock in the merger?

A:

After the merger, Point stockholders will continue to own their existing shares of Point common stock. Accordingly, not taking into account the reverse stock split, Point stockholders will hold the same number of shares of Point common stock that they held immediately before the merger. However, because Point will be issuing new shares of Point common stock to DARA stockholders in the merger, each outstanding share of Point common stock immediately before the merger will represent a substantially smaller percentage of the total number of shares of Point common stock outstanding immediately after the merger. Point stockholders before the merger will hold 3.6% of the fully diluted shares of Point common stock immediately following the merger.

Q:	What happens to Point if the merger is not ultimately completed?

A:	Point will try to pursue an alternative strategic transaction, and if no such transaction can be negotiated and completed within a reasonable period of time will likely be forced to file for federal bankruptcy protection. In that event, the creditors of Point would have first claim on the value of the assets of Point which, other than remaining cash, would most likely be liquidated in a Chapter 11 bankruptcy sale. Point can give no assurance as to the magnitude of the net proceeds of such sale and whether such proceeds would be sufficient to satisfy Point’s obligation to its creditors, let alone to permit any distribution to its equity holders.

Q:	When is the merger expected to be completed?

A:	We expect that the merger will be completed on or about January 30, 2008 or as soon thereafter as practicable. The completion of the merger is subject to closing conditions and approvals described in the merger agreement. See “THE MERGER AGREEMENT—Conditions to the Consummation of the Merger” beginning on page 53 for a discussion of these closing conditions and approvals.

Q:	What vote is required to approve these proposals?

A:	Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of Point common stock represented and voting at the Point annual meeting is required to approve the proposal to issue the shares of Point common stock to the DARA stockholders as contemplated by the merger agreement, to adopt the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan, to ratify the independent auditors for fiscal year 2008 and to grant discretionary authority to the Point board to postpone or adjourn the Point annual meeting to solicit additional proxies, if necessary. The proposals to approve the amendment to Point’s certificate of incorporation to effect the reverse stock split and effectuate the Point name change require the affirmative vote of the holders of a majority of the outstanding shares of Point common stock entitled to vote at the Point annual meeting. The members of the Point board of directors will be elected by a plurality of the votes cast at the annual meeting.

The affirmative vote of the holders of a majority of the shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock entitled to vote at the DARA special meeting, voting together as a single class, is required to approve and adopt the merger agreement and the merger. The affirmative vote of the holders of a majority of the shares of DARA capital stock represented and voting at the DARA special meeting is required to approve the proposal to grant discretionary authority to the DARA board to postpone or adjourn the DARA special meeting to solicit additional proxies, if necessary.

Q:	How do the boards of directors of Point and DARA recommend that the stockholders vote?

A:	The board of directors of Point unanimously recommends that Point stockholders vote “FOR” each of the proposals submitted to Point stockholders in this joint proxy/statement prospectus.

The board of directors of DARA unanimously recommends that holders of DARA capital stock vote “FOR” each of the proposals submitted to DARA stockholders in this joint proxy/statement prospectus.

Q:	Have any Point or DARA stockholders already agreed to vote for the issuance of shares in the merger or the merger?

A:	Yes. Pursuant to the terms of a voting agreement, the Point directors and officers have agreed to vote all of their shares of Point common stock in favor of the issuance of Point common stock in the merger, the reverse stock split and the corporate name change and any other actions contemplated by the merger agreement. In addition, the DARA directors and officers entered into voting agreements with Point and DARA under which they agreed to vote all of their DARA shares in favor of the merger and the merger agreement and any other actions contemplated by the merger agreement. See “MATERIAL CONTRACTS—Voting Agreements” beginning on page 92 for a more detailed discussion of these agreements.

Q:	Where can I find more information?

A:	You may obtain more information from various sources, as set forth under “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 134.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should read carefully this joint proxy statement/prospectus and the description of your dissenters’ rights as a DARA stockholder under Delaware law set forth in Appendix B. We have included page references parenthetically to direct you to more complete descriptions of the topics in this summary.

The Companies

Point (see page 94)

Point Therapeutics, Inc.

70 Walnut Street

Wellesley Hills, Massachusetts 02418

Telephone: (781) 239-7502

Incorporated in Delaware in 1993, Point is a biopharmaceutical company which has developed a family of dipeptidyl peptidase inhibitors for oncology and type 2 diabetes. For ease of reference, when we refer to “Point” throughout this joint proxy statement/prospectus, we are referring to Point Therapeutics, Inc. and its subsidiaries.

Point has studied its lead product candidate, talabostat, in a number of human clinical trials as a potential therapy in late-stage cancers. Recent interim clinical results caused Point’s Independent Data Monitoring Committee to recommend stopping Point’s most advanced clinical trials, its two Phase 3 talabostat studies as a potential treatment for patients in advanced non-small cell lung cancer. Subsequently, the talabostat clinical development program was put on clinical hold by the U.S. Food and Drug Administration. Point has also studied talabostat in several Phase 2 trials, including as a single-agent in metastatic melanoma, in combination with cisplatin in metastatic melanoma, in combination with rituximab in advanced chronic lymphocytic leukemia and in combination with gemcitabine in Stage IV pancreatic cancer as well as in combination with docetaxel in advanced non-small cell lung cancer.

Due to cash limitations, Point is not currently funding any internal research or clinical operations.

Point’s website address is www.pther.com. The information on Point’s website is not a part of this joint proxy statement/prospectus.

DARA (see page 113)

DARA BioSciences, Inc.

4505 Falls of Neuse Road

Raleigh, North Carolina 27609

Telephone: (919) 872-5578

Incorporated in Delaware in 2002, DARA is a development-stage pharmaceutical company that acquires promising therapeutic molecules and medical technologies from third parties and advances their clinical development for later sale to pharmaceutical companies. For ease of reference, when we refer to “DARA” throughout this joint proxy statement/prospectus, we are referring to DARA BioSciences, Inc. and its subsidiaries.

DARA focuses its therapeutic development efforts on small molecules from late preclinical development through Phase 2 clinical trials. DARA continues to build a diverse pipeline, including candidates for the treatment of metabolic diseases, including type 2 diabetes, pain and dermatological disorders including psoriasis. DARA is currently conducting a Phase 2 trial for the treatment of neuropathic pain in cancer patients with KRN5500 and is in late stage preclinical development with a number of programs in its pipeline.

DARA focuses on advancing product candidates through Phase 2 clinical development, yielding commercially and medically attractive therapeutic candidates. DARA’s strategy is designed to meet the needs of midsize and large pharmaceutical companies to fill their product pipelines.

DARA’s website address is www.darabiosciences.com. The information on DARA’s website is not a part of this joint proxy statement/prospectus.

The Merger and the Merger Agreement (see pages 39 and 53)

Exchange Ratio

On October 9, 2007, Point and DARA entered into a merger agreement under which a newly formed subsidiary of Point will merge with DARA and, as a result, DARA will become a wholly-owned subsidiary of Point. A copy of the agreement and plan of merger and the related amendment to agreement and plan of merger are included as Appendix A to this joint proxy statement/prospectus (the “merger agreement”). Point and DARA encourage you to carefully read the merger agreement in its entirety because it is the legal document that governs the merger.

Pursuant to the terms of the merger agreement, each share of DARA common stock and preferred stock issued and outstanding immediately prior to the effective time of the merger shall cease to be outstanding and shall be converted into a number of shares of Point common stock, and all outstanding options and warrants to purchase shares of DARA common stock will be converted into options and warrants to purchase a number of shares of Point common stock, such that immediately following the merger DARA stockholders, option holders and warrant holders will collectively own 96.4% of the Point common stock, on a fully diluted basis; provided, DARA stockholders will receive cash in lieu of any fractional share of Point common stock that they would otherwise receive pursuant to the merger (the “Merger Consideration”).

The exact exchange ratio on which DARA shares, options and warrants will be converted into Point shares, options and warrants (the “Exchange Ratio”) will depend on several factors including the ratio used in the Point reverse stock split and the aggregate fully diluted number of shares of each of DARA and Point outstanding immediately prior to the merger. The below table sets forth several examples of possible exchange ratio based on different reverse stock split ratios and assuming that there are an aggregate of 44,500,000 and 28,619,22 shares of Point and DARA outstanding, respectively, on a fully diluted basis immediately prior to the merger.

Reverse Split Ratio	1:20	1:35	1:50
Exchange Ratio	2.08	1.19	0.83

Effect of Merger on DARA Shares, Options and Warrants

At the completion of the merger, all shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent only the right to receive the Merger Consideration.

Each share of DARA common stock, Series A Preferred Stock and Series B Preferred Stock issued and outstanding immediately prior to the effective time of the merger shall be converted into and exchanged for a number of shares of Point common stock equal to the Exchange Ratio; provided, DARA stockholders will receive cash in lieu of any fractional share of Point common stock that they would otherwise receive pursuant to the merger.

In addition, each DARA option will be converted into an option to acquire Point common stock. Pursuant to the terms of the merger agreement, each outstanding DARA option shall continue to have, and shall be subject to, the terms and conditions of each agreement pursuant to which such DARA option was subject as of the effective time of the merger (including the terms and conditions of the DARA Stock Plan in effect at the time of the execution of the merger agreement), except that (1) each such option shall be exercisable for that number of whole shares of Point common stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of DARA common stock subject to such option at the effective time multiplied by (B) the Exchange Ratio; and (2) the exercise price per share of Point common stock issuable pursuant to each option shall be equal to the exercise price per share of DARA common stock under such option at the effective time divided by the Exchange Ratio, rounded up to the nearest whole cent.

Likewise, each DARA warrant will be converted into warrants to acquire Point common stock. Pursuant to the terms of the merger agreement, each outstanding DARA warrant shall continue to have, and shall be subject to, the terms and conditions of each agreement pursuant to which such warrant was subject as of the effective time, except that (1) each warrant shall be exercisable for that number of whole shares of Point common stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of DARA common stock subject to such warrant at the effective time multiplied by (B) the Exchange Ratio; and (2) the exercise price per share of Point common stock issuable pursuant to each warrant shall be equal to the exercise price per share of DARA common stock under such warrant at the effective time divided by the Exchange Ratio, rounded up to the nearest whole cent.

Vote Required (see pages 32 and 37)

Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of Point common stock represented and voting at the Point annual meeting is required to approve the proposal to issue the shares of Point common stock to the DARA stockholders as contemplated by the merger agreement, to adopt the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan, to ratify the independent auditors for fiscal year 2007 and to grant discretionary authority to the Point board to adjourn or postpone the annual meeting if necessary. The proposals to approve amendment to Point’s certificate of incorporation to effect the reverse stock split and effectuate the Point name change require the affirmative vote of the holders of a majority of the outstanding shares of Point common stock entitled to vote at the Point annual meeting. In the election of directors, the director nominees receiving the most affirmative votes of the shares of Point common stock represented and entitled to vote at the Point annual meeting will be elected as directors.

The affirmative vote of the holders of a majority of the shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock entitled to vote at the DARA special meeting, voting together as a single class, is required to approve and adopt the merger agreement and the merger contemplated by the merger agreement. Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock represented and voting at the DARA special meeting, voting together as a single class, is required to approve the proposal to grant discretionary authority to the DARA board to adjourn or postpone the special meeting, if necessary.

Voting Agreements (see page 92)

In connection with the execution of the merger agreement, the Point directors and officers entered into voting agreements with Point and DARA under which they agreed, subject to certain limited exceptions, to vote all of their shares of Point common stock in favor of the issuance of Point common stock in the merger, the reverse stock split, the corporate name change and any other actions contemplated by the merger agreement. Collectively, the parties to these voting agreements own Point shares representing approximately 2.2% of the shares entitled to vote at the annual meeting.

In connection with the execution of the merger agreement, the DARA directors and officers, entered into voting agreements with Point and DARA under which they agreed, subject to certain limited exceptions, to vote all of their shares of DARA common stock in favor of the merger agreement and the merger and any other actions contemplated by the merger agreement. Collectively, the parties to these voting agreements own DARA shares representing approximately 20.4% of the shares entitled to vote at the special meeting.

Ownership of Point Following the Merger (see page 49)

If the merger is completed, the former DARA stockholders, together with the holders of the converted DARA options and DARA warrants, will receive Point shares, warrants and options, representing in the aggregate 96.4% of the outstanding shares of Point common stock, on a fully diluted basis, immediately following the closing of the merger. As a result, current stockholders of Point will collectively own 3.6% of the outstanding shares of Point common stock, on a fully diluted basis, immediately following the closing of the merger.

Point Board of Directors after the Merger (see page 55)

Subject to the election by the Point stockholders, the initial six directors of Point after the merger will be the current members of the DARA board of directors as follows: Thomas W. D’Alonzo, Kurt M. Eichler, Richard A. Franco, Steve Gorlin, W. Hamilton Jordan and Stuart C. McWhorter.

All six nominees for election to the board of directors of Point, if elected, will not join the board of Point, unless and until the merger is consummated.

Interests of Point Directors and Officers in the Merger (see page 49)

Certain directors and officers of Point have interests in the merger as directors or executive officers that are different from, or in addition to, those of Point stockholders generally. Pursuant to the terms of the merger agreement, the following former Point executives are entitled to the payments listed below at closing and for each month for the six months after closing as severance and benefit reimbursement payments in accordance with their pre-existing employment agreements with Point.

Payee	Payable at Closing	Monthly Payment for Six Months After Closing
Michael P. Duffy	$129,972	$17,495
Barry Jones	$123,078	$16,346
Donald R. Kiepert, Jr.	$172,420	$24,571
Richard N. Small	$125,961	$16,827

On July 26, 2007, certain former Point executives, namely Messrs. Duffy, Jones, Kiepert and Small, entered into consulting agreements with Point. Under these consulting agreements, these former executives provide advisory and consulting services to Point on a time and materials basis, as needed, at the rate of $250 per hour, not to exceed an aggregate of $2,000 per day. These consulting agreements will survive the completion of the proposed merger.

Pursuant to the terms of the merger agreement, Point is also obligated to purchase insurance coverage that (1) extends for a period of five years on its directors and officers liability insurance coverage as in effect as of the date of the merger agreement and (2) extends for any applicable statute of limitations on its product liability insurance coverage in effect as of the date of the merger agreement. Point has purchased and bound coverage for extended product liability insurance effective as of October 29, 2007 and has purchased but not yet bound extended directors and officers liability insurance.

The Point board of directors was aware of these interests and considered them, among other matters, in making its recommendations described in this joint proxy statement/prospectus.

Interests of DARA Directors and Officers in the Merger (see page 49)

Certain directors and executive officers of DARA have interests in the merger as directors or executive officers that are different from, or in addition to, those of DARA stockholders generally. If DARA completes the merger, certain indemnification arrangements for current directors and executive officers of DARA will be continued and it is anticipated that all directors and executive officers of DARA will be retained as directors and executive officers of Point.

The DARA board of directors was aware of these interests and considered them, among other matters, in making its recommendations described in this joint proxy statement/prospectus.

Accounting Treatment (see page 49)

The merger will be treated as a recapitalization of DARA. DARA will be deemed the accounting acquirer under generally accepted accounting principles. The combined company’s operating results will be consolidated as of the consummation of the merger.

Regulatory Approvals

Other than the filing of a certificate of merger under Delaware law with respect to the merger and compliance with federal and state securities laws, Point and DARA do not believe that any additional material government filings are required with respect to the merger.

Dissenters’ Rights (see page 50)

Under Delaware law, DARA stockholders who dissent from the merger and comply with the procedural requirements of Section 262 of the Delaware General Corporate Law (“DGCL”), more fully described under the section entitled “THE MERGER—Dissenters’ Appraisal Rights” beginning on page 50, may demand payment in cash of the fair value of their shares of capital stock in lieu of the Merger Consideration. These rights are commonly known as “dissenters’ rights.” If the dissenting stockholder and surviving corporation do not agree on a fair value of the shares, a court of proper jurisdiction will determine the fair value upon the dissenting stockholder’s petition, which could be more than, less than or equal to the value of the merger consideration. Dissenting stockholders lose their dissenters’ rights if they fail to follow all of the procedures required by Section 262 of the DGCL. In addition to reviewing the information on page 50 concerning these rights, stockholders wishing to exercise their dissenters’ rights should read Section 262 of the DGCL, attached as Appendix B, and are urged to consult with legal counsel before exercising such rights.

Conditions to Completion of the Merger (see page 56)

A number of conditions must be satisfied before the merger will be completed. These include among others:

•	The issuance of Point common stock in connection with the merger shall have been approved by the Point stockholders and the merger shall have been approved by the DARA stockholders.

•

The registration statement of which this joint proxy statement/prospectus is a part shall have been declared effective by the SEC under the Securities Act prior to the mailing of the joint proxy statement/prospectus.

•	No governmental entity or federal or state court shall have issued any order which prevents or prohibits the consummation of the merger or any other transactions contemplated in the merger agreement.

•	Point’s reverse stock split shall have been effected prior to the effective time or upon filing the certificate of merger.

Each of Point, Merger Sub and DARA may waive certain of the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions has not been met. Neither Point nor DARA can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.

Termination of the Merger Agreement (see page 59)

Under the circumstances specified in the merger agreement, either Point or DARA may terminate the merger agreement. Subject to the limitations set forth in the merger agreement, the circumstances include, among others, if:

•

there is any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction or any governmental entity which is final and nonappealable preventing the consummation of the merger;

•	the merger shall not have been consummated on or before March 31, 2008;

•

the issuance of shares of Point common stock in connection with the merger is not approved by the Point stockholders at the Point stockholders meeting or the merger is not approved by the DARA stockholders at the DARA stockholders meeting;

•	the other party materially breaches its representations or warranties in the merger agreement; or

•

the other party fails to perform or comply with any material covenant or agreement contained in the merger agreement and such failure is not cured within thirty days after receiving written notice of such failure.

Expenses (see page 56)

All costs and expenses incurred by DARA and Point will be paid by the party that has incurred such costs and expenses, provided, that DARA and Point shall share equally all costs and expenses incurred in relation to the printing and filing of this joint proxy statement/prospectus and any amendments or supplements hereto; provided further, that, up to an aggregate of $400,000 of Point expenses related to the merger will be borne by DARA pursuant to the loan and security agreement by and between Point and DARA dated as of October 9, 2007, which is included as Appendix C. If DARA terminates the merger agreement because (1) the Point board withdraws or modifies its recommendation of the merger or (2) the Point board fails within ten business days of the commencement of a tender offer for 20% or more of Point’s common stock to recommend against acceptance of such tender offer, then Point will pay all direct costs and expenses incurred by DARA in the negotiation of the merger agreement and the pursuit of the transactions contemplated thereby.

Point Common Stock Issued in the Merger will be Freely Transferable by Non-Affiliates (see page 52)

Point common stock issued in the merger will be freely transferable by DARA stockholders immediately following the merger unless a stockholder is deemed to be an “affiliate” of the company after giving effect to the merger under applicable federal securities laws. Generally, “affiliates” include directors, executive officers and persons holding more than 10% of DARA’s outstanding stock. In addition, certain affiliates of Point and DARA will be subject to contractual transfer restrictions as provided in the voting agreements.

Reasons for the Merger (see page 40)

In approving the merger agreement, the boards of directors of DARA and Point considered reasons why the merger should be beneficial to the respective companies and their stockholders. These potential benefits included the following:

•

the companies’ respective technology portfolios and the fact that Point and DARA share a small molecule orientation, a complimentary and in some cases overlapping therapeutic focus, and in one indication, type 2 diabetes, a common molecular target for its therapy;

•

Point, which is currently listed on the NASDAQ Capital Market, has an active trading market that could provide DARA with increased liquidity of its investors’ shares and provide increased visibility for DARA within the investor community;

•	the increased ability of the combined company to secure investment capital and financing for expansion of the combined company’s business;

•	market potential for DARA’s and Point’s drug development pipelines;

•	the terms and conditions of the merger agreement and the loan and security agreement, including the exchange ratio and closing conditions;

•	dissenters’ rights would be available to DARA stockholders under applicable state law; and

•	apart from the approval by each company’s stockholders, completion of the merger would not require any material consents or approvals.

Point and DARA have each identified additional reasons for the merger, which are discussed below. See “THE MERGER—Reasons for the Merger” beginning on page 40.

Summary Selected Historical Financial Data of Point

The following tables summarize Point’s consolidated financial data. The statement of operations data for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 have been derived from audited consolidated financial statements of Point included in this joint proxy statement/prospectus. The consolidated statement of operations for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 have been derived from audited consolidated financial statements that are not included in this joint proxy statement/prospectus, but are available upon request. The financial data as of September 30, 2007 and for the nine months ended September 30, 2007 are derived from unaudited consolidated financial statements of Point included in this joint proxy statement/prospectus and, in the opinion of Point’s management, include all necessary adjustments for a fair presentation of those data in conformity with generally accepted accounting principles (“GAAP”). Per share data presented below has been adjusted to reflect all stock issuances as if the merger between HMSR and Point Massachusetts which occurred on March 15, 2002 had taken place prior to all periods presented. You should read the summary consolidated financial data together with the consolidated financial statements and related notes of Point and the other financial information of Point, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Point included in this joint proxy statement/prospectus.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

(in thousands, except per share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Revenues:
Sponsored research grant revenue	$—	$359	$439	$161	$—	$115	$—

Total revenues	—	359	439	161	—	115	—
Operating expenses:
Research and development	5,824	18,984	24,031	18,246	11,324	5,361	4,761
General and administrative	5,390	5,287	6,826	5,195	3,991	2,556	2,900

Total operating expenses	11,214	24,271	30,857	23,441	15,315	7,917	7,661
Loss from operations	(11,214)	(23,912)	(30,418)	(23,280)	(15,315)	(7,802)	(7,661)
Other income (expense)	243	884	1,053	606	157	75	182

Net loss	$(10,971)	$(23,028)	$(29,365)	$(22,674)	$(15,158)	$(7,727)	$(7,479)

Net loss per common share:
Basic and diluted	$(0.29)	$(0.70)	$(0.90)	$(0.98)	$(0.87)	$(0.73)	$(0.84)

Shares used in computing net loss per common share:
Basic and diluted	38,427	32,761	32,763	23,075	17,471	10,657	8,898

Dividends—none

CONSOLIDATED BALANCE SHEET DATA

(in thousands)

	As of September 30, 2007	As of December 31,
		2006	2005	2004	2003	2002
Cash and cash equivalents	$2,311	$9,798	$37,328	$13,906	$14,062	$11,925
Restricted cash and cash equivalents	—	300	306	86	80	80
Working capital	1,574	7,750	33,258	11,883	13,628	10,840
Total assets	3,151	12,568	40,401	14,496	14,837	12,553
Long-term debt and capital lease obligations	30	37	47	48	52	57
Stockholders’ equity	1,544	7,951	34,399	12,051	13,856	11,095

Comparative Per Share Data

The following table presents historical per share data for Point and DARA as of and for the nine months ended September 30, 2007 and for the year ended December 31, 2006, and combined pro forma per share data for Point and equivalent pro forma per share data for DARA as of and for the nine months ended September 30, 2007 and for the year ended December 31, 2006.

The following information should be read in conjunction with (1) the historical consolidated financial statements and related notes of Point and DARA included elsewhere in this joint proxy/prospectus statement and (2) the unaudited pro forma combined financial statements and the accompanying notes in the section captioned “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” beginning on page 128. The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have resulted if the merger had been completed as of the assumed dates or of the results that will be achieved in the future.

	DARA Historical Per Share Data	Point Historical Per Share Data	Pro Forma Combined Per Share Data	DARA Equivalent Pro Forma Per Share Data (1)
Book value per share:
September 30, 2007	$0.76	$0.04	$0.01	$0.75
Earnings (loss) per common share, basic and diluted:
For the nine months ended September 30, 2007	($0.03)	($0.29)	($0.01)	($0.73)
For the twelve months ended December 31, 2006	($0.14)	($0.90)	($0.03)	($2.19)

Dividends—None

(1)	The DARA equivalent pro forma per share data is calculated by multiplying the applicable combined pro forma per share data by the exchange ratio in the merger.

Market Price and Dividend Information

Point’s common stock is currently listed and traded on the NASDAQ Capital Market under the trading symbol “POTP.” On October 9, 2007, the last full trading day before the public announcement of the proposed merger, the last reported sale price of one share of Point common stock, as reported on the NASDAQ Capital Market, was $0.0436. On December 14, 2007, the last day for which information was available before the date of this joint proxy statement/ prospectus, the last reported sale price of one share of Point common stock, as reported on NASDAQ, was $0.1810. DARA is unable to provide information with respect to the market price of shares of DARA common stock, and the equivalent per share market prices of DARA common stock have been omitted, because there is no trading market for shares of DARA common stock.

Point has not paid dividends to date and does not anticipate paying any dividends on its common stock in the foreseeable future. DARA has never paid a cash dividend on its common stock.

	Point Common Stock
	High ($)	Low ($)
2007
Fourth Quarter (through Dec. 14, 2007)	0.53	0.04
Third Quarter	0.13	0.03
Second Quarter	0.57	0.10
First Quarter	1.28	0.36
2006
Fourth Quarter	1.72	0.83
Third Quarter	2.60	1.18
Second Quarter	3.65	2.28
First Quarter	3.70	2.72
2005
Fourth Quarter	4.35	2.75
Third Quarter	4.45	3.60
Second Quarter	4.99	3.55
First Quarter	6.75	3.88
2004
Fourth Quarter	5.86	3.76
Third Quarter	5.43	3.31
Second Quarter	6.95	4.91
First Quarter	6.80	3.40

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, contains and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, competitive positions, growth opportunities for existing products and plans and objectives of the management of Point and DARA, as well as the market for Point common stock and other matters. Statements in this joint proxy statement/prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act. These forward-looking statements, including those relating to the future business prospects, revenues and income of Point and DARA, wherever they occur in this joint proxy statement/prospectus, are necessarily estimates reflecting the judgment of the management of Point and DARA and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those contained in this joint proxy statement/prospectus.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe,” “may,” “will,” “should,” “seeks,” “schedule to,” “anticipates” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. The forward-looking statements included in this joint proxy statement/prospectus are made only as of the date hereof. Except as required under United States federal securities laws and the rules and regulations of the SEC, Point and DARA do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

The risks, uncertainties and assumptions that are involved in these forward-looking statements include, but are not limited to, those risks and uncertainties described immediately below under the caption “RISK FACTORS.” Those risks are representative of the risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from what is expressed or forecast in forward-looking statements.

RISK FACTORS

In determining whether to vote for approval of the issuance of shares of Point common stock to DARA stockholders as contemplated by the merger agreement (and the related Point proposals described in this joint proxy statement/prospectus), in the case of Point stockholders, or for approval and adoption of the merger agreement and the merger or whether to exercise dissenters’ rights in connection with the merger, in the case of DARA stockholders, you should consider carefully the matters described below and the other information included in this joint proxy statement/prospectus.

Risks Relating to Point

There is no guarantee that the proposed merger with DARA will be completed.

The proposed merger with DARA is subject to a number of conditions, including approval by both the Point and the DARA stockholders. There is no assurance that the merger will be approved, and there is no assurance that the other conditions to the completion of the merger will be satisfied. If Point is unable to complete the proposed merger with DARA, Point will either need to complete another strategic transaction or file for bankruptcy protection. In addition, if Point fails to complete the proposed merger with DARA, Point may be required to repay DARA any amounts borrowed from it under the Loan and Security Agreement.

Point may be forced to completely wind-down its operations and cease to exist as an operating company.

At September 30, 2007, Point had unrestricted cash of approximately $2.3 million. This unrestricted cash balance is projected to only allow Point to maintain its current and planned operations into the first quarter of 2008. Point’s current position, combined with the cash Point would potentially receive were Point to liquidate all of its assets, after taking into account all anticipated sources and uses of cash, may not be sufficient to pay all of its obligations when such amounts are required to be paid. This condition raises substantial doubt about Point’s ability to continue as a going concern. The audit report prepared by Point’s independent registered public accounting firm in connection with its financial statements for the year ended December 31, 2006 included an explanatory paragraph expressing substantial doubt about Point’s ability to continue as a going concern.

In addition, in May 2007, Point’s Independent Data Monitoring Committee recommended stopping its two Phase 3 talabostat studies in patients with advanced non-small cell lung cancer (“NSCLC”) due to neither the primary endpoint of median progression-free survival nor the secondary endpoint of overall survival demonstrating improvement over the placebo groups. Also, in the talabostat combination trial with docetaxal (Taxotere®: sanofi-aventis), the talabostat arm of the study demonstrated significantly lower overall survival than the placebo arm. As a result of these interim results, the U.S. Food and Drug Administration (the “FDA”) has put the talabostat clinical program on hold. Point’s failure to achieve favorable results precludes it from continuing its talabostat clinical program at this point in time. Point has ceased funding its research and development efforts for talabostat, and will not likely seek to raise future capital for operating purposes.

Point has drastically reduced the scope and size of its facility and staff, and its efforts to complete the proposed merger with DARA or to find another buyer or partner for its technology and related intellectual property and assets, in bankruptcy or otherwise, may be unsuccessful.

Effective July 25, 2007, Point terminated all but two of its employees. Point plans to continue to utilize some or all of the terminated employees as part of a more variable-cost consulting team to assist it in completing the proposed merger with DARA, or, if the merger fails, to seek another buyer or partner for its technology and related intellectual property and other assets, in bankruptcy or otherwise. In addition, on July 31, 2007, Point terminated its lease at 155 Federal Street in Boston, Massachusetts for a substantially smaller temporary location at 70 Walnut Street in Wellesley Hills, Massachusetts. Given Point’s lack of staff and resources, together with the FDA placing a clinical hold on its lead pharmaceutical product candidate, talabostat, Point may be unable to successfully locate a buyer or partner for the purposes of effectuating a strategic transaction. Although Point currently retains control over its intellectual property portfolio, Point cannot make any assurances that these assets have or will continue to have any value. This uncertainty as to the value of Point’s intellectual property portfolio and other assets may prevent it from successfully locating a buyer or partner for the purposes of enacting a strategic transaction if the proposed merger with DARA fails.

If the merger with DARA fails, and attempts to find another buyer or partner for Point’s technology and related intellectual property and assets fail, and if no other strategic transaction can be completed, Point will likely file for federal bankruptcy protection under Chapter 11 of the Bankruptcy Code.

If Point cannot complete the merger with DARA and attempts to find another buyer or partner for its technology and related intellectual property and assets fail and if no other strategic transaction can be effectuated, Point will likely file for federal bankruptcy protection under Chapter 11 of the Bankruptcy Code. In the event Point files for Chapter 11 protection, Point will most likely not be able to raise any type of funding from any source. Upon filing for Chapter 11 protection, Point would not meet the minimum standards required for remaining listed on the NASDAQ Capital Market. If Point is delisted, its stock would no longer be tradable on the NASDAQ Capital Market.

Although Point has entered into an agreement to merge with DARA and has previously been engaged in discussions with additional potential purchasers or strategic partners, Point cannot guarantee that a transaction will occur within the time frame necessary to avoid having to file for Chapter 11 bankruptcy protection.

Provisions of the merger agreement may deter alternative strategic transactions.

The merger agreement prohibits Point from soliciting, initiating, encouraging or facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. These provisions limit Point’s ability to pursue offers from third parties that could result in greater value to its stockholders. If the merger agreement is terminated and Point seeks another business combination, Point cannot assure stockholders that Point will be able to negotiate a transaction with another company on terms comparable to the terms of the merger with DARA, or that Point will avoid incurrence of any fees associated with the termination of the merger agreement. If the proposed merger with DARA is not completed, Point will have incurred substantial costs that may adversely affect its financial results and operations and the market price of Point’s common stock.

If the merger with DARA is not completed, the price of Point’s common stock may decline to the extent that the current market price of Point’s common stock reflects a market assumption that the merger will be completed. In addition, Point has incurred and will incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of attorneys, accountants and consultants. If the merger with DARA is not completed, Point will have incurred significant costs for which Point will have received little or no benefit. Each of these factors may adversely affect the trading price of Point’s common stock and its financial results and operations.

Even if Point does not file for Chapter 11 bankruptcy, Point do not currently comply with certain of NASDAQ’s Marketplace Rules and Point’s stock may be delisted from the NASDAQ Capital market.

Even if Point does not file for bankruptcy, Point is not currently in compliance with certain requirements for continued listing on the NASDAQ Capital Market. On March 8, 2007, Point was notified by the Listing Qualification Department of the NASDAQ Stock Market that Point had failed to comply with the minimum bid price requirement for continued listing on the NASDAQ Capital Market set forth in Marketplace Rule 4310(c)(4) because its common stock had closed below the minimum $1.00 per share requirement for 30 consecutive business days and was given until September 4, 2007, to regain compliance. On September 12, 2007, Point received a staff determination letter from the Listing Qualifications Department notifying it that Point had failed to regain compliance with the applicable rule and that trading of Point’s common stock on the NASDAQ Capital Market would be suspended at the opening of business on September 21, 2007 unless Point requested an appeal of the determination. Within the September letter, the NASDAQ staff also indicted its belief that Point constituted a public shell and that such determination served as an additional basis to delist its securities from the NASDAQ Capital Market. Point participated in a hearing before a NASDAQ Listing Qualifications Panel on November 1, 2007, at which it requested continued listing of its common stock pending the completion of the merger. On November 13, 2007, Point received an additional notice from NASDAQ indicating that it was not in compliance with the minimum stockholders’ equity requirement for continued listing and citing that as a further basis for delisting Point’s common stock, and Point responded in writing to that additional notice. On December 12, 2007, the Listing Qualifications Panel granted Point’s request for continued listing subject to completion of the merger on or before January 30, 2008 and approval of the NASDAQ initial listing application filed by Point and DARA described below.

In addition, according to the NASDAQ rules, Point’s merger with DARA will constitute a change of control transaction, or “reverse merger,” requiring the combined company to meet NASDAQ’s initial listing requirements at the time of closing of the merger. On October 26, 2007, DARA filed an initial listing application with the NASDAQ Capital Market, which if approved, will take effect the first trading day following the consummation of the merger. The NASDAQ initial listing requirements include, among other things, that the combined company’s stockholders’ equity immediately after the merger exceeds $5.0 million, that the combined company’s common stock satisfies a $4.00 per share minimum bid price immediately after closing of the merger and that the combined company has a public float of common stock of at least $15.0 million. In order to meet the minimum bid price requirement, Point will need to implement a reverse stock split prior to the completion of the merger. There can be no assurance that Point’s common stock will not be delisted prior to the merger.

If the merger is not consummated by January 30, 2008 or, notwithstanding the implementation of the reverse stock split, the combined company fails to meet the minimum bid price, or otherwise fails to satisfy all other initial listing requirements, Point or the combined company, as applicable, will be subject to delisting. If Point or the combined company, as applicable, is unable to maintain a listing on the NASDAQ Capital Market, Point or the combined company may seek to have its stock quoted on the NASD’s OTC Bulletin Board, which is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Capital Market, or in a non-NASDAQ over-the-counter market, such as the “pink sheets.” Quotes for stocks included on the OTC Bulletin Board/pink sheets are not as widely listed in the financial sections of newspapers as are those for the NASDAQ Capital Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be more difficult to obtain and holders of the combined company’s common stock may be less able to resell their securities at or near the latest posted bid prices.

Point’s stock price could be volatile and its trading volume may fluctuate substantially.

The price of Point’s common stock has been and may in the future continue to be extremely volatile, with the sale price fluctuating from a low of $0.03 to a high of $3.70 in the two-year period ended December 14, 2007. Many factors could have a significant impact on the future price of its common stock, including:

•	its inability to close the proposed merger with DARA or find another buyer or partner for its technology and related intellectual property and assets;

•	its filing for protection under Chapter 11 of the Bankruptcy Code;

•	its inability to raise additional capital to fund its operations, whether through the issuance of equity securities or debt;

•	changes in its intellectual property portfolio or developments or disputes concerning the proprietary rights of its product candidates;

•	maintenance of its existing licensing agreement with Tufts;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	degree of trading liquidity in its common stock; and

•	its ability to meet the minimum standards required for remaining listed on the NASDAQ Capital Market.

If Tufts University School of Medicine terminates Point’s license, Point’s intellectual property portfolio would have diminished value which could prevent it from successfully locating a buyer or partner for the purposes of effectuating a strategic transaction.

Point licenses key technology, including the rights to talabostat, from Tufts. The underlying license for this technology terminates on the later of the expiration date of the last-to-expire patents, or 20 years from the date of initial commercial sale of the licensed product. Pursuant to the terms of the license, Tufts has the right to terminate the license prior to expiration of the term upon a material breach of the license by Point, its ceasing to do business or becoming insolvent, or its failure to sell a licensed product in the U.S. market by May 2011. If Point does not meet certain clinical development, regulatory and commercialization milestones prior to May 2011, it is possible that Tufts could seek to terminate or modify the terms of the license, in which case, its intellectual property portfolio would have diminished value which could prevent Point from successfully locating a buyer or partner for the purposes of effectuating a strategic transaction. Point also has no assurance that it would be able to license substitute technology in the future. Point’s inability to do so could impair its ability to conduct its business because Point may lack the technology, the necessary rights to such technology, or the finances required, in each case, to develop and commercialize potential products.

Point may be sued for product or operational liability.

Point may be held liable if any of its products or operations cause injury or death or are found otherwise unsuitable during product testing, manufacturing, marketing or sale. Point currently maintains a $2 million general liability policy and a $5 million per occurrence and annual aggregate product liability insurance policy related to its clinical trials consistent with industry standards. When necessary for its products, Point intends to obtain additional product liability insurance. Insurance coverage may be prohibitively expensive, may not fully cover its potential liabilities or may not be available in the future. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of Point’s products. If Point is sued for any injury caused by its products, the litigation could consume substantial time and attention of its management, and its liability could exceed its total assets.

Point has contingent liabilities relating to its historical discontinued operations that could give rise to liability risks in the future.

Prior to the sale of substantially all of its non-cash assets to Whatman Bioscience, Inc. (“Whatman”) in May of 2001, Point was engaged in the business of developing and supplying blood filtration devices. Although Whatman contractually assumed and agreed to indemnify Point and hold it harmless from and against most liabilities and obligations arising out of the conduct of its blood filtration business, Point retained certain known and unknown risks that were not contractually assumed by Whatman including without limitation, (i) any of its liabilities under any benefit plan, (ii) tax liabilities incurred which relate to periods prior to the closing of the Whatman transaction, (iii) accounts payable arising prior to the closing of the Whatman transaction, (iv) any of its liabilities which were owed to its security holders in their capacity as such, and (v) its liabilities which were owed to Sepracor, Inc. arising or resulting from its respective contractual relationships with Point. If for any reason Whatman, or its successors, is not able to satisfy any of the assumed liabilities, such outcome could have a material and adverse effect on its financial condition. Accordingly, there can be no assurances that claims arising out of its historical business and operations would not be asserted against Point in the future and, if asserted, there can be no assurances that Point would prevail.

Point may be subject to future litigation which could be costly and time-consuming to defend.

In light of disclosures about its current financial and clinical difficulties, including the termination of its clinical programs, including its Phase 3 trial in NSCLC and its early termination of its Phase 2 trial in pancreatic cancer, Point may be the subject of litigation by one or more parties, including its stockholders and recent investors. Any claim or series of claims brought against Point could significantly harm its business by, among other things, injuring its reputation and leading to costly litigation. Any judgment against Point that is in excess of its insurance policy limits would have to be paid from its limited cash reserves, which would further reduce its capital resources. If Point is sued, Point may not have sufficient capital resources to defend the suit or to pay a judgment. If Point does not have sufficient capital resources to pay a judgment, its creditors could levy against its assets, including its intellectual property.

Risks Relating to the Merger

Point and DARA may not achieve the benefits they expect from the merger, which may have a material adverse effect on the combined company’s business, financial, and operating results.

Point and DARA entered into the merger agreement with the expectation that the merger will result in benefits to the combined company. Post-merger challenges include the following:

•	Obtaining and maintaining a NASDAQ Capital Market listing to promote liquidity for stockholders of the combined company and potentially greater access to capital;

•	retaining the management and employees of DARA;

•	developing new product candidates that utilize the assets and resources of the combined company; and

•	retaining existing strategic partners and suppliers of DARA.

If the combined company is not successful in addressing these and other challenges, then the benefits of the merger may not be realized and, as a result, the combined company’s operating results and the market price of Point’s common stock may be adversely affected.

Point’s common stock is subject to delisting, and the combined company may not be able to obtain or maintain a listing.

Point’s common stock is currently traded on the NASDAQ Capital Market. On March 8, 2007, Point received a letter from the NASDAQ Stock Market stating that Point did not meet the $1 minimum share price requirement for continued listing set forth in Marketplace Rule 4310(c)(4). On September 12, 2007, Point received an additional notice from NASDAQ indicating that it was still not in compliance with the minimum bid price requirement for continued listing and citing as a further basis for de-listing Point’s cessation of its clinical and research operations, rendering Point, in the view of the staff of NASDAQ, a “public shell,” or non-operating company, under Marketplace Rule 4300. Point requested an appeal and appeared at a NASDAQ delisting hearing on November 1, 2007. Point participated in a hearing before a NASDAQ Listing Qualifications Panel on November 1, 2007, at which it requested continued listing of its common stock pending the completion of the merger. On November 13, 2007, Point received an additional notice from NASDAQ indicating that it was not in compliance with the minimum stockholders’ equity requirement for continued listing and citing that as a further basis for delisting Point’s common stock, and Point responded in writing to that additional notice. On December 12, 2007, the Listing Qualifications Panel granted Point’s request for continued listing subject to completion of the merger on or before January 30, 2008 and approval of the NASDAQ initial listing application filed by Point and DARA described below.

In addition, according to the NASDAQ rules, Point’s merger with DARA will constitute a change of control transaction, or “reverse merger,” requiring the combined company to meet NASDAQ’s initial listing requirements at the time of closing of the merger. On October 26, 2007, Point and DARA filed an initial listing application with the NASDAQ Capital Market, which if approved, will take effect the first trading day following the consummation of the merger. The NASDAQ initial listing requirements include, among other things, that the combined company’s stockholders’ equity immediately after the merger exceeds $5.0 million, that the combined company’s common stock satisfies a $4.00 per share minimum bid price immediately after closing of the merger and that the combined company has a public float of common stock of at least $15.0 million. In order to meet the minimum bid price requirement, Point will need to implement a reverse stock split prior to the completion of the merger.

Even if Point’s common stock meets the minimum bid price as a result of the reverse stock split, Point may not meet all other initial listing requirements. If the combined company is unable to obtain a new listing on the NASDAQ Capital Market, the combined company may seek to have its stock quoted on the NASD’s OTC Bulletin Board, which is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASDAQ Capital Market, or in a non-NASDAQ over-the-counter market, such as the “pink sheets.” Quotes for stocks included on the OTC Bulletin Board/pink sheets are not as widely listed in the financial sections of newspapers as are those for the NASDAQ Capital Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be more difficult to obtain and holders of the combined company’s common stock may be less able to resell their securities at or near the latest posted bid prices.

The issuance of shares of Point’s common stock to DARA’s stockholders in the merger will substantially dilute the percentage ownership interests of current Point stockholders.

If the merger is completed, the former DARA stockholders, together with the holders of the converted DARA options and DARA warrants, will receive Point shares, warrants and options, representing in the aggregate 96.4% of Point’s common stock on a fully diluted basis immediately following the merger. As a result, Point’s current stockholders and warrant and option holders will collectively own 3.6% of the outstanding shares of Point common stock, on a fully diluted basis, following the merger. The issuance of Point common stock to DARA stockholders will cause a significant reduction in the relative percentage interest of current Point stockholders in Point’s earnings, if any, voting power, liquidation value and market capitalization.

If Point and DARA proceed with the merger, the number of shares of Point common stock that DARA stockholders receive in the merger will not change as a result of changes in the market value of Point common stock.

In connection with the merger, each share of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock will be converted into shares of Point common stock. The number of Point shares received by the DARA stockholders in the merger will not change based on changes in the market value of Point common stock. The trading price of the shares of Point common stock received in the merger may vary because of factors such as:

•	changes in the business, operating results or prospects of Point, DARA or the combined company;

•	actual or anticipated variations in quarterly results of operations of the combined company;

•	sales of Point common stock;

•	additions or departures of key personnel;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by Point, DARA or the combined company;

•	conditions or trends in the drug development industry;

•	announcements of technological innovations, new products or services by Point, DARA or the combined company or any competitors;

•	changes in market valuations of other drug development companies;

•	the prospects of post-merger operations;

•	regulatory considerations; and

•	general market and economic conditions.

If the costs associated with the merger exceed the benefits, the combined company may experience adverse financial results, including increased losses.

DARA and Point will incur significant transaction costs as a result of the merger, including legal and accounting fees that may exceed their current estimates. In addition, DARA and Point expect that the combined company will incur consolidation and integration expenses, which cannot be precisely estimated at this time. Actual transaction costs may substantially exceed the current estimates of DARA and Point and may affect the combined company’s financial condition and operating results negatively. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Point’s stockholders resulting from the issuance of shares in connection with the merger, the combined company’s financial results could be adversely affected, resulting in, among other things, increased losses, and decreased trading prices for the combined company’s common stock.

The analysis contained in the valuation report prepared by DARA’s independent financial advisor and the projections and assumptions on which the analysis is based may, when viewed in hindsight, not prove accurate and complete in all respects.

DARA engaged ZTR Enterprises, LLC (“ZTR”) to provide a valuation analysis of the common equity, on a minority, marketable basis, of DARA and Point to assist in the determination of the pro-forma ownership of the combined entity. The report, however, did not address the relative advantages and disadvantages of the transaction or opine on the fairness of the consideration to be received by the DARA stockholders in the merger or opine on the fairness of the merger to the Point stockholders.

The DARA board of directors relied on this valuation analysis in part in making its recommendations to the DARA stockholders. In addition, the Point board of directors reviewed the valuation analysis that was performed by ZTR.

ZTR’s analysis and conclusions are based on certain projections and assumptions described in its report. There can be no assurance that, when viewed in retrospect, the valuation analysis or the projections and assumptions on which the analysis is based, will prove to be accurate and complete in all respects.

The market price of Point’s common stock may decline as a result of the merger.

DARA stockholders, option and warrant holders will receive Point shares, options and warrants such that they will collectively own 96.4% of the Point common stock, on a fully diluted basis, following the closing of the merger.

The market price of Point’s common stock may decline as a result of the merger for a number of reasons, including if:

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts; or

•	significant stockholders of DARA or Point decide to dispose of their stock following completion of the merger.

If sales of a substantial number of shares of Point common stock within a short period of time cause Point’s stock price to fall, such price decline could impair the combined company’s ability to raise capital through sales of equity securities.

Failure to complete the merger could negatively impact DARA and Point, including the market price of Point’s common stock.

The obligations of Point and DARA to complete the merger are subject to the satisfaction or waiver of certain conditions. See “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 56 of this joint proxy statement/prospectus for a discussion of these conditions. If these conditions are not satisfied or waived, the merger may not be completed. If the merger is not completed for any reason, both Point and DARA may be subject to other material risks, including:

•	a negative effect on the stock trading price of Point common stock to the extent that the current market price reflects a market assumption that the merger will be completed;

•

Point will pay all direct costs and expenses incurred by DARA in the negotiation of the merger agreement and the pursuit of the transactions contemplated thereby if the Point board recommends a superior acquisition proposal to its stockholders or if DARA terminates the merger agreement because (1) the Point board withdraws or modifies its recommendation of the merger or (2) the Point board fails within ten business days of the commencement of a tender offer for 20% or more of Point’s common stock to recommend against acceptance of such tender offer;

•

DARA may be required to forgive the $400,000 loan it provided to Point pursuant to the loan and security agreement if the merger agreement is terminated because (1) DARA breaches the merger agreement, (2) a receiver is appointed for Point or Point’s property or (3) Point defaults beyond any grace period in the payment of principal or interest of any indebtedness of Point in excess of $10,000 in the aggregate;

•	unless the loan is forgiven, Point will be required to repay the $400,000 loan DARA provided to Point pursuant to the loan and security agreement;

•	the costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed; and

•	Point will need either to negotiate and close another strategic transaction or file for bankruptcy protection.

Point’s officers and directors have interests different from yours that may influence them to support or approve the merger.

The terms of the merger agreement and the agreements contemplated thereby affect the directors and officers of Point in ways that may create interests for them in the merger that are different from, or in addition to, yours. These interests include:

•	additional severance in the aggregate amount of approximately $1 million will be paid to Point’s former officers in connection with the closing of the merger transaction as more fully described below;

•

certain of the current and former Point executives are parties to consulting agreements with Point to provide consulting and advisory services to Point at the rate of $250 per hour on a time and materials basis, as needed, which consulting agreements will survive the completion of the merger; and

•

Point has purchased insurance coverage that extends for a period of five years on its directors and officers liability insurance coverage as in effect as of the date of the merger agreement and extends for any applicable statute of limitations on its product liability insurance coverage in effect as of the date of the merger agreement.

DARA’s officers and directors have interests different from yours that may influence them to support or approve the merger.

The terms of the merger agreement and the agreements contemplated thereby affect the directors and officers of DARA in ways that may create interests for them in the merger that are different from, or in addition to, yours. These interests include:

•	it is anticipated that the directors and executive officers of DARA will be retained as directors and executive officers of Point; and

•

the existing rights to indemnification benefiting DARA’s directors and officers found in DARA’s certificate of incorporation or by-laws, applicable law or other sources will be substantially duplicated by Point’s certificate of incorporation and will continue indefinitely.

The merger may fail to qualify as a tax-free reorganization for federal income tax purposes, resulting in your recognition of taxable gain or loss in respect of your DARA shares.

The merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. Alternatively, the merger may qualify as an exchange under Section 351 of the Internal Revenue Code. The Internal Revenue Service will not provide a ruling on the matter, nor will DARA obtain an opinion from its legal counsel that the merger will constitute a tax-free reorganization for federal income tax purposes. No assurance can be given that the Internal Revenue Service or the courts will agree that the merger qualifies as a tax-free reorganization under Section 368(a) (or, alternatively, an exchange under Section 351(a)). The merger agreement provides that neither Point nor DARA will take any action that would prevent the merger from qualifying as a tax-free reorganization. No assurance can be provided that Point or DARA will in fact not take any such action (or any action to disqualify the transaction from qualifying under Section 351(a) of the Code); for example by violating the continuity of interest or continuity of business enterprise requirements (or by liquidating DARA after the acquisition). If the merger fails to qualify as a reorganization or an exchange under Section 351(a), DARA stockholders generally would recognize gain or loss on each share of DARA stock surrendered in an amount equal to the difference between the sum of the amount of cash and/or the fair market value of Point common stock received for each such share of DARA and the adjusted tax basis in such share. “See Material United States Federal Income Tax Consequences.”

Provisions of the Merger Agreement may deter alternative business combinations.

Restrictions in the merger agreement on solicitation generally prohibit Point from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to the stockholders of Point when compared to the terms and conditions of the merger described in this joint proxy statement/ prospectus, and further prohibit Point from entering into discussions regarding unsolicited proposals unless certain requirements are met. In addition, if the merger is not completed under certain circumstances specified in the merger agreement, Point may be required to repay to DARA any funds loaned to Point pursuant to the loan and security agreement entered into in connection with the merger agreement. These provisions may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to Point stockholders than the merger.

Risks Relating to the Business and Operations of DARA, as the Combined Company, Following the Merger

DARA’s limited operating history may make it difficult to evaluate its business to date and the combined company’s future viability.

DARA is in the early stage of operations and development, and has only a limited operating history on which to base an evaluation of its business and prospects, having just commenced operations in 2002. In addition, DARA’s operations and development are subject to all of the risks inherent in the growth of an early stage company. DARA will be subject to the risks inherent in the ownership and operation of a company with a limited operating history such as regulatory setbacks and delays, fluctuations in expenses, competition, the general strength of regional and national economies, and governmental regulation. Any failure to successfully address these risks and uncertainties could seriously harm DARA’s business and prospects. The combined company may not succeed given the technological, marketing, strategic and competitive challenges it will face. The likelihood of DARA’s success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the growth of a new business, the continuing development of new drug development technology, and the competitive and regulatory environment in which DARA operates or may choose to operate in the future.

DARA is unable to predict whether its research and development activities will result in any commercially viable products or procedures.

The product candidates DARA has in-licensed have had only limited research in the fields of use that DARA is presently intending to commercialize. DARA will have to go through extensive research and testing to determine the safety and effectiveness of their proposed uses. All of DARA’s product candidates will require testing and regulatory clearances. Accordingly, the products DARA is developing are not presently commercially ready for sale, nor may they ever ready for sale. The successful development of any products is subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. These risks include the possibilities that any or all of these proposed products or procedures are found to be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances; that the proposed products or procedures are uneconomical to market or do not achieve broad market acceptance; that third parties hold proprietary rights that preclude DARA from marketing them; or third parties market a superior or equivalent product. DARA is unable to predict whether its research and development activities will result in any commercially viable products or procedures. Further, due to the extended testing and regulatory review process required before marketing clearances can be obtained, the time frames for commercialization of any products or procedures are long and uncertain.

DARA expects to continue to incur losses.

DARA has incurred losses since inception and expects to continue to incur losses for the foreseeable future. DARA’s losses are likely to be primarily attributable to personnel costs, working capital costs, research and development costs, brand development costs and marketing and promotion costs. DARA may never achieve sustained profitability.

DARA’s business depends on collaborative arrangements.

DARA’s strategy will require it to enter into licenses or other alliances, and also to make dispositions of products that have reached a certain level of clinical development. DARA may be unable to identify profitable applications for its product candidates or demonstrate the potential benefits and is unable to predict whether its product candidates will be accepted. DARA may not be able to continue licensing or other partnering arrangements, and any such arrangements, even if completed successfully, may not be on terms favorable to DARA, may not perform as expected, may result in unexpected liabilities and may never contribute significant revenues or cash flow. DARA will depend to a significant extent on the expertise and dedication of sufficient resources by its licensors, licensees, research and development, or corporate partners to develop and commercialize products. Each individual licensor, licensee or corporate partner will control the amount and timing of resources devoted by it to these activities. Moreover, the success of any such licenses or other alliance will depend in part upon such partners’ own competitive, marketing and strategic considerations, including the relative advantages of alternative products and technologies being developed or marketed by such partners. Corporate partners may pursue alternative technologies or develop products that are competitive with DARA’s. If any such partners are unsuccessful in developing or commercializing DARA’s product candidates, its business, financial condition and results of operations would be materially and adversely affected. Disputes may arise between DARA and one or more of its collaborative partners regarding their respective rights and obligations under collaborative arrangements. In such an event, DARA may be required to initiate or defend expensive litigation or arbitration proceedings or to seek and attempt to reach agreement with another collaborative partner. DARA may not be able to resolve successfully a dispute with a collaborative partner or to enter into a satisfactory arrangement with a replacement collaborative partner.

DARA’s success will depend on its ability to retain its managerial personnel and to attract additional personnel.

DARA’s success will depend largely on its ability to attract and retain managerial personnel. Competition for desirable personnel is intense, and there can be no assurance that it will be able to attract and retain the necessary staff. DARA currently has only nine full-time and one part-time employee. The loss of members of managerial, sales or scientific staff could have a material adverse effect on its future operations and on successful development of products for its target markets. The failure to maintain management, particularly the Chairman and Chief Executive Officer and Chief Scientific Officer, and to attract additional key personnel could materially adversely affect DARA’s business, financial condition and results of operations.

Competition from other pharmaceutical companies, biotechnology companies and other research and academic institutions is intense and expected to increase.

Competition from other pharmaceutical companies, biotechnology companies and other research and academic institutions is intense and expected to increase. Many of these companies have substantially greater financial and other resources and development capabilities than DARA has and have substantially greater experience in undertaking pre-clinical and clinical testing of products. In addition to competing with universities and other research institutions in the development of products, technologies and processes, DARA competes with other companies in acquiring rights to products or technologies from universities and other research institutions. There can be no assurance that DARA can develop products that are more effective or achieve greater market acceptance than competitive products, or that its competitors will not succeed in developing products and technologies that are more effective than those being developed by it that would render its products and technologies less competitive or obsolete.

The success of DARA’s business will depend on its ability to develop and protect its intellectual property rights, which could be expensive.

DARA’s success will depend to a significant extent on its ability to obtain patent protection on technologies and products and preserve trade secrets and to operate without infringing the proprietary rights of others. There can be no assurance that any patent applications or patents that the combined company is able to license will afford any competitive advantages or will not be challenged or circumvented by third parties. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by DARA. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any of DARA’s potential products can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

DARA also relies on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen its competitive positions. While DARA takes steps to protect its proprietary rights to the extent possible, there can be no assurance that third parties will not know, discover or develop independently equivalent proprietary information or techniques, that they will not gain access to DARA’s trade secrets or disclose its trade secrets to the public. Therefore, DARA cannot guarantee that it can maintain and protect unpatented proprietary information and trade secrets. Misappropriation of DARA’s intellectual property would have an adverse effect on its competitive position and may cause it to incur substantial litigation costs.

DARA may be subject to claims that it infringes the intellectual property rights of others, and unfavorable outcomes could harm its business.

DARA’s future operations may be subject to claims, and potential litigation, arising from its alleged infringement of patents, trade secrets or copyrights owned by other third parties. DARA intends to fully comply with the law in avoiding such infringements. However, within the drug development industry, established companies have actively pursued such infringements, and have initiated such claims and litigation, which has made the entry of competitive products more difficult. DARA may experience such claims or litigation initiated by existing, better-funded competitors. Court-ordered injunctions may prevent it from bringing new products to market, and the outcome of litigation and any resulting loss of revenues and expenses of litigation may substantially affect its ability to meet its expenses and continue operations.

DARA may be unable to manage growth effectively.

DARA’s failure to manage growth effectively could have a material and adverse effect on its business, results of operations and financial condition. DARA anticipates that a period of significant expansion will be required to address potential growth to handle licensing and research and development activities. This expansion will place a significant strain on its management, operational and financial resources. To manage the expected growth of its operations and personnel, DARA must both improve its existing operational and financial systems, procedures and controls and implement new systems, procedures and controls. DARA must also expand its finance, administrative and operations staff. DARA’s current personnel, systems, procedures and controls may not adequately support its future operations. DARA’s management may be unable to hire, train, retain, motivate and manage necessary personnel or identify, manage and exploit existing and potential strategic relationships and market opportunities.

DARA’s operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of its control.

DARA is subject to the following factors that may negatively affect its operating results:

•	the announcement or introduction of new services or products by its competitors;

•	its ability to upgrade and develop its systems and infrastructure to accommodate growth;

•	its ability to attract and retain key personnel in a timely and cost effective manner;

•	technical or regulatory difficulties, including difficulties and delays associated with clinical development of drug products;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of its business, operations and infrastructure;

•	regulation by federal, state or local governments and agencies, including the FDA; and

•	general economic conditions as well as economic conditions specific to the pharmaceutical industry.

As a result of DARA’s limited operating history and the emerging nature of the markets in which DARA competes, it is difficult for DARA to forecast its revenues or earnings accurately. DARA has based its current and future expense levels largely on its investment plans and estimates of future events although certain of its expense levels are, to a large extent, fixed. DARA may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to its planned expenditures would have an immediate adverse effect on DARA’s business, results of operations and financial condition. Further, as a strategic response to changes in the competitive environment, DARA may from time to time make certain pricing, service or marketing decisions that could have a material and adverse effect on its business, results of operations and financial condition. Due to the foregoing factors, DARA’s quarterly revenues and operating results are difficult to forecast and may be volatile, which could cause the trading price for the common stock of the combined company to be volatile.

DARA needs to develop its financial and reporting processes, procedures and controls to support DARA’s anticipated growth.

To comply with its public reporting requirements, and manage the anticipated growth of its operations and personnel, DARA will be required to improve existing or implement new operational and financial systems, processes and procedures, and to expand, train and manage its employee base. DARA’s current and planned systems, procedures and controls may not be adequate to support its future operations.

The laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission, will result in increased costs to DARA as it evaluates the implications of any new rules and responds to their requirements. New rules could make it more difficult or more costly for DARA to obtain certain types of insurance, including director and officer liability insurance, and DARA may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. DARA cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs to comply with any new rules and regulations, or if compliance can be achieved.

Government regulation of DARA’s business is extensive and drug approvals are uncertain, expensive and time-consuming.

DARA’s research, development, pre-clinical and clinical trials, manufacturing and marketing of most of its intended products are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the U.S. and abroad. The process of obtaining FDA and other required regulatory approvals for drug and biological products, including required pre-clinical and clinical testing, is lengthy, expensive and uncertain. There can be no assurance that, even after such time and expenditures, the combined company will be able to obtain necessary regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Even if regulatory clearance is obtained, a marketed product is subject to continual review, and later discovery of previously unknown products or failure to comply with the applicable regulatory requirements may result in restrictions on a product’s marketing or withdrawal of the product from the market as well as possible criminal sanctions.

DARA’s business will always be strictly regulated by the federal and other governments, and there can be no assurance that DARA will remain in compliance with all applicable regulation.

Clinical testing, manufacture, promotion and sale of DARA’s proposed products are subject to extensive regulation by numerous governmental authorities in the U.S., principally the FDA, and corresponding foreign regulatory agencies. Changes in existing regulations or adoption of new regulations or policies could prevent DARA from obtaining, or affect the timing of, future regulatory approvals or clearances. DARA cannot assure you that it will be able to obtain necessary regulatory clearances or approvals on a timely basis, or at all, or that DARA will not be required to incur significant costs in obtaining or maintaining such regulatory approvals. Delays in receipt of, or failure to receive, such approvals or clearances, the loss of previously obtained approvals or clearances or the failure to comply with existing or future regulatory requirements could have a material adverse effect on its business, financial condition and results of operations.

Any enforcement action by regulatory authorities with respect to past or future regulatory noncompliance could have a material adverse effect on DARA’s business, financial condition and results of operations. Noncompliance with applicable requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal to authorize the marketing of new products and criminal prosecution.

Even if its proposed products are approved for market, DARA will be subject to continuing regulation. DARA will continuously be subject to routine inspection by the FDA and will have to comply with the host of regulatory requirements that usually apply to pharmaceutical products marketed in the U.S. including labeling regulations, GMP requirements, adverse drug experience regulation and the FDA’s regulations regarding promoting products for unapproved or “off-label” uses. DARA’s failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which could have a material adverse effect on its business, financial condition and results of operations.

DARA has never paid cash dividends and does not intend to do so.

DARA has never declared or paid cash dividends on its common stock. DARA currently plans to retain any earnings to finance the growth of its business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on its financial condition, results of operations and capital requirements, as well as other factors deemed relevant by its board of directors.

DARA will need additional financing.

DARA will need additional financing to maintain and expand its business, and such financing may not be available on favorable terms, if at all. DARA intends to finance the combined business, in part, through the private placement and public offering of equity and debt securities. DARA has historically financed its operations through working capital and from equity investments. In the event that DARA issues any additional equity securities, investors’ interests in the company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If DARA issues any such additional equity securities, such issuances also will cause a reduction in the proportionate ownership and voting power of all other stockholders. Further, any such issuance may result in a change in control.

If DARA needs additional financing, DARA cannot assure you that it will be available on favorable terms, if at all. If DARA needs funds and cannot raise them on acceptable terms, DARA may not be able to:

•	execute its growth plan;

•	take advantage of future opportunities, including synergistic acquisitions;

•	respond to customers and competition; or

•	remain in operation.

POINT ANNUAL MEETING

Point is sending this joint proxy statement/prospectus to the stockholders of Point to provide important information in connection with the solicitation of proxies by the Point board of directors for use at the 2008 annual meeting of Point stockholders and at any adjournment or postponement of the annual meeting. This joint proxy statement/prospectus is being mailed to Point stockholders on or about December 31, 2007.

Date, Time and Place of Point Annual Meeting

The annual meeting will be held at 10:00 a.m., local time, on Tuesday, January 29, 2008, at the offices of Ropes & Gray LLP, One International Place, 36th Floor, Boston, Massachusetts 02110.

Purpose of the Annual Meeting

At the annual meeting, Point stockholders will be asked to consider and vote upon the following:

1.	A proposal to approve the issuance of Point common stock in connection with the merger of DP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Point (“Merger Sub”), with DARA BioSciences, Inc. (“DARA”) pursuant to the Agreement and Plan of Merger, dated October 9, 2007, by and among Point, Merger Sub and DARA as amended December 14, 2007;

2.	A proposal to amend Point’s Certificate of Incorporation to effect a reverse stock split at a ratio within a range of 1:20 to 1:50, the final ratio to be determined by Point’s board of directors immediately prior to the merger;

3.	A proposal to amend Point’s Certificate of Incorporation to effect a name change to DARA BioSciences, Inc. to be effective immediately following the merger;

4.	A proposal to elect six members of the Point board of directors to serve from and after consummation of the merger until their respective successors are duly elected and qualified or until the earlier of the death, resignation or removal;

5.	A proposal to approve the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan;

6.	A proposal to ratify the selection of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending December 31, 2007; and

7.	A proposal to grant discretionary authority to the Point board of directors to adjourn or postpone the annual meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals submitted herein; and

8.	Any other business as may properly come before the annual meeting and any adjournment or postponement of the annual meeting.

Record Date

The Point board has fixed the close of business on December 26, 2007 as the record date for determining the Point stockholders entitled to vote at the annual meeting. Only holders of record of Point common stock as of the close of business on that date are entitled to vote at the annual meeting.

Point has authority to issue 75,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. As of the record date, there were 39,311,585 shares of Point common stock issued and outstanding, constituting all of Point’s outstanding voting stock, and no shares of Point Preferred Stock issued and outstanding. Each share of Point common stock issued and outstanding as of the record date entitles its holder to cast one vote at the annual meeting.

Stock Ownership Table

The following table sets forth, as of December 14, 2007, certain information concerning beneficial ownership of Point’s stock (as determined under the rules of the SEC) by (1) each person known by Point to be the beneficial owner of more than five percent (5%) of Point’s common stock, (2) each of Point’s directors, (3) each of Point’s named executive officers, and (4) all directors and executive officers as a group.

Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Except as otherwise indicated, the address for each person is to the care of Point Therapeutics, Inc., 70 Walnut Street, Wellesley Hills, Massachusetts 02481.

Name and Address	Number of Shares Beneficially Owned(8)	Percentage of Class(9)
Donald R. Kiepert, Jr.(1)	1,174,946	2.94
Richard N. Small(2)	535,874	1.35
Barry Jones, Ph.D.(3)	294,939	*
Michael P. Duffy(3)	293,500	*
Thomas M. Claflin II(4)	174,164	*
Timothy J. Barberich(5)	153,212	*
Daniel T. Roble(6)	118,814	*
Richard J. Benjamin, Ph.D.(3)	94,740	*
Larry G. Pickering(3)	60,000	*
All directors and executive officers as a group (9 persons)(7)	2,900,189	7.30

*	Beneficial ownership does not exceed 1% of Point’s outstanding common stock.

(1)	Includes 610,215 shares issuable to Mr. Kiepert upon the exercise of options currently exercisable or exercisable within 60 days of December 14, 2007.

(2)	Includes 373,636 shares issuable to Mr. Small upon the exercise of options currently exercisable or exercisable within 60 days of December 14, 2007.

(3)	Consists solely of shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of December 14, 2007.

(4)	Consists of 77,938 shares owned directly by Mr. Claflin, 4,351 shares of common stock held by Claflin Capital and Black Diamond Fund, 4,778 shares of common stock held by Seven Partners and 7,097 shares of common stock held by Claflin Profit Sharing Plan and 80,000 shares issuable to Mr. Claflin upon the exercise of options currently exercisable or exercisable within 60 days of December 14, 2007.

(5)	Includes 118,712 shares issuable to Mr. Barberich upon the exercise of options currently exercisable or exercisable within 60 days of December 14, 2007.

(6)	Includes 116,414 shares issuable to Mr. Roble upon the exercise of options currently exercisable or exercisable within 60 days of December 14, 2007.

(7)	Includes 2,900,189 shares of common stock subject to options or warrants currently exercisable or will become exercisable within 60 days of December 14, 2007.

(8)	Information included in this table was derived from various sources known to Point including filings made with the Securities and Exchange Commission, statements filed with Point by Point’s directors and executive officers and Point’s company records.

(9)	As of December 14, 2007, there were 39,311,585 common stock shares of Point outstanding.

Admission to the Annual Meeting

Only Point stockholders of record on the record date, their designated proxies and guests of Point may attend the Point annual meeting. Stockholders attending the meeting will be given a ballot at the meeting.

Quorum

To conduct business at the annual meeting, a quorum must be present. The holders of a majority of the shares of Point common stock issued and outstanding and entitled to vote at the annual meeting constitute a quorum. Holders of shares of common stock present in person or represented by proxy (including holders of shares who abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum exists at the annual meeting, but shares represented by a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote the shares, which are referred to as “broker non-votes,” will not be counted as shares present. If a quorum is not present at the annual meeting, the annual meeting may be adjourned or postponed to solicit additional proxies.

Vote Required

Provided a quorum is present, the affirmative vote of the holders of a majority of the issued and outstanding shares of Point common stock represented and entitled to vote at the Point annual meeting is required to approve Point proposals 1, 5, 6 and 7 (relating to the approval of the issuance of Point common stock in connection with the merger agreement and the merger contemplated therein, the adoption of the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan, the ratification of the selection of the independent registered public accounting firm and the grant of discretionary authority to the Point board to postpone or adjourn the annual meeting, if necessary). The affirmative vote of the holders of a majority of the outstanding shares of Point common stock entitled to vote at the Point annual meeting is required to approve Point proposals 2 and 3 (relating to the amendment to Point’s certificate of incorporation to effect the reverse stock split and the Point name change). The consummation of the merger is contingent upon approval of Point proposals 1, 2 and 3. In the election of directors, the director nominees receiving the most affirmative votes of the shares of Point common stock represented and entitled to vote at the Point annual meeting will be elected as directors.

Voting of Shares

Shares may be voted at the annual meeting by voting in person at the annual meeting or by submitting a proxy in the manner described below. To vote by proxy, Point stockholders must complete and mail to Point the enclosed proxy card in the enclosed envelope or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If your shares are held in “street name” you must instruct your broker in order to vote. Shares represented by a properly executed and dated proxy will be voted at the annual meeting in accordance with the instructions indicated on the proxy. Proxies that are properly executed and dated but which do not contain voting instructions will be voted “FOR” each of the proposals. The proxy holder may vote the proxy in its discretion as to any other matter which may properly come before the meeting.

Voting Agreements

In connection with the execution of the merger agreement, the Point directors and officers, entered into voting agreements with Point and DARA under which they agreed, subject to certain limited exceptions, to vote all of their shares of Point common stock in favor of the issuance of Point common stock in the merger, the reverse stock split, the corporate name change and any other actions contemplated by the merger agreement. Collectively, the parties to these voting agreements currently own Point shares representing approximately 2.2% of the shares entitled to vote at the annual meeting.

Pursuant to these voting agreements, Messrs. Barberich, Benjamin, Claflin, Duffy, Jones, Kiepert, Pickering, Roble and Small also agreed not to sell or transfer any outstanding shares of Point owned by them, from the date of the voting agreements through the completion of the merger, except to a person who is a party to an agreement with DARA and Point in the form of the voting agreement. Each of Messrs. Barberich, Benjamin, Claflin, Duffy, Jones, Kiepert, Pickering, Roble and Small further agreed that he would not offer, sell or otherwise transfer or dispose of any shares of Point common stock for a period of six months following the closing date of the merger and an additional six months thereafter, provided that, during such second six-month period, the transfer restrictions do not apply to an aggregate amount of Point common stock that does not exceed the volume limitations of Rule 144 promulgated under the Securities Act in any three-month period.

How to Change a Vote or Revoke a Proxy

Point stockholders can change their votes at any time before their proxy is voted at the annual meeting. A stockholder can do this using any of the following methods:

(1)	timely delivery by mail of a valid, subsequently-dated proxy;

(2)	delivery to Point’s Secretary before or at the annual meeting of written notice revoking the stockholder’s proxy or of written notice of his or her intention to vote by ballot at the annual meeting; or

(3)	submitting a vote by ballot at the annual meeting.

Solicitation of Proxies and Expenses Associated Therewith

Point is soliciting proxies for the Point annual meeting from the holders of Point common stock as of the record date. Point will bear the entire cost of soliciting proxies from Point stockholders, except that Point and DARA have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms a part and the printing and mailing of this joint proxy statement/prospectus and related proxy materials. In addition, Point will reimburse street name holders for reasonable expenses they will incur in forwarding proxy materials to beneficial owners of Point common stock held in street name. Certain officers, regular employees and consultants of Point, who will not be compensated outside of their current compensation arrangements, may use their personal efforts to solicit proxies from Point stockholders, by telephone or otherwise, to obtain proxies. Although it has not yet done so, Point may engage one or more proxy solicitation firms to assist it in the delivery of proxy materials and solicitation of proxies, in which case Point will pay customary fees and expenses for such services.

Recommendation of Point Board of Directors

The Point Board of Directors recommends a vote “FOR” each of the proposals.

Assistance

If a Point stockholder needs assistance in completing his, her or its proxy card or has questions regarding Point’s annual meeting, please call Michael P. Duffy, Secretary, at (781) 239-7502 or write to Point Therapeutics, Inc. at 70 Walnut Street, Wellesley Hills, Massachusetts 02481.

DARA SPECIAL MEETING

DARA is sending this joint proxy statement/prospectus to the stockholders of DARA to provide important information in connection with the solicitation of proxies by the DARA board of directors for use at the special meeting of DARA stockholders and at any adjournment or postponement of the special meeting. This joint proxy statement/prospectus is being mailed to DARA stockholders on or about December 31, 2007.

Date, Time and Place of DARA Special Meeting

The special meeting will be held at 10:00 a.m., local time, on Monday, January 28, 2008, at 4505 Falls of Neuse Road, Raleigh, North Carolina 27609.

Purpose of the Special Meeting

At the special meeting, DARA stockholders will be asked to consider and vote upon the following:

1.	A proposal to approve the Agreement and Plan of Merger, dated October 9, 2007, by and among Point Therapeutics, Inc., a Delaware corporation (“Point”), DP Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Point Therapeutics (“Merger Sub”), and DARA and the merger of Merger Sub with and into DARA;

2.	A proposal to grant discretionary authority to the DARA board of directors to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals submitted herein; and

3.	Any other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.

Record Date

The DARA board has fixed the close of business on December 21, 2007 as the record date for determining the DARA stockholders entitled to vote at the special meeting. Only holders of record of DARA common stock and preferred stock as of the close of business on that date are entitled to vote at the special meeting.

DARA has one class of common stock outstanding, par value $0.001 per share, and two classes of preferred stock outstanding, which include DARA Series A Convertible Preferred Stock, par value $0.001 per share (“DARA Series A Preferred Stock”), and DARA Series B Convertible Preferred Stock, par value $0.001 per share (“DARA Series B Preferred Stock”). As of the record date, there were 14,087,824 shares of DARA common stock issued and outstanding, 5,000,000 shares of DARA Series A Preferred Stock and 6,350,333 shares of DARA Series B Preferred Stock, constituting all of DARA’s outstanding voting stock. Each share of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock issued and outstanding as of the record date entitles its holder to cast one vote at the special meeting.

Stock Ownership Table

The following table sets forth, as of December 14, 2007, certain information concerning beneficial ownership of DARA’s stock (as determined under the rules of the SEC) by (1) each person known by DARA to be the beneficial owner of more than five percent (5%) of DARA’s common stock, (2) each of DARA’s directors, (3) each of DARA’s executive officers, and (4) all directors and executive officers as a group.

Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Except as otherwise indicated, the address for each person is to the care of DARA BioSciences, Inc., 4505 Falls of Neuse Road, Suite 125, Raleigh, North Carolina 27609.

	Series A Preferred(1)		Series B Preferred(2)		Stock Options and Warrant(3)	Common Stock		Total Voting Securities
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Series A	Amount and Nature of Beneficial Ownership	Percentage of Series B		Amount and Nature of Beneficial Ownership	Percentage of Common	Amount and Nature of Beneficial Ownership	Percentage of Total Votes
Directors					—
Steve Gorlin(4)	—	—	—	—	—	2,277,168	16.2%	2,277,168	9.0%
Thomas W. D’Alonzo(5)	—	—	—	—	93,750	119,580	*	25,830	*
Kurt M. Eicher(6)	—	—	333,333	5.2%	118,750	623,228	4.3%	504,478	2.0%
W. Hamilton Jordan	—	—	—	—	21,250	96,250	*	75,000	*
Stuart C. McWhorter(7)	—	—	1,000,000	15.7%	31,250	1,031,250	6.8%	1,000,000	3.9%

Executive Officers
Richard A. Franco, Sr., R. Ph.	—	—	—	—	668,750	1,362,500	9.2%	693,750	2.7%
John C. Thomas, Jr.(8)	—	—	—	—	212,500	818,500	5.7%	606,000	2.4%
John Didsbury, Ph. D.	—	—	—	—	255,885	255,885	1.8%	—	—

Directors and Executive Officers as a group (8 persons)	—	—	1,333,333	21.0%	1,402,135	6,584,361	39.1%	5,182,226	20.4%

Five Percent Holders
Louis Herlands(9)	—	—	—	—	—	1,608,333	11.4%	1,608,333	6.3%
Nesher LLC(10)	183,334	3.7%	—	—	—	1,175,001	8.2%	1,175,001	4.6%
Dan R. Bradbary(11)	—	—	—	—	—	1,078,620	7.7%	1,078,620	4.2%
Hubbard Properties, Inc.(12)	—	—	635,000	10.0%	—	635,000	4.3%	635,000	2.5%
John L. Kemmerer, III(13)	—	—	750,000	11.8%	112,500	1,112,499	7.4%	999,999	3.9%
Bruce C. Conway(14)	670,000	13.4%	25,000	*	—	1,030,000	7.0%	1,030,000	4.0%
Amory L. Ross(15)	342,500	6.9%	50,000	0.8%	—	588,750	4.1%	588,750	2.3%
Tiedemann Trust Company(16)	450,000	9.0%	83,333	1.3%	—	874,999	6.0%	874,999	3.4%
Venturetek L.P.(17)	250,000	5.0%	—	—	—	375,000	2.6%	375,000	1.5%
Burke Ross(18)	250,000	5.0%	333,334	5.2%	—	791,667	5.4%	791,667	3.1%
Vickie Greer(19)	—	—	666,666	10.5%	—	666,666	4.5%	666,666	2.6%
Ferdinand Masucci(20)	300,000	6.0%	—	—	—	450,000	3.1%	450,000	1.8%
Andrew K. Rooke(21)	—	—	333,334	5.2%	—	333,334	2.3%	333,334	1.3%

*	Less than one percent.

(1)	Shares of Series A Preferred Stock are convertible on a one-for-one basis into shares of common stock.

(2)	Shares of Series B Preferred Stock are convertible on a one-for-one basis into shares of common stock.

(3)	Represents shares subject to options and warrants which are exercisable within 60 days of December 14, 2007.

(4)	Represents shares held by the Steve Gorlin Revocable Trust. DARA has been advised that Steve Gorlin serves as trustee for the Steve Gorlin Revocable Trust and, in such capacity, exercises sole voting and investment authority with respect to the shares held by such entity.

(5)	Includes (a) 11,281 shares of DARA common stock held by Westover Partnership, (b) 11,281 shares of DARA common stock held by TRB Investments LLC, (c) 2,188 shares of DARA common stock held by Thomas W. D’Alonzo, and (d) 93,750 shares of DARA common stock covered by outstanding options held by Mr. D’Alonzo. DARA has been advised that Mr. D’Alonzo serves as general partner of Westover Partnership and managing member of TRB Investments LLC and, in such capacities, exercises sole voting and investment authority with respect to the shares held by such entities. Mr. D’Alonzo disclaims beneficial ownership of shares owned by Westover Partnership and TRB Investments LLC, except to the extent of his pecuniary interest therein, if any.

(6)	Includes (a) 19,998 shares of DARA Series B Preferred Stock held by the various trusts for the benefit of certain family members of Kurt M. Eichler (the “Eichler Family Trusts”), (b) 9,997 shares of DARA common stock held by the Eichler Family Trusts (c) 6,666 shares of DARA Series B Preferred Stock held by Lindsay N. Eichler, (d) 3,333 shares of DARA common stock held by Ms. Eichler, (e) 306,669 shares of DARA Series B Preferred Stock held by Mr. Eichler, (f) 157,813 shares of DARA common stock held by Mr. Eichler, (g) 43,750 shares of DARA common stock covered by outstanding options held by Mr. Eichler, and (h) 75,000 shares of DARA common stock covered by outstanding warrants held by Mr. Eichler. DARA has been advised that Mr. Eichler serves as trustee for the Eichler Family Trusts and has power of attorney with respect to shares held by Ms. Eichler and, in such capacities, exercises sole voting and investment authority with respect to the shares held by such entities and her. Mr. Eichler disclaims beneficial ownership of shares owned by the Eichler Family Trusts, except to the extent of his pecuniary interest therein, if any.

(7)

Includes (a) 500,000 shares of DARA Series B Preferred Stock held by FCA Venture Partners III SBIC, L.P., (b) 15,625 shares of DARA common stock covered by outstanding options held by FCA Venture Partners III SBIC, L.P., (c) 500,000 shares of DARA Series

B Preferred Stock held by FCA Venture Partners IV, L.P., and (d) 15,625 shares of DARA common stock covered by outstanding options held by FCA Venture Partners IV, L.P. DARA has been advised that Stuart C. McWhorter serves as president of Clayton Ventures III SBIC, Inc. and Clayton Ventures IV, LLC (together “Clayton Ventures”) which are the general partners of FCA Venture Partners III SBIC, L.P. and FCA Venture Partners IV, L.P. (collectively, the “FCA Companies”), respectively, and, in such capacity, shares voting and investment authority with respect to the shares held by the FCA Companies with the FCA Companies and Clayton Ventures. Clayton Ventures and Mr. McWhorter each disclaim beneficial ownership of shares owned by the FCA Companies, except to the extent of its or his pecuniary interest therein, if any.

(8)	Includes (a) 6,000 shares of DARA common stock held by Mr. Thomas’s wife and his two minor children (collectively, the “Thomas Family Members”), (b) 300,000 shares of DARA common stock held by the John C. Thomas family LP, (c) 300,000 shares of DARA common stock held by John C. Thomas, Jr. and (d) 175,000 shares of DARA common stock covered by outstanding options held by Mr. Thomas. DARA has been advised that Mr. Thomas serves as general partner of the John C. Thomas Family LP and, in such capacity, exercises sole voting and investment authority with respect to the shares held by such entity.

(9)	Includes (a) 1,438,333 shares of DARA common stock held by the Louis Herlands Family, LLC, and (b) 170,000 shares of DARA common stock held by Louis Herlands. DARA has been advised that Mr. Herlands serves as managing member of the Louis Herlands Family, LLC and, in such capacity, shares voting and investment authority with respect to the shares held by such entity. Mr. Herland’s address is 21 Ellsworth Avenue, Cambridge, Massachusetts 02139.

(10)	Includes (a) 100,000 shares of DARA Series A Preferred Stock held by KROVIM LLC, (b) 950,000 shares of DARA common stock held by KROVIM LLC, (c) 83,334 shares of DARA Series A Preferred Stock held by SKY Ventures LLC, (d) 166,667 shares of DARA Series B Preferred Stock held by SKY Ventures LLC, and (e) 41,667 shares of DARA common stock held by SKY Ventures LLC. DARA has been advised that Nesher, LLC serves as managing member of each of KROVIM LLC and SKY Ventures LLC. DARA has further been advised that Dov Perlysky serves as of Nesher, LLC and, in such capacity, shares voting and investment authority with respect to the shares held by such entities. The address of Mr. Perlysky, KROVIM LLC and SKY Ventures LLC is P.O. Box 339, Two Lakeside Drive West, Lawrence, New York 11559.

(11)	Dan R. Bradbary’s address is 1234 Airport Rd., Suite 105, Destin, Florida 32541.

(12)	DARA has been informed that Marshall Evans serves as president of Hubbard Properties, Inc. and, in such capacity, exercises voting and investment authority with respect to the shares held by such entity. The address of Hubbard Properties, Inc. is c/o Lynn Thornton, 300 Capitol Street, Suite 1401, Charleston, West Virginia, 25301.

(13)	Includes (a) 750,000 shares of DARA Series B Preferred Stock, (b) 249,999 shares of DARA common stock and (c) 112,500 shares of DARA common stock covered by outstanding warrants, all of which are held by John L. Kemmerer, III and other family members for whom Mr. Kemmerer is attorney in fact with respect to such shares and, in such capacity, exercises voting and investment authority with respect to such shares. Mr. Kemmerer’s address is 323 Main Street, P.O. Box 9, Chatham, New Jersey 07928.

(14)	Includes (a) 120,000 shares of DARA Series A Preferred Stock held by various trusts for the benefit of certain family members of Bruce C. Conway (the “Conway Family Trusts”), (b) 60,000 shares of DARA common stock held by the Conway Family Trusts, (c) 550,000 shares of DARA Series A Preferred Stock held by Mr. Conway, (d) 25,000 shares of DARA Series B Preferred Stock held by Mr. Conway and (e) 275,000 shares of DARA common stock held by Mr. Conway. DARA has been advised that Mr. Conway serves as trustee for the Conway Family Trusts and, in such capacity, exercises sole voting and investment authority with respect to the shares held by such entities. Mr. Conway’s address is 5514 Wenonah Drive, Dallas, Texas 75209.

(15)	Includes (a) 30,000 shares of DARA Series A Preferred Stock held by Kathleen H. Ross, (b) 15,000 shares of DARA common stock held by Ms. Ross, (c) 312,500 shares of DARA Series A Preferred Stock held by Amory L. Ross, (d) 50,000 shares of DARA Series B Preferred Stock held by Mr. Ross, and (e) 181,250 shares of DARA common stock held by Mr. Ross. Mr. Ross’s address is 169 Wellington Avenue, P.O. Box 682, Newport, Rhode Island 02840.

(16)	Includes (a) 450,000 shares of DARA Series A Preferred Stock and (b) 83,333 shares of DARA Series B Preferred Stock and (c) 341,666 shares of DARA common stock. Represents shares held by various trusts for the benefit of certain family members of the Ross family (the “Ross Family Trusts”). DARA has been advised that Tiedemann Trust Company (“Tiedemann”) serves as trustee for the Ross Family Trusts and, in such capacity, exercises voting and investment authority with respect to the shares held by such entities. Tiedemann’s address is to the attention of Brooke Connell, 535 Madison Avenue, 36th Floor, New York, New York 10022.

(17)	Includes (a) 250,000 shares of DARA Series A Preferred Stock and (b) 125,000 shares of DARA common stock. DARA has been advised that Taurus Max, LLC serves as general partner of Venturetek, L.P. and David Selengut serves as managing member of Taurus Max, LLC, and, in such capacity, Mr. Selengut shares voting and investment authority with respect to the shares held by such entities. The address of Mr. Selengut, Taurus Max, LLC and Venturetek, L.P. is 370 Lexington Avenue, New York, New York 10017.

(18)	Includes (a) 250,000 shares of DARA Series A Preferred Stock held by ADEC Entities Investments, LP, (b) 166,667 shares of DARA Series B Preferred Stock held by ADEC Entities Investments, LP, (c) 208,333 shares of DARA common stock held by ADEC Entities Investments, LP, and (d) 166,667 shares of DARA Series B Preferred Stock held by ADEC Private Equity Investments, LP. DARA has been advised that Burke Ross serves as general partner of ADEC Entities Investments, LP and ADEC Private Equity Investments and, in such capacities, exercises voting and investment authority with respect to the shares held by such entities. The address of Mr. Ross, ADEC Entities Investments, LP and ADEC Private Equity Investments is to the attention of Tim Troutman, 400 Royal Palm Way, Suite 404, Palm Beach, Florida 33480.

(19)	Includes (a) 516,666 shares of DARA Series B Preferred Stock held by DBS Partners LLC, and (b) 150,000 shares of DARA Series B Preferred Stock held by Waveland Ventures II LLC. DARA has been advised that Vickie Greer serves as managing member of DBS Partners LLC and Waveland Ventures II LLC and, in such capacities, shares voting and investment authority with respect to the shares held by such entities. Ms. Greer’s address is 19800 MacArthur Blvd, Suite 650, Irvine, California 92612.

(20)	Includes (a) 300,000 shares of DARA Series A Preferred Stock and (b) 150,000 shares of DARA common stock. Ferdinand Masucci’s address is 90 Post Kennel Road, P.O. Box 247, Far Hills, New Jersey 07931.

(21)	Includes (a) 166,667 shares of DARA Series B Preferred Stock held by Rooke Asset Partners, and (b) 166,667 shares of DARA Series B Preferred Stock held by the Withington Foundation. DARA has been advised that Andrew K. Rooke serves as general partner of Rooke Asset Partners and vice president of the Withington Foundation and, in such capacities, shares voting and investment authority with respect to the shares held by such entities. Mr. Rooke’s address is 175 South Street, Morristown, New Jersey 07960.

Admission to the Special Meeting

Only DARA stockholders of record on the record date, their designated proxies and guests of DARA may attend the DARA special meeting. Stockholders attending the meeting will be given a ballot at the meeting.

Quorum

To conduct business at the special meeting, a quorum must be present. The holders of a majority of the shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock issued and outstanding and entitled to vote at the special meeting constitute a quorum. Holders of shares of common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock present in person or represented by proxy (including holders of shares who abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum exists at the special meeting. If a quorum is not present at the special meeting, the special meeting may be adjourned or postponed to solicit additional proxies.

Vote Required

The affirmative vote of the holders of a majority of the shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock entitled to vote at the DARA special meeting, voting together as a single class, is required to approve DARA Proposal 1 (relating to the approval of the merger agreement and the merger contemplated therein). Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock represented and entitled to vote at the DARA special meeting, voting together as a single class, is required to approve DARA Proposal 2 (relating to the grant of discretionary authority to the DARA board to postpone or adjourn the special meeting, if necessary).

Voting of Shares

Shares may be voted at the special meeting by voting in person at the special meeting or by submitting a proxy in the manner described below. To vote by proxy, DARA stockholders must complete and mail to DARA the enclosed proxy card in the enclosed envelope. Shares represented by a properly executed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly executed and dated but which do not contain voting instructions will be voted “FOR” each of the proposals. The proxy holder may vote the proxy in its discretion as to any other matter which may properly come before the meeting.

Voting Agreements

In connection with the execution of the merger agreement, the DARA directors and officers, entered into voting agreements with Point and DARA under which they agreed, subject to certain limited exceptions, to vote all of their DARA shares in favor of the approval of the merger and the merger agreement and any other actions contemplated by the merger agreement. Collectively, the parties to these voting agreements own DARA shares representing approximately 20.4% of the shares entitled to vote at the special meeting.

How to Change a Vote or Revoke a Proxy

DARA stockholders can change their votes at any time before their proxy is voted at the special meeting. A stockholder can do this using any of the following methods:

(1)	timely delivery by mail of a valid, subsequently-dated proxy;

(2)	delivery to DARA’s Secretary before or at the special meeting of written notice revoking the stockholder’s proxy or of written notice of his or her intention to vote by ballot at the special meeting; or

(3)	submitting a vote by ballot at the special meeting.

Solicitation of Proxies and Expenses Associated Therewith

DARA is soliciting proxies for the DARA special meeting from the holders of DARA common stock and DARA preferred stock as of the record date. DARA will bear the entire cost of soliciting proxies from DARA stockholders, except that Point and DARA have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms a part and the printing and mailing of this joint proxy statement/prospectus and related proxy materials. DARA may also use several of its regular employees, who will not be specially compensated, to solicit proxies from DARA stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Recommendation of DARA Board of Directors

After careful consideration, the board of directors of DARA approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The DARA board of directors has determined that the merger is fair and advisable and in the best interests of DARA and its stockholders and recommends that its stockholders vote “FOR” DARA proposal 1 (relating to the approval of the merger agreement and the merger contemplated therein). For more information on this recommendation, see the sections of this joint proxy statement/prospectus entitled “THE MERGER—Reasons for the Merger” beginning on page 40.

Assistance

If a DARA stockholder needs assistance in completing his, her or its proxy card or has questions regarding DARA’s special meeting, please call Lynn Morris, Investor Relations, at (919) 861-0187 or write to DARA BioSciences, Inc. at 4505 Falls of Neuse Road, Raleigh, North Carolina 27609.

POINT PROPOSAL 1 AND DARA PROPOSAL 1—THE MERGER

POINT PROPOSAL 1	DARA PROPOSAL 1
APPROVAL OF THE ISSUANCE OF SHARES OF POINT COMMON STOCK IN THE MERGER	APPROVAL OF THE MERGER AGREEMENT AND THE MERGER

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the proposed merger. While the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire document including the appendices for a more complete understanding of the merger.

General

The merger agreement provides that, at the effective time of the merger, DP Acquisition Corp., a newly formed wholly-owned subsidiary of Point, will merge with and into DARA, with DARA continuing in existence as the surviving corporation and a wholly-owned subsidiary of Point.

Pursuant to the terms of the merger agreement, each share of DARA common stock and preferred stock issued and outstanding immediately prior to the effective time of the merger shall cease to be outstanding and shall be converted into a number of shares of Point common stock, and all outstanding options and warrants to purchase shares of DARA common stock will be converted into options and warrants to purchase a number of shares of Point common stock, such that DARA stockholders, option holders and warrant holders before the merger will collectively own 96.4% of the Point common stock, on a fully diluted basis following the merger; provided, DARA stockholders will receive cash in lieu of any fractional share of Point common stock that they would otherwise receive pursuant to the merger.

Upon the effectiveness of the merger and stockholder approval of Point proposal 3, Point will amend its certificate of incorporation to change its name to DARA BioSciences, Inc. Also in connection with the merger, the officers and directors of Point will resign as of the effective time of the merger, and subject to the election of the directors nominated for election at the Point annual meeting, the officers and directors of DARA shall become the officers and directors of Point.

Background of the Merger

Point is a biopharmaceutical company which has developed a family of dipeptidyl peptidase inhibitors for oncology and type 2 diabetes. Point has studied its lead product candidate, talabostat, in a number of human clinical trials as a potential therapy in late-stage cancers. Recent interim clinical results caused Point’s Independent Data Monitoring Committee to recommend stopping Point’s most advanced clinical trials; its two Phase 3 talabostat studies as a potential treatment for patients in advanced non-small cell lung cancer. Subsequently, the talabostat clinical development program was put on clinical hold by the U.S. Food and Drug Administration. Point has also studied talabostat in several Phase 2 trials, including as a single-agent in metastatic melanoma, in combination with cisplatin in metastatic melanoma, in combination with rituximab in advanced chronic lymphocytic leukemia and in combination with gemcitabine in Stage IV pancreatic cancer as well as in combination with docetaxel in advanced non-small cell lung cancer. Due to cash limitations, Point is not currently funding any internal research or clinical operations.

DARA is a development-stage pharmaceutical company that acquires and develops promising therapeutic molecules and medical technologies directly or through investment in established companies. DARA focuses its therapeutic development efforts on small molecules from late preclinical development through Phase 2a clinical trials. DARA is working to build a diverse pipeline, including candidates for the treatment of metabolic diseases (diabetes) and pain. DARA focuses on advancing product candidates through clinical development, yielding commercially and medically attractive therapeutics. DARA’s strategy is designed to meet the needs of midsize and large pharmaceutical companies to fill their pipelines.

DARA’s common stock is not publicly traded whereas Point’s common stock is currently publicly traded on the NASDAQ Capital Market.

On July 15, 2007, DARA first contacted Point’s general counsel and corporate secretary to explore the potential of a merger. DARA desired to effectuate a reverse merger with a Form S-4 eligible biopharmaceutical corporation with a technology portfolio and shares trading in a public market. Point desired to combine with a well-capitalized operating business with an experienced management team and had previously been engaged in discussions with other potential purchasers or strategic partners. On July 16, 2007, Point and DARA signed a mutual confidentiality and non-disclosure agreement. The parties commenced their respective due diligence investigations on July 17, 2007.

Point’s board of directors first discussed the potential transaction at a meeting held on July 18, 2007 and further discussed the potential transaction at a meeting held on July 25, 2007. DARA’s board of directors first discussed the potential transaction at a meeting held on July 24, 2007 and further discussed the potential transaction at a meeting held on August 29, 2007.

On July 25, 2007 DARA engaged ZTR Enterprises, LLC, a financial consultant, to perform a valuation and analysis of the common equity, on a minority, marketable basis, of DARA and Point to assist with the determination of the pro-forma ownership of the combined company.

On August 29, 2007 DARA delivered a term sheet relating to the proposed transaction to Point together with ZTR’s completed valuation report. From August 29, 2007 through September 7, 2007 the parties negotiated the material terms of the proposed transaction, including the exchange ratio upon which DARA shares, options and warrants would be converted into Point shares, options and warrants.

On September 10, 2007, the Point board reviewed and discussed the proposed transaction and approved the draft term sheet. On September 10, 2007 the parties executed a non-binding term sheet relating to the proposed transaction.

From September 11, 2007 through October 9, 2007 the parties continued their due diligence investigations and negotiated the definitive merger agreement and related transaction documents. On October 9, 2007, the parties executed the merger agreement and related transaction documents.

Reasons for the Merger

In reaching the decision to adopt the merger agreement and recommend it for approval by the respective stockholders of DARA and Point, each board of directors consulted with its respective management as well as legal advisors. As discussed in greater detail below, these consultations included discussions regarding DARA’s strategic business plan, the costs and risks of executing that business plan as an independent company, its past and current business operations and financial condition, and its future prospects, the strategic rationale for the potential transaction with Point, and the terms and conditions of the merger agreement.

In approving the merger agreement, the boards of directors of DARA and Point considered reasons why the merger should be beneficial to the respective companies and their stockholders. These potential benefits included the following:

•

the companies’ respective technology portfolios and the fact that Point and DARA share a small molecule orientation, a complimentary and in some cases overlapping therapeutic focus, and in one indication, type 2 diabetes, a common molecular target for the therapy;

•

the merger with a subsidiary of Point, which is currently listed on the NASDAQ Capital Market and which has an active trading market, could provide DARA with access to an active trading market which could in turn increase the liquidity of its investors’ shares and provide increased visibility for DARA within the investor community;

•	the increased ability of the combined company to secure investment capital and financing for expansion of the combined company’s business;

•	market potential for DARA’s and Point’s drug development pipeline;

•	the historical, current and prospective financial condition, results of operations and cash flows of DARA;

•	DARA’s financial condition;

•	the terms and conditions of the merger agreement and the loan and security agreement, including the exchange ratio and closing conditions;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants and the conditions to the parties’ respective obligations, are reasonable;

•	the parties’ respective due diligence investigations; and

•	apart from the approval by stockholders, completion of the merger would not require any material consents or approvals.

Point also considered the following additional factors:

•	DARA’s seasoned management team, significant financial resources and access to capital;

•

the historic, current and prospective financial condition, results of operations and cash flows of Point, particularly the fact that due to cash limitations, Point was not then funding any internal research or clinical operations;

•	the significant dilution that Point stockholders will experience as a result of the transaction;

•	that Point stockholders will have the opportunity to participate in the potential growth of DARA after the merger;

•	that without the completion of a strategic transaction like the merger, Point will likely be forced to file for federal bankruptcy protection; and

•

based on its historical efforts to pursue alternative transactions, the low probability that any alternative transaction would be available to Point that would provide the same or greater value to its stockholders within a reasonable time frame.

In the course of deliberations, DARA’s board reviewed its historical, present and projected financials under various scenarios, and its historical and short and long-term strategic objectives, the opportunities in the marketplace that DARA is pursuing and the risks associated therewith. DARA engaged ZTR to provide a valuation analysis of the common equity, on a minority, marketable basis, of DARA and Point to determine the pro-forma ownership of the combined entity.

DARA also considered the following additional factors:

•	the value of costs avoided by engaging in the proposed transaction compared to the costs of an initial public offering;

•

the terms of the transaction, including the exchange ratio and the loan and security agreement, as compared to the terms that might be achieved with other similar transactions with other potential merger partners;

•	DARA’s prospects to continue as an independent company;

•	the negative effects of and limitations resulting from the absence of an active trading market for DARA common stock;

•	dissenters’ rights would be available to DARA stockholders under applicable state law; and

•	the expectation that the merger would qualify as a tax-free reorganization.

The boards of DARA and Point also considered a number of potentially negative factors in their deliberations, including:

•

the possibility that the Point common stock may be delisted from the NASDAQ Capital Market prior to the merger or in connection with the merger if Point or the combined company does not satisfy all applicable listing requirements;

•	the loss of control by Point stockholders over the future operations of the combined company;

•	the loss of preferential rights of the holders of DARA’s preferred stock;

•

that, while the transaction is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the transaction would be met, and as a result, it is possible that the transaction may not be completed even if approved by the companies’ respective stockholders (see “THE MERGER AGREEMENT—Conditions to Consummation of the Merger,” beginning on page 56);

•

that, if the transaction does not close, the parties would have significant expenses and that the respective management teams would have expended extensive efforts to attempt to complete the transaction;

•	the risk that even if the transaction closes the potential benefits of the merger might outweigh the costs of the transaction;

•

that restrictions in the merger agreement on solicitation generally prohibit Point from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to the stockholders of Point when compared to the terms and conditions of the merger, and further prohibit Point from entering into discussions regarding unsolicited proposals unless certain requirements are met;

•

that, if the merger is not completed under certain circumstances specified in the merger agreement, Point may be required to repay to DARA any funds loaned to Point pursuant to the loan and security agreement, which may deter third parties from proposing or pursuing alternative business combinations that might result in greater value to Point stockholders than the merger; and

•	other risk factors described under the section entitled “RISK FACTORS.”

In addition to the factors considered above, in coming to their determinations, the boards of directors were aware of the interests that some of the executive officers and directors of Point and DARA have with respect to the transaction in addition to their interests as stockholders generally. See “Interests of Point Executive Officers and Directors in the Merger” and “Interests of DARA Executive Officers and Directors in the Merger” beginning on page 49 and 49, respectively.

The foregoing discussion of the information and factors discussed and considered by the respective boards of directors is not meant to be exhaustive, but includes the material factors considered by the boards of directors. In view of the wide variety of factors considered in connection with their evaluation of the merger and the complexity of these matters, the boards of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the individual factors considered in reaching their determinations. In considering the factors listed above, individual members of the boards may have given different weight to different factors. However, each board of directors concluded that the potential benefits of the transaction outweighed the potential negative factors and that, overall, the proposed transaction had greater potential benefits for each of DARA and Point and their stockholders than other strategic alternatives.

Recommendation of the Boards

Taking into account all of the material facts, matters and information, including those described above, the respective boards of directors of Point and DARA believe that the merger agreement is advisable and fair to and in the best interests of each of DARA and Point and their respective stockholders.

Valuation Report of ZTR Enterprises, LLC

The DARA board of directors retained ZTR Enterprises, LLC (“ZTR”) on July 25, 2007 to provide a valuation analysis of DARA and Point in connection with the proposed merger for a fee of $15,000. DARA selected ZTR as its financial advisor on the basis of its expertise in financial consulting services. ZTR was founded in 2002 by Zachary T. Rike, Charter Financial Analyst®, as a national consulting firm to provide its clients with strategic financial analysis. ZTR provides financial consulting services, such as budgeting and forecasting, valuations and mergers and acquisitions advisory services.

Specifically, DARA requested ZTR to provide a valuation analysis of the common equity, on a minority, marketable basis, of DARA and Point to assist in the determination of the pro-forma ownership of the newly combined company. Prior to its retention, ZTR had no material relationship with DARA. DARA did not provide any limitations on the scope of ZTR’s investigation.

The DARA board of directors relied on this valuation analysis in part in making its recommendations to the DARA stockholders. In addition, the Point board of directors reviewed the valuation analysis that was performed by ZTR. The Point board discussed the valuation, its methodology and its assumptions and decided that the valuation analysis appeared to be reasonable. The Point board of directors relied in part on this valuation analysis in making its recommendations to the Point stockholders.

On August 29, 2007, ZTR delivered its valuation analysis to DARA. The full text of ZTR’s valuation analysis is attached to this joint proxy statement/prospectus as Appendix D.

In connection with its valuation, ZTR, among other things:

•	reviewed the financial statements of each of DARA and Point;

•	reviewed certain material non-public information of Point provided by DARA to determine the value of Point;

•

calculated the present value of DARA’s cash costs, including general and administrative costs such as salary for management and office space, exclusive of costs directly attributable to its project compounds;

•	analyzed the value of Point’s project compounds and all associated patents as well as the value DARA’s current portfolio of compounds and the compounds that the company will begin in the future; and

•	performed such other financial studies, analyses and investigations as it deemed appropriate.

In preparing its valuation analysis, ZTR performed a variety of analyses, which are described below, and which ZTR believed to be conventional valuation methodologies typically used by expert financial advisors to value companies and the most appropriate methodologies to value DARA and Point for the purposes of determining the appropriate pro-forma ownership of the combined company. ZTR recognized that other valuation methodologies existed but determined that in its opinion no such methodologies were as likely to accurately value the equity value of the companies as the analyses it used. ZTR considered the results of all such analyses as a whole and did not attribute any particular weight to any specific analysis or factor. As such, consideration of only a portion of the analyses could create an incomplete view of the processes underlying ZTR’s conclusions.

With respect to the data and discussions relating to the business prospects and financial condition of DARA and Point, ZTR assumed that such data was reasonably prepared on a basis reflecting the best currently available estimates and judgment of its management as to its future financial performance. ZTR further relied on the assurances of DARA senior management that they are unaware of any facts that would make such business prospects and financial outlook incomplete or misleading.

In rendering its valuation, ZTR relied upon and assumed the accuracy and completeness of the information provided to ZTR by DARA (including each company’s financial statements and related notes thereto), and did not assume responsibility for independently verifying and did not independently verify such information. ZTR did not assume any responsibility to perform, and has not performed, an independent evaluation or appraisal of any assets or liabilities of either company, and was not furnished with any such valuations or appraisals. ZTR assumed that the transaction would be consummated on November 30, 2007.

ZTR’s analysis was based on information available as of August 29, 2007 and does not take into account events occurring after such date. In particular, ZTR’s analysis does not factor in the impact of the Bayer license acquired by DARA in October 2007 or accruals for severance obligations recognized by Point as of September 30, 2007. As a result, ZTR’s analyses and conclusions should be viewed as speaking only as of August 29, 2007 and not as of any other date.

Methodology

To assist in the determination of the pro forma valuation of the combined company, ZTR valued each of DARA and Point on a stand-alone basis. Specifically, each company was valued on a minority, marketable basis to ensure the valuations were comparable to one another. Valuation on a minority, marketable basis is observed by stockholders in a publicly traded stock because the public market creates liquidity but non-controlling stockholders do not control the actions of the company. ZTR also calculated the enterprise value of each of DARA and Point and then subtracted the net debt of each company to calculate its equity value. ZTR computed the “net debt” for each company as the value of its cash and monetary operating assets minus the sum of its book value of debt and monetary operating liabilities.

ZTR valued Point under three scenarios: (1) the value of Point as of August 29, 2007 based on its balance sheet dated June 30, 2007, (2) the value of Point at November 30, 2007 based on its expected cash burn rate and expected working capital and (3) the value of Point to DARA, which includes the costs DARA avoids by not registering to go public and the value DARA would pay for Point’s drug compound projects and associated patents. Because the value of (1) and (2) are on a minority, marketable basis, and (3) is on a control, marketable basis, ZTR applied a 10% control premium to the average of (1) and (2) to get that value on a like for like basis with (3). ZTR then averaged the average of (1) and (2) with (3) to calculate a value of Point and then applied a 10% control discount to determine the equity value of Point on a minority, marketable basis.

ZTR determined that DARA has three distinct components of value because it not only operates and licenses a portfolio of drug compounds but also makes investments in other companies. Thus, ZTR determined that DARA derives value from (1) the discounted cash flows expected from DARA’s current drug compound portfolio, (2) the fair market valuation of DARA’s investments in other companies based on the last third party valuation or the most recent post-money valuation of such company, as applicable, and (3) the discounted present value of the cash costs of DARA as a holding company, such as general and administrative costs exclusive of costs attributable to DARA’s compound projects. These three components of value were summed to obtain DARA’s enterprise value. To calculate DARA’s equity value, ZTR subtracted the net debt from its enterprise value. Furthermore, ZTR applied a 20% control discount to DARA’s equity value to value the company on a minority, marketable basis.

Conclusion

Based upon the above analyses and assuming the transaction closed on November 30, 2007, ZTR valued DARA, Point and the combined company as follows:

Valuation of Combined DARA-Point

(US$ in 000’s, except per share information)

Valuation	Point:	DARA:	TOTAL	Point %	DARA %
Equity value (minority, marketable)	$1,320	$96,965	$98,285	1.34%	98.66%
Debt value (negative number is net cash)	$(378)	$(12,188)	$(12,566)	N/A	N/A
Enterprise value (minority, marketable)	$942	$84,777	$85,719	1.10%	98.90%

Shares (DARA is Fully diluted)	Point:	DARA:	TOTAL	Point %	DARA %
Shares	39,312,000	27,939,221	N/A	N/A	N/A

Equity Value Per Share	Point:	DARA:	TOTAL	Point %	DARA %
Equity value (minority, marketable)	$0.03	$3.47	N/A	N/A	N/A

Material United States Federal Income Tax Consequences

General

The following discussion summarizes certain material United States (“U.S.”) federal income tax consequences of the merger and the reverse stock split. The following discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury Regulations promulgated under the Code, and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. Any such change could alter the tax consequences of the merger or reverse stock split. This discussion regarding the tax consequence of the merger and reverse stock split are not binding upon the IRS (the “IRS”) or the courts. Neither Point nor DARA has sought any ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with the views expressed in this discussion, or that a court would not sustain any challenge by the IRS in the event of litigation. This summary discusses only the U.S. federal income tax consequences of the merger and the reverse stock split and does not discuss the tax consequences of any other transaction that may occur before, after, or at the same time as the merger or the reverse stock split, whether or not any of these transactions are undertaken as part of the merger or the reverse stock split.

The discussion set forth below does not address all U.S. federal income tax considerations that may be relevant to DARA and Point stockholders in light of their particular circumstances, and does not apply to stockholders that are subject to special rules under U.S. federal income tax laws, such as:

•	stockholders that are not U.S. Holders (as defined below);

•

banks, financial institutions, insurance companies, mutual funds, regulated investment companies, retirement plans, dealers in securities or foreign currencies, tax-exempt organizations and stockholders subject to the alternative minimum tax;

•	stockholders who hold shares as part of a hedge, straddle, constructive sale or conversion transaction, or other risk reduction arrangement;

•	holders of options, warrants, or similar rights to acquire Point or DARA shares;

•	stockholders who acquired their shares through stock option or stock purchase programs or otherwise as compensation; and

•	stockholders whose functional currency is not the U.S. dollar.

This discussion is limited to taxpayers who (1) hold their shares of DARA or Point stock as a capital asset for U.S. federal income tax purposes (generally, held for investment) and (2) are “U.S. holders” for U.S. federal income tax purposes. A stockholder is a “U.S. holder” for U.S. federal income tax purposes if it is:

•	a citizen or individual resident of the United States;

•

a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) the trust has a valid election in effect to be treated as a U.S. person.

This discussion assumes that the merger is effected in accordance with the merger agreement, the reverse stock split is effected as described in this joint proxy statement/prospectus, and the merger and reverse stock split each separately constitutes a tax-free reorganization within the meaning of Section 368(a) of the Code. In addition, this discussion does not consider the tax treatment of DARA and Point stockholders that hold their shares through a partnership or other pass-through entity and it does not address the tax consequences of the merger or reverse stock split under foreign, state or local tax laws or U.S. federal estate tax laws. The foreign, state and local tax consequences of the merger and reverse stock split may vary significantly as to each stockholder.

Stockholders are urged to consult their own tax advisor as to the U.S. federal income tax consequences of the merger and reverse stock split based on their own circumstances, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

U.S. Federal Income Tax Consequences of the Merger

General

As indicated in the merger agreement, the parties intend for the merger to be treated as a reorganization under Section 368(a) of the Code, and the parties have agreed to report the merger consistently with such treatment. Based on the assumption that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and subject to the limitations and qualifications set forth in this discussion, the following U.S. federal income tax consequences will result from the merger to a stockholder that exchanges its DARA shares for Point shares.

•

Subject to the discussion below regarding treatment of cash paid in lieu of fractional shares, a DARA stockholder will not recognize gain or loss on the exchange of DARA shares for Point shares pursuant to the merger;

•

the aggregate tax basis of the shares of Point common stock received by a DARA stockholder in the merger, including any fractional share of Point shares not actually received, will be equal to the aggregate tax basis of the shares of the DARA shares surrendered in exchange therefor;

•	the holding period of the Point shares received by a DARA stockholder in the merger will include the holding period of the DARA shares surrendered in exchange therefor; and

•	DARA will recognize no gain or loss as a result of the merger.

DARA and Point cannot assure you that the conclusions contained in the discussion above will not be successfully challenged by the IRS or sustained by a court if challenged. None of the parties to the merger agreement will receive an opinion of counsel stating that the merger will qualify as a reorganization under Section 368(a) of the Code (or alternatively, as a transaction governed by Section 351(a) of the Code). Furthermore, the parties do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth herein. The merger agreement provides that neither Point nor DARA will take any action that would prevent the merger from qualifying as a tax-free reorganization and the discussion above assumes that neither Point nor DARA will in fact not take any such action (or any action to disqualify the transaction for qualification under Section 351(a) of the Code); for example, by violating the continuity of interest or continuity of business enterprise requirements (or by liquidating DARA after the acquisition).

Stockholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, or foreign income or other consequences to them of the merger.

Cash Received in the Merger In Lieu of Fractional Shares

Cash will be paid in lieu of fractional shares in the exchange of DARA shares for Point shares. Cash received by a holder of DARA shares in lieu of fractional shares of Point will be treated as if the holder received the fractional shares in the merger and then received the cash in a redemption of the fractional shares. The holder should recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of fractional shares and the portion of the holder’s tax basis allocable to the fractional shares unless the redemption is treated as having the effect of a distribution of dividend, in which case the gain will be treated as ordinary dividend income to the extent of the current and accumulated earnings and profits of Point or DARA as calculated for U.S. federal income tax purposes.

Stockholders are urged to consult their respective tax advisors to determine whether a holder’s receipt of cash has the effect of a distribution of a dividend.

Treatment of Point Stockholders

Point expects that there will be no material U.S. federal income tax consequences of the merger on Point stockholders whether or not it qualifies as a tax-free reorganization.

Treatment of the Merger as a Taxable Sale of DARA Shares

If the IRS were to assert successfully that the merger is not a tax-free reorganization within the meaning of Section 368(a) of the Code (or alternatively, an exchange governed by Section 351(a) of the Code), then each DARA stockholder would be required to recognize gain or loss equal to the difference between: (1) the sum of the fair market value of the Point shares received in the exchange at the effective time of the merger (plus any cash received in lieu of fractional shares), and (2) the stockholder’s adjusted tax basis in the DARA shares surrendered therefor.

A DARA stockholder’s tax basis in the Point shares received would be equal to its fair market value at the effective time of the merger, and the stockholder’s holding period for the Point shares would begin on the day after the merger. The gain or loss recognized would be long-term capital gain or loss if the DARA stockholder’s holding period for the DARA stock surrendered was more than one year.

Stockholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, or foreign income or other tax consequences to them if the merger fails to be treated as a tax-free reorganization.

Treatment of DARA Stockholders Who Exercise Dissenters’ Rights

DARA stockholders who exercise dissenters’ rights and who receive payment for their DARA shares in cash will recognize gain or loss measured by the difference between the amount of cash received and the stockholder’s basis in the shares surrendered. This is true if the payment is neither essentially equivalent to a dividend nor has the effect of a distribution of a dividend within the meaning of the Code. A sale of DARA shares as part of the exercise of dissenters’ rights will not be essentially equivalent to a dividend if the stockholder exercising dissenters’ rights owns no shares of Point or DARA, either actually or through constructive ownership within the meaning of the Code, immediately after the merger. If a stockholder’s sale of DARA shares as part of the exercise of dissenters’ rights is essentially equivalent to a dividend, then the stockholder may recognize ordinary income for U.S. federal income tax purposes in an amount equal to the entire amount of the cash received.

Stockholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, or foreign income or other tax consequences to them of the exercise of dissenters’ rights.

U.S. Federal Income Tax Consequences of the Reverse Stock Split

Based on the assumption that the reverse stock split will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and subject to the limitations and qualifications set forth in this discussion, the following U.S. federal income tax consequences will result from the reverse stock split:

•

Subject to the discussion below regarding treatment of cash paid in lieu of fractional shares, a Point stockholder will not recognize gain or loss on the deemed exchange of Point shares for Point shares pursuant to the reverse stock split;

•

the aggregate tax basis of the shares of Point shares deemed received by a Point stockholder in the reverse stock split will be equal to the aggregate tax basis of the Point shares deemed surrendered in exchange therefor;

•	the holding period of the Point shares received by a Point stockholder in the reverse stock split will include the holding period of the Point shares deemed surrendered therefor; and

•	Point will recognize no gain or loss as a result of the merger.

DARA expects that there will be no material federal income tax consequences of the reverse stock split on DARA stockholders.

Cash Received in the Reverse Stock Split in Lieu of Fractional Shares

A stockholder of Point shares who receives cash in lieu of fractional shares in the reverse stock split should recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of fractional shares and the portion of the stockholder’s adjusted tax basis allocable to the fractional shares unless the distribution of cash is treated as having the effect of a distribution of dividend, in which case the gain will be treated as ordinary dividend income to the extent of the current and accumulated earnings and profits of Point as calculated for U.S. federal income tax purposes. Stockholders are urged to consult their own tax advisors to determine whether a stockholder’s receipt of cash has the effect of a distribution of a dividend.

Reporting and Record Keeping

A DARA stockholder who receives Point shares in the merger and a Point stockholder who is deemed to receive Point shares in the reverse stock split is required to retain records of the transaction and to attach to the stockholder’s federal income tax return for the year of the transaction a statement setting forth all relevant facts with respect to the non-recognition of gain or loss in the exchange. At a minimum, the statement must include: (1) the stockholder’s tax basis in the stock surrendered, and (2) the fair market value, as of the time of the effective date of the merger, of the Point shares received in exchange therefor.

Backup Withholding of U.S. Federal Income Tax

A noncorporate holder of DARA and Point shares may be subject to backup withholding at a current rate of 28% with respect to the amount of cash, if any, received instead of fractional share interests, unless the stockholder: (1) provides a correct taxpayer identification number (which, for an individual stockholder, generally is the stockholder’s social security number) and certifies that it is not subject to backup withholding on the substitute W-9 that will be included as part of the transmittal letter, or (2) otherwise is exempt from backup withholding. Backup withholding will not apply to a DARA or Point stockholder who properly completes and signs the substitute Form W-9 that is included as part of the transmittal letter, or who otherwise is exempt from backup withholding. A DARA or Point stockholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and may be claimed as a credit against a stockholder’s federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service. Stockholders should consult their tax advisors concerning the application of the backup withholding rules.

Accounting Treatment

It is anticipated that the merger will be treated as a recapitalization of DARA under generally accepted accounting principles. Point will consolidate the operating results of DARA with those of its own, beginning as of the date the parties complete the merger.

Interests of Point Directors and Officers in the Merger

Certain directors and officers of Point have interests in the merger as directors or executive officers that are different from, or in addition to, those of Point stockholders generally. Pursuant to the terms of the merger agreement, the following former Point executives are entitled to the payments listed below at closing and for each month for the six months after closing as severance and benefit reimbursement payments in accordance with their pre-existing employment agreements with Point.

Payee	Payable at Closing	Monthly Payment for Six Months After Closing
Michael P. Duffy	$129,972	$17,495
Barry Jones	$123,078	$16,346
Donald R. Kiepert, Jr.	$172,420	$24,571
Richard N. Small	$125,961	$16,827

On July 26, 2007, certain former Point executives, namely Messrs. Duffy, Jones, Kiepert and Small, entered into consulting agreements with Point. Under these consulting agreements, these former executives provide advisory and consulting services to Point on a time and materials basis, as needed, at the rate of $250 per hour, not to exceed an aggregate of $2,000 per day. These consulting agreements will survive the completion of the proposed merger.

Pursuant to the terms of the merger agreement, Point is also obligated to purchase insurance coverage that (1) extends for a period of five years on its directors and officers liability insurance coverage as in effect as of the date of the merger agreement and (2) extends for any applicable statute of limitations on its product liability insurance coverage in effect as of the date of the merger agreement. Point has purchased and bound coverage for extended product liability insurance effective as of October 29, 2007 and has purchased but not yet bound extended directors and officers liability insurance.

Interests of DARA Directors and Officers in the Merger

Certain directors and executive officers of DARA have interests in the merger as directors or executive officers that are different from, or in addition to, those of DARA stockholders generally. These interests include:

•	it is anticipated that the directors and executive officers of DARA will be retained as directors and executive officers of Point; and

•

the existing rights to indemnification benefiting DARA’s directors and officers found in DARA’s certificate of incorporation or by-laws, applicable law or other sources will be substantially duplicated by Point’s certificate of incorporation and will continue indefinitely.

Dissenters’ Appraisal Rights

Delaware law entitles the holders of record of shares of DARA common stock or preferred stock who follow the procedures specified in Section 262 of the DGCL to have their shares appraised by the Delaware Court of Chancery and to receive the “fair value” of those shares, as of the effective time of the merger, as determined by the court in place of the consideration that the holder would otherwise receive in the merger. In order to exercise appraisal rights, a stockholder must demand and perfect the rights in accordance with Section 262 of the DGCL. The following is a summary of Section 262 and is qualified in its entirety by reference to Section 262, a copy of which is attached hereto as Appendix B. DARA stockholders should carefully review Section 262 of the DGCL as well as information discussed below to evaluate and, if they wish, perfect their rights to appraisal.

Under Delaware law, where DARA is incorporated, holders of DARA common stock or preferred stock who have not consented to the merger and comply with the applicable requirements of Delaware law will have the right to receive an appraisal of the value of their shares in connection with the merger and to be paid such value in cash.

Under Sections 228(e) and 262(d)(2) of the DGCL, DARA is required to mail to each holder of DARA stock who has not consented in writing to the adoption and approval of the merger agreement and the merger and the transactions contemplated thereby a notice of corporate action taken without a meeting and notice of availability of appraisal rights. The notice of corporate action taken without a meeting, notice of availability of appraisal rights and a copy of Section 262 of the DGCL must be delivered to the applicable stockholders either following receipt of the requisite approval of the adoption and approval of the merger agreement, the merger and the transactions contemplated thereby, or within 10 days following the effective date of the merger. Such notice, if given on or after the effective date of the merger, must also notify the stockholders of the effective date of the merger. This joint proxy statement/prospectus statement constitutes such notice. Any stockholder entitled to appraisal rights may, on or before 20 days after the date of mailing of the notice of corporate action taken without a meeting and notice of availability of appraisal rights, demand in writing from DARA an appraisal of his, her or its shares of DARA stock. Such demand will be sufficient if it reasonably informs DARA of the identity of the stockholder and that the stockholder intends to demand an appraisal of the stockholder’s shares. Failure to make such a demand on or before the expiration of such 20-day period will foreclose a stockholder’s rights to appraisal. If the notice of corporate action taken without a meeting did not notify the stockholders of the effective date of the merger, either (1) DARA must send a second notice before the effective date of the merger notifying each stockholder entitled to appraisal rights of the effective date of the merger or (2) DARA will send such second notice to each stockholder entitled to appraisal rights on or within ten days after the effective date of the merger, provided, however, that if such second notice is sent more than twenty days following the sending of the first notice, such second notice need only be sent to those stockholders entitled to appraisal rights and who have demanded appraisal rights of their shares in accordance with Section 262(d).

All written demands for appraisal for DARA should be addressed to: 4505 Falls of Neuse Road, Suite 125, Raleigh, North Carolina 27609 attention: Lynn Morris, Investor Relations. Only the holder of record of shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock is entitled to seek appraisal of the fair value of the shares registered in the holder’s name. The demand for appraisal must be executed by or for the holder of record, fully and correctly, as such holder’s name appears on the holder’s stock certificates. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners.

A record holder must exercise appraisal rights on behalf of beneficial owners who desire to demand appraisal with respect to the stock held for such beneficial owners. In such case, the written demand for appraisal should set forth the number of shares covered by the demand. Unless a demand for appraisal specifies a number of shares, such demand will be presumed to cover all shares held in the name of such record owner.

If the merger is completed, DARA will, within 10 days after the effective time of the merger, give written notice of the effective time to each holder of its stock who has satisfied the requirements of Section 262 of the DGCL. A person who elects to exercise appraisal rights under Section 262 is called a “dissenting stockholder.” Within 120 days after the effective time, DARA or any dissenting stockholder may file a petition in the court demanding a determination of the fair value of the shares of DARA stock of all dissenting stockholders. Any dissenting stockholder desiring the filing of such petition is advised to file such petition on a timely basis, unless the dissenting stockholder receives notice that the company in which he or she holds shares of stock or another dissenting stockholder has filed such a petition.

If a petition for appraisal is timely filed, the court will determine which stockholders are entitled to appraisal rights and thereafter will determine the fair value of the shares of DARA stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value. In determining such fair value, the court will take into account all relevant factors. The court may determine such fair value to be more than, less than or equal to the consideration that such dissenting stockholder would otherwise be entitled to receive pursuant to the merger agreement. If a petition for appraisal is not timely filed, then the right to an appraisal terminates.

The costs of the appraisal proceeding will be determined by the court and taxed against the parties as the court determines to be equitable under the circumstances. Upon the application of any dissenting stockholder, the court may determine the amount of interest, if any, to be paid upon the value of the stock of dissenting stockholders entitled thereto. Upon application of a dissenting stockholder, the court may order all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

After the effective time of the merger, no dissenting stockholder will have any rights of a DARA stockholder with respect to such holder’s shares for any purpose, except to receive payment to which DARA stockholders of record as of a date prior to the effective time are entitled, if any. If a dissenting stockholder delivers to the company in which he or she owns shares a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger or thereafter with the written approval of DARA, or if no petition for appraisal is filed within 120 days after the effective time, then the right of such dissenting stockholder to an appraisal will cease and such dissenting stockholder will be entitled to receive or retain only the shares of common stock of Point as provided in the merger agreement.

The foregoing is only a summary of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, which is included in Appendix B.

Charter Amendments

In connection with the merger and subject to stockholder approval, Point will amend its certificate of incorporation to implement the reverse stock split. Shares of Point common stock issued and outstanding will be combined and converted, automatically and without any action on the part of the Point stockholders, into new shares of Point common stock in accordance with the reverse stock split ratio determined by the Board of Directors as set forth in Point proposal 3. Subject to stockholder approval, Point will also amend its certificate of incorporation to change its name to “DARA BioSciences, Inc.”

After obtaining the requisite approvals for the merger, DARA BioSciences, Inc. will amend its certificate of incorporation to change its name to “DARA Pharmaceuticals, Inc.”

Officers and Directors

Pursuant to the terms of the merger agreement, the officers and directors of Point will submit their resignations to be effective at the close of the merger. It is anticipated that the officers of DARA will become the officers of Point upon the closing of the merger. In addition, the directors of DARA, Messrs. D’Alonzo, Eichler, Franco, Gorlin, Jordan and McWhorter will, if elected, become the directors of Point upon the effectiveness of the merger.

The officers and directors of DARA will remain in place.

Certain Securities Laws Considerations

The Point common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for Point common stock issued to any person who is deemed to be an affiliate (as that term is used in Rule 145 under the Securities Act) of DARA. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with DARA and include DARA directors and certain officers as well as its principal stockholders. Affiliates may not sell their Point common stock acquired in the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act;

•	an exemption under Rule 144 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Point’s registration statement, of which this joint proxy/prospectus constitutes a part, does not cover the resale of shares of Point common stock to be received by DARA affiliates in the merger.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes certain aspects of the agreement and plan of merger and the related amendment to agreement and plan of merger (the “merger agreement”) and the proposed merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus and is incorporated in this joint proxy statement/prospectus by reference. You are urged to read the merger agreement carefully in its entirety.

The Merger

The merger agreement provides that upon the closing, DP Acquisition Corp. (“Merger Sub”) will be merged with and into DARA, with DARA as the surviving corporation. As a result of the merger, DARA will become a wholly-owned subsidiary of Point. The merger will become effective on the date of filing of a certificate of merger with the Secretary of State of the State of Delaware, which the parties have agreed to file as soon as practicable after the closing. This is referred to as the “effective time” of the merger. In connection with the merger, Point will change its name to “DARA BioSciences, Inc.” and DARA will change its name to “DARA Pharmaceuticals, Inc.”

T he Exchange Ratio and Treatment of Securities

Immediately prior to the effective time of the merger, Point shall effect a reverse stock split to meet the listing requirements in connection with a new listing application for the Point common stock on the NASDAQ Capital Market. Such listing requirements require that Point’s common stock satisfies a $4.00 per share minimum bid price immediately following the consummation of the merger.

Pursuant to the terms of the merger agreement, each share of DARA common stock and preferred stock issued and outstanding immediately prior to the effective time of the merger shall cease to be outstanding and shall be converted into a number of shares of Point common stock, and all outstanding options and warrants to purchase shares of DARA common stock, will be converted into options and warrants to purchase a number of shares of Point common stock such that DARA stockholders, option holders and warrant holders before the merger will collectively own 96.4% of the Point common stock, on a fully diluted basis; provided, DARA stockholders will receive cash in lieu of any fractional share of Point common stock that they would otherwise receive pursuant to the merger (the “Merger Consideration”).

The exact exchange ratio on which DARA shares, options and warrants will be converted into Point shares, options and warrants (the “Exchange Ratio”) will depend on several factors including the ratio used in the reverse stock split and the aggregate fully diluted number of shares of each of DARA and Point outstanding immediately prior to the merger. The below table sets forth several examples of possible exchange ratio based on different reverse stock split ratios and assuming that there are an aggregate of 44,500,000 and 28,619,221 shares of Point and DARA, respectively, outstanding on a fully diluted basis immediately prior to the merger.

Reverse Split Ratio	1:20	1:35	1:50
Exchange Ratio	2.08	1.19	0.83

Effect of Merger on DARA Shares, Options and Warrants

At the effective time of the merger:

•

Each share of DARA common stock, Series A Preferred Stock and Series B Preferred Stock issued and outstanding immediately prior to the effective time of the merger shall cease to be outstanding and shall be converted into and exchanged for a number of shares of Point common stock equal to the Exchange Ratio; provided, DARA stockholders will receive cash in lieu of any fractional share of Point common stock that they would otherwise receive pursuant to the merger.

•

Each DARA option will be converted into options to acquire Point common stock. Pursuant to the terms of the merger agreement, each outstanding DARA option shall continue to have, and shall be subject to, the terms and conditions of each agreement pursuant to which such DARA option was subject as of the effective time (including the terms and conditions of the DARA Stock Plan), except that (1) each such option shall be exercisable for that number of whole shares of Point common stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of DARA common stock subject to such option at the effective time multiplied by (B) the Exchange Ratio; and (2) the exercise price per share of Point common stock issuable pursuant to each option shall be equal to the exercise price per share of DARA common stock under such option at the effective time divided by the Exchange Ratio, rounded up to the nearest whole cent. Except for these changes to the DARA options, the assumption and substitution of options shall not give the holders of such options additional benefits or additional rights (such as accelerated vesting) which such holders did not have as of the effective time, or relieve the holders of such options of any obligations or restrictions applicable to their options or the shares obtainable upon exercise of the options.

•

Likewise, each DARA warrant will be converted into warrants to acquire Point common stock. Pursuant to the terms of the merger agreement, each outstanding DARA warrant shall continue to have, and shall be subject to, the terms and conditions of each agreement pursuant to which such warrant was subject as of the effective time, except that (1) each warrant shall be exercisable for that number of whole shares of Point common stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of DARA common stock subject to such warrant at the effective time multiplied by (B) the Exchange Ratio; and (2) the exercise price per share of Point common stock issuable pursuant to each warrant shall be equal to the exercise price per share of DARA common stock under such warrant at the effective time divided by the Exchange Ratio, rounded up to the nearest whole cent. Except for changes to the DARA warrants expressly provided for in the agreement governing such warrant by reason of the consummation of the merger transaction, the assumption and substitution of warrants as provided herein shall not give the holders of such warrants additional benefits or additional (or accelerated) rights which such holders did not have as of the effective time of the merger, or relieve the holders of such warrants of any obligations or restrictions applicable to their warrants or the shares obtainable upon exercise of the warrants. The duration and other terms of the new warrants provided shall be the same as the original warrants.

Exchange of Certificates

Promptly after the date the merger is effective, the exchange agent will mail to each stockholder of DARA a letter of transmittal in customary form and instructions for use in exchanging DARA common and preferred stock certificates for Point common stock certificates and cash for any fractional share. In addition, the merger agreement contemplates that, upon receipt of a DARA common or preferred stock certificate and a duly executed letter of transmittal and any other documents that Point and the exchange agent reasonably require, the exchange agent will mail to each record holder of DARA shares a certificate representing the number of whole shares of Point common stock that the holder has the right to receive (and any dividends or other distributions payable thereon) and cash in lieu of any fractional share.

After the completion of the merger, until it is surrendered, each certificate that previously evidenced DARA capital stock will only represent the right to receive (1) shares of Point common stock and (2) cash instead of a fractional share of Point common stock. Point will not pay dividends or other distributions on any shares of Point common stock to be issued in exchange for any DARA common stock or preferred stock certificate that is not surrendered until the DARA stock certificate is surrendered in accordance with the merger agreement. Stockholders of DARA should not return their stock certificates with the enclosed proxy.

Transfer of Shares

The stock transfer books of DARA will be closed immediately upon the effective time and no transfers of shares of DARA capital stock will be made or recorded on the stock transfer books after the effective time of the merger.

Representations and Warranties of DARA, Merger Sub and Point

The merger agreement contains customary representations and warranties on behalf of DARA, Merger Sub and Point relating to, among other things:

•	corporate organization and qualification;

•	capitalization;

•	corporate power and authority;

•	absence of conflicts and required filings and consents;

•	litigation and liabilities;

•	compliance with laws and required licenses and permits;

•	SEC filings and reports;

•	financial statements;

•	absence of certain changes or events;

•	unlawful payments;

•	taxes;

•	intellectual property;

•	material contracts;

•	employee benefit plans;

•	properties and assets;

•	labor relations;

•	environmental matters;

•	insurance;

•	board approval and required vote;

•	brokers;

•	tax matters; and

•	regulatory compliance.

The representations and warranties in the merger agreement are complicated and not easily summarized. You should carefully read the sections of the merger agreement entitled “Representations and Warranties of Point,” “Representations and Warranties of Merger Sub,” and “Representations and Warranties of DARA.”

Directors and Officers

The officers and directors of Point will resign as of the effective time of the merger. Upon completion of the merger, the DARA directors will become the directors of the combined company, if elected, and the DARA officers will become the officers of the combined company.

Costs and Expenses

All costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such costs and expenses, provided, that DARA and Point shall share equally all costs, expenses and fees (other than attorney’s and accountant’s fees and expenses) incurred in relation to the printing, mailing and filing of this joint proxy statement/prospectus and any amendments or supplements hereto; provided further, that, up to an aggregate of $400,000 of Point expenses related to the merger may be borne by DARA pursuant to the loan and security agreement by and between Point and DARA dated as of October 9, 2007, which is included as Appendix C.

Point will pay all direct costs and expenses incurred by DARA in negotiating the merger agreement and the pursuit of the transactions contemplated thereby if DARA terminates the merger agreement due to (1) Point’s board withdrawing its recommendation or (2) the Point board’s failure within ten business days of the commencement of a tender offer for 20% or more of Point’s common stock to recommend against acceptance of such tender offer, or if Point terminates the merger agreement because Point’s board recommends that the Point stockholders accept a superior proposal.

Conditions to the Consummation of the Merger

The obligation of Point to effect the merger is subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

•

The issuance of shares of Point common stock in connection with the merger shall have been approved by the requisite number of Point stockholders, and the merger shall have been approved by the requisite number of DARA stockholders.

•	The registration statement shall have been declared effective by the SEC under the Securities Act prior to the mailing of the joint proxy statement/prospectus.

•	No governmental entity or federal or state court shall have issued any order which prevents or prohibits the consummation of the merger or any other transactions contemplated in the merger agreement.

•	Point’s reverse stock split shall have been effected prior to the effective time or upon filing the certificate of merger.

In addition, the obligations of Point and Merger Sub to effect the merger are subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

•

DARA’s representations and warranties contained in the merger agreement are true and correct as of the closing date (except for representations and warranties that speak as of a specific date or time, which need only be true and correct in all material respects as of such date and time), and Point shall have received a certificate from the chief executive officer or chief financial officer of DARA to that effect.

•

DARA shall have performed and complied in all material respects with the covenants and agreements contained in the merger agreement, and Point shall have received a certificate from the chief executive officer or chief financial officer of DARA to that effect.

•

There shall not have been any change, event or effect that individually or in the aggregate (taking into account all other such changes, events or effects) has had, or would be reasonably likely to have, a material adverse effect on the business, operations, earnings or condition (financial or otherwise) of DARA and its subsidiaries, taken as a whole.

•

There shall not be pending or imminently threatened any suit, action, proceeding or investigation by any governmental entity (1) challenging or seeking to restrain or prohibit the consummation of the merger, (2) relating to the merger and seeking to obtain from DARA material damages, (3) seeking to prohibit or limit in any material respect Point’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the surviving company in the merger, or (4) which would materially and adversely affect the right of the surviving corporation in the merger to own the assets or operate the business of DARA.

•	DARA shall have obtained the consent or approval of any person whose consent or approval is required under any agreement or instrument in order to permit the consummation of the merger.

•

On or before the effective time, DARA shall have provided Point with a certificate of DARA’s non-foreign status as set forth in Treasury Regulations Section 1.1445-2(b) in form and substance reasonably acceptable to Point.

The obligation of DARA to effect the merger is subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

•

The representations and warranties of Point and Merger Sub contained in the merger agreement, including Section 3.3(d), will be true and correct as of the closing date (except for representations and warranties that speak as of a specific date or time, which need only be true and correct in all material respects as of such date or time) and DARA shall have received a certificate of an appropriate officer of Point to that effect.

•

Point and Merger Sub shall have performed in all material respects the agreements and covenants contained in the merger agreement, and DARA shall have received a certificate of an appropriate officer of Point to that effect.

•

There shall not have been any change, event or effect that individually or in the aggregate (taking into account all other such changes, events or effects) has had, or would be reasonably likely to have, a material adverse effect on the business, operations, earnings or condition (financial or otherwise) of Point and its subsidiaries, taken as a whole.

•	No governmental entity or court shall have enacted any judgment, order, decree or injunction that prohibits the consummation of the merger or the consummation of the transactions contemplated thereby.

•	Point shall have obtained the consent or approval of any person whose consent or approval is required under any agreement or instrument in order to permit the consummation of the merger.

•	The directors and officers of Point shall have submitted their resignations to be effective at the effective time.

•

There shall not be pending or imminently threatened any suit, action, proceeding or investigation by any governmental entity (1) challenging or seeking to restrain or prohibit the consummation of the merger, (2) relating to the merger and seeking to obtain from Point material damages, (3) seeking to prohibit or limit in any material respect Point’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the surviving company in the merger, or (4) which would materially and adversely affect the right of the surviving corporation in the merger to own the assets or operate the business of DARA.

•

Point shall have purchased insurance coverage (1) extending for a period of five years on its directors and officers liability insurance coverage in effect as of the date of the merger agreement, and (2) extending for any applicable statute of limitations on its product liability insurance coverage in effect as of the date of the merger agreement, in each case for claims with respect to periods prior to and including the effective time of the merger.

•	Point shall have executed and delivered to counsel for DARA a certificate of amendment to effect Point’s name change.

Covenants

Each party is subject to customary affirmative covenants, including covenants to:

•	operate its business in the usual and ordinary course consistent with past practices;

•

use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services or its respective officers and employees and consultants and maintain its relationship with its respective customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that its goodwill and ongoing business shall be unimpaired in any material manner at the effective time;

•

use its commercially reasonable efforts to maintain and keep its properties and assets in as good as repair and condition as at the date of the merger agreement and to keep its full force and effect insurance comparable in amount and scope maintained at the date of the merger agreement;

•	prepare and file all tax returns required to be filed;

•	operate its business in accordance with the terms of its licenses and in all material respects with all applicable laws, rules and regulations;

•	for Point, to timely file with the SEC all reports required to be filed under the Exchange Act;

•

for Point, its board of directors agrees to approve and recommend to Point’s stockholders the reverse stock split in such amount agreed upon by Point and DARA to be effective prior to the effective time of the merger and the name change to DARA BioSciences, Inc., to be effective immediately following the merger;

•	for DARA, prior to the closing of the merger, formulate an initial development plan and budget, which shall be acceptable to Point, for the first year of operations post-closing; and

•	for DARA, at and after the closing of the merger, cause certain severance payments to be paid to certain former officers of Point.

Each of the parties are also subject to customary negative covenants, including covenants not to:

•	declare or pay an dividend on its shares of capital stock;

•	for Point, repurchase any shares of its capital stock, effect any merger or recapitalization or adjust, split or issue any other securities;

•

issue any stock, or securities, warrants or options convertible into or exercisable or exchangeable for stock (provided that DARA may continue to grant stock options in the ordinary course of business consistent with past practices);

•	acquire, agree to acquire or enter into any negotiations to acquire any business;

•	for Point, except as set forth in the loan and security agreement with DARA, sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of any of its assets;

•	make any change in any of its methods of accounting;

•	incur any indebtedness (for DARA which does not exceed $1 million in the aggregate);

•	for Point, transfer or license to any person or otherwise amend or modify rights to intellectual property; and

•	intentionally take or fail to take any action that would reasonably be expected to materially delay the consummation of the merger.

Non-Solicitation

From October 9, 2007 until the termination of the merger agreement, Point and its affiliates cannot initiate or solicit any acquisition proposal, negotiate with any person to obtain an acquisition proposal, or recommend or authorize any acquisition proposal. Pursuant to the terms of the merger agreement, “acquisition proposal” includes, among other things, (1) any merger, recapitalization, or business combination or sale or transfer of any significant portions of the assets or equity securities of Point, (2) the acquisition of beneficial ownership of 10% or more of the outstanding shares of Point common stock and (3) any tender offer for 20% or more of the outstanding shares of Point capital stock. The Point board of directors may engage in discussions in response to an unsolicited bona fide acquisition proposal to the extent the Point board determines that such proposal constitutes a superior proposal to the merger and that a failure to engage in such discussions would breach its fiduciary duties to Point stockholders and Point provides prompt written notice to DARA that it is entering into such negotiations.

NASDAQ Listing

Pursuant to the terms of the merger agreement, Point is obligated to use reasonable efforts to maintain the listing of Point common stock on the NASDAQ Capital Market and cause the Point common stock to be issued pursuant to the merger agreement as well as the Point common stock issuable upon the exercise of options under the DARA BioSciences, Inc. 2003 Employee, Director and Consultant Stock Option Plan to be approved for listing on the NASDAQ Capital Market prior to the consummation of the merger. There can be no assurance that Point’s common stock will not be delisted prior to the completion of the merger or that the combined company will meet the NASDAQ Capital Market’s initial listing requirements. See “RISK FACTORS—Risks Relating to the Merger—Point’s common stock is subject to delisting, and the combined company may not be able to obtain or maintain a listing.”

Termination

The merger agreement may be terminated at any time prior to completion of the merger by:

•	mutual consent of DARA and Point;

•	DARA:

•	upon an uncured breach of the merger agreement by Point or Merger Sub;

•

if the board of directors of Point withdraws or modifies its recommendation of the merger agreement or publicly discloses to any third party its intention to do so or if the board fails to recommend against acceptance of a tender or exchange offer for 20% or more of the outstanding shares of Point common stock within ten business days of such tender or exchange offer;

•

if any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” as defined under Section 13(d) of the Exchange Act shall have been formed which beneficially owns or has the right to acquire 20% or more of the then outstanding shares of capital stock of Point; or

•

if there shall have occurred one or more events which shall have caused a material adverse effect on Point that remained uncured for a period of thirty days, if curable, after notice from DARA of its intent to terminate;

•	Point:

•	upon an uncured breach of the merger agreement by DARA;

•	if the board of directors of DARA withdraws or modifies its recommendation of the merger agreement or publicly discloses to any third party its intention to do so;

•

if the board of directors of Point determines that another acquisition proposal constitutes a superior proposal, and Point gives three business days prior notice of its intent to terminate the merger agreement with DARA; or

•

if there shall have occurred one or more events which shall have caused a material adverse effect on DARA that remained uncured for a period of thirty days, if curable, after notice from Point of its intent to terminate;

•	either DARA or Point:

•

if there is any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction or any governmental entity which is final and nonappealable preventing the consummation of the merger;

•	if the merger shall not have been consummated on or before March 31, 2008; or

•

if the issuance of shares of Point common stock in connection with the merger was not approved by the requisite number of Point stockholders at the Point stockholders meeting or the merger was not approved by the requisite number of DARA stockholders at the DARA stockholders meeting.

If the agreement is terminated in accordance with the above provisions, there shall be no liability on the part of DARA or Point or any of their respective officers, directors or stockholders; provided, that, no party shall be relieved from liability for any willful breach of any of its representations, warranties, covenants or agreements in the merger agreement; and further provided, that certain of the provisions concerning expenses will remain in full force and effect and survive any termination of the merger agreement.

Vote Required for Approval

Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of Point common stock represented and entitled to vote at the Point annual meeting is required to approve the proposal to issue the shares of Point common stock to the DARA stockholders as contemplated by the merger agreement. Abstentions and broker “non-votes” will be counted as present and entitled to vote at the meeting. A broker “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. The proposal to approve the issuance of Point common stock is a “non-discretionary” item, meaning that brokerage firms cannot vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, if you hold your shares in street name and fail to instruct your broker to vote your shares for the proposal, your shares will not be counted as votes cast for the proposal and will have the same effect as shares voted against this Proposal 1.

The affirmative vote of the holders of a majority of the shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock entitled to vote at the DARA special meeting, voting together as a single class, is required to approve and adopt the merger agreement and the merger contemplated by the merger agreement. Accordingly, if you fail to submit a proxy card for your DARA shares or to vote them in person at the special meeting, your shares will not be counted as votes cast for the proposal and will have the same effect as shares voted against this Proposal 1.

The consummation of the merger is contingent upon approval of this Proposal 1.

Board Recommendations

The Point Board recommends that you vote “FOR” the proposal to approve the issuance of shares of Point common stock in the merger.

The DARA Board recommends you vote “FOR” the approval of the merger agreement and the merger.

ADDITIONAL POINT PROPOSALS

The following proposals are solely for the consideration of Point stockholders at its annual meeting and are not dependent upon the vote of the DARA stockholders, as opposed to Proposal 1 relating to the merger, which requires approval of the stockholders of both Point and DARA.

POINT PROPOSAL 2

AMENDMENT TO POINT’S CERTIFICATE OF

INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

General

Subject to stockholder approval, Point’s Board has approved an amendment to Point’s certificate of incorporation that would effect a reverse stock split of Point’s common stock within the range of 1:10 to 1:50, the final ratio to be determined by Point’s board of directors and publicly announced. Under the proposed amendment, outstanding shares of common stock between a range of 20 to 50 would be combined and converted into one share of common stock. The effectiveness of the amendment and the exact reverse stock split ratio, or the abandonment of such amendment, will be determined by Point’s Board pursuant to Section 242(c) of the DGCL following the annual meeting. The reverse stock split should not have any economic effect on Point’s stockholders, debt holders or holders of options, except to the extent the reverse stock split would result in fractional shares, as discussed further below.

Reasons for the Reverse Stock Split

Point’s common stock is currently listed on the NASDAQ Capital Market (symbol: POTP). However, on March 8, 2007, Point received a notice from NASDAQ indicating that it was not in compliance with the NASDAQ Stock Market’s requirements for continued listing because, for the previous 30 consecutive business days, the bid price of its common stock had closed below the minimum $1.00 per share requirement for continued inclusion under NASDAQ Marketplace Rule 4310(c)(4). Point was granted 180 calendar days, or until September 4, 2007, to have a 10 consecutive day period whereby the closing bid price of Point’s common stock was at least $1.00 per share to regain compliance with the minimum bid price rule.

On September 12, 2007, Point received an additional notice from NASDAQ indicating that it was still not in compliance with the minimum bid price requirement for continued listing and citing as a further basis for de-listing Point’s cessation of its clinical and research operations, rendering Point, in the view of the staff of NASDAQ, a “public shell,” or non-operating company, under Marketplace Rule 4300. Point subsequently appealed NASDAQ’s delisting determination and requested an oral hearing, which occurred on November 1, 2007. During the oral hearing, Point requested relief from the delisting determination for a 90-day period, or until January 30, 2008, in order to complete the proposed merger. On November 13, 2007, Point received an additional notice from NASDAQ indicating that it was not in compliance with the minimum stockholders’ equity requirement for continued listing and citing that as a further basis for delisting Point’s common stock, and Point responded in writing to that additional notice. On December 12, 2007, the Listing Qualifications Panel granted Point’s request for continued listing subject to completion of the merger on or before January 30, 2008 and approval of the NASDAQ initial listing application filed by Point and DARA described below.

In addition, according to the NASDAQ rules, Point’s merger with DARA will constitute a change of control transaction, or “reverse merger,” requiring the combined company to meet NASDAQ’s initial listing requirements at the time of closing of the merger. On October 26, 2007, DARA filed an initial listing application with the NASDAQ Capital Market, which if approved, will take effect the first trading day following the consummation of the merger. The NASDAQ initial listing requirements include among other things that the combined company’s stockholders’ equity immediately after the merger exceeds $5.0 million, that the combined company’s common stock satisfies a $4.00 per share minimum bid price immediately after closing of the merger and that the combined company has a public float of common stock of at least $15.0 million.

Point’s Board of Directors believes that the reverse stock split would be beneficial for the following reasons:

•

Regain compliance with NASDAQ listing requirement. As part of its appeal to a NASDAQ Listings Qualifications Panel to remain listed on the NASDAQ Capital Market, Point has submitted a plan to implement this reverse stock split to satisfy the $4.00 per share minimum bid price immediately after closing of the merger. The primary purpose of this reverse stock split is to reduce the outstanding shares of common stock so that after giving effect to the reverse stock split Point’s common stock trades at a higher price per share than before such split. Point expects that the reverse stock split will enable its common stock to trade above the $4.00 minimum bid price requirement established by NASDAQ.

•

Satisfy a condition to the effectiveness of the merger. This reverse stock split is a closing condition to the effectiveness of the contemplated merger. Pursuant to the terms of the merger agreement, the amount of such reverse stock split shall be agreed upon by Point and DARA shortly before the effective time of the merger to allow the Point common stock to be listed and to maintain such listing for a reasonable period of time after consummation of the merger on the NASDAQ Capital Market. In the event this Point proposal 2 is not approved by the requisite number of Point stockholders, DARA will not be obligated to consummate the merger.

Determination of Reverse stock split Ratio

The ratio to be used in the reverse stock split will depend on the trading price of the Point common stock at the time of the merger. Point’s Board of Directors is seeking approval of Point’s common stock within the range of 1:20 to 1:50 to provide with maximum flexibility to achieve the purposes of the reverse stock split. The below table sets forth several examples of the expected effect of different ratios within the range on different trading prices for the Point common stock.

Pre-Reverse Split Trading Price	$0.30	$0.20	$0.10
Reverse Split Ratio	1:20	1:30	1:50
Post-Reverse Split Trading Price	$6.00	$6.00	$5.00

Certain Risks Associated with the Reverse Stock Split

Even if the reverse stock split is implemented, Point may not be able to maintain its listing on the NASDAQ Capital Market.

If the reverse stock split is approved by Point’s stockholders, Point believes that the reverse stock split would enable Point to achieve compliance with the minimum bid rule. However, there can be no assurance that this result will be achieved or that Point will maintain the listing of its common stock on the NASDAQ Capital Market.

Point’s total market capitalization immediately after the proposed reverse stock split may be lower than immediately before the proposed reverse stock split.

There are numerous factors and contingencies that could affect Point’s stock price following the proposed reverse stock split, including the status of the market for Point stock at the time, its reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of Point’s common stock may not be sustainable at the direct arithmetic result of the reverse stock split. If the market price of Point’s common stock declines after the reverse stock split, Point’s total market capitalization (the aggregate value of all of its outstanding common stock at the then existing market price) after the split will be lower than before the split.

The reverse stock split may result in some stockholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The reverse stock split may result in some stockholders owning “odd lots” of less than 100 shares of Point common stock on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Effect on Existing Shares of Common Stock

The proposed reverse stock split would affect all of Point’s stockholders uniformly and would not affect any stockholder’s percentage ownership interest in Point, except to the extent that the reverse stock split results in any stockholders owning a fractional share, as described below.

Effect on Authorized but Unissued Shares of Common Stock

Currently, Point is authorized to issue up to a total of 75,000,000 shares of common stock, par value $0.01 per share, of which 39,311,585 shares were outstanding on the record date. Immediately following the reverse stock split, the total authorized number of shares of common stock will be unchanged.

Effect on Authorized but Unissued Shares of Preferred Stock

Currently, Point is authorized to issue up to a total of 1,000,000 shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding or reserved for future issuance. Immediately following the reverse stock split, the total authorized number of shares of preferred stock will be unchanged.

Effect on Equity Compensation Plans

The reverse stock split would not reduce the number of shares of common stock authorized and available for issuance under the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan, should it be approved by Point stockholders at the annual meeting.

Effect on Par Value

The amendment to the Certificate of Incorporation will not change the par value of Point’s common stock or preferred stock.

Effective Date

The proposed reverse stock split is expected to be implemented immediately prior to the merger transaction. At the effective time of the reverse stock split, shares of Point common stock issued and outstanding will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of Point common stock in accordance with the reverse stock split ratio determined by Point and DARA as set forth in this Point proposal 2.

Mechanics of Reverse Stock Split

If this Point proposal 2 is approved by the Point stockholders at the annual meeting and thereafter effected by the Point board, stockholders will be notified that the reverse stock split has been effected and the ratio at which it was effected. The mechanics of the reverse stock split will differ depending upon whether shares held are held beneficially in street name or whether they are registered directly in a stockholder’s name.

•

Under Delaware law, the reverse stock split will operate only at the record holder level. As a result, stockholders that hold their shares through a broker, bank or other nominee will not automatically have their shares cashed out through the reverse stock split. However, Point plans to work with brokers and other nominees to offer to treat stockholders holding shares in street name in substantially the same manner as stockholders whose shares are registered in their names. To determine the transaction’s effect on any shares you hold in street name, you should contact your broker, bank or other nominee.

•

If a stockholder’s shares are registered directly in the stockholder’s name, the stockholder will receive a transmittal letter asking the stockholder to surrender Point certificates representing pre-split shares in exchange for certificates representing post-split shares. No new certificates will be issued to the stockholder until the outstanding certificate(s) together with the properly completed and executed letter of transmittal are delivered to American Stock Transfer & Trust, 59 Maiden Lane, New York, New York 10007. Stockholders should not destroy any stock certificates and should not submit any certificates until requested to do so.

Point estimates that its aggregate expenses relating to the reverse stock split will not be material.

Payment for Fractional Shares

Whether shares are held in street name or directly, fractional shares of common stock will not be issued to stockholders. Instead, fractional shares will be cashed out. For example, if a stockholder holds 403 shares on a pre-split basis and the reverse stock split ratio is 1:20, such 400 shares would be combined and converted into twenty shares on a post-split basis and such stockholder would receive cash for three pre-split shares.

Any cash due to stockholders in exchange for fractional shares will be paid as follows:

•	If a stockholder’s shares are held in street name, payment for the fractional shares will be deposited directly into the stockholder’s account with the organization holding the stockholder’s shares.

•

If the stockholder’s shares are registered directly in the stockholder’s name, payment for the fractional shares will be made by check, sent to the stockholder upon receipt of the properly completed and executed transmittal letter and original stock certificate.

The amount of cash to be paid for fractional shares will be equal to the product obtained by multiplying:

•

the closing sales price of Point’s common stock on the effective date of the reverse stock split as reported on the NASDAQ Capital Market (or, if Point’s common stock is not then listed on the NASDAQ Capital Market, the last trade price prior to the closing date); by

•	the amount of the fractional share.

Any Point stockholder that holds a number of Point shares that is less than the ratio used to implement the reverse stock split will be completely cashed out as a result of the payment of fractional shares in lieu of any fractional share interests.

Accounting Consequences

The reverse stock split will not affect total stockholders’ equity on Point’s balance sheet. However, because the par value of the Point common stock will not change the components that make up total stockholders’ equity (stated capital and additional paid-in capital) will change by offsetting amounts. Fractional shares cashed out will be accounted for as retired stock.

U.S. Federal Income Tax Consequences

For information concerning material United States federal income tax consequences of the reverse stock split see the discussion under “Material United States Federal Income Tax Consequences” beginning on page 45.

Vote Required for Approval

The affirmative vote of the holders of a majority of the outstanding shares of Point common stock entitled to vote at the Point annual meeting is required to approve the reverse stock split. The proposal to approve the reverse stock split is a “non-discretionary” item, meaning that brokerage firms cannot vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, if you hold your shares in street name and fail to instruct your broker to vote your shares for the proposal, your shares will not be counted as votes cast for the proposal and will have the same effect as shares voted against this Point proposal 2. The consummation of the merger is contingent upon approval of this Point proposal 2.

Board Recommendation

The Point board of directors recommends that you vote “FOR” the approval of the reverse stock split.

POINT PROPOSAL 3

AMENDMENT TO POINT’S CERTIFICATE OF

INCORPORATION TO EFFECT A NAME CHANGE

The Point Board of Directors has unanimously adopted a resolution approving, declaring advisable and recommending to the Point stockholders for their approval an amendment to Point’s Certificate of Incorporation to change the name of Point Therapeutics, Inc. to DARA BioSciences, Inc. Pending stockholder approval, this name change will become effective when the amendment is filed with the Delaware Secretary of State. Point intends to file this amendment promptly after the Point stockholders approve the name change to take effect upon consummation of the merger. Point has reserved the stock symbol “DARA” in anticipation of this change.

Purpose

Because of the relative contributions of operating assets to the combined company by each of Point and DARA, Point believes that the name change will more accurately reflect the company’s business after the merger is effective.

Vote Required for Approval

The affirmative vote of the holders of a majority of the outstanding shares of Point common stock entitled to vote at the Point annual meeting is required to approve the name change. The proposal to approve the name change is a “non-discretionary” item, meaning that brokerage firms cannot vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, if you hold your shares in street name and fail to instruct your broker to vote your shares for the proposal, your shares will not be counted as votes cast for the proposal and will have the same effect as shares voted against this Point proposal 3. The consummation of the merger is contingent upon approval of this Point proposal 3.

Board Recommendation

The Point Board of Directors recommends that stockholders vote “FOR” the name change.

POINT PROPOSAL 4

ELECTION OF THE POINT DIRECTORS

One of the closing conditions in the merger agreement is that all directors and officers of Point shall have submitted their resignations to be effective at the closing of the merger. Point is proposing the election of six directors to its board of directors to fill the vacancies on the Point board of directors that would be created by such resignations. Each of the nominees is currently a member of the DARA board of directors. The six nominees for election to the board of directors, if elected, will not join the board of Point unless and until consummation of the merger.

In the event that any nominee is unable or declines to serve as a director at the time of the annual meeting, an event not now anticipated, the proxies will be voted for any nominee who shall be designated by the present Point board of directors to fill the vacancy.

The principal occupation and certain other information concerning the nominees for directors are set forth below.

Nominees for Election of Directors

The nominees to the board of directors for Point are set forth below:

Thomas W. D’Alonzo (63) has served as a member and Co-Chairman of DARA’s board of directors since 2005. Mr. D’Alonzo has served as Chief Executive Officer and a member of the board of directors of MiMedx, Inc., an orthopaedics device company, since 2007. He is currently a Director of Salix Pharmaceuticals, Inc. (SLXP-NASDAQ), a specialty pharmaceuticals company, BioDelivery Sciences Inc. (BDSI-NASDAQ), a specialty pharmaceuticals company, and Amarillo BioSciences, Inc (AMAR.OB-OTC), a biopharmaceuticals company. Additionally, he serves on the board of Plexigen, Inc., a private biotech company. Mr. D’Alonzo received his Bachelor of Science degree in business administration from the University of Delaware and his law degree from the University of Denver College of Law.

Kurt M. Eichler (50) has served as a member of DARA’s board of directors since 2005. Mr. Eichler has served as Executive Vice President of LCOR, Inc., a private real estate development company since 1982. Mr. Eichler earned a Bachelor of Science degree in business administration from the University of Wyoming. He is a member of various real estate organizations, including the Urban Land Institute.

Richard A. Franco, Sr., R.Ph. (66) has served as DARA’s Chairman of the Board since October, 2007 and as President, Chief Executive Officer since January 1, 2007 and President and member of its board of directors since 2005. Before joining DARA in 2005, Mr. Franco served as a consultant. In 1997, Mr. Franco co-founded LipoScience, Inc., a private medical technology and diagnostics company, and served as president, CEO and chairman of that company from 1997 to 2001 and as its executive chairman until 2002. Prior to founding LipoScience, he was president, CEO and director of Trimeris, Inc., Biopharmaceutical Company (TRMS-NASDAQ). Mr. Franco currently is a director of Salix Pharmaceuticals, Ltd., (SLXP-NASDAQ) a specialty pharmaceutical company; NeoMatrix,LLC, a private medical technology company commercializing screening systems for breast cancer detection; and the Research Triangle Chapter of the National Association of Corporate Directors (NACD). Mr. Franco earned a Bachelor of Science degree in pharmacy from St. John’s University and did his graduate work in pharmaceutical marketing and management at Long Island University.

Steve Gorlin (70) has served as a member and Co-Chairman of DARA’s board of directors since 2002. Mr. Gorlin founded DARA in 2002 and currently serves as a director. He also currently serves as Chairman of the Board for NTC China and MiMedx, Inc., an orthopaedics device company, and is a member of the boards of Surgi-Vision, Inc., a private research company involved in MRI technology. From 1998 to 2003, Mr. Gorlin served on the Business Advisory Council to The Johns Hopkins School of Medicine and currently sits on the board of The Johns Hopkins Alliance for Science and Technology Development. He also is a principal financial contributor to the founding of Camp Kudzu for diabetic children.

W. Hamilton Jordan (63) has served as a member of DARA’s board of directors since 2002. Mr. Jordan has been a board member of numerous biotech companies, and has an active practice of strategic consulting for the leadership of major companies, including Nike, Inc. and Pfizer, Inc. from 2002 to 2007. Mr. Jordan served as Chief of Staff to President Carter and was the founder of an NFL franchise, the founder of the ATP Tour (men’s professional tennis tour) and the author of two best-selling books. Mr. Jordan is an active board member of The Lance Armstrong Foundation, serves at the request of former President George Bush on C-Change (The National Dialogue on Cancer) and formed and led a group of leading scientists in a successful effort to increase medical research funding. Mr. Jordan also founded the $1 Billion Georgia Cancer Coalition.

Stuart C. McWhorter (39) has served as a member of DARA’s board of directors since 2006. Mr. McWhorter co-founded and has served as President of Clayton Associates, a private equity healthcare services investment management company since 1996. Mr. McWhorter is Chairman for privately held Censis Technologies and Medical Reimbursements of America and also serves on the board of Tenvera, Proxsys, and Haven Behavioral Healthcare. In addition, Mr. McWhorter serves on the board of FirstBank. Mr. McWhorter’s professional duties include serving as a member of the Board of Directors for Clemson University’s Endowment and Foundation and Vice Chair of the Foundation’s Investment Committee. Mr. McWhorter has served as an Adjunct Professor in management for Belmont University, Nashville, TN where he has taught healthcare management and entrepreneurship. Mr. McWhorter received his MHA from The University of Alabama-Birmingham and B.S. in Management from Clemson University.

Point Board Meetings and Committees

During 2006, the Point board of directors met ten times. During 2006, all of Point’s directors attended at least 75% of Point’s board of directors meetings and the committees of the board of directors on which the director served except that Mr. Whelan attended 70% and Mr. Barberich attended 50% of the board meetings held and 50% of the compensation committee meetings held.

Communications with the Board

Point has adopted written procedures establishing a process by which Point stockholders can communicate with the Point board of directors regarding various topics related to Point. A Point stockholder desiring to communicate with the Point board should send his or her written message to the Point board of directors care of the Corporate Secretary at Point’s principal office address. Each submission will be forwarded, without editing or alteration, by the Corporate Secretary to the Point board on or prior to the next scheduled meeting of the board. The board will determine the method by which such submission will be reviewed and considered. The board may also request the submitting stockholder to furnish additional information it may reasonably require or deem necessary to sufficiently review and consider the submission of such stockholder.

Directors, Executive Officers and Corporate Governance of Point

The following table sets forth certain information concerning the executive officers and directors of Point as of December 14, 2007:

Name	Age	Position
Donald R. Kiepert, Jr.	59	Chairman of the Board of Directors, President and Former Chief Executive Officer
Richard N. Small	52	Treasurer, Former Senior Vice President and Former Chief Financial Officer
Michael P. Duffy	47	Secretary, Former Senior Vice President and General Counsel
Timothy J. Barberich(1)(3)	59	Director
Richard J. Benjamin(2)	47	Director
Thomas M. Claflin II(2)	66	Director
Larry G. Pickering	64	Director
Daniel T. Roble(1)(3)	61	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

No director or officer of Point is related to any other director or officer of Point by blood or marriage.

Mr. Kiepert has served as a director and President of Point since March 2002, the date of the merger with Point Massachusetts, and served as President, Chief Executive Officer and as a director of Point Massachusetts since its inception in 1996. Mr. Kiepert also served as Chief Executive Officer of Point from March 2002 until July 2007. Prior to joining Point, he was President and Chief Executive Officer of Chartwell Home Therapies, a home infusion services company, from 1989 to 1996. Mr. Kiepert also started and managed several health care companies and worked in various management positions at Baxter Travenol, Inc. Mr. Kiepert presently serves as chairman of the board of one private company. Mr. Kiepert received his M.S. degree in clinical pharmacy from Purdue University.

Mr. Small has served as Treasurer of Point since March 2002, the date of the merger with Point Massachusetts and as Senior Vice President, Chief Financial Officer and Treasurer of Point Massachusetts since its inception in 1996. Mr. Small also served as Senior Vice President and Chief Financial Officer of Point from March 2002 until July 2007. Prior to joining Point, he was Vice President and Chief Financial Officer of ImmuLogic Pharmaceutical Corporation from 1992 to 1996. Mr. Small has also worked in various management positions at Dennison Manufacturing Company and the public accounting firm of Coopers and Lybrand LLP. Mr. Small presently serves as a director for a private company.

Mr. Duffy has served as Secretary of Point from May 2002. Mr. Duffy also served as Senior Vice President and General Counsel from May 2002 to July 2007. Prior to joining Point, he was Senior Vice President, General Counsel and Secretary of Digital Broadband Communications, Inc. from 1999 through 2002. Mr. Duffy was also Senior Vice President, General Counsel and Secretary of ETC w/tci, a sub-portfolio of TCI Ventures, Inc. / Liberty Media Corporation from 1996 through 1999. Prior to that, Mr. Duffy practiced law at Ropes & Gray LLP in Boston, Massachusetts. Mr. Duffy is a founder and principal of a private business advisory firm.

Mr. Barberich has served as Point’s director since inception in 1993 and was Chairman of the Board of Directors from 1993 until March 1996 and from April 1997 until March 15, 2002. Mr. Barberich has also served as a director of Point Massachusetts since March 1999. Mr. Barberich was a founder of Sepracor, Inc. and since 1984, Mr. Barberich has served as Chairman of the Board of Directors. From 1984 through 2007, Mr. Barberich served as Chief Executive Officer of Sepracor and from 1984 to 1999, Mr. Barberich also served as President of Sepracor. Mr. Barberich also serves as a board member of BioSphere Medical, PhRMA, the Pharmaceutical Research and Manufacturers of America, and Gemin X.

Dr. Benjamin has served as Point’s director since July 7, 2004. Dr. Benjamin is Chief Medical Officer of the American Red Cross. Dr. Benjamin also serves as an Assistant Professor of Pathology at Harvard Medical School and is a member of the Joint Program in Transfusion Medicine. He received his medical training at the University of Cape Town, South Africa, followed by doctoral studies in Immunology at Cambridge University, England. Thereafter, he undertook post-doctoral studies on the molecular mechanisms of antigen presentation at Stanford University, before initiating Hematopathology and Transfusion Medicine training at the Brigham and Women’s Hospital.

Mr. Claflin has served as Point’s director since March 15, 2002 and as a director of Point Massachusetts since December 1999. He is the President and Chief Executive Officer of the venture capital firm of Claflin Capital Management, which he founded in 1978. Prior to forming Claflin Capital, he was a general partner of PaineWebber’s venture capital partnerships and a vice president of the Boston venture capital firm of T.A. Associates.

Mr. Pickering has served as Point’s director since May 24, 2004. He is currently a partner at Avista Capital. Previously, he was a consultant for CSFB Private Equity and a corporate Vice President and an Officer for Johnson & Johnson. Mr. Pickering spent 32 years with Johnson & Johnson companies, starting as a sales representative for Ortho Pharmaceuticals and progressing through increasingly senior positions including national sales manager and division vice president-general manager. He also served as president of the Johnson & Johnson subsidiary, Janssen USA, company group chairman for Johnson & Johnson Consumer Pharmaceuticals and later president of the Johnson & Johnson Development Corporation. Mr. Pickering is also a director of two private companies.

Mr. Roble has served as Point’s director since March 15, 2002 and as a director of Point Massachusetts since January 1997. He is a limited partner in the Health Care Group at the law firm of Ropes & Gray LLP, Boston, Massachusetts. He has practiced law at Ropes & Gray since 1975.

Audit Committee

Current members of Point’s Audit Committee include Richard J. Benjamin and Thomas M. Claflin II and prior to his resignation in January 2007, William J. Whelan, Jr. Point’s board of directors had determined that Mr. Whelan, the former chairman of Point’s audit committee, was an audit committee financial expert, as that term is defined under Regulation S-K, Item 407(d)(5)(2), and that he was independent under the current rules of the NASDAQ Stock Market and SEC rules and regulations.

As a result of the board of directors vacancy created in January 2007 by the resignation of William J. Whelan, Jr. as a director and as chairman of Point’s audit committee, Point does not currently comply with NASDAQ’s Marketplace Rule 4350(d)(2), which requires Point to have an audit committee of at least three independent directors as defined by NASDAQ’s rules and to have an audit committee financial expert serving on the audit committee.

The audit committee consists entirely of independent directors within the meaning of applicable SEC regulations and the NASDAQ stock market listing standards. The audit committee met 4 times during 2006.

The audit committee’s primary function is to assist the Point board of directors in monitoring the integrity of its financial statements, systems of internal control and the independence and performance of Point’s independent auditor. The board of directors has also expanded the audit committee’s responsibilities to include hiring the independent auditor (previously the audit committee recommended such hiring to the board of directors), pre-approving any engagements of the independent auditor for non-audit services, receiving and reviewing the reports of the CEO and CFO required by Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14 of the Exchange Act, and reviewing Point’s ethics and compliance programs.

The audit committee also reviews Point’s risk management practices, strategic tax planning, preparation of quarterly and annual financial reports, and ethics and compliance processes.

At each audit committee meeting, the committee members meet with Point’s independent auditors without management present and with members of management in separate private sessions, to discuss any matters that the audit committee or these individuals believe should be discussed privately with the audit committee, including any significant issues or disagreements concerning Point’s accounting practices or financial statements. Beginning in 2004, the audit committee conducted an additional meeting each quarter to review the financial statements prior to the public release of earnings.

The audit committee also meets regularly with Point’s chief financial officer, including a separate private session with the chief financial officer without other management present.

For more information, please see the discussion below under the heading “Report of the Audit Committee”. The audit committee charter, as amended is posted on the corporate governance section of Point’s website at http://www.pther.com.

Report of the Audit Committee

The audit committee (for purposes of this report, “we”) operates under a written charter adopted by the audit committee that reflects standards contained in the NASD rules. The audit committee reviews this charter annually. A complete copy of the current charter of the audit committee is posted on the corporate governance section of Point’s website at www.pther.com.

Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants, requires the independent registered accounting firm to provide the audit committee with additional information regarding the scope and results of the audit, including:

•	the independent registered accounting firm responsibilities under generally accepted auditing standards;

•	the independent registered accounting firm judgments about the quality of Point’s accounting principles;

•	the adoption of, or a change in, accounting policies;

•	sensitive accounting estimates;

•	accounting for significant unusual transactions and for controversial or emerging areas;

•	significant audit adjustments;

•	unadjusted audit differences considered to be immaterial;

•	other information in documents containing audited financial statements;

•	total fees for management consulting services and types of services rendered;

•	disagreements with management on financial accounting and reporting matters;

•	major issues discussed with management prior to retention;

•	consultation with other accountants;

•	difficulties encountered in performing the audit; and

•	material errors, fraud and illegal acts.

We have discussed with the independent auditors the matters required to be discussed by this Statement.

Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, requires the independent registered accounting firm to communicate, at least annually, with the committee regarding all relationships between the independent registered accounting firm and Point that, in the professional judgment of the independent registered accounting firm, may reasonably be thought to bear on their independence. We have received and reviewed the written disclosures and the letter from the independent registered accounting firm required by this Standard, and we have discussed with the independent registered accounting firm the independent registered accounting firm independence. When considering the registered accounting firm independence, we considered whether their provision of services to Point beyond those rendered in connection with their audit and review of Point’s consolidated financial statements was compatible with maintaining their independence and discussed with the auditors any relationships that may impact their objectivity and independence. We also reviewed, among other things, the amount of fees paid to the registered accounting firm for audit and non-audit services in 2006. Information about the registered accounting firm fees for 2006 is included below in this joint proxy statement/prospectus under “POINT PROPOSAL 6.” Based on these discussions and considerations, we are satisfied as to the auditors’ independence.

During 2006, management maintained the documentation, testing and evaluation of Point’s system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. We have reviewed and discussed these items with management and the independent registered accounting firm.

We have reviewed and discussed with management and the independent auditors Point’s audited financial statements as of and for the year ended December 31, 2006, and we recommended to the board of directors that these audited financial statements be included in this joint proxy statement/prospectus by incorporating by reference Point’s Annual Report on Form 10-K for the year ended December 31, 2006.

AUDIT COMMITTEE

Richard J. Benjamin

Thomas M. Claflin II

This Report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act or under the Exchange Act, except to the extent that Point specifically incorporates this information by reference, shall not otherwise be deemed filed under the Securities Act and the Exchange Act and shall not be deemed soliciting material.

Compensation Committee

The Point compensation committee consists entirely of independent directors within the meaning of the NASDAQ stock market listing standards and applicable SEC regulations. Current members of the Point compensation committee are Daniel T. Roble and Timothy J. Barberich. William J. Whelan, Jr. also served on the compensation committee in 2006.

The compensation committee’s primary responsibilities are to address the chief executive officer and executive officers retention, performance, succession planning, and to oversee compensation and benefit matters. It reviews the qualifications of the executive officers and nominates executive officers for election by the Point board. It also reviews and approves Point’s compensation policy to ensure that Point’s compensation strategy supports organizational objectives and stockholder interests, and considers appropriate companies for compensation comparison purposes. The compensation committee determines the compensation of the chief executive officer and reviews and approves the compensation of all other executive officers. It approves and recommends, and suggests material changes to any employee incentive compensation or retirement plans.

The compensation committee chooses the outside compensation consultant that Point engages, sets the budget for the consultant and reviews the services provided by the consultant to management. The compensation committee also meets regularly with the consultant in private sessions without management present.

In addition, the compensation committee charter is posted in the corporate governance section of Point’s website at www.pther.com.

The Nominating and Corporate Governance Committee

The Point nominating and corporate governance committee consists entirely of independent directors within the meaning of NASDAQ stock market listing standards and applicable SEC regulations. Current members of the nominating and corporate governance committee are Mr. Barberich and Mr. Roble. In 2006, the nominating and corporate governance committee acted through the compensation committee in connection with certain non-employee director compensation matters and through the Point board of directors in certain other matters specified in its committee charter and did not otherwise meet separately.

The nominating and corporate governance committee is responsible for board governance issues. It recommends to the Point board policies relating to the conduct of board affairs. It periodically evaluates the composition of the Point board, the contributions of individual directors, and the board’s effectiveness as a whole. The nominating and corporate governance committee also recommends to the board assignment of board members to committees. It also reviews compensation for non-employee directors and recommends to the board changes as appropriate.

The nominating and corporate governance committee also recommends to Point’s full board individuals to serve as directors. The nominating and corporate governance committee recommends to the board guidelines and criteria for board membership and reviews with the board, on a periodic basis, the appropriate skills and characteristics required of board members in the context of the then current needs of Point. The nominating and corporate governance committee’s process to identify and evaluate candidates includes requests to board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the nominating and corporate governance committee and the board. Assuming that appropriate biographical and background material is provided for candidates recommended by stockholders and the process for submitting the recommendation discussed below is followed, the nominating and corporate governance committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by board members.

The nominating and corporate governance committee will consider qualified candidates for director recommended and submitted by stockholders. Submissions that meet the then current criteria for board membership are forwarded to the chair of the nominating and corporate governance committee for further review and consideration. The nominating and corporate governance committee will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis, accompanied by a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of Point common stock for at least one year as of the date of that the recommendation is made. To submit a recommendation for a nomination, a stockholder may write to the nominating and corporate governance committee, at Point’s principal office, Attention: Corporate Secretary. In addition, Point’s by-laws permit stockholders to nominate individuals, without any action or recommendation by the nominating and corporate governance committee or the board, for election as directors at an annual stockholder meeting.

The charter of the Point nominating and corporate governance committee is posted on the corporate governance section of Point’s website at www.pther.com.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Point’s officers and directors, and persons who beneficially own more than 10% of Point’s outstanding common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish Point with all copies of Section 16(a) forms they file.

Based solely on Point’s review of the copies of such forms received by Point, or written representations from certain reporting persons that no Forms 5 were required for those persons, Point believes that during the fiscal year ended December 31, 2006, all filing requirements were timely satisfied.

Certain Relationships and Related Transactions

Point’s board of directors reviews and approves all related party transactions on an as needed basis.

Point’s board utilized the services of Ropes & Gray LLP, of which Mr. Daniel T. Roble is a limited partner. During 2006, Point paid fees totaling approximately $258,000 for legal services in connection with organizational, general corporate, transaction and other related matters and had a liability for fees due to the law firm of approximately $36,000 at December 31, 2006. Point believes that the fees charged by the law firm to Point are as fair to Point for the services provided as could have been obtained from another comparable law firm.

Director Independence

The majority of Point’s directors are independent under the NASDAQ listing standards and the applicable rules of the SEC. The Audit Committee, the Compensation Committee and the Nominating and Governance Committee are each composed entirely of directors who are independent under the NASDAQ listing standards and the applicable rules of the SEC.

Vote Required for Approval

In the election of directors, the director nominees receiving the most affirmative votes of the shares of Point common stock represented and entitled to vote at the Point annual meeting will be elected as directors. Abstentions and broker non-votes will have no effect on the election of directors.

Board Recommendation

The Point Board of Directors recommends a vote “FOR” each nominee.

POINT PROPOSAL 5

APPROVAL OF DARA BIOSCIENCES, INC. 2008

EMPLOYEE, DIRECTOR AND CONSULTANT STOCK PLAN

On December 5, 2007, the Point board adopted the DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan (the “Plan”) subject to the approval of Point stockholders and completion of the merger. The Point board has directed that a proposal to approve the Plan be submitted to the Point stockholders for their approval at the 2008 annual meeting.

In connection with the merger, it is contemplated that all of Point’s current stock plans will be terminated after giving effect to any residual exercise periods on any outstanding options exercisable as of the closing date. In anticipation of the merger and to attract, retain and motivate officers, directors and employees after the merger, the Point board has determined that it is appropriate to adopt a new stock compensation plan to take effect upon consummation of the merger. The board believes that the Plan would be in the best interests of the combined company and would further Point’s and DARA’s historical compensation philosophies and programs. The combined company’s ability to attract, retain and motivate top quality employees, officers and directors is critical to its success. To this end, the board of directors has concluded that the combined company’s ability to achieve these objectives will be enhanced by the ability to make grants under the Plan. The board believes that the Plan is necessary for the combined company to implement its equity compensation strategies.

The material terms of the Plan are summarized below. This summary of the Plan is not intended to be a complete description of the Plan and is qualified in its entirety by the actual text of the Plan, which is attached as Appendix F to this joint proxy statement/prospectus.

Material Features of the Plan

General

The Plan provides that awards may be in any of the following forms: (1) options intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), (2) non-qualified stock options (“NSOs”), (3) stock appreciation rights, (4) restricted stock shares, and (5) restricted stock units.

Shares Available For Awards

Subject to adjustment as provided below, the aggregate number of shares of common stock that may be delivered under the Plan would not exceed a number equal to 15% of the total number of shares of common stock outstanding immediately following the effective time of the merger, assuming for this purpose the conversion into common stock of all outstanding securities that are convertible by their terms (directly or indirectly) into common stock. As of January 1 of each calendar year commencing with the year 2009, the maximum number of shares of common stock that may be delivered under the Plan (the “Maximum Plan Shares”) would automatically increase by a number sufficient to cause the number of shares of common stock covered by the Plan to equal 15% of the total number of shares of common stock then outstanding, assuming for this purpose the conversion into common stock of all outstanding securities that are convertible by their terms (directly or indirectly) into common stock.

The maximum number of shares of common stock that may be granted under the Plan to employees in the form of ISOs is the lesser of (1) the Maximum Plan Shares and (2) 10,000,000.

Shares covered by awards under the Plan will again be available for awards if and to the extent the award expires, is forfeited, canceled or otherwise terminated, or if the shares are not delivered because the award is settled in cash or used to satisfy the applicable tax withholding obligation.

Eligibility

Any employee, officer, director or consultant of the company or one of its affiliates is eligible to participate in the Plan (each a “Participant”), provided that each such Participant is an employee, officer, director or consultant of the company or its affiliate at the time an option award or stock award is granted provided that ISOs granted under the Plan may only be granted to employees. Approximately ten employees, six directors and no consultants would initially be Participants under the Plan upon consummation of the merger.

Plan Administration

The Plan would be administered by the board of directors or such other committee of the board as the board may designate to administer the Plan (the “Administrator”). Subject to the terms of the Plan, the Administrator will have the authority to engage in, among other things, the following activities: (1) the selection of the individuals to whom awards may be granted,; (2) the determination of whether and to what extent stock options, stock appreciation rights, stock awards or any combination thereof are to be granted; (3) the determination of the number of shares of stock to be covered by each award granted; (4) the approval of forms of agreement for use under the Plan; (5) the determination of the terms and conditions of any award granted under the Plan; (6) the modification, amendment or adjustment of the terms and conditions of any award, subject to the restrictions on amendment of awards discussed below; (7) the determination Fair Market Value; and (8) the determination of the type and amount of consideration to be received by the company for any stock award other than stock options.

Under the Plan, Fair Market Value means the closing sales price per share of the common stock on the Nasdaq Capital Market on the date as of which such value is being determined or the last previous day on which a sale was reported, unless otherwise determined by the Administrator.

Types of Awards

Stock Options

The Administrator may grant both ISOs and NSOs under the Plan. The exercise price for options cannot be less than the Fair Market Value of the common stock on the grant date. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of the company’s stock or the stock of any of the company’s affiliates, the exercise price cannot be less than 110% of such Fair Market Value. To the extent that any stock option is not designated as an ISO, or even if so designated, does not qualify as such, such stock option will constitute an NSO. No term of the Plan relating to ISOs will be interpreted, amended or altered that would disqualify the Plan under Section 422 of the Code or, without the consent of the option holder affected disqualify any ISO under Section 422 of the Code. All ISOs and NSOs are intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

The terms and conditions of each option grant shall be set forth in an option agreement, approved by the Administrator, and each such option agreement will indicate whether such stock option is intended to be an ISO or NSO and will specify the term of the option and the extent to which options may be exercised during the term, including in the event of the Participant’s death, disability or termination of employment. The term of each option will be determined by the Administrator, except that no ISO will be exercisable after the tenth anniversary of the date the option is granted. The exercise price may be paid with cash (or its equivalent) or, unless otherwise provided in the applicable option agreement, by one or more of the following: (1) in the form of unrestricted stock already owned by the optionee (or, in the case of the exercise of an NSO, restricted stock subject to an award under the Plan) held for at least six months based in any such instance on the Fair Market Value of the stock on the date the option is exercised; (2) by certifying ownership of shares of stock owned by the optionee to the satisfaction of the Administrator for later delivery to the company as specified by the company; (3) unless otherwise prohibited by law for either the company or the optionee, by irrevocably authorizing a third party to sell shares of stock (or a sufficient portion of the shares) acquired upon exercise of the option and remit to the company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise; or (4) by any combination of cash and/or any one or more of the methods specified in clauses (1), (2) and (3). Stock options are exercisable at such times as determined by the Administrator, which may, among other things, provide that stock options are exercisable only in installments, waive conditions to the exercise of stock options or accelerate the exercisability of stock options. Options are not freely transferable except by will or the laws of descent and distribution, provided that NSOs may be transferable to a family member or as otherwise provided in the applicable option agreement.

Stock Appreciation Rights

Stock appreciation rights may be granted either on a stand-alone basis or in conjunction with all or part of any stock option granted under the Plan. In the case of an NSO, such rights may be granted either at or after the time of grant of such stock option. In the case of an ISO, such rights may be granted only at the time of grant of such stock option. A stock appreciation right that has been granted in conjunction with all or part of any stock option will terminate and no longer be exercisable upon the termination or exercise of the related stock option.

A stock appreciation right may be exercised by a Participant as determined by the Administrator, and, if granted in conjunction with all or part of any stock option, by surrendering the applicable portion of the related stock option. Surrendered stock options will no longer be exercisable to the extent the related stock appreciation rights have been exercised.

Stock appreciation rights are subject to such terms and conditions as determined by the Administrator, including the following:

•	Stock appreciation rights granted on a stand-alone basis will be exercisable only at such time or times and to such extent as determined by the Administrator;

•

Stock appreciation rights granted in conjunction with all or part of any stock option are exercisable only at the time and to the extent that the stock options to which they relate are exercisable; and

•

Upon the exercise of a stock appreciation right, a Participant will be entitled to receive an amount in cash, shares of common stock or both, which in the aggregate are equal in value to the Fair Market Value of one share of common stock over (1) such Fair Market Value per share of common stock as determined by the Administrator at the time of grant (if the stock appreciation right is granted on a stand-alone basis), or (2) the exercise price per share specified in the related stock option (if the stock appreciation right is granted in conjunction with all or part of any stock option), multiplied by the number of shares in respect of which the stock appreciation right will have been exercised.

Stock Grants

Under the Plan, the Administrator may award Participants restricted shares of common stock or restricted stock units which represent the right to receive common stock or cash equal to the Fair Market Value of those shares. The principal terms of each stock award will be set forth in a stock grant agreement, which will be in a form approved by the Administrator and contain the terms and conditions, including the number of shares to which the stock award relates. Stock awards may be issued which are fully and immediately vested upon issuance or which vest in one or more installments over the Participant’s period of employment or other period of service or upon the attainment of specified performance objectives.

Restricted stock shares will be held in the custody of the company until any applicable restrictions have been satisfied. The Participant cannot sell, transfer, pledge, assign or otherwise alienate or hypothecate restricted stock shares until applicable restrictions are satisfied. Once any restrictions are satisfied, shares will be delivered to the Participant free of restriction.

The award agreement for any restricted stock units will specify whether units that become earned and payable will be settled in shares of stock, in cash, or in a combination thereof.

Code Section 162(m)

Section 162(m) of the Code generally places a $1 million annual limit on a company’s tax deduction for compensation paid to the chief executive officer or any of the three most highly compensated officers other than the chief executive officer or chief financial officer (the “Covered Individuals”). However, this limitation does not apply to qualified performance-based compensation.

Because stock options and stock appreciation rights granted under the Plan must have an exercise price equal to at least the Fair Market Value at the date of grant, because such stock options or stock appreciation rights are granted to Covered Individuals by the Administrator (which is a committee consisting of at least two outside directors), and because the Plan limits the number of shares that may be the subject of awards granted during any calendar year, compensation from the exercise of such stock options or stock appreciation rights should be treated as qualified performance-based compensation for purposes of Section 162(m) of the Code.

The Plan also authorizes the Administrator to make awards of restricted stock shares or restricted stock units that are conditioned on the satisfaction of performance criteria. For those awards intended to meet the requirements of the qualified performance-based compensation exception to Section 162(m) of the Code, the Administrator must establish the applicable performance criteria prior to or within a specified period of time after the start of the applicable performance period.

The Administrator may adjust any award downward in its discretion.

In no event may an individual receive awards under the Plan for a given calendar year covering in excess of the lesser of (1) 50% of the Maximum Plan Shares such calendar year and (2) 5,000,000 shares.

In order for the options and stock appreciation rights granted under the Plan to qualify for the exclusion for qualified performance-based compensation, and to permit the Administrator to grant other awards under the Plan that are intended to qualify for the exclusion, the Plan is being submitted to the stockholders for approval. A vote in favor of approving the Plan will be a vote approving all of the material terms and conditions of the Plan for purposes of the qualified performance-based compensation exception under Section 162(m) of the Code.

Withholding for Payment of Taxes

The Plan provides for the withholding and payment by a Participant of any payroll withholding taxes required by applicable law. The Plan permits a Participant to satisfy this requirement by having the company withhold from the Participant a number of shares of stock otherwise issuable under the award having a Fair Market Value equal to the amount of the applicable payroll and withholding taxes.

Changes in Capitalization and Similar Changes

In the event of any change in the number of outstanding shares of common stock by reason of any stock dividend, split, spin-off, recapitalization, merger, consolidation, combination, exchange of shares or otherwise, the Administrator in its discretion may make such adjustments and other substitutions to the Plan and awards under the Plan as it deems equitable or desirable in its sole discretion.

Changes in Control

The Plan provides that in the event of any Change in Control, as hereinafter defined, certain adjustments will be made to the terms of the awards made under the Plan.

The Plan provides that the following events constitute a “Change in Control”: (1) an acquisition by an individual, entity or group of beneficial ownership of 50% or more of the then outstanding shares of common stock of the company or the combined voting power of the then outstanding voting securities of the company; (2) within any period of twenty-four consecutive months, a change in the composition of the board such that the individuals who, immediately prior to such period, constituted the board cease to constitute at least a majority of the board; (3) the consummation by the company of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the company; or (4) the approval by the stockholders of the company of a complete liquidation or dissolution of the company.

Upon such a Change in Control:

•	Any stock options or stock appreciation rights outstanding as of the date such Change in Control not then exercisable and vested will become fully exercisable and vested;

•	Restrictions applicable to any outstanding stock award will lapse, and the stock relating to such award shall become free of all restrictions and become fully vested and transferable;

•	All outstanding repurchase rights of the company with respect to any outstanding awards will terminate;

•	Outstanding awards will be subject to any agreement of merger or reorganization that effects such Change in Control, which agreement will provide for:

•	The continuation of the outstanding awards by the company, if the company is a surviving corporation,

•	The assumption of the outstanding awards by the surviving corporation or its parent or subsidiary;

•	The substitution by the surviving corporation or its parent or subsidiary of equivalent awards for the outstanding awards; or

•	Settlement of each share of stock subject to an outstanding award for the Change in Control Price, as defined in the Plan.

In the absence of any agreement of merger or reorganization effecting such Change in Control, each share of stock subject to an outstanding award will be settled for the Change in Control Price or, if the per share exercise price equals or exceeds the Change in Control Price, the outstanding award will terminate and be canceled.

Amendment of the Plan and Agreements

The Plan may be amended by the board without the approval of stockholders except to the extent stockholder approval would be required by law, agreement or the rules of any stock exchange or market on which the combined company’s common stock is listed. The Administrator may amend the terms of any agreement related to an award provided that no such amendment may adversely affect the rights of holder of such award, without the consent of such holder.

Federal Income Tax Treatment

The following discussion summarizes certain U.S. federal income tax consequences of awards under the Plan based on the law as in effect on the date of this joint proxy statement/prospectus. The following discussion does not purport to cover federal employment taxes or other federal tax consequences that may be associated with awards, nor does it cover state, local or non-U.S. taxes.

Incentive Stock Options

Options granted under the Plan and intended to qualify as incentive stock options will be subject to the applicable provisions of the Code, including Section 422. If shares of common stock are issued to an optionee upon the exercise of an ISO, if no “disqualifying disposition” of the shares is made by the optionee within one year after the exercise of the ISO or within two years after the date the ISO was granted, and if the options otherwise satisfy all applicable requirements under the Code to qualify as ISOs, then (a) no income will be recognized by the optionee at the time of the grant of the ISO, (b) no income, for regular income tax purposes, will be realized by the optionee at the date of exercise, (c) upon sale of the shares of common stock acquired by exercise of the ISO, any amount realized in excess of the option price will be taxed to the optionee, for regular income tax purposes, as a capital gain (at varying rates depending upon the optionee’s holding period in the shares and income level) and any loss sustained will be a capital loss, and (d) no deduction will be allowed to the company for federal income tax purposes. If a “disqualifying disposition” of the shares is made, the optionee will realize taxable ordinary income in an amount equal to the excess of the Fair Market Value of the shares of common stock purchased at the time of exercise over the option price (the bargain purchase element) and the company will be entitled to a federal income tax deduction equal to that amount. The amount of any gain in excess of the bargain purchase element realized upon a “disqualifying disposition” will be taxable as capital gain at that time to the holder (at varying rates depending upon the holder’s holding period in the shares and income level), for which the company will not be entitled to a federal tax deduction. Upon exercise of an ISO, the optionee may be subject to alternative minimum tax.

Nonqualified Stock Options

With respect to NSOs granted to optionees under the Plan, in general (a) the optionee will realize no income at the time the NSO is granted, (b) at exercise, the optionee will realize ordinary income in an amount equal to the difference between the option price and the Fair Market Value of the shares on the date of exercise, and the company will receive a tax deduction for the same amount, and (c) on disposition, the holder will treat appreciation or depreciation after the date of exercise as capital gain or loss and taxed at varying rates depending upon the holder’s holding period in the shares and income level.

Restricted Stock Shares

Upon becoming entitled to receive shares at the end of the applicable restricted period without a forfeiture, the recipient will have ordinary income in an amount equal to the fair market value of the shares at that time. However, a recipient who so elects under Code Section 83(b) within 30 days after the date of the grant will have ordinary income on the date of the grant equal to the fair market value of the restricted stock shares as if the shares were unrestricted and could be sold immediately. If the shares subject to the election are subsequently forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes. Upon the sale of the shares after the forfeiture period has expired, the holding period to determine whether the recipient has long-term or short-term capital gain or loss will begin when the restricted period expires, and the tax basis will be equal to the Fair Market Value of the shares when the restricted period expires. However, if the recipient timely elects under Section 83(b) to be taxed as of the date of grant, the holding period will commence on the date of the grant and the tax basis will be equal to the Fair Market Value of the shares on the date of the grant as if the shares were then unrestricted and could be sold immediately. The company generally will be entitled to a deduction equal to the amount that is taxable as ordinary compensation income to the recipient.

Restricted Stock Units

A Participant who is awarded restricted stock units will not recognize income and the company will not be allowed a deduction at the time the award is made. When a Participant receives payment for restricted stock units in shares of common stock or cash, the Fair Market Value of the shares or the amount of the cash received will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to the company. However, if there is a substantial risk that any shares of common stock used to pay out earned restricted stock units will be forfeited (for example, because the compensation committee conditions those shares on the performance of future services), the taxable event will be deferred until the risk of forfeiture lapses. In this case, the Participant can elect to make an election under Section 83(b) of the Code as previously described. The company can take the deduction at the time the ordinary income is recognized by the participant.

Term of the Plan

No award can be granted under the Plan after the tenth anniversary of the Plan’s effective date.

Vote Required for Approval

Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of Point common stock represented and entitled to vote at the Point annual meeting is required to approve the Plan. The proposal to approve the Plan is a “non-discretionary” item, meaning that brokerage firms cannot vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, if you hold your shares in street name and fail to instruct your broker to vote your shares for the proposal, your shares will not be counted as votes cast for the proposal and will have the same effect as shares voted against this Point proposal 5.

Board Recommendation

The Point Board of Directors unanimously recommends voting “FOR” approval of the Plan.

POINT PROPOSAL 6

RATIFICATION OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2007

The Point board of directors appointed Ernst & Young LLP to examine the financial statements of Point for the 2007 fiscal year. This selection is being presented to Point’s stockholders for ratification at the annual meeting. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

In 2006, in addition to audit services, Ernst & Young LLP provided tax compliance services to Point. The audit committee has considered whether the provision of these additional services is compatible with maintaining the independence of Ernst & Young LLP. Point understands the need for Ernst & Young LLP to maintain objectivity and independence in its audit of Point’s financial statements. To minimize relationships that could appear to impair the objectivity of Ernst & Young LLP, the audit committee has restricted the non-audit services that Ernst & Young LLP may provide primarily to tax services and merger and acquisition due diligence and audit services. In addition, Point will obtain these non-audit services from Ernst & Young LLP only when the services offered by Ernst & Young LLP are more efficient and economic, taken as a whole, than services available from other service providers. The audit committee has selected Ernst & Young LLP as Point’s independent registered public accounting firm for the year ending December 31, 2007.

The aggregate fees billed for professional services by Ernst & Young LLP in 2006 and 2005 for these various services were:

Fee Category	Fiscal 2006	Fiscal 2005
Audit Fees	$203,000	$283,000
Audit-Related Fees	—	—
Tax Fees	16,000	16,000
All Other Fees	—	—

Total Fees	$219,000	$299,000

All of the Ernst & Young LLP fees for 2006 and 2005 shown above were pre-approved by the audit committee. The audit committee pre-approves all audit and other permitted non-audit services provided by the independent auditors. Pre-approval is generally provided for up to one year, is detailed as to the particular category of services and is subject to a monetary limit. The independent auditors and senior management periodically report to the audit committee the extent of services provided by the independent auditors in accordance with the pre-approval, and the fees for the services performed to date. The audit committee may also pre-approve particular services on a case-by-case basis.

Vote Required for Approval

Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of Point common stock represented and entitled to vote at the Point annual meeting is required to approve the ratification of the selection of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending December 31, 2007.

Board Recommendation

The Point Board of Directors recommends a vote “FOR” the ratification of Ernst & Young LLP as its independent registered public accounting firm for fiscal year 2007.

POINT PROPOSAL 7

GRANT OF DISCRETIONARY AUTHORITY TO THE POINT BOARD OF DIRECTORS TO ADJOURN OR POSTPONE THE ANNUAL MEETING TO A LATER DATE

At the annual meeting of Point stockholders, and any adjournment or postponement of the annual meeting, Point stockholders will be asked to consider and vote upon a proposal to grant discretionary authority to the Point board of directors to adjourn or postpone the annual meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals submitted herein.

If at the annual meeting, the number of shares of Point common stock present or represented and voting in favor of the proposals submitted herein is insufficient under Delaware law to approve such proposals, the Point board intends to move to adjourn the annual meeting in order to enable the board to solicit additional proxies in favor of the proposals. In that event, Point will ask its stockholders to vote only upon this Point proposal 7 and not Point proposals 1 through 6.

In this Point proposal 7, Point is asking Point stockholders to authorize the holder of any proxy solicited by the board to vote in favor of granting the discretionary authority to the Point board to adjourn or postpone the annual meeting, and any later adjournments, in order to enable the board to solicit additional proxies in favor of the proposals submitted herein. If the stockholders approve this Point proposal 7, the Point board could adjourn or postpone the annual meeting, and any adjourned session of the annual meeting, and use the additional time to solicit proxies from stockholders in favor of Point proposals 1 through 6, including soliciting proxies from stockholders who have previously voted “AGAINST” such proposals. Among other things, approval of this Point proposal 7 could mean that, even if proxies representing a sufficient number of votes “AGAINST” any of the submitted proposals have been submitted to defeat them, the Point board could adjourn the annual meeting without a vote on such proposals and during that period, seek to convince the holders of those shares to change their votes to votes in favor of such proposals.

The Point board believes that if the number of shares of its common stock present or represented at the annual meeting and voting in favor of the proposals submitted herein is insufficient to approve such proposals, it is in the best interests of Point stockholders to enable the Point board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of such proposals to bring about their approval.

Vote Required for Approval

Provided a quorum is present, the affirmative vote of the holders of a majority of the shares of Point common stock represented and entitled to vote at the Point annual meeting is required to grant discretionary authority to the Point board to adjourn or postpone the annual meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals submitted herein.

Board Recommendation

The Point Board of Directors recommends that stockholders vote “FOR” the grant of discretionary authority to the Point Board of Directors to adjourn or postpone the annual meeting.

ADDITIONAL DARA PROPOSALS

The following proposal is solely for the consideration of DARA stockholders at its special meeting and is not dependent upon the vote of the Point stockholders, as opposed to Proposal 1 relating to the merger, which requires approval of the stockholders of both Point and DARA.

DARA PROPOSAL 2

GRANT OF DISCRETIONARY AUTHORITY TO THE DARA BOARD OF DIRECTORS TO ADJOURN OR POSTPONE THE SPECIAL MEETING TO A LATER DATE

At the special meeting of DARA stockholders, and any adjournment or postponement of the special meeting, DARA stockholders will be asked to consider and vote upon a proposal to grant discretionary authority to the DARA board of directors to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals submitted herein.

If at DARA’s special meeting the number of shares of DARA stock present or represented and voting in favor of Proposal 1 submitted herein is insufficient under Delaware law to approve such proposal, the DARA board intends to move to adjourn the special meeting in order to enable the board to solicit additional proxies in favor of such proposal. In that event, DARA will ask its stockholders to vote only upon this DARA proposal 2 and not Proposal 1.

In this DARA proposal 2, DARA is asking DARA stockholders to authorize the holder of any proxy solicited by the board to vote in favor of granting the discretionary authority to the DARA board to adjourn or postpone the special meeting, and any later adjournments, in order to enable the board to solicit additional proxies in favor of Proposal 1. If the stockholders approve this DARA proposal 2, the DARA board could adjourn or postpone the special meeting, and any adjourned session of the special meeting, and use the additional time to solicit proxies from stockholders in favor of Proposal 1, including soliciting proxies from stockholders who have previously voted “AGAINST” such proposal. Among other things, approval of this DARA proposal 2 could mean that, even if proxies representing a sufficient number of votes “AGAINST” the Proposal 1 have been submitted to defeat it, the board could adjourn the special meeting without a vote on such proposal and during that period, seek to convince the holders of those shares to change their votes to votes in favor of such proposal.

The DARA board believes that if the number of shares of its common stock and preferred stock present or represented at the special meeting and voting in favor of Proposal 1 submitted herein is insufficient to approve such proposal, it is in the best interests of DARA stockholders to enable the DARA board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of such proposal to bring about its approval.

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares of DARA common stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock represented and entitled to vote at the DARA special meeting, voting together as a single class, is required to grant discretionary authority to the DARA board to adjourn or postpone the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals submitted herein.

Board Recommendation

The DARA Board of Directors recommends that stockholders vote “FOR” the grant of discretionary authority to the DARA Board of Directors to adjourn or postpone the special meeting.

COMPARISON OF STOCKHOLDER RIGHTS

DARA and Point are each incorporated under the laws of the State of Delaware. If the merger is completed, DARA’s stockholders, whose rights are currently governed by the DGCL, the certificate of incorporation of DARA, and the by-laws of DARA, will become stockholders of Point, and their rights as such will be governed by the DGCL, the certificate of incorporation of Point, and the by-laws of Point. The material differences between the rights of holders of DARA’s capital stock and the rights of holders of Point’s capital stock, resulting from the differences in their governing documents, are summarized below. Upon completion of the merger, Point will, subject to stockholder approval, change its name to DARA BioSciences, Inc. and DARA will change its name to DARA Pharmaceuticals, Inc.

The following summary does not purport to be a complete statement of the rights of holders of Point’s capital stock under applicable Delaware law, the certificate of incorporation of Point and the by-laws of Point or the rights of the holders of DARA’s capital stock under applicable Delaware law, the certificate of incorporation of DARA and the by-laws of DARA, or a complete description of the specific provisions referred to in the summary. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL and the governing corporate instruments of DARA and Point. You are urged to read those documents carefully in their entirety. Copies of the applicable governing corporate instruments of Point and DARA are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “WHERE YOU CAN FIND MORE INFORMATION.”

Summary of Material Differences Between the Rights of

DARA Stockholders and Point Stockholders

	DARA BioSciences, Inc.	Point Therapeutics, Inc.
Authorized Capital Stock:	65,000,000 shares of capital stock, consisting of (1) 40,000,000 shares of common stock, par value $0.001 per share, and (2) 25,000,000 shares of preferred stock, par value $0.001 per share, of which 5,000,000 shares are designated as Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred”), and of which 8,500,000 are designated as Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred”).	76,000,000 shares of capital stock, consisting of (1) 75,000,000 shares of common stock, par value $0.01 per share, and (2) 1,000,000 shares of preferred stock, par value $0.01 per share.

Voting Power of Capital Stock:	Each share of common stock is entitled to one vote per share. Each share of Series A Preferred is entitled to one vote for each share of common stock into which it is convertible. Each share of Series B Preferred is entitled to one vote for each share of common stock into which it is convertible. The holders	Each share of common stock is entitled to one vote per share.

	DARA BioSciences, Inc.	Point Therapeutics, Inc.
of the shares of common stock and preferred stock vote together as a single class on all matters submitted to stockholders for a vote.

Board of Directors:	DARA’s by-laws provide that the number of directors is determined by resolution of board of directors or by stockholders at the annual meeting or at any special meeting of the stockholders. Currently, the number of directors is six.	Point’s by-laws provide that the number of directors is determined by resolution of the stockholders or the board of directors, but in no event shall be less than one. The number of directors may be decreased at any time either by the stockholders or by a majority of the directors then in office, but only to eliminate vacancies existing by reason of the death, resignation, removal or expiration of the term of one or more directors. Currently, the number of directors is six.

Calling of Special Meetings of Stockholders:	DARA’s by-laws provide that subject to the rights of the holders of any class or series of preferred stock, special meetings of the stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of directors authorized. Special meetings of the stockholders may be held at such place within or without the State of Delaware as stated in a resolution by the board of directors.	Point’s by-laws provide that special meetings of stockholders may be called at any time by the President or by the board of directors.

Series A Preferred:	In the event of voluntary or involuntary dissolution or winding up of DARA, the holders of shares of Series A Preferred are entitled to be paid before any holders of common stock, an amount equal to $1.00 per share, subject to equitable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares. A merger or consolidation of DARA (other than one in which the holders of the capital stock of DARA immediately prior to the merger continue to hold, directly or indirectly, more than 50% of the	Point’s certificate of incorporation provides that preferred stock may be issued upon resolutions adopted by the board of directors of Point. The resolutions providing for issuance of any series of preferred stock may provide that such series will be superior or rank equally or be junior to the preferred stock of any other series to the extent permitted by law. Except as otherwise provided in the certificate of incorporation, no vote of the holders of preferred stock or common stock is a prerequisite to the designation or issuance of any shares of any series of preferred stock.

	DARA BioSciences, Inc.	Point Therapeutics, Inc.
voting power of the capital stock of the surviving corporation), or the sale of all or substantially all of the assets of DARA, is deemed to be a liquidation, dissolution or winding up, unless the holders of at least a majority of the outstanding shares of the Series A Preferred elect otherwise. This provision does not apply to the merger of DARA with or into a wholly-owned subsidiary that is incorporated in the United States of America. The Series A Preferred is convertible into common stock at the option of the holder thereof at a ratio that is currently 1:1, but subject to adjustment as provided in the certificate of incorporation. In addition, immediately upon the first to occur of (1) the closing of an underwritten, firm commitment public offering of shares of the capital stock of DARA pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (2) upon the written consent of holders of a majority of the outstanding shares of the Series A Preferred that all shares of Series A Preferred will be automatically converted, then all outstanding shares of the Series A Preferred will be automatically converted into the number of shares of common stock into which such shares of the Series A Preferred are then convertible without any further action by the holders of such shares. DARA must give notice to the holders of Series A Preferred in the event of any consolidation or merger into and with another corporation.

Series B Preferred:	In the event of liquidation or winding up of DARA, the holders of shares of Series B Preferred are entitled to be paid out of the assets of DARA available for distribution	Point’s certificate of incorporation provides that preferred stock may be issued upon resolutions adopted by the board of directors of Point. The resolutions providing for issuance of

DARA BioSciences, Inc.	Point Therapeutics, Inc.
to its stockholders, at the same time pari passu with the holders of the Series A Preferred and before any payment is made to the holders of DARA common stock, an amount equal to $3.00 per share, subject to equitable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares. A merger or consolidation of the corporation into or with another corporation (other than one in which the holders of the capital stock of DARA immediately prior to the merger or consolidation continue to hold, directly or indirectly, more than 50% of the voting power of the capital stock of the surviving corporation), or the sale of all or substantially all the assets of DARA, will be deemed to be a liquidation, dissolution, or winding up, unless the holders of at least a majority of the outstanding shares of preferred stock, voting together as a single class, elects otherwise. This provision will not apply to a merger of DARA with or into a wholly-owned subsidiary of DARA that is incorporated in the United States of America. The Series B Preferred is convertible into common stock at the option of the holder thereof at a ratio that is currently 1:1, but subject to adjustment as provided in the certificate of incorporation. In addition, immediately upon the first to occur of (1) the closing of an underwritten, firm commitment public offering of shares of the capital stock of DARA pursuant to an effective registration statement under the Securities of 1933, or (2) upon the written consent of holders of a majority of the outstanding shares of the preferred stock that	any series of preferred stock may provide that such series will be superior or rank equally or be junior to the preferred stock of any other series to the extent permitted by law. Except as otherwise provided in the certificate of incorporation, no vote of the holders of preferred stock or common stock is a prerequisite to the designation or issuance of any shares of any series of preferred stock.

	DARA BioSciences, Inc.	Point Therapeutics, Inc.
all shares of the preferred stock will be automatically converted, then all outstanding shares of the Series B Preferred will be automatically converted into the number of shares of common stock into which such shares of the Series B Preferred are then convertible without any further action by the holders of such shares. DARA must give notice to the holders of Series B Preferred in the event of any consolidation or merger of DARA into and with another corporation.

Board of Director Meetings:

A majority of the directors will constitute a quorum. If a quorum fails to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Regular meetings may be held without notice and the board of directors will determine the location, date and time of the regular meetings.

Special meetings may be called by the chairman of the board of directors, if any, the president, the treasurer, the secretary or one or more of the directors then in office and will be held at such place, date, and time as they or he or she determines. Notice of the special meeting must be given to each director by mailing written notice not less than three (3) days before the meeting or orally, by telegraph, telex, cable or telecopy given not less than twenty-four (24) hours before the meeting. Unless indicated in the notice, any and all business may be transacted at a special meeting.

Point’s by-laws provide that a majority of directors will constitute a quorum. In the event one or more of the directors are disqualified to vote at any meeting, then the required quorum will be reduced by one for each such director that is disqualified; provided, however, that in no case will less than one-third (1/3) of the number so fixed constitute a quorum. In the absence of a quorum at any meeting, a majority of the directors present may adjourn the meeting without further notice other than an announcement at the meeting, until a quorum is present.

Regular meetings of the board of directors may be held without notice at such time and place, within or without the State of Delaware, as determined by the board of directors; provided that any director who is absent when such determination is made will be given notice of the determination.

Special meetings of the board of directors may be held at any time and place, within or without the State of Delaware, designated in a call by the chairman of the board, president, two or more directors, or by one director in the event that there is only a single director in office. Notice of any special

	DARA BioSciences, Inc.	Point Therapeutics, Inc.
meeting must be given to each director by the secretary, officer or one of the directors calling the meeting. Notice is given (1) by giving notice to such director in person or by telephone at least 48 hours in advance of the meeting, (2) by sending a telegram or telex, or delivering written notice by hand, to his last known business or home address at least 48 hours in advance of the meeting, or (3) by mailing written notice to his last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of the board of directors need not specify the purposes of the meeting.

Indemnification of Certain Persons:

DARA’s certificate of incorporation provides that to the fullest extent permitted by Section 145 of the DGCL, DARA will indemnify and advance expenses to, (1) its directors and officers, and (2) any person which at the request of DARA is or was serving as a director, officer, employee or agent. DARA’s board of directors may provide indemnification or advance expenses to its employees and agents or other persons only on such terms and conditions and to the extent determined by the board of directors in its sole and absolute discretion. No director will be personally liable to DARA or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exemption from liability or limitation thereof is not permitted under the DGCL. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by Delaware law.

DARA’s by-laws generally provide that DARA will

Point’s certificate of incorporation provides that, except to the extent that the DGCL prohibits the elimination or limitation of liability for directors for breaches of fiduciary duty, no Point director will be personally liable to Point or its stockholders for monetary damages for any breach of fiduciary duty as a director. Point will indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than action by or in the right of the corporation), by reason of the fact that he is or was, or has agreed to become, a director or officer of Point, or is or was serving, or has agreed to serve, at the request of Point, as a director, officer or trustee, or in a similar capacity, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he

	DARA BioSciences, Inc.	Point Therapeutics, Inc.
	indemnify, to the extent authorized by law, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was or has agreed to become a director or officer of the corporation, or is or was serving at the request of DARA. The indemnification is subject to the presumption that such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of DARA, and with respect to any criminal motion or proceeding, such person had no reasonable cause to believe the conduct was unlawful. Unless ordered by the court, the determination of whether a person met the applicable standard of conduct is determined by: (1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, or (2) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the Corporation.	reasonably believed to be in, or not opposed to, the best interests of Point, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Point will not indemnify an indemnitee against any action initiated by the indemnitee unless the initiation was approved by the board of directors of Point. The indemnnitee must notify Point in writing as soon as practicable of any action, suit, proceeding or investigation involving him for which indemnity will or could be sought. The applicable standard of conduct will be determined by: (1) a majority vote of a quorum of the directors of the corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question, (2) if no such quorum is obtainable, a majority vote of a committee of two or more disinterested directors, (3) a majority vote of a quorum of the outstanding shares of stock of all classes entitled to vote for directors, voting as a single class, which quorum will consist of stockholders who are not at that time parties to action, suit or proceeding in question, (4) independent legal counsel (who may be regular legal counsel to the corporation), or (5) a court of competent jurisdiction.

Amendment of By-laws:	DARA’s by-laws may be amended, added to, rescinded or repealed by the stockholders or the board of directors at any meeting of the stockholders or of the board of directors, provided notice of the proposed change was given in the notice of the meeting or, in the case of a meeting of the board of directors, in a notice given not less than two (2) days prior to the meeting.	Point’s by-laws may be altered, amended or repealed or new by-laws may be adopted by either (1) the affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present or (2) the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at any regular

	DARA BioSciences, Inc.	Point Therapeutics, Inc.
meeting of stockholders, or at any special meeting of stockholders, provided that notice of such alteration, amendment, repeal or adoption of new by-laws has been stated in the notice of such special meeting.

Dividends:

Common: Holders of common stock will be entitled to receive dividends or other distributions when and if declared by the board of directors in its sole discretion.

Series A Preferred: The holders of Shares of Series A Preferred are entitled to participate with the holders of common stock in any dividends paid or set aside for payment on an “as converted” basis (subject to equitable adjustment in the event of any stock dividend, stock split, combination, recapitalization, reclassification, or other similar event affecting such shares). Such dividends will be paid only when and if declared by the board of directors and will be non-cumulative.

Series B Preferred: The holders of shares of Series B Preferred are entitled to participate with the holders of Series A Preferred and holders of shares of common stock in any dividends paid or set aside for payment on an “as converted” basis (subject to equitable adjustment in the event of any stock dividend, stock split, combination, recapitalization, reclassification, or other similar event affecting such shares). Such dividends will be paid only when and if declared by the board of directors and will be non-cumulative.

Common: Point’s certificate of incorporation provides that holders of common stock will be entitled to receive dividends as and when determined by the board of directors subject to any preferential dividend rights of any then outstanding preferred stock.

Preferred: No dividends unless declared.

FUTURE STOCKHOLDER PROPOSALS

To have a proposal intended to be presented at the combined company’s next annual meeting of stockholders be considered for inclusion in the proxy statement and form of proxy relating to that meeting, a stockholder must deliver written notice of such proposal in writing to the Secretary of Point or the combined company, as applicable, in a reasonable time before the combined company begins to print and send its proxy materials. Such proposal must also comply with the requirements as to form and substance established by the Securities and Exchange Commission for such a proposal to be included in the proxy statement.

Additionally, under applicable Securities and Exchange Commission rules, the persons named in the proxy statement and form of proxy for the next annual meeting of stockholders would have discretionary authority to vote on any such untimely nomination or proposal.

MATERIAL CONTRACTS

Voting Agreements

In connection with the execution of the merger agreement, the Point directors and officers, entered into voting agreements with Point and DARA under which they agreed, subject to certain limited exceptions, to vote all of their shares of Point common stock in favor of the issuance of Point common stock in the merger, the reverse stock split, the corporate name change and any other actions contemplated by the merger agreement. Collectively, the parties to these voting agreements own Point shares representing approximately 2.2% of the shares entitled to vote at the special meeting.

Pursuant to these voting agreements, Messrs. Barberich, Benjamin, Claflin, Duffy, Jones, Kiepert, Pickering, Roble and Small also agreed not to sell or transfer any outstanding shares of Point owned by them, from the date of the voting agreements through the completion of the merger, except to a person who is a party to an agreement with DARA and Point in the form of the voting agreement. Each of Messrs. Barberich, Benjamin, Claflin, Duffy, Jones, Kiepert, Pickering, Roble and Small further agreed that he would not offer, sell or otherwise transfer or dispose of any shares of Point common stock for a period of six months following the closing date of the merger and an additional six months thereafter, provided that, during such second six-month period, the transfer restrictions do not apply to an aggregate amount of Point common stock that does not exceed the volume limitations of Rule 144 promulgated under the Securities Act in any three-month period.

In addition, in connection with the execution of the merger agreement, the DARA directors and officers, entered into voting agreements with Point and DARA under which they agreed, subject to certain limited exceptions, to vote all of their DARA shares in favor of the merger and the merger agreement and any other actions contemplated by the merger agreement. Collectively, the parties to these voting agreements own DARA shares representing approximately 20.4% of the shares entitled to vote at the special meeting.

Pursuant to these voting agreements, Messrs. D’Alonzo, Didsbury, Eichler, Franco, Gorlin, Jordan, McWhorter and Thomas also agreed not to sell or transfer any DARA shares owned by them, from the date of the voting agreements through the completion of the merger, except to a person who is a party to an agreement with DARA and Point in the form of the voting agreement. Each of Messrs. D’Alonzo, Didsbury, Eichler, Franco, Gorlin, Jordan, McWhorter and Thomas further agreed that he would not offer, sell or otherwise transfer or dispose of any shares of Point common stock or any security convertible into shares of Point common stock for a period of six months following the closing date of the merger and an additional six months thereafter, provided that, during such second six-month period, the transfer restrictions do not apply to an aggregate amount of Point common stock that does not exceed the volume limitations of Rule 144 promulgated under the Securities Act in any three-month period.

Loan and Security Agreement

On October 9, 2007, Point entered into a loan and security agreement (the “Loan Agreement”) with DARA. The Loan Agreement provides for a loan facility under which Point may request cash advances from DARA, in a total aggregate amount of up to $400,000, to be used to pay for professional and other fees and expenses and other transaction costs incurred by Point in connection with the proposed merger.

The Loan Agreement provides that Point’s debt obligation under the Loan Agreement will be forgiven in its entirety (1) upon the consummation of the merger, (2) if the merger agreement is terminated because the required approval of DARA stockholders is not received, (3) if Point terminates the merger agreement due to a Terminating DARA Breach (as such term is defined in the merger agreement) or the occurrence of a material adverse effect on DARA or (4) if DARA terminated the merger agreement for a reason expressly disclosed to it by Point in the disclosure schedules to the merger agreement. If the merger is not consummated, the Loan Agreement requires Point to repay the full amounts actually borrowed on the earlier of (1) the commencement of bankruptcy proceedings by Point, (2) termination of the merger agreement, other than as a result of DARA’s failure to fulfill its obligations thereunder, or (3) March 31, 2008 or such later date as DARA and Point mutually agree. Borrowings bear interest at an annual rate of 5%. All of Point’s assets are pledged as collateral for any borrowings under the Loan Agreement. The Loan Agreement contains various affirmative and negative covenants, including prohibitions on sales of assets and certain other corporate transactions.

A copy of the Loan Agreement is included as Appendix C to this joint proxy statement/prospectus.

LEGAL MATTERS

The validity of the Point common stock being offered by this joint proxy statement/prospectus will be passed upon for Point by Ropes & Gray, LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Point’s consolidated financial statements at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 and the period from September 3, 1996 (date of inception) through December 31, 2007, as set forth in their report thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about Point’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein. Point has included its financial statements in this joint proxy statement/prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of DARA at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MISCELLANEOUS

No person has been authorized to give any information or make any representation on behalf of Point or DARA not contained in this joint proxy statement/prospectus, and if given or made, such information or representation must not be relied upon as having been authorized. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus and, with respect to material incorporated into this document by reference, the dates of such referenced material.

If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

INFORMATION RELATED TO POINT

Business of Point

Point, incorporated in Delaware in 1993, is a biopharmaceutical company which has developed a family of dipeptidyl peptidase inhibitors for oncology and type 2 diabetes.

Point has studied its lead product candidate, talabostat, in a number of human clinical trials as a potential therapy in late-stage cancers. Recent interim clinical results caused Point’s Independent Data Monitoring Committee to recommend stopping Point’s most advanced clinical trials, its two Phase 3 talabostat studies as a potential treatment for patients in advanced non-small cell lung cancer. Subsequently, the talabostat clinical development program was put on clinical hold by the U.S. Food and Drug Administration. Point has also studied talabostat in several Phase 2 trials, including as a single-agent in metastatic melanoma, in combination with cisplatin in metastatic melanoma, in combination with rituximab in advanced chronic lymphocytic leukemia and in combination with gemcitabine in Stage IV pancreatic cancer as well as in combination with docetaxel in non-small cell lung cancer.

Due to cash limitations, Point is not currently funding any internal research or clinical operations.

Intellectual Property

Protection of Point’s compounds and technology owned or licensed by Point is essential to its business. Point’s policy is to protect its technology by, among other things, filing or causing to be filed on Point’s behalf, patent applications for technology relating to the development of its business.

In May 1997, Point’s wholly owned subsidiary, Point Therapeutics Massachusetts, Inc. (“Point Massachusetts”), entered into a license agreement with Tufts University School of Medicine (“Tufts”). Under the Tufts license agreement, Point has been granted exclusive, worldwide rights to a boroproline family of small molecule compounds, including talabostat. This boroproline family includes all compounds of the structure “X-Boro-Pro” where “X” is any amino acid, “Boro” is boronic acid and “Pro” is the amino acid proline. In return, Point Massachusetts paid Tufts a non-refundable license fee and issued to Tufts and its designees a total of 372,292 and 5,002 shares of its common stock in 1997 and 1999, respectively. In addition, Point is required to pay Tufts a minimum annual payment of $20,000; a total of $300,000 in potential clinical-based milestone payments; royalties on net sales of products covered by the license; and a percentage of milestone payments received by Point from any sublicensor of the Tufts patents or technology. To date, Point has paid a total of $782,500 in licensing and milestone payments to Tufts. Point also is required to pay for patent prosecution and maintenance. Point has the right, but not the obligation, to pursue infringers at its own expense. If Point decided to abandon any patent or patent application, then Tufts has the right to assume its related obligations, and that patent or patent application would be withdrawn from the license agreement. The Tufts license agreement remains in effect until the later of the date of the last-to-expire patents, or 15 years from the date of initial commercial sale of a licensed product. Tufts also has the right to terminate the license if no licensed product is sold in the United States by May 2011.

The license from Tufts includes nine issued U.S. patents, two pending U.S. patent applications and corresponding foreign patents or patent applications in major commercial markets, including North America, Europe, and Japan. Among these are composition of matter patents or patent applications covering Point’s talabostat stereoisomer which will expire in 2011 (without giving effect to any possible extensions based on regulatory review periods which could increase the patent terms).

Additionally, Point owns thirteen issued U.S. patents, seventeen pending U.S. patent applications and corresponding foreign patents or patent applications in the major commercial markets, including North America, Europe and Japan. Among these are patents or patent applications relating to treatment of cancer using talabostat as a single agent or combinations of talabostat with other anti-tumor agents, treatment of hematopoietic disorders, and treatment of infectious diseases in combination with antigens, all expiring in 2018 or after as well as patents and patent applications covering Point’s cyclic compositions which will expire in 2019 (without giving effect to any possible extensions based on regulatory review periods which could increase the patent terms).

Point also relies on unpatented trade secrets and proprietary know-how. However, trade secrets are difficult to protect. Point enters into confidentiality agreements with its employees, consultants and collaborators. In addition, Point believes that certain technologies utilized in its research and development programs are in the public domain. Accordingly, Point does not believe that patent or other protection is available for these technologies.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals and in Point’s ongoing research and development activities. Pharmaceutical drugs are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and in some cases state, statutes and regulations also govern or impact upon the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Further, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Any products Point manufactures or distributes under FDA approvals would be subject to close scrutiny and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practice regulations, which impose procedural and documentation requirements upon Point and any third party manufacturers Point utilizes.

Point is also subject to numerous other federal, state, local and foreign laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Point may incur significant costs to comply with such laws and regulations now or in the future. In addition, Point cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Point’s competitors include, among others, major pharmaceutical companies, specialized biotechnology companies, and universities and other research institutions. In the treatment of cancer, because talabostat could be used in combination with a range of chemotherapies and monoclonal antibodies, Point believes that its principal competitors would include not only those marketing products or technologies that could be used in combination with existing chemotherapies and monoclonal antibodies, but also those marketing products or technologies competing with the underlying chemotherapies and monoclonal antibodies with which talabostat would be combined. Point could also have a number of direct competitors in the treatment of hematopoieitic disorders.

Properties

On July 26, 2007, Point reached an agreement with its landlord, KNH Realty Trust (“KNH”) to terminate the lease for its corporate offices at 155 Federal Street in Boston, Massachusetts (the “Termination Agreement”) effective July 31, 2007. The Termination Agreement provided for a one time payment of approximately $333,000 by the Company to KNH in consideration of releasing Point from all of its obligations under its lease, dated as of March 16, 2005, the term of which otherwise ran until July 1, 2010. The one-time payment was made by Point in the third quarter of 2007. In addition, Point agreed to transfer ownership of all of its furniture, office equipment and leasehold improvements to KNH, all of which were deemed to be impaired at June 30, 2007. On July 31, 2007, Point relocated its corporate offices to a substantially smaller temporary location at 70 Walnut Street in Wellesley Hills, Massachusetts.

Former Business of Point

Point is a successor of a merger between Point Therapeutics, Inc., a privately held Massachusetts corporation, and HMSR Inc., a publicly-traded Delaware corporation (“HMSR”) consummated as of March 15, 2002. Point Massachusetts was incorporated in September 1996 as a biopharmaceutical company to develop small molecule drugs. HMSR was incorporated in December 1993 and from 1994 to May 2001 operated under the name HemaSure Inc.

Employees

As of December 14, 2007, Point had two employees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the “Selected Financial Data” and Point’s Consolidated Financial Statements and related Notes included elsewhere in this joint proxy statement/prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations that follows contains forward-looking statements based on current management expectations. Meaningful factors that could cause future results to differ materially from such expectations include, without limitation, the following: (i) Point’s ability to raise sufficient additional capital to support its current and projected business operations, (ii) Point’s ability to maintain a Nasdaq Capital Market listing which provides liquidity for its stockholders (iii) scientific data collected on Point’s technologies currently in preclinical research and development, (iv) decisions made by the FDA or other regulatory bodies with respect to the initiation or continuation of human clinical trials, (v) decisions made by the FDA or other regulatory bodies with respect to approval and to the commercial sale of any of Point’s proposed products, (vi) the commercial acceptance of any products approved for sale and the ability of Point to manufacture, distribute and sell for a profit any products approved for sale, (vii) Point’s ability to obtain the necessary patents and proprietary rights to effectively protect Point’s proposed products and technologies, and (viii) the outcome of any collaborations or alliances to be entered into by Point in the future with pharmaceutical or other biotechnology companies.

Overview

Point is a biopharmaceutical company which has studied its lead product candidate, talabostat, in a number of human clinical trials in late-stage cancers. May 2007 interim clinical results caused Point’s Independent Data Monitoring Committee to recommend stopping Point’s most advanced clinical trials, two Phase 3 talabostat studies for patients in advanced non-small cell lung cancer. Subsequently, the talabostat clinical development program was put on clinical hold by the U.S. Food and Drug Administration (“FDA”). Point has also studied talabostat in several Phase 2 trials, including as a single-agent and in combination with cisplatin in metastatic melanoma, in combination with rituximab in advanced chronic lymphocytic leukemia, and in combination with gemcitabine in Stage IV pancreatic cancer. Due to cash limitations, Point is not currently funding any internal research or clinical operations.

To date, Point has generated no revenues from product sales and has primarily depended upon equity financings, interest earned on invested funds, and collaboration payments received from pharmaceutical companies and government agencies to provide the working capital required to pursue its intended business activities. Point had a net accumulated deficit of approximately $102,705,000 as of September 30, 2007. The accumulated deficit has resulted principally from Point’s efforts to develop drug candidates and the associated administrative costs required to support these efforts.

Effective July 25, 2007, Point terminated all but two of its employees. Point is utilizing some of its recently terminated executives as part of a more variable-cost consulting team to assist Point in completing the merger with DARA. In addition, on July 31, 2007, Point terminated its lease at 155 Federal Street in Boston, Massachusetts and moved to a substantially smaller temporary location. Point may be unable to successfully complete the merger with DARA or to locate another buyer or partner for the purposes of effecting another strategic transaction if the merger fails. Although Point currently retains control over its intellectual property portfolio, Point cannot make any assurances that these assets have or will continue to have any value. This uncertainty as to the value of Point’s intellectual property portfolio and other assets may prevent Point from locating another buyer or partner for the purposes of effecting another strategic transaction if the merger with DARA fails.

If Point fails to complete the merger with DARA and if no other strategic transaction can be completed, Point will likely file for federal bankruptcy protection under Chapter 11 of the Bankruptcy Code. In the event that Point does file for Chapter 11 protection, Point will most likely not be able to raise any type of funding from any source. Upon filing for Chapter 11 protection, Point would not meet the minimum standards required for remaining listed on the NASDAQ Capital Market. If Point is delisted, Point’s common stock would no longer be tradable on the NASDAQ Capital Market.

Point’s principal executive office is located at 70 Walnut Street, Wellesley Hills, Massachusetts, 02481 and its telephone number is (781) 239-7502. Point’s common stock currently trades on the NASDAQ Capital Market under the symbol “POTP”. Point’s website is www.pther.com.

Critical Accounting Policies and Significant Judgments and Estimates

Critical Accounting Policies

Point’s management’s discussion and analysis of its financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires Point to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, Point evaluates its estimates and judgments, including those related to revenue recognition, clinical trial expenses, lease agreements and significant judgments and estimates. Point bases its estimates on historical experience and on various other factors that are believed to be appropriate under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While Point’s significant accounting policies are more fully described in note 2 to its consolidated financial statements included in this joint proxy statement/prospectus, Point believes the following accounting policies are most critical to aid in fully understanding and evaluating its reported financial results.

Revenue Recognition. Revenue is deemed earned when all of the following have occurred: there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured, all of Point’s obligations relating to the revenue have been met and the earning process is complete; the monies received or receivable are not refundable, irrespective of research results; and there are neither future obligations nor future milestones to be met by Point with respect to such revenue incurred.

Revenues from corporate collaborations and government grants are earned based upon research expenses incurred and milestones achieved. Non-refundable license fees upon initiation of contracts are deferred and amortized over the period which we are obligated to participate on a continuing and substantial basis in the research and development activities outlined in each contract. Amounts received in advance of reimbursable expenses are recorded as deferred revenue until the related expenses are incurred. Milestone payments are recognized as revenue in the period in which the parties agree that the milestone has been achieved.

Royalty revenue is recognized upon the sale of the related products, provided the royalty amounts are fixed or determinable and collection of the related receivable is reasonably assured.

For the three and nine month periods ended September 30, 2007, Point did not recognize any revenue. For the year ended December 31, 2006, Point recognized revenue totaling $439,000 relating to its $600,000 Orphan Drug Grant. For the year ended December 31, 2005, Point recognized revenue totaling $161,000 relating to the Grant. For the year ended December 31, 2004, Point did not recognize any revenue.

Clinical Trial Expenses. Point records the estimated cost of patient recruitment and related supporting functions for its clinical trial as patients are enrolled in the trial. Point records the costs for the trials based on a percentage of completion basis. In the past, Point’s estimates have been materially accurate with the actual billings received. These costs consist primarily of payments made to the outside clinical management organizations, clinical centers, investigators, testing facilities and patients for participating in Point’s clinical trial. As actual or expected costs become known, they may differ from estimated costs previously accrued for and this clinical trial accrual or prepaid would be adjusted accordingly. At September 30, 2007, Point had no prepaid and deposit balances related to clinical trials. At September 30, 2007, there was $36,000 of accrued expenses related to clinical trials. Clinical trial expenses were $0 and $2,493,000 for the three month periods ended September 30, 2007 and 2006, respectively and $2,377,000 and $7,797,000 for the nine month periods ended September 30, 2007 and 2006, respectively. At December 31, 2006, prepaid and deposit balances related to clinical trials were approximately $2 million resulting from payments made in connection with Point’s two Phase 3 clinical trials in NSCLC. At December 31, 2006, accrued expenses related to clinical trials were approximately $1,501,000 related primarily to Point’s ongoing Phase 3 clinical trials. Clinical trial expenses were $10,183,000, $5,459,000 and $4,065,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Stock-based Compensation. Effective January 1, 2006, Point adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment—An Amendment of FASB Statements No. 123 and 95, or SFAS No. 123R. SFAS No. 123R requires companies to measure compensation cost for all share-based awards at fair value on grant date and recognize it as expense ratably over the requisite service period of the award. Point uses the Black-Scholes option pricing model to calculate the fair value of share-based awards on the grant date. This option pricing model requires the input of highly subjective assumptions, including the term during which the awards are expected to be outstanding and the price volatility of the underlying stock. In addition, SFAS No. 123R requires forfeitures, which represent only the unvested portion of a surrendered award, to be estimated at the time of the grant and revised, if necessary, in subsequent periods.

Lease Agreement. Lease costs are recorded using the straight-line method over the respective lease terms, including option renewal periods if renewal of the lease is probable.

On March 16, 2005, Point entered into a lease agreement with KNH Realty Trust, initially for approximately 15,000 square feet of office space at 155 Federal Street, Boston, MA. The lease term began on July 9, 2005 and would expire on July 8, 2010 with the option for an extension in time as well as an option to lease additional space which will be negotiated at a later date. In accordance with the lease agreement, Point was granted a rent holiday from July 9, 2005 through December 23, 2005. Point recorded on expense related to the lease evenly over the initial term of the lease and as a result, had a liability at December 31, 2006 for the rent expense for the term of the rent holiday of approximately $132,000 which will be reduced as Point made payments over the remainder of the lease term. On July 26, 2007, Point reached an agreement with KNH to terminate the lease effective July 31, 2007. The Termination Agreement provided for a one time payment of approximately $333,000 by the Company to KNH in consideration of releasing Point from all of its obligations under its lease. The one-time payment was made by Point in the third quarter of 2007.

Significant Judgments and Estimates. The preparation of Point’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires that Point make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at its balance sheet date. Such estimates include the carrying value of property and equipment and the value of certain liabilities. Actual results may differ from such estimates.

Results of Operations

Nine Months Ended September 30, 2007 and 2006

Revenue

For the three and nine month periods ended September 30, 2007, Point did not recognize any revenue.

For the three month period ended September 30, 2006, Point recognized $220,000 in revenue. For the nine month period ended September 30, 2006, Point recognized revenue totaling $359,000 relating to the $600,000 Orphan Drug Grant (the “Grant”) from the FDA to partially fund Point’s Phase 2 CLL clinical trial. No future amounts are anticipated to be received under the Grant.

Operating Expenses

Research and Development

During the three and nine month periods ending September 30, 2007 and 2006, almost all of Point’s research and development efforts were focused on the preclinical and clinical development of talabostat for the treatment of solid tumors and hematologic malignancies. In addition, during the nine month period ending September 30, 2007, Point incurred costs associated with an interim analysis of its two Phase 3 studies and termination costs related to headcount reductions.

On May 21, 2007, Point announced that the FDA had placed the clinical program for talabostat on clinical hold as a result of the interim analyses of Point’s two Phase 3 talabostat studies as a potential treatment for patients with advanced non-small cell lung cancer (NSCLC). Point’s Independent Data Monitoring Committee recommended stopping both studies due to the primary endpoint of median progression-free survival (PFS) or the secondary endpoint of overall survival demonstrated no statistical improvement over the respective placebo groups. In addition, in the talabostat combination trial with docetaxal (Taxotere®: sanofi-aventis), the talabostat arm of the study demonstrated significantly lower overall survival than the placebo arm. Subsequent to Point informing the FDA of the interim results, the FDA put Point’s talabostat clinical program on hold.

Research and development expenses decreased 94.4% to $375,000 for the three month period ended September 30, 2007 from $6,731,000 for the three month period ended September 30, 2006. Research and development expenses decreased 69.3% to $5,823,000 for the nine-month period ended September 30, 2007 from $18,984,000 for the nine-month period ended September 30, 2006.

Clinical and drug development: Clinical and drug development expenses include costs of drug development and conducting clinical trials. Such costs include costs of personnel (including salary, fringe benefits, severance, recruiting and relocation costs), drug supply and testing costs and facility expenses, including depreciation.

Total clinical and drug development expenses decreased 98.9% to $60,000 for the three month period ended September 30, 2007 from $5,850,000 for the three month period ended September 30, 2006. The decrease was due to the termination of Point’s clinical program during the second quarter of 2007.

For the nine month period ended September 30, 2007, clinical and drug development expenses decreased 69.6% to $4,784,000 from $15,762,000 for the nine month period ended September 30, 2006. The decrease of $10,978,000 was due to the termination of Point’s clinical program and the termination of all employees in this area during the second quarter of 2007. During the nine month period ended September 30, 2007, Point recorded retention bonuses of $306,000 which were paid to non-executive employees in May 2007 and severance in the amount of $160,000 for headcount reductions in this area.

Research: Research includes expenses associated with research and testing of Point’s product candidates supporting the clinical development of talabostat and Point’s other preclinical candidates prior to reaching the clinical development stage. Such expenses primarily include the costs of internal personnel, outside contractors, facilities, including depreciation, and laboratory supplies.

Research expenses decreased 64.2% to $315,000 for the three month period ended September 30, 2007 from $881,000 for the three month period ended September 30, 2006. The decrease was primarily due to the shut-down of Point’s internal research laboratory in December 2006. During the three month period ended September 30, 2007, Point recorded severance totaling $304,000.

For the nine month period ended September 30, 2007, research expenses decreased 67.7% to $1,040,000 from $3,222,000 for the nine month period ended September 30, 2006. The decrease was due to the shut-down of Point’s internal research laboratory in December 2006. During the nine month period ended September 30, 2007, Point recorded retention bonuses of $12,000 which were paid to non-executive employees in May 2007 and severance totaling $404,000 for headcount reductions.

All operations in the Research area were terminated in June 2007.

General and Administrative

General and administrative costs include the associated administrative costs required to support the clinical development and research efforts such as legal, finance and accounting, business development, investor relations and other administrative support functions.

General and administrative expenses increased 33.2% to $2,072,000 during the three month period ended September 30, 2007 from $1,556,000 for the three month period ended September 30, 2006. The increase in general and administrative expenses resulted primarily from severance benefits incurred upon the reduction in headcount in July, 2007. During the three month period ended September 30, 2007, Point recorded severance expenses totaling $1,138,000 for headcount reductions, legal and patent costs totaling $303,000 to pursue a strategic transaction and maintain Point’s patent portfolio and salaries and related fringes of $187,000. Point also recorded rent expense of $251,000 for its corporate headquarters at 155 Federal Street which included a charge to terminate the lease of approximately $220,000, which consisted of a payment of $330,000 offset by a reduction in accrued rent expense of approximately $114,000.

For the nine month period ended September 30, 2007, general and administrative expenses increased 2.0% to $5,391,000 from $5,287,000 for the nine month period ended September 30, 2006. The increase in general and administrative expenses primarily resulted from severance benefits incurred upon the reduction in headcount in July, 2007 offset by a reduction in Point’s operations. During the nine month period ended September 30, 2007, Point recorded severance expenses totaling $1,168,000 for headcount reductions, legal and patent costs totaling $1,139,000 to pursue a strategic transaction and maintain its patent portfolio, a loss for the impairment of fixed assets of $123,000 and retention bonuses, which were paid to non-executive employees, of $68,000 in May 2007.

During the remainder of 2007, Point anticipates that general and administrative expenses will decrease depending on its strategic direction. Point has recently terminated all but two employees in this area. Point also retained certain members of its senior management team as part of a more variable-cost consultant team to assist Point as it completes the proposed merger with DARA, or if the merger fails, to assist Point in seeking a buyer or partner for its technology and related intellectual property and other assets, in bankruptcy or otherwise.

Non-Cash Stock Based Compensation

For the three month period ended September 30, 2007, Point recorded a credit of non-cash stock-based compensation expense in accordance with SFAS No. 123R of $203,000 for stock options granted to employees and outside directors under Point’s stock option plans, of which $56,000 was included in research and development expenses and $146,000 was included in general and administrative expenses. For the three month period ended September 30, 2006, Point recorded non-cash stock-based compensation expense of $488,000 for stock options granted under Point’s stock option plans, of which $262,000 was included in research and development expenses and $226,000 was included in general and administrative expenses.

For the nine month period ended September 30, 2007, Point recorded non-cash stock-based compensation expense of $169,000 for stock options granted under its stock option plans, of which a credit in the amount of $186,000 was recorded in research and development expenses and a credit of $355,000 was recorded in general and administrative expenses. For the nine-month period ended September 30, 2006, Point recorded non-cash stock-based compensation expense of $1,613,000 for stock options granted under its stock option plans, of which $778,000 was recorded in research and development expenses and $835,000 was included in general and administrative expenses.

Interest Income

Interest income includes interest earned on invested cash balances. During the three month periods ended September 30, 2007 and 2006, Point’s investments consisted entirely of funds deposited in money market funds.

Interest income decreased 85.1% to $36,000 in the three month period ended September 30, 2007 from $241,000 in the three month period ended September 30, 2006. Interest income decreased 72.5% to $243,000 in the nine month period ended September 30, 2007 from $884,000 in the nine month period ended September 30, 2006. The decrease in interest income in both the three and nine month periods resulted primarily from a lower average cash balance.

Net loss

As a result of the foregoing, Point incurred a net loss of $2,410,000, or $0.06 per common share, for the three month period ended September 30, 2007 compared to a net loss of $7,856,000, or $0.24 per common share, for the three month period ended September 30, 2006 and a net loss of $10,971,000, or $0.29 per common share, for the nine month period ended September 30, 2007 as compared to a net loss of $23,028,000, or $0.70 per common share, for the nine month period ended September 30, 2006.

Years ended December 31, 2006, 2005 and 2004

(in thousands, except share and per share data)

	Year Ended December 31,			Annual Percent Change
	2006	2005	2004	2006/2005	2005/2004
Sponsored research revenue	$439	$161	$—	172.7%	100.0%

Total revenues	439	161	—	172.7	100.0
Research and development	24,031	18,246	11,324	31.7	61.1
General and administrative	6,826	5,195	3,991	31.4	30.2

Total operating expenses	30,857	23,441	15,315	31.6	53.1
Loss from operations	(30,418)	(23,280)	(15,315)	30.7	52.0
Interest income	1,053	606	157	73.8	286.0

Net loss	$(29,365)	$(22,674)	$(15,158)	29.5%	49.6%

Net loss per common share, basic and diluted	$(0.90)	$(0.98)	$(0.87)	(8.2)%	12.6%

Weighted average common shares, basic and diluted	32,762,925	23,075,434	17,471,266	42.0%	32.1%

Revenues

Point recorded revenue totaling $439,000 for the year ended December 31, 2006 as a result of the Grant. Point recorded revenue totaling $161,000 for the year ended December 31, 2005 as a result of the Grant. Point recorded no revenue for the year ended December 31, 2004. No revenues are anticipated from the Grant in future periods.

Operating Expenses

Research and development

During the years ended December 31, 2006, 2005 and 2004, almost all of Point’s research and development efforts have been focused on the preclinical and clinical development of talabostat for the treatment of solid tumors, hematologic malignancies and hematopoietic disorders. Point had no other material research and development programs during this time period and thus the expenses disclosed for research and development in Point’s financial statements has primarily been directed towards developing talabostat, with the exception of approximately $491,000, $602,000 and $305,000 spent during 2006, 2005 and 2004, respectively, on external studies, primarily for Point’s DPP inhibitor in preclinical development—PT-630 for type 2 diabetes.

On November 9, 2006, Point initiated a cost reduction plan (the “Cost Reduction Plan”) to prioritize the use of capital resources to complete its two Phase 3 NSCLC clinical trials. As part of the Cost Reduction Plan, Point notified 8 employees—15% of Point’s workforce—primarily in the preclinical research group of their termination from Point. Of these employees, 2 terminated in November 2006 and 6 terminated in December 2006. Additional cost reduction measures included deferring the preclinical development of Point’s type 2 diabetes candidate, PT-630, and focusing Point’s preclinical research efforts to primarily support the clinical development of talabostat.

Research and development expenses increased 31.7% to $24,031,000 for the year ended December 31, 2006 and 61.1% to $18,246,000 for the year ended December 31, 2005 (in thousands).

	Year Ended December 31,			Annual Percent Change
	2006	2005	2004	2006/2005	2005/2004
Research and development
Clinical and drug development	$20,060	$14,529	$8,298	38.1%	75.1%
Research	3,971	3,717	3,026	6.8	22.8

Total research and development	$24,031	$18,246	$11,324	31.7%	61.1%

Clinical and drug development: Clinical and drug development expenses include costs of drug development and conducting clinical trials. Such costs include costs of personnel (including salary, fringe benefits, recruiting and relocation costs), drug supply and testing costs and facility expenses, including depreciation.

Total clinical and drug development expenses increased 38.1% to $20,060,000 in 2006 and 75.1% to $14,529,000 in 2005.

The increase in 2006 as compared to 2005 related primarily to an increase in external clinical costs. Clinical trial expenses increased by $4,724,000 to $10,183,000 in 2006 as compared to 2005 due primarily to the costs incurred for its ongoing Phase 3 clinical trials offset in part by savings related to Point’s completed Phase 2 clinical trials. Manufacturing costs decreased by $976,000 to $3,445,000 in 2006 as compared to 2005 primarily due to the purchase of bulk drug, formulation and related testing to prepare for Point’s Phase 3 trials in 2005. During 2006, Point added eleven employees offset by six terminations during 2006 in the drug development area bringing total employees in this area to twenty-five and resulting in an increased salary and related fringe costs of $1,297,000 in 2006 as compared to 2005. During 2006, Point recorded severance totaling $130,000 related to 2 involuntary terminations which occurred in November 2006. In addition, during 2006 Point recorded non-cash stock compensation in accordance with SFAS No. 123R, Share Based Payment—An amendment of FASB Statement No. 123 and 95 (“SFAS No. 123R”) totaling $668,000 in the clinical area.

The increase in 2005 as compared to 2004 related primarily to an increase in external clinical and related manufacturing costs. Clinical trial expenses increased by $1,394,000 to $5,459,000 in 2005 as compared to 2004 due primarily to the costs incurred for Point’s ongoing Phase 2 clinical trials and pre-study clinical activities for Point’s Phase 3 clinical trials. Manufacturing costs increased by $2,258,000 to $4,421,000 in 2005 as compared to 2004 primarily due to the purchase of bulk drug, formulation and related testing to prepare for Point’s Phase 3 trials. Point also added eleven employees during 2005 in order to internally manage the clinical trial process for talabostat in place of utilizing outside contractors, bringing total employees in this area to twenty and resulting in an increased salary costs of $837,000 in 2005 as compared to 2004.

Research: Research includes expenses associated with research and testing of its product candidates supporting the clinical development of talabostat and Point’s other preclinical candidates prior to reaching the clinical development stage. Such expenses primarily include the costs of internal personnel, outside contractors, facilities, including depreciation, and lab supplies.

Research expenses increased 6.8% to $3,971,000 in 2006 and increased 22.8% to $3,717,000 in 2005.

The increase in 2006 was related primarily to non-cash stock compensation in accordance with SFAS No. 123R totaling $355,000. During 2006, Point added two employees offset by six terminations in December 2006 in the research area bringing total employees in this area to four and resulting in an increased salary and related fringe costs of $219,000 in 2006 as compared to 2005. In addition, during 2006, Point recorded severance totaling $74,000 related to six involuntary terminations which occurred in December 2006. Offsetting these increases were savings related to lab related supply purchases of $271,000 and external spending related to Point’s diabetes product candidate, PT-630 of $111,000.

The increase in 2005 was related primarily to an increase in external research for talabostat of $405,000 and an increase in external research relating to Point’s diabetes product candidate, PT-630 of $363,000. In addition, salaries costs increased in this area by $250,000 due to the hiring of two additional employees in 2005 bringing total employees in this area to nine. Offsetting these increased costs was a decrease in non-cash stock-based compensation of $514,000 related to outside consultant stock options which completed vesting in 2004.

As part of Point’s Cost Reduction Plan, Point shut down its internal research laboratories effective December 31, 2006.

General and administrative

General and administrative: General and administrative costs include the associated administrative costs required to support the clinical development and research efforts such as legal, finance and accounting, business development, investor relations and other administrative support functions.

General and administrative expenses increased 31.4% to $6,826,000 in 2006 and 30.2% to $5,195,000 in 2005.

The increase in 2006 related primarily to non-cash stock-based compensation in accordance with SFAS No. 123R totaling $1,086,000 offset in part by non-cash compensation recorded in 2005 related to outside consultants totaling $292,000. During 2006, Point added one employee in the administrative area bringing total employees in this area to thirteen. In addition, higher bonuses and annual raises granted to employees, generally 5%, resulted in an increased salary and related fringe costs of $328,000 in 2006 as compared to 2005. Business development and related travel increased in 2006 as compared to 2005 by approximately $338,000 due to increased activity related to possible collaborations and other strategic transactions. Legal and patent costs increased by $191,000 due to strategic initiatives and an expansion and strengthening of Point’s patent portfolio. Investor relations costs increased by $112,000 resulting from the expansion of Point’s overall investor relations program.

The increase in 2005 related primarily to higher salary costs of $472,000 relating to four new hires and increased bonuses as compared to 2004. In addition, during 2005, Point recorded non-cash stock-based compensation of approximately $292,000 related to the extension of the exercise period for a former executive’s stock option award, stock options granted to consultants and compensation expense related to Point’s Fee Deferral Plan for Non-Employee Directors.

Interest Income

Interest income includes interest earned on invested cash balances. During the years ended December 31, 2006, 2005 and 2004, Point’s investments consisted entirely of funds deposited in money market funds.

Interest income increased 73.8% to $1,053,000 in 2006 and 286.0% to $606,000 in 2005. The increase in 2006 was due to a higher cash balance in 2006 as compared to 2005 because of the proceeds received from the sale of Point’s common stock in November 2005 and an increase in interest rates earned on invested cash during the year. The increase in 2005 was due to a higher cash balance in 2005 as compared to 2004 because of the registered direct offering in March 2005 and an increase in interest rates earned on invested cash during the year.

Stock-Based Compensation

On January 1, 2006, Point adopted SFAS No. 123R, using the modified-prospective method, which requires the measurement and recognition of compensation expense for all share-based awards made to Point’s employees and directors including employee and director stock options and stock units outstanding and unvested as of and awarded after January 1, 2006. The total stock-based compensation expense recognized for the year ended December 31, 2006 was allocated as follows (in thousands):

Year ended December 31, 2006
Research and development	$1,023
Selling, general and administrative	1,086

Total stock-based compensation expense	$2,109

No amounts relating to stock-based compensation have been capitalized.

As of December 31, 2006, there was $4,104,000 of total unrecognized compensation cost, after estimated forfeitures, related to unvested share-based awards. That cost is expected to be recognized over a weighted-average period of 1.26 years.

Net loss

As a result of the foregoing, Point incurred a net loss of $29,365,000 or $0.90 per share, for the year ended December 31, 2006, a net loss of $22,674,000, or $0.98 per share for the year ended December 31, 2005 and a net loss of $15,158,000, or $0.87 per share for the year ended December 31, 2004.

Liquidity and Capital Resources

Nine Months ended September 30, 2007

At September 30, 2007, Point’s principal sources of liquidity were cash and cash equivalents which totaled $2,311,000.

During the nine month period ended September 30, 2007, Point’s cash and cash equivalents decreased $7,487,000 as compared to December 31, 2006.

During the nine month period ended September 30, 2007, the decrease in net cash used in operations resulted primarily from a net loss of $9,656,000. Included in the net loss for the nine month period ended September 30, 2007 were non-cash stock-based compensation of $169,000, an impairment charge of $123,000 and depreciation of $76,000. Restricted cash decreased by $300,000 to $0 due to the termination of Point’s lease for its corporate headquarters at 155 Federal Street effective July 31, 2007. Prepaid expenses, deposits and other assets, net, decreased $1,418,000 for the nine month period ended September 30, 2007, resulting primarily from a refund of prepaid costs Point received from a clinical testing vendor when Point terminated services for its clinical trials and an adjustment to the amount due to Point from its clinical management organization for which payment was received in July 2007. Offsetting these decreases were insurance premiums paid. Point’s unbilled receivable decreased by $3,000 and accounts payable and accrued expenses decreased $2,998,000 during the nine month period ended September 30, 2007, resulting primarily from the payment of the majority of clinical and manufacturing related expenses for Point’s Phase 3 clinical program, offset somewhat by an increase in contractual severance benefits incurred but not yet paid.

During the nine month period ended September 30, 2007, Point received $8,500 from the sale of a piece of laboratory equipment.

Point’s financing activities provided net cash of $4,384,000 for the nine month period ended September 30, 2007, primarily related to the registered direct offering (the “Offering”) from the sale of 6,523,776 shares of Point’s common stock at a price of $0.73 per share. Gross proceeds from the February 7, 2007 Offering were $4,762,000. After placement agent fees of approximately $286,000 and other expenses related to the Offering totaling approximately $85,000, net proceeds to Point were $4,391,000. Point also received $4,000 from the exercise of stock options during the nine month period ended September 30, 2007.

Years Ended December 31, 2006, 2005 and 2004

At December 31, 2006, Point’s principal sources of liquidity were its cash, cash equivalents and restricted cash which totaled $10,098,000.

The table below sets forth the key components of cash flow for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Net cash used in operating activities	$(28,295)	$(21,108)	$(12,968)
Net cash used in investing activities	$(31)	$(249)	$(65)
Net cash provided by financing activities	$796	$44,779	$12,876

Cash Flows during the Year ended December 31, 2006

During the year ended December 31, 2006, Point’s cash and cash equivalents decreased $27,530,000 as compared to December 31, 2005.

During the year ended December 31, 2006, net cash used in operations resulted primarily from a net loss of $29,365,000. Included in the net loss for the year ended December 31, 2006 were non-cash stock-based compensation of $2,109,000 and depreciation of $137,000. Prepaid expenses, deposits and other assets, net, decreased $32,000 for the year ended December 31, 2006 resulting primarily to payments made to the outside clinical research organization Point engages for its clinical trials offset by expense recorded as services were earned. Restricted cash decreased by $6,000 relating to the termination of Point’s lease for its previous office space. Point’s unbilled receivable decreased by $158,000 during fiscal year 2006 relating to revenue recorded in 2005 of $161,000 received in the first quarter of 2006 offset in part by additional revenue recorded in the year ended December 31, 2006 but received in the first quarter of 2007 of $3,000. Accounts payable and accrued expenses decreased $1,373,000 during the year ended December 31, 2006 resulting primarily from manufacturing costs for Point’s Phase 3 clinical program accrued as of December 31, 2005 but paid during the year ended December 31, 2006.

Point’s investing activities used cash of $31,000 during the year ending December 31, 2006 resulting from the purchase of office equipment (primarily computers and software) of $87,000 offset in part by proceeds from the sale of laboratory equipment and other fixed assets of $55,000 as a result of the shut-down of its internal research laboratories.

Point’s financing activities provided net cash of $796,000 for the year ended December 31, 2006, primarily from a cash dividend of $787,000 from HemaSure A/S, a wholly-owned foreign subsidiary of Point located in Denmark. Previously a subsidiary of HMSR Inc., HemaSure A/S discontinued operations in 1997 and entered into bankruptcy proceedings at that time. The cash dividend resulted from the final settlement of the bankruptcy. In addition, Point received $21,000 from stock option exercises during the year ended December 31, 2006 and paid $6,000 on capital leases and $6,000 in principal payments for its patent liability.

Cash Flows during the Year ended December 31, 2005

At December 31, 2005, Point’s cash and cash equivalents increased $23,422,000 as compared to December 31, 2004.

During the year ended December 31, 2005, net cash used in operations resulted from a net loss of $22,674,000. Included in the net loss for the year ended December 31, 2005 were non-cash expenses related to stock compensation of $249,000 and depreciation of $110,000. Prepaid expenses, deposits and other assets, net, increased $1,962,000 for the year ended December 31, 2005 resulting primarily to payments made to clinical sites, vendors and the outside clinical research organization Point engages for its clinical trials. Point’s restricted cash increased by $220,000 resulting from a letter of credit issued in March 2006 related to Point’s lease for its corporate offices at 155 Federal Street, Boston, MA in the amount of $300,000 offset in part by the termination of a letter of credit of $80,000 for its former corporate offices at 125 Summer Street in Boston, MA. Point’s unbilled receivable increased by $161,000 during fiscal year 2005 relating to revenue recorded in 2006 of $161,000 received in the first quarter of 2006. Accounts payable and accrued expenses increased $3,550,000 during the year ended December 31, 2005 resulting primarily from clinical costs for Point’s Phase 2 clinical programs and manufacturing costs for its Phase 3 clinical program accrued as of December 31, 2005 but paid during the year ended December 31, 2006.

Point’s investing activities used cash of $249,000 during the year ending December 31, 2005 resulting from the purchase of laboratory and office equipment.

Point’s financing activities provided net cash of $44,779,000 for the year ended December 31, 2005. The increase was primarily due to a November 2005 underwritten public offering of 8,050,000 shares resulting in net proceeds to Point of $25,516,000. In addition, in March 2005 Point consummated a registered direct placement of 3,650,000 shares of Point common stock at a price of $4.50 per share, resulting in net proceeds to Point of $15,031,000. For the year ended December 31, 2005, Point also received proceeds of $3,781,000 from the exercise of 1,501,623 warrants and proceeds of $445,000 from the exercise of 126,106 stock options. During the year ended December 31, 2005, Point also recorded receipt of $13,000 offset by payments of $2,000 in connection with its capital lease and made $5,000 in principal payments for its patent liability.

Cash Flows during the Year ended December 31, 2004

At December 31, 2004, Point’s cash and cash equivalents decreased $156,000 as compared to December 31, 2003.

During the year ended December 31, 2004, net cash used in operations resulted from a net loss of $15,158,000. Included in the net loss for the year ended December 31, 2004 were non-cash expenses related to stock compensation of $472,000 and depreciation of $102,000. Prepaid expenses, deposits and other assets, net, increased $153,000 for the year ended December 31, 2004. Point’s restricted cash increased by $6,000 resulting from a letter of credit issued in January 2004 related to Point’s lease for its corporate offices at 125 Summer Street, Boston, MA. Accounts payable and accrued expenses increased $1,470,000 during the year ended December 31, 2004 resulting primarily from clinical costs for its Phase 2 clinical programs accrued as of December 31, 2004 but paid during the year ended December 31, 2005.

Point’s investing activities used cash of $65,000 during the year ending December 31, 2004 resulting from the purchase of laboratory and office equipment.

Point’s financing activities provided net cash of $12,876,000 for the year ended December 31, 2004. The increase was primarily due to proceeds of $12,137,000 resulting from the sale of 3,000,000 shares of Point common stock at a price of $4.50 in a private placement which closed in March 2004. For the year ended December 31, 2004, Point also received proceeds of $732,000 from the exercise of 352,416 warrants and proceeds of $12,000 from the exercise of 106,000 stock options. During the year ended December 31, 2004, Point also made $5,000 in principal payments for its patent liability.

Cash Flows since Inception

Since inception, Point has accumulated a deficit of $91,734,000 resulting from operating expenses totaling $102,564,000, of which $74,500,000 were spent in the research and development area and $28,064,000 in the general and administrative area. Included in this expense is non-cash expenses related to stock options of $3,055,000 and depreciation of $580,000. Since inception Point has received $8,115,000 from licensing and sponsored research collaborations with pharmaceutical companies and government agencies and net interest income of $2,715,000.

Point has funded prepaid and other current assets of $2,248,000, primarily related to its Phase 3 clinical programs. Point also has restricted cash in the amount of $300,000 related to its lease for its corporate offices. Offsetting these working capital expenditure are accounts payable and accrued expenses of $4,573,000 which represent expenses incurred from inception through December 31, 2006 but not yet paid.

Point’s investing activities used cash of $819,000 since inception resulting from the purchase of laboratory and office equipment, net of sales.

Since inception, Point has financed its operations principally through private placements of equity securities and collaboration payments received from pharmaceutical companies. Since its inception in September 1996 through December 31, 2006, Point has raised approximately $75,543,000, net of costs of raising capital, in private and public equity financings and $8,115,000 from licensing and sponsored research collaborations with pharmaceutical companies and government agencies. In addition, Point received $15,122,000 as a result of the merger between Point Massachusetts and HMSR. Point has also received $4,512,000 from the exercise of common stock warrants and $478,000 from the exercise of stock options.

Capital Resources

At September 30, 2007, Point had $2,311,000 in cash and cash equivalents. Point currently anticipates that its existing capital resources will be sufficient to allow it to maintain its current and planned operations into the first quarter of 2008 and the completion of the proposed merger with DARA. Point’s cash balance at September 30, 2007, and amounts Point would receive, were Point to liquidate all of its assets, after taking into account all anticipated uses of the cash, may not be sufficient to pay all amounts on or in respect of its obligations when such amounts are required to be paid. These conditions raise substantial doubt about Point’s ability to continue as a going concern. The audit report prepared by Point’s independent registered public accounting firm in connection with its financial statements for the year ended December 31, 2006 included an explanatory paragraph expressing substantial doubt about its ability to continue as a going concern.

Point’s expectations regarding its rate of spending and the sufficiency of its cash resources over future periods are forward-looking statements. Point’s funding requirements are dependent on its ability to seek a buyer or partner for its technology and related intellectual property and other assets. Effective July 25, 2007, Point terminated all but two of its employees. Point has retained certain members of its senior management team as consultants as part of a more variable-cost consulting team to assist Point in completing the proposed merger with DARA, or, if the merger fails, to seek a buyer or partner for Point’s technology and related intellectual property and other assets, in bankruptcy or otherwise. On July 31, 2007, Point terminated its lease at 155 Federal Street for a substantially smaller temporary location. Given Point’s limited staff and resources, if Point is unable to successfully complete the merger with DARA, Point may not be able to locate a buyer or partner for the purposes of effectuating another strategic transaction. Although Point currently retains control over its intellectual property portfolio, Point cannot make any assurances that these assets have or will continue to have any value. This uncertainty as to the value of Point’s intellectual property portfolio and other assets may prevent Point from locating another buyer or partner for the purposes of enacting another strategic transaction if the DARA merger cannot be successfully completed.

If Point’s proposed merger with DARA fails, and Point’s attempts to find another buyer or partner for its technology and related intellectual property and assets fail, and if no other strategic transaction can be effectuated, Point will likely file for federal bankruptcy protection under Chapter 11 of the Bankruptcy Code. In the event Point does file for Chapter 11 protection, Point will most likely not be able to raise any type of funding from any source. Upon filing for Chapter 11 protection, Point will not meet the minimum standards required for remaining listed on the NASDAQ Capital Market. If Point is delisted, Point’s common stock would no longer be tradable on the NASDAQ Capital Market.

At December 31, 2006, Point had $9,798,000 in cash and cash equivalents and $300,000 in restricted cash. In February 2007, Point completed a registered direct offering (the “Offering”) for the sale of 6,523,776 shares of Point common stock at a price of $0.73 per share. The Offering closed on February 7, 2007. Gross proceeds from the Offering were $4,762,000. After placement agent fees of approximately $286,000 and other expenses related to the offering totaling approximately $67,000, net proceeds to Point were $4,409,000.

Contractual Obligations

As of September 30, 2007, Point had future payments required under contractual obligations and other commitments approximately as follows (in thousands):

	Payments Due By Year
	Q4 2007	2008	2009	2010	2011	Thereafter	Total
Operating Leases	$20	$25	$13	$13	$12	$—	$83
Capital Leases	—	—	—	—	—	—	—
Licensing Obligations	—	10	10	10	10	8	48

Total Future Obligations	$20	$35	$23	$23	$22	$8	$131

As of December 31, 2006, Point had future payments required under contractual obligations and other commitments as follows (in thousands):

	Payments Due By Year
	2007	2008	2009	2010	2011	Thereafter	Total
Operating Leases	$417	$416	$405	$216	$12	$—	$1,466
Capital Leases	5	—	—	—	—	—	5
Licensing Obligations	10	10	10	10	10	8	58

Total Future Obligations	$432	$426	$415	$226	$22	$8	$1,529

If Point is able to complete the proposed merger with DARA or another strategic transaction, additional severance and related fringes in the amount of approximately $1,240,000 will be paid to certain former executives of Point in accordance with their employment contracts. At September 30, 2007, Point has recorded this amount as a liability on its Consolidated Balance Sheet.

In addition, in accordance with the license agreement between Point and Tufts University School of Medicine (“Tufts”), Point is required to make payments totaling $250,000 to Tufts upon marketing application of the first licensed product and marketing approval of the first licensed product. Point is also required to pay a royalty based on future sales of products covered under the license agreement.

Off-Balance Sheet Arrangements

Point had no off-balance sheet arrangements as of September 30, 2007 or December 31, 2006 that have or are reasonably likely to have a current or future effect on Point’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on subsequent derecognition of tax positions, financial statement classification, recognition of interest and penalties, accounting in interim periods, and disclosure and transition requirements. Point adopted the provisions of FIN 48 on January 1, 2007. Previously, Point had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, “Accounting for Contingencies”. As required by FIN 48, Point recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, Point applied FIN 48 to all tax positions for which the statute of limitations remained open. The amount of unrecognized tax benefits as of January 1, 2007 was zero. There have been no material changes in unrecognized tax benefits since January 1, 2007. As of January 1, 2007, due to the carry forward of unutilized net operating losses and research and development credits, Point is subject to U.S. Federal income tax examinations for the tax years 1994 through 2006, and to state income tax examinations for the tax years 2002 through 2006. Point recognizes accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expense. No amounts were accrued for the payment of interest and penalties at January 1, 2007. Point’s adoption of FIN 48 did not have a material effect on its financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which will be effective for public entities no later than the beginning of the first fiscal year beginning after November 15, 2007. The new standard allows entities to voluntarily choose, at specific election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value” option). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings). Point will adopt this pronouncement on January 1, 2008 and are currently evaluating the impact that this pronouncement will have on Point’s consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

At September 30, 2007 and 2006 and December 31, 2006, 2005 and 2004, Point’s investments consisted entirely of funds deposited in money market funds and as a result it was not subject to interest rate risk.

Legal Proceedings

As of December 14, 2007, Point had no outstanding litigation.

Selected Quarterly Financial Data

		First Quarter Ended March 31, 2007	Second Quarter Ended June 30, 2007	Third Quarter Ended September 30, 2007
Total revenues		$—	$—	$—
Operating expenses:
Research and development		3,752,150	1,696,783	374,604
General and administrative		1,652,665	1,666,174	2,071,699

Total operating expenses		5,404,815	3,362,957	2,446,303

Loss from operations		(5,405,815)	(3,362,957)	(2,446,303)
Interest income		125,774	80,584	36,262
Interest expense		—	—	—

Net loss		$(5,279,041)	$(3,282,373)	$(2,410,041)

Basic and diluted net loss per common share		$(0.14)	$(0.08)	$(0.06)

Shares used in computing net loss per common share		36,627,866	39,311,585	39,311,585

	First Quarter Ended March 31, 2006	Second Quarter Ended June 30, 2006	Third Quarter Ended September 30, 2006	Fourth Quarter Ended December 31, 2006
Total revenues	$138,795	$—	$220,407	$79,593
Operating expenses:
Research and development	6,318,363	5,934,937	6,730,726	5,046,656
General and administrative	2,018,397	1,712,555	1,555,968	1,539,035

Total operating expenses	8,336,760	7,647,492	8,286,694	6,585,691

Loss from operations	(8,197,965)	(7,647,492)	(8,066,287)	(6,506,098)
Interest income	341,352	301,548	240,724	169,021
Interest expense	—	—	—	—

Net loss	$(7,856,613)	$(7,345,944)	$(7,825,563)	$(6,337,077)

Basic and diluted net loss per common share	$(0.24)	$(0.22)	$(0.24)	$(0.19)

Shares used in computing net loss per common share	32,754,959	32,763,564	32,764,059	32,768,950

	First Quarter Ended March 31, 2005	Second Quarter Ended June 30, 2005	Third Quarter Ended September 30, 2005	Fourth Quarter Ended December 31, 2005
Total revenues	$—	$—	$—	$161,205
Operating expenses:
Research and development	3,552,984	4,060,603	5,636,920	4,995,756
General and administrative	1,443,632	1,227,307	1,242,141	1,281,951

Total operating expenses	4,996,616	5,287,910	6,879,061	6,277,707

Loss from operations	(4,996,616)	(5,287,910)	(6,879,061)	(6,116,502)
Interest income	81,271	144,631	163,172	217,066
Interest expense	—	—	—	—

Net loss	$(4,915,345)	$(5,143,279)	$(6,715,889)	$(5,899,436)

Basic and diluted net loss per common share	$(0.25)	$(0.23)	$(0.29)	$(0.22)

Shares used in computing net loss per common share	19,439,848	22,456,565	23,456,469	26,863,309

INFORMATION RELATED TO DARA

Business of DARA

DARA, incorporated in Delaware in 2002, is a Raleigh, North Carolina-based development stage pharmaceutical company that acquires promising therapeutic molecules and medical technologies from third parties and advances their clinical development for later sale to pharmaceutical companies. DARA focuses its therapeutic development efforts on small molecules from late preclinical development through Phase 2 clinical trials. DARA continues to build a diverse pipeline including candidates for the treatment of metabolic diseases including type 2 diabetes, pain (neuropathic), and dermatological disorders including psoriasis.

DARA’s management team advances product candidates through clinical development, potentially yielding commercially and medically attractive therapeutics. DARA’s strategy is designed to meet the needs of midsize and large pharmaceutical companies to fill their product pipelines. The development and liquidity strategy for each entity varies according to market conditions, stage of development, and competitive market dynamics.

DARA is engaged in the development and commercialization of novel pharmaceuticals for the treatment of diseases with unmet medical need. DARA’s therapeutic candidate for the treatment of neuropathic pain in cancer patients is currently in clinical development. Three orally-delivered candidates each acting through different mechanisms are in preclinical development for the treatment of type 2 diabetes and one candidate is in preclinical development for the topical treatment of psoriasis.

To best manage its risks, DARA utilizes a stringent due diligence process anchored by knowledge of a drug or technology candidate’s attributes that will most likely yield commercial success. DARA’s due diligence, development, and commercial expertise help DARA identify high probability drug candidates. Focused research is then conducted to improve the probability of clinical and commercial success.

New Products

A recently signed license agreement with Bayer Pharmaceuticals grants DARA exclusive worldwide rights to a series of patents and compounds for the treatment of metabolic diseases, including type 2 diabetes and dyslipidemia, expanding DARA’s current product candidate pipeline for metabolic diseases. DARA is currently conducting a Phase 2 trial in neuropathic pain and is in late stage pre-clinical development with a number of programs in its pipeline. The below table sets forth DARA’s current compounds/programs, their target indications and the projected market size for the applicable lead indications. DARA can give no assurances that its current compounds/programs will gain FDA approval or that even with FDA approval such drugs would capture meaningful market share for the stated indications.

Compound/Program	Target Indication(s)	Projected Market Size, Lead Indication Only
KRN5500	Neuropathic Pain	$7.0B(2016)
DB160	Type 2 Diabetes	$30.0B(2014)
DB959	Type 2 Diabetes, Dyslipidemia	$30.0B
DB900	Type 2 Diabetes, Dyslipidemia & Inflammatory Diseases	$30.0B
DB200	Topical for Psoriasis	$3.9B(2011)

Competition

The markets for DARA’s products are competitive and the intensity of competition is expected to increase. DARA primarily competes with other pharmaceutical companies, biotechnology companies and other research and academic institutions. Some of these companies and institutions have substantially greater financial and other resources and development capabilities than DARA has and have substantially greater experience in undertaking pre-clinical and clinical testing of products. In addition to competing with universities and other research institutions in the development of products, technologies and processes, DARA competes with other companies in acquiring rights to products or technologies from universities and other research institutions. Because of these factors, DARA seeks to develop products that are more effective or otherwise have the potential to achieve greater market acceptance than competitive products.

Intellectual Property

Patent Portfolio

DARA’s patent-related intellectual property categorized by individual drug development programs is summarized below.

•

KRN5500—three issued U.S. patents and related foreign patents and one pending U.S. patent application with corresponding foreign patent applications related to compounds and use of spicamycin and derivatives and analogs thereof (“KRN5500”) for treating pain.

•	DB040—one pending U.S. patent application with corresponding foreign patent applications related to DB040, derivatives, analogs and use for treating type 2 diabetes and other diseases.

•

DB959 and DB900—two issued U.S. patents and related foreign patents and four pending U.S. patent applications with corresponding foreign patent applications related to compounds and use for treating type 2 diabetes and other diseases.

•	DB200—one pending U.S. patent application with corresponding foreign patent applications related to DB200, derivatives, analogs and use for treating psoriasis and other dermatological conditions.

•

Other—one pending U.S. patent application with corresponding foreign patent applications related to dermatological use of a class of compounds targeting a specific enzyme. One pending U.S. patent application with corresponding foreign patent applications related to Intranasal Administration of Modulators of Hypothalamic ATP-Sensitive Potassium Channels and Glucose Production. One pending U.S. patent application with corresponding foreign patent applications related to Agents and Methods for Administration to the Central Nervous System. One pending U.S. patent application with corresponding foreign patent applications related to Glucose Production and Hypothalamic Amino Acid Metabolism. One pending U.S. patent application with corresponding foreign patent applications related to Agents and Methods for Reducing Protein Tyrosine Phosphatase 1B Activity in the Central Nervous System.

Licenses

DARA has licensed exclusive worldwide rights to compounds acting as DPP-IV inhibitors for the treatment of type 2 diabetes and other metabolic diseases from Nuada LLC. This license was acquired December 22, 2006.

DARA has licensed exclusive worldwide rights to compounds from Kirin Pharmaceuticals of Japan for the treatment of pain and central and peripheral nervous system conditions or diseases and from Massachusetts General Hospital for use in treating neuropathic pain. Kirin maintains rights in Australia, New Zealand and Asia. This license was acquired July 1, 2004.

DARA has licensed exclusive worldwide rights to compounds from Bayer Pharmaceuticals, Corp. for the treatment of metabolic diseases, including type 2 diabetes. The license has no restrictions on disease indications for therapeutic use. Bayer retains certain commercialization rights. This license was acquired October 8, 2007.

Governmental Regulation

DARA’s research, development, pre-clinical and clinical trials of most its intended products are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the U.S. and abroad. The process of obtaining FDA and other required regulatory approvals for drug and biological products, including required pre-clinical and clinical testing, is lengthy, expensive and uncertain. Even if regulatory clearance is obtained, a marketed product is subject to continual review, and later discovery of previously unknown products or failure to comply with the applicable regulatory requirements may result in restrictions on a product’s marketing or withdrawal of the product form the market as well as possible criminal sanctions. Changes in existing regulations or adoption of new regulations or policies could prevent DARA from obtaining, or affect the timing of, future regulatory approvals or clearances. Noncompliance with applicable requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal to authorize the marketing of new products or to allow it to enter into supply contracts and criminal prosecution.

Even if its proposed products are approved for market, DARA will be subject to continuing regulation. DARA will continuously be subject to routine inspection by the FDA and will have to comply with the host of regulatory requirements that usually apply to pharmaceutical products marketed in the U.S. including labeling regulations, GMP requirements, adverse drug experience regulation, and the FDA’s regulations regarding promoting products for unapproved or “off-label” uses.

In addition, failure to comply with applicable international regulatory requirements can result in fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspensions of production, refusals by foreign governments to permit product sales and criminal prosecution. Furthermore, changes in existing regulations or adoption of new regulations or policies could prevent it from obtaining, or affect the timing of, future regulatory approvals or clearances.

Research and Development Activities

Research and development costs associated with DARA’s products and technologies, as well as facilities costs, personnel costs, marketing programs and overhead account for a substantial portion of DARA’s operating expenses. Research and development expenses for the years ended December 31, 2006, 2005 and 2004 were approximately $2,985,000, $2,150,000 and $1,772,000, respectively.

Employees

DARA currently has nine full-time employees and one part-time employee.

Management’s Discussion and Analysis of Financial Condition

The following discussion and analysis should be read in conjunction with the “Consolidated Financial Statements of DARA” and related Notes included elsewhere in this joint proxy statement/prospectus. Management’s Discussion and Analysis of Financial Condition and Results of Operations that follows contain forward-looking statements based on DARA’s current management expectations. There can be no assurance that actual results, outcomes or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, among others, DARA’s limited operating history, unpredictability of future program dispositions and operating results, competitive pressures and also the potential risks and uncertainties discussed in the Risk Factors section of this proxy statement/prospectus which factors are specifically incorporated herein by this reference.

Overview

Since July 22, 2002, the date of DARA’s inception, DARA has devoted substantially all of its efforts and resources to licensing medical technologies primarily in the therapeutic area, conducting research and development in this area, establishing DARA’s facilities and hiring personnel. Prior to 2005, DARA’s operations consisted of mainly in hiring personnel, securing facilities and evaluating potential collaborations and in-licensing technologies with limited research and development. Since opening DARA’s corporate offices in Raleigh, North Carolina in January 2005, DARA’s focus has been to capitalize on early investments made in collaboration with other companies and to pursue research and development of in-licensed technologies.

DARA has focused on having multiple programs where it can license compounds that are ready to go into pre-clinical studies prior to being submitted for an Investigational New Drug application (IND), which is part of the process to get approval from the Food and Drug Administration (FDA) for marketing a new prescription drug in the U.S., and that have several compounds besides the primary compound that can become the lead compound within the program. DARA does not intend to fully develop, obtain clearance from the FDA and then market the compounds DARA is developing. DARA’s business strategy is to advance the development of its technologies from the stage DARA in-licenses the compound, typically at the pre-clinical stage of development, obtain FDA approval of an IND application, complete phase I and phase II clinical trial work and seek to license the compound or find a collaborative partner who would further the development of the compound and commercialize it.

DARA currently has five programs with compounds in the areas of neuropathic pain, type 2 diabetes, dyslipidemia, and psoriasis. One of these programs, the psoriasis program is based on past work DARA had done on a class of compounds for another use and which DARA believes to have properties applicable in treating psoriasis. DARA is developing this program internally, not through an acquired license from a third party. DARA previously had evaluated several additional compounds that were licensed in 2004 and 2005 which DARA determined were not economically or commercially feasible to pursue and ceased work on three programs during 2006. Based on its present working capital, DARA believes that it has sufficient working capital to progress its existing programs, together with those acquired from merging with Point, for the next twelve months but that it will require additional funding to meet its working capital needs to progress those programs to a liquidity point through a collaboration or out-license.

The present stage of development of each of DARA’s major programs is summarized below:

•	The neuropathic pain compound is presently in a phase II clinical trial for its first application, which is expected to be completed in 2008.

•

The three lead compounds that each have a separate program for the indications of diabetes and dyslipidemia are in the pre-clinical development stage, and DARA expects to submit an IND application to the FDA over the next 24 months for all three compounds.

•	The psoriasis compound is in the pre-clinical stage, and DARA expects to submit to the FDA an IND application within the next 18 months.

DARA evaluates new technologies to broaden its portfolio of potential programs constantly and plans to continue to do so.

DARA’s current lease on its facilities expires in March 2008 at which time it plans to relocate to other facilities. DARA has already identified those facilities and is presently in negotiations as to the terms of that lease. The new facilities will accommodate future growth, including the anticipated hiring of two employees in the near future and DARA’s projected growth over the next five years.

DARA has not generated any revenue from operations to date. DARA has liquidated or distributed to its stockholders some of the investments made in other companies. To date, DARA has received net proceeds from the sale of those assets in the amount of approximately $4,032,000. These proceeds together with capital raised from the sale of securities have been DARA’s primary source of working capital.

Critical Accounting Policies and Significant Judgments and Estimates

DARA management’s discussion and analysis of DARA’s financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires DARA to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, DARA evaluates its estimates and judgments, including those related to revenue recognition, research and development expenses, accrued expenses and stock-based compensation. DARA bases its estimates on historical experience and on various other factors that are believed to be appropriate under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. DARA believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Revenue will be deemed to be earned when all of the following have occurred: there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the receivable is reasonably assured, all of DARA’s obligations relating to the revenue have been met and the earning process is complete; the monies received or receivable are not refundable, irrespective of research results; and there are neither future obligations nor future milestones to be met by DARA with respect to such revenue incurred.

Revenues from non-refundable license fees upon initiation of agreements will be deferred and amortized over the period which DARA is obligated to participate on a continuing and substantial basis in the research and development activities outlined in each agreement. Amounts received as milestone payments will be recognized as revenue in the period in which the parties agree that the milestone has been achieved. Royalty revenue will be recognized upon the sale of related products, provided the royalty amounts are fixed or determinable and collection of the related receivable is reasonably assured.

To date, DARA has not recognized any revenues from operations.

Research and Development Expenses

DARA expenses research and development expenses when incurred. The cost of certain research programs, such as patient recruitment and related supporting functions for clinical trials, are based on reports and invoices submitted by the contract research organization (“CRO”) assisting in conducting the clinical trial. This is based on patient enrollment as well as costs consisting primarily of payments made to the CRO, clinical centers, investigators, testing facilities and patients for participating in DARA’s clinical trials. Certain research and development costs must be prepaid which, if the research and development work ceases to progress for whatever reason, are not repayable to DARA. In such cases, those costs are expensed when paid.

Accrued Expenses

As part of the process of preparing financial statements, DARA is required to estimate accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with applicable personnel to identify services that have been performed on DARA’s behalf and estimating the level of service performed and the associated cost incurred for the service when invoices have not yet been sent and DARA has not otherwise been notified of actual cost. The majority of DARA’s service providers invoice monthly in arrears for services performed. DARA makes estimates of accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known to it. DARA periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary. Examples of estimated accrued expenses include:

•	fees paid to CROs in connection with preclinical and toxicology studies and clinical trials;

•	fees paid to investigative sites in connection with clinical trials;

•	fees paid to contract manufacturers in connection with the production of raw materials, drug substance and drug products; and

•	professional service fees.

Stock-Based Compensation

DARA grants stock options for a fixed number of shares to employees, members of the board of directors and consultants. Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (“FIN 44”) as permitted by SFAS No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation. In accordance with APB 25, stock-based compensation is calculated using the intrinsic value method and represents the difference between the deemed per share market price of the stock and the per share exercise price of the stock option. The resulting stock-based compensation is deferred and amortized to expense over the grant’s vesting period, which is generally four years. For variable awards, compensation expense is measured each period as the incremental difference between the fair value of the shares and the exercise price of the stock options. Compensation expense relating to variable awards is recorded using a graded vesting model in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Effective January 1, 2006, DARA adopted the provisions of SFAS No. 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R replaces SFAS 123. Under SFAS 123R, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized to expense over the employee’s requisite service period (generally the vesting period). DARA adopted the provisions of SFAS 123R using the prospective transition method. Under the prospective transition method non-public entities that previously applied SFAS 123 using the minimum-value method for financial statement recognition or pro forma disclosure purposes will continue to account for non-vested equity awards outstanding at the date of adoption of SFAS 123R in the same manner as they had been accounted for prior to the adoption (APB 25 intrinsic value method for DARA). All awards granted, modified or settled after the date of adoption have been accounted for using the measurement, recognition and attribution provisions of SFAS 123R. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation costs estimated for the SFAS 123 pro forma disclosures.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. DARA adopted the provisions of FIN 48 effective January 1, 2007. A cumulative adjustment to DARA’s accumulated deficit of approximately $200,000 was required upon adoption.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of DARA’s balance sheets and statement of operations and the related financial statement disclosures. SAB 108 was adopted by DARA in the first quarter of 2007. DARA has determined that the adoption of SAB 108 has no material effect on its results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), to provide enhanced guidance when using fair value to measure assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. SFAS 157 is effective for DARA beginning in fiscal year 2008. DARA is currently evaluating the impact SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 will become effective for DARA beginning in the first quarter of fiscal year 2009. DARA is currently evaluating the impact that SFAS 159 will have on its consolidated financial statements.

Results of Operations

Nine Months Ended September 30, 2006 and 2007

Research and development expenses decreased from approximately $2,281,000 for the nine months ended September 30, 2006 to approximately $2,179,000 for the corresponding 2007 period, the decrease in expenses incurred in programs initiated in late calendar year 2006 and early 2007, as well as for continuing development of the neuropathic pain compound in a clinical trial during the nine months ended September 30, 2007, were more than offset by cost savings from DARA’s ceasing research and development programs in two compounds during the nine months ended September 30, 2007.

General and administrative expenses consist primarily of salaries and benefits, professional fees related to administrative, finance, human resource, legal and information technology functions and patent costs. In addition, general and administrative expenses include allocated facility, basis operational and support costs and insurance costs. General and administrative expenses decreased from approximately $1,946,000 for the nine months ended September 30, 2006 to $1,838,000 for the nine months ended September 30, 2007, respectively. This decrease is as a result of a reduction in professional fees.

Other income and expenses reflect non operating activities having to do with investments and dispositions on investments made in collaborations with other companies. In the nine months ended September 30, 2006, DARA recognized a gain from the sale of the securities of one of its investments of approximately $2,277,000 and in the corresponding 2007 period DARA, sold its remaining shares it held in this entity and recognized an additional $156,000 gain. Management fee represents fees charged to DARA’s unconsolidated subsidiaries for management services performed on their behalf. Management fee decreased from approximately $74,000 in the nine months ended September 30, 2006 to $50,000 in the corresponding 2007 period. The decrease was due to DARA’s ceasing providing management services to one entity and reducing the level of services provided to another. Interest income increased from approximately $210,000 in the nine months ended September 30, 2006 to approximately $374,000 in the corresponding 2007 period as a result of an increase in working capital that

DARA invested in short-term interest bearing securities. Interest expense decreased from approximately $104,000 in the nine months ended September 30, 2006 to approximately $19,000 in the corresponding 2007 period as a result of the conversion of the MGH note payable in March 2007. In connection with the conversion of the MGH note payable into shares of one of DARA’s subsidiaries, approximately $335,000 of that subsidiary’s loss was attributed to minority interest for the nine months ended September 30, 2007. No such loss was attributed to a minority interest in any subsidiary for the other periods presented. Other income in the nine months ended September 30, 2006 also included approximately $105,000 of other income associated with the receipt of a payment from Medivation as required for not meeting a specific regulatory filing deadline.

Years Ended December 31, 2004, 2005 and 2006

Research and development expenses increased from approximately $1,772,000 in 2004 to approximately $2,150,000 and $2,985,000 in 2005 and 2006, respectively. These increases reflect DARA’s obtaining its first technologies in 2004 and initiating research programs in that year and the expansion of these programs in 2005 and 2006. In 2006, DARA terminated pursuing further development on three of its product candidate programs and focused on further development on its remaining programs in the areas of neuropathic pain, type 2 diabetes, dyslipidemia and psoriasis.

General and administrative expenses increased from approximately $1,680,000 in 2004 to approximately $3,461,000 in 2005 primarily as a result of an increase in headcount and the incurrence in 2005 of approximately $700,000 of stock-based compensation charges related to certain consulting arrangements. General and administrative expenses decreased to approximately $2,559,000 in 2006 primarily as a result of a reduction in stock-based compensation charges.

Other income and expenses reflect non-operating activities having to do with investments and dispositions of investments made in collaborations with other companies. In 2005, DARA distributed 2,010,000 shares of Medivation, Inc. (NasdaqGM: MDV) to its stockholders. In connection with this distribution, DARA recognized a gain of approximately $2,011,000 and charged retained earnings for a dividend distribution of approximately $2,533,000. Following this distribution, DARA retained 647,317 Medivation shares and a warrant to purchase an additional 161,290 Medivation shares which it sold in 2006 and early 2007. In 2006, DARA recognized a gain from the sale of securities of approximately $3,877,000.

Management fee represents fees charged to DARA’s unconsolidated subsidiaries for management services performed on their behalf. Management fee was approximately $209,000, $201,000 and $157,000 in 2004, 2005 and 2006, respectively. The decrease in 2006 was due to DARA’s ceasing providing management services to one entity and reducing the level of services provided to another. Interest income increased from approximately $62,000 in 2004 to $71,000 and $409,000 in 2005 and 2006, respectively, as a result of an increase in working capital DARA had available to invest in short-term interest bearing securities. During 2004, DARA invested $2,000,000 in Surgi-Vision and in 2006, as part of Surgi-Vision’s restructuring, DARA agreed to forgive approximately $200,000 of indebtedness owed to it by Surgi-Vision as part of an overall financing plan for that entity. Also on September 29, 2006 the board of directors of DARA declared a dividend payable to stockholders and option holders of record on December 1, 2006 of 6,345,000 shares of Surgi-Vision stock. This dividend was paid in January 2007 and a related unrealized gain on marketable securities of approximately $3,810,000 was recorded in December 2006. Interest expense attributable to the notes payable the Company had outstanding was approximately $103,000, $155,000 and $134,000 in 2004, 2005 and 2006, respectively. Other income in 2006 also included approximately $105,000 of other income associated with the receipt of a payment from Medivation as required for not meeting a specific regulatory filing deadline.

Liquidity and Capital Resources

From inception through September 30 2007, DARA has financed its operations primarily from the net proceeds of (1) private placements of equity securities, through which it raised approximately $23,169,000, and (2) the sale of securities held in subsidiary companies, through which it raised approximately $4,032,000.

As of September 30, 2007, DARA had net working capital of approximately $10,405,000. DARA’s cash resources have been used to acquire licenses, fund research and development activities, capital expenditures, and general and administrative expenses. Over the next several years, DARA expects to incur substantial additional research and development costs, including costs related to preclinical and clinical trials, increased administrative expenses to support DARA’s research and development operations and increased capital expenditures, and various equipment needs and facility improvements.

DARA is negotiating a lease for new facilities that it intends to enter into in the first quarter of 2008. The new facilities are approximately 7,520 square feet compared to DARA’s existing space of 4,038 square feet. In connection with entry into this new lease DARA expects annual lease costs to increase by approximately $100,000.

DARA believes it has sufficient working capital to pursue its current operations, as well as the research programs of Point, for the next twelve months. However, DARA will require additional funds to pursue its business plan. DARA has begun to consider several strategic options to ensure the continued funding of its operations. DARA’s working capital requirements will depend upon numerous factors, including the progress of DARA’s research and development programs (which may vary as product candidates are added or abandoned), preclinical testing and clinical trials, timing and cost of seeking as well as the achievement of regulatory milestones, the status of competitive programs, and the ability to sell or license its technologies to third parties. In any event, DARA will require substantial funds in addition to those presently available to develop all of its programs to meet its business objectives. DARA has no commitments to obtain any additional funds, and there can be no assurance such funds will be available on acceptable terms or at all.

Off-Balance Sheet Arrangements

DARA had no off-balance sheet arrangements as of September 30, 2007 or December 31, 2006.

Executive Officers of DARA

The executive officers of DARA are set forth below:

Richard A. Franco, Sr., R.Ph. (66) has served as DARA’s Chairman of the Board since October, 2007 and as President, Chief Executive Officer since January 1, 2007 and President and member of its board of directors since 2005. Please see the section titled “Nominees for Elections of Directors” above for Mr. Franco’s full biography.

John C. Thomas, Jr. (54) has served as DARA’s Chief Financial Officer and Secretary since DARA’s incorporation in 2002. Mr. Thomas has also served as Chief Financial Officer of Surgi-Vision, Inc., a private research company involved in MRI technology since 1998, MiMedx, Inc., a biotechnology company since November 2007, Cormatrix Cardiovascular, a biotechnology company since 2001, iVideotunes, Inc., a technology company since 2005, Motion Realty, Inc., a technology company since 1991, SpineMedica Corporation, a medical device company from 2005 to 2006 and GMP Companies, Inc., a private medical research company from 1999 to 2001. Mr. Thomas is also a certified public accountant and a trustee and chairman of the Finance Committee of The Walker School, a private Pre-K through 12 grade school.

John Didsbury, Ph. D. (52) has served as DARA’s Chief Scientific Officer since November 2006. Prior to joining DARA, Mr. Didsbury served as president and CEO for Nuada Pharmaceuticals, Inc. from 2002 to 2005, where he transformed the company from a chemistry database/service company to a highly successful drug development company in under 14 months. Prior to this, Dr. Didsbury held many senior and management positions at GlaxoSmithKline, Inc. including Head of Strategy and Operations Drug Discovery from 2000 to 2002, Disease Strategy Director from 1998 to 2000, Disease Program Leader from 1996 to 1998 and Senior Research Investigator from 1995 to 1996. A co-author of several patents and a published writer and researcher, Dr. Didsbury earned his Bachelor of Arts in biology/chemistry at University of Connecticut in 1977 and his Ph.D. in Medical Microbiology at University of Vermont Medical College in 1982.

In February, 2005, Nuada Pharmaceuticals, Inc. filed for a petition to commence Chapter 7 bankruptcy proceedings.

DARA EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation earned by DARA’s former Interim Chief Executive Officer, former Chief Executive Officer, President and Chief Operating Officer and Chief Scientific Officer, during the fiscal year ended December 31, 2006 (collectively, the “named executive officers”).

2006 Summary Compensation Table

Name and Principal Position in 2006	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)(2)		Total ($)
Thomas W. D’Alonzo(3) Interim CEO and Co-Chairman of the Board of Directors	2006	61,026	—		15,944	5,250	(4)	82,220
Steve Gorlin(5) CEO and Co-Chairman of the Board of Directors	2006	191,667	—		—	17,451		209,117
Richard A. Franco, Sr., R. Ph. President, Chief Operating Officer and Director	2006	325,000	53,300	(6)	217,376	10,150		605,826
John Didsbury, Ph. D. Chief Scientific Officer	2006	226,167	37,996	(7)	12,300	17,948		294,411

(1)	The amounts shown in this column indicate the dollar amount of compensation cost recognized by DARA for financial statement reporting purposes in 2006 pursuant to FAS 123R for stock option awards granted in 2006 and in prior years. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions made in calculating these amounts, see the Notes to DARA’s consolidated financial statements included in this registration statement. These amounts reflect the DARA’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

(2)	The amounts set forth in this column consisted of (1) medical and dental insurance, (2) life insurance, (3) compensation for service as a director and (4) matching contributions to DARA’s 401(k) Plan as follows:

	Medical- Dental Insurance ($)	Life Insurance ($)	Matching Contribution to 401(k) Plan ($)	Compensation from Service as Director	Total ($)
Thomas W. D’Alonzo	—	—	—	5,250	5,250
Steve Gorlin	8,434	1,350	7,667	—	17,451
Richard A. Franco, Sr., R. Ph.	—	1,350	8,800	—	10,150
John Didsbury, Ph. D.	9,314	1,428	7,207	—	17,948

(3)	Mr. D’Alonzo served as Interim Chief Executive Officer of DARA from May 23, 2006 to January 1, 2007.

(4)	Prior to Mr. D’Alonzo’s service as Chief Executive Officer of DARA, Mr. D’Alonzo received compensation for his service as a member of DARA’s board of directors. Mr. D’Alonzo received the following amount for such service:

Name	Fees Earned or Paid in Cash ($)	Total ($)
Thomas W. D’Alonzo	5,250	5,250

Members of DARA’s board of directors were given the option to take shares of DARA common stock in lieu of cash for fees earned for their service as board members. In lieu of cash, Mr. D’Alonzo elected to receive 2,188 shares of common stock with a value equal to $5,250.

(5)	Mr. Gorlin served as Chief Executive Officer of DARA from 2002 to May 23, 2006.

(6)	Represents an award under DARA’s 2006 Employee Bonus Program.

(7)	Includes a $37,996 award under DARA’s 2006 Employee Bonus Program a $10,000 discretionary bonus.

Employment and Other Agreements with Named Executive Officers

Richard A. Franco

Mr. Franco and DARA entered into an Amended and Restated Employment Agreement on May 24, 2006 to be effective June 1, 2006. Pursuant to this agreement, Mr. Franco was appointed as President of DARA on the effective date and Chief Executive Officer of DARA beginning in 2007.

Pursuant to this agreement, Mr. Franco is entitled to an annual base salary of at least $325,000 per year, subject to review and increase at the end of the initial two-year term. Mr. Franco is also eligible for bonus payments of up to 20% in 2006 and 30% thereafter of his base salary, with such bonus amounts to be determined in the discretion of the board of directors of DARA. Mr. Franco is also eligible to receive stock options.

Mr. Franco’s employment agreement includes a provision under which a promissory note in the amount of $242,500 that Mr. Franco owed to DARA was to be forgiven over a two-year period (and with DARA paying Mr. Franco a tax gross-up payment to compensate him in full for any income taxes associated with the loan forgiveness). The debt due on this note was entirely forgiven in October 2007.

In addition to standard employee benefits, under the terms of his employment agreement, Mr. Franco is entitled to those benefits afforded to other members of management of DARA.

Mr. Franco’s employment agreement also entitles Mr. Franco to become a consultant to DARA for eighteen months upon termination of his employment with DARA unless such termination is due to Mr. Franco’s resignation or for cause. For such consulting services, Mr. Franco would receive his base salary under his employment agreement and reimbursement for his expenses in connection with such consulting services.

Mr. Franco’s employment agreement has an initial two-year term and automatically renews for subsequent one-year terms thereafter unless either DARA or Mr. Franco notifies the other party of an intent not to renew to the agreement.

Mr. Franco’s employment agreement also requires that Mr. Franco keep certain information confidential and prohibits Mr. Franco from engaging in certain activities involving competition with DARA for a one-year period following termination of his employment or consulting agreement with DARA.

Under his employment agreement, Mr. Franco would, upon termination without “cause” or resignation for “good reason”, receive certain severance benefits.

Under Mr. Franco’s employment agreement, whether an event constitutes “cause” is decided by a vote of 75% of the directors of DARA (other than Mr. Franco) and means:

•	Any theft, dishonesty or falsification of any employment records or DARA reports or records by Mr. Franco;

•	Conviction of a felony or any crime involving moral turpitude;

•	Improper disclosure of DARA’s confidential or proprietary information that has a materially detrimental effect on DARA’s reputation or business;

•	Any intentional, willful or grossly negligent act that has a materially detrimental effect on DARA’s reputation or business; or

•	Any material breach of the employment agreement by Mr. Franco, which breach, if curable, is not cured within thirty days following written notice of such breach from DARA.

Under Mr. Franco’s employment agreement, “good reason” is defined as:

•	Any material diminishment in his duties, responsibilities, title or compensation not cured within thirty days after written notice of such diminishment;

•	DARA’s requirement that Mr. Franco be based at a location more than thirty miles from where Mr. Franco is employed on the effective date of the employment agreement; and

•

Any “Change of Control” which shall be deemed to occur upon any of the following: (x) the acquisition, directly or indirectly, by any person (as such term is defined in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended), in one transaction or a series of related transactions, of securities of DARA representing in excess of fifty percent or more of the combined voting power of DARA’s then outstanding securities if such person or his or its affiliate(s) do not own in excess of 50% of such voting power on the on the effective date of the employment agreement, or (y) the future disposition by the DARA (whether direct or indirect, by sale of assets or stock, merger, consolidation or otherwise) of all or substantially all of its business and/or assets in one transaction or series of related transaction(s).

Under Mr. Franco’s employment agreement, upon termination without cause or resignation for good reason, Mr. Franco would be entitled to receive:

•	All compensation and benefits accrued through the date of termination, including any stock option that has vested through such termination date;

•	His base salary of $325,000 until the end of the initial two-year term;

•	Payment of the current year’s bonus entitlement on a pro rata basis;

•	Continued participation in DARA’s benefits at the same level of coverage until the end of the initial two-year term; and

•	A position as a consultant to DARA in the manner and subject to the terms discussed above.

John Didsbury

Mr. Didsbury and DARA entered into an Employment Agreement effective November 28, 2005 and an Amendment to such Employment Agreement September 26, 2007. Pursuant to this employment agreement, Mr. Didsbury was appointed as Executive Vice President of Drug Development.

Pursuant to this agreement, Mr. Didsbury is entitled to an annual base salary of at least $224,000 per year, subject to review and increase annually. Mr. Didsbury is also eligible for bonus payments, with such bonus amounts to be determined in the discretion of the board of directors of DARA. Upon the effective date of his employment agreement, Mr. Didsbury was also awarded stock options under the DARA BioSciences, Inc. 2003 Employee, Director and Consultant Stock Plan covering 150,000 shares of DARA common stock.

In addition to standard employee benefits, under the terms of his employment agreement, Mr. Didsbury is entitled to those benefits afforded to other members of management of DARA.

Mr. Didsbury’s employment agreement also requires that Mr. Didsbury keep certain information confidential and prohibits Mr. Didsbury from engaging in certain activities involving competition with DARA for a one-year period following termination of his employment with DARA.

Under his employment agreement, Mr. Didsbury would, upon termination without “cause” or upon a “change in control”, receive certain severance benefits.

Under Mr. Didsbury’s employment agreement, “cause” is defined as:

•	Theft, dishonesty or falsification of any employment or DARA records by Mr. Didsbury;

•	Conviction of or plea of nolo contendere to a felony or any crime involving moral turpitude;

•

Consistent poor performance or repeated failure to comply with the reasonable directives of the Chief Executive Officer of DARA, as determined by DARA’s board of directors in its sole discretion, which are not cured within thirty days following written notice from DARA;

•	Improper disclosure of DARA’s confidential or proprietary information;

•	Any intentional act that has a material detrimental effect on DARA’s reputation or business; or

•	Any material breach of this Agreement, which breach is not cured within thirty days following written notice of such breach from DARA.

Under Mr. Didsbury’s employment agreement, “change of control” is defined as:

•

Any “Person” (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of DARA representing 50% of more of the total voting power represented by DARA’s then outstanding voting securities (excluding for this purpose DARA or its Affiliates or any employee benefit plan of DARA) pursuant to a transaction or a series of related transactions which DARA’s board of directors does not approve; or

•

A merger of consolidation of DARA whether or not approved by its board of directors, other than a merger or consolidation which would result in the voting securities of DARA outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of DARA or such surviving entity or parent of such corporation outstanding immediately after such merger or consolidation, or the stockholders of DARA approve an agreement for the sale or disposition by DARA of all or substantially all of DARA’s assets.

Under Mr. Didsbury’s employment agreement, upon termination without cause, Mr. Didsbury would be entitled to receive his base salary for a period of one year. In addition, under Mr. Didsbury’s employment agreement, upon termination within one month before or six months after a change of control, Mr. Didsbury would be entitled to receive his base salary for a period of one year.

Stock Option Awards

Each grant of stock options covering shares of DARA common stock in 2006 to named executive officers is contained below in the Outstanding Equity Awards table. Each grant of stock options vests in four equal installments, with the first installment vesting upon grant and the remaining installments vesting annually thereafter.

2006 Employee Bonus Program

During 2006, Mr. Franco and Mr. Didsbury participated in DARA’s 2006 Employee Bonus Program (the “Bonus Program”) covering the 2006 fiscal year. The Bonus Program established a target bonus for each of Mr. Franco and Mr. Didsbury of 20% of their base salary.

In determining awards under the Bonus Program, DARA’s compensation committee reviewed and approved corporate goals. In addition, the compensation committee reviewed and approved Mr. Franco’s individual goals and Mr. Franco reviewed and approved Mr. Didsbury’s individual goals. Following completion of fiscal 2006, the compensation committee reviewed the attainment of corporate goals and Mr. Franco’s attainment of individual goals and determined the level of his award under the Bonus Program, as reflected above in the 2006 Summary Compensation Table. Following completion of fiscal 2006, Mr. Franco reviewed Mr. Didsbury’s attainment of individual goals and determined the level of his award under the Bonus Program, as reflected above in the 2006 Summary Compensation Table.

Outstanding Equity Awards

The following table sets forth information concerning option award awards held by the named executive officers as of December 31, 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Total Options	Option Exercise Price ($)	Option Expiration Date
Thomas W. D’Alonzo	50,000	(1)	—		50,000	2.40	05/23/16
	25,000		25,000	(2)	50,000	2.40	09/12/15
Steve Gorlin	—		—		—	—	—
Richard Franco	56,250		168,750	(3)	225,000	2.40	11/30/16
	112,500		112,500	(4)	225,000	1.60	01/25/15
	187,500		187,500	(5)	375,000	0.67	07/15/14
John Didsbury	7,500		22,500	(6)	30,000	2.40	04/18/16
	75,000		75,000	(7)	150,000	2.40	11/28/15

(1)	This option vested in full on grant.

(2)	This item sets forth the unvested portion of an option grant, which will vest in two equal annual installments of 12,500 shares beginning on September 12, 2007.

(3)	This item sets forth the unvested portion of an option grant, which will vest in three equal annual installments of 56,250 shares beginning on November 30, 2007.

(4)	This item sets forth the unvested portion of an option grant, which will vest in two equal annual installments of 56,250 shares beginning on January 25, 2007.

(5)	This item sets forth the unvested portion of an option grant, which will vest in four equal annual installments of 93,750 shares beginning on July 15, 2007.

(6)	This item sets forth the unvested portion of an option grant, which will vest in three equal annual installments of 7,500 shares beginning on April 18, 2007.

(7)	This item sets forth the unvested portion of an option grant, which will vest in two equal annual installments of 37,500 shares beginning on November 28, 2007.

2006 DARA DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation paid or accrued during 2006 to the non-employee directors of DARA:

Name	Fees Earned or Paid in Cash ($)	Total ($)
Kurt M. Eichler(1)	10,750	10,750
W. Hamilton Jordan	10,150	10,150
Stuart C. McWhorter	8,000	8,000

(1)	Members of DARA’s board of directors were given the option to take shares of DARA common stock in lieu of cash for fees earned for their service as board members. In lieu of cash, Mr. Eichler elected to receive 4,479 shares of common stock with a value equal to $10,750.

Each of DARA’s non-employee directors is entitled to receive a cash retainer of $6,000 per year for serving as a director and a fee of $1,000 and $250 for each regular or special board meeting of DARA that he or she attends in person and telephonically, respectively. Directors who are employees receive no additional compensation for their director service. The chairman and each member of DARA’s standing committees is entitled to receive a fee of $500 and $300, respectively, for each meeting of such committee that he or she attends.

In 2006, Messrs. D’Alonzo, Eichler, Jordan and McWhorter received these directors’ fees. Mr. D’Alonzo received such fees for his service prior to assuming the position of Interim Chief Executive Officer of DARA. Messrs. Gorlin and D’Alonzo each served as executive officers of DARA during a portion of their term as director. Their compensation is described above under “DARA Executive Compensation.”

In addition to cash compensation, each newly appointed or elected director of DARA is entitled to receive a grant of stock options covering 50,000 shares of DARA common stock, which vests in four equal installments, with the first installment vesting upon grant and the remaining installments vesting annually thereafter.

Director Independence

DARA’s board of directors is comprised of a majority of independent directors. DARA’s board has determined that Messrs. Eichler, Jordan, McWhorter, and D’Alonzo are independent directors as defined in the listing standards of The Nasdaq Stock Market, LLC and that such persons have no relationships with the DARA that, in the opinion of DARA’s board, would interfere with their exercise of independent judgment in carrying out their responsibilities as a director.

The following table below provides membership information for each of DARA’s independent directors with respect to DARA’s standing committees.

Director Name	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Kurt M. Eichler	X	X
W. Hamilton Jordan		X	X
Stuart McWhorter	X		X
Tom D’Alonzo	X		X

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements give effect to the proposed merger of Point and DARA. For accounting purposes, DARA is considered to be acquiring the assets of Point in the merger.

The merger will be accounted for as a reverse acquisition in accordance with U.S. generally accepted accounting principles, or GAAP. Under this method of accounting, Point will be treated as the “acquired” company for financial reporting purposes. Assuming the merger closes in the first quarter of 2008 and that Point has approximately $540,000 of net cash at closing, it is anticipated that DARA will retain control of the combined company post-merger and holders of DARA’s equity securities will own 96.4% of the capital stock of the combined company (on a fully-diluted basis). Immediately following the merger, it is anticipated that the board of directors of the combined company will consist of six directors, all of whom are current directors of DARA. In addition, DARA senior management will manage the operations of the combined company. In accordance with guidance applicable to these circumstances, the merger will be considered to be a capital transaction in substance. Accordingly, for accounting purposes, the merger will be treated as the equivalent of DARA issuing stock for the net assets of Point. The net assets of Point will be stated at fair value, which approximates historical cost, with no goodwill or other intangible assets recorded. The accumulated deficit of DARA will be carried forward after the merger.

The unaudited pro forma condensed combined financial statements presented below are based on the historical financial statements of Point and DARA, adjusted to give effect to the acquisition of Point by DARA for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined balance sheet as of September 30, 2007 gives effect to the proposed merger as if it occurred on September 30, 2007 and combines the historical balance sheets of Point and DARA as of September 30, 2007. The Point and DARA balance sheet information was derived from the unaudited balance sheets as of September 30, 2007 included in this proxy statement/prospectus.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006 are presented as if the merger was consummated on January 1, 2007 and January 1, 2006, respectively, and combines the historical results of Point and DARA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively. The historical results of Point and DARA were derived from the unaudited statements of operations for the nine months ended September 30, 2007 and the audited statements of operations for the year ended December 31, 2006, respectively, included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Point and DARA been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this registration statement. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements of Point and DARA for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, included in this proxy statement/prospectus.

DARA BIOSCIENCES, INC.

(A Development Stage Company)

Unaudited Pro Forma Condensed Combined Balance Sheets

	As of September 30, 2007
	DARA	Point	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$11,572,598	$2,310,642	$(628,001	) A	$13,255,239
Prepaid expenses and other current assets	22,912	810,251	—		833,163

Total current assets	11,595,510	3,120,893	(628,001)		14,088,402

Property and equipment (net)	65,090	30,394	(30,394	) B	65,090
Investments	1,374,985	—	—		1,374,985

Total assets	$13,035,585	$3,151,287	$(658,395)		$15,528,477

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$254,501	$97,450	$—		$351,951
Accrued liabilities	935,862	1,479,873	606,999	A	3,022,734

Total current liabilities	1,190,363	1,577,323	606,999		3,374,685
Deferred lease obligation	6,938	—	—		6,938
Patent liability, less current portion	—	30,261	—		30,261

Total liabilities	1,197,301	1,607,584	606,999		3,411,884
Minority interest in Subsidiary	1,107,055	—	—		1,107,055

Stockholders’ equity:
DARA
Common stock, $.001 par value; 40,000,000 shares authorized, 14,087,824 and shares issued and outstanding at September 30, 2007	14,088	—	311,211	C	325,299
Series A convertible preferred stock, $.001 par value; 5,000,000 shares authorized, 5,000,000 shares issued and outstanding at September 30, 2007 (aggregate liquidation preference of $5,000,000)	5,000	—	(5,000	) C	—
Series B convertible preferred stock, $.001 par value; 8,500,000 shares authorized, 6,350,333 shares issued and outstanding at September 30, 2007 (aggregate liquidation preference of $25,500,000)	6,350	—	(6,350	) C	—
Additional paid in capital	20,790,530	—	1,691,738	C	22,482,268
Less stock subscription receivable	(121,250)	—	—		(121,250)
Common stock warrants	784,180	—	—		784,180
Other comprehensive income	1,152,105	—	—		1,152,105
Accumulated deficit	(11,899,774)	—	(735,000	) A, B	(12,634,774)

POINT
Common stock, $.01 par value; 75,000,000 shares authorized, 39,530,130 shares issued and 39,311,585 outstanding at September 30, 2007	—	395,302	(395,302	) C	—
Treasury stock, 218,545 shares outstanding at September 30, 2007 at cost	—	(978,290)	—		(978,290)
Additional paid in capital	—	104,831,722	(104,831,722	) C	—
Deficit accumulated during development stage	—	(102,705,031)	102,705,031	B,C	—

Total stockholders’ equity	10,731,229	1,543,703	(1,265,394)		11,009,538

Total liabilities and stockholders’ equity	$13,035,585	$3,151,287	$(658,395)		$15,528,477

See accompanying notes.

DARA BioSciences, Inc.

(A Development Stage Company)

Unaudited Pro Forma Consolidated Statements of Operations

	Nine Months Ended September 30, 2007
	DARA	Point	Pro Forma Adjustments		Pro Forma Combined
Operating expenses:
Research and development	$2,178,795	$5,823,537	$—		$8,002,332
General and administrative	1,838,320	5,390,538	—		7,228,858

Operating loss	(4,017,115)	(11,214,075)	—		(15,231,190)

Other income and (expense)
Gain on distribution of nonmonetary assets	2,658,251	—	—		2,658,251
Management fee	50,333	—	—		50,333
Interest income	373,637	242,620	—		616,257
Interest expense	(19,350)	—	—		(19,350)
Gain on sale of marketable securities	155,789	—	—		155,789

Other income and (expense)	3,218,660	242,620	—		3,461,280
Minority interest	334,893	—	—		334,893

Net loss available for common shareholders	$(463,562)	$(10,971,455)	$—		$(11,435,017)

Basic and diluted loss per common share	$(0.03)	$(0.29)			$(0.01)

Weighted-average shares outstanding basic and diluted	14,085,138	38,426,842	1,028,985,436	(D)	1,067,412,278

Effect of a reverse stock split on earnings per share (See Note E):
Basic and diluted earnings per share assuming a 1:20 reverse stock split:
Basic and diluted loss per share continuing operations	$—	$(5.71)			$(0.21)

Weighted-average shares outstanding basic and diluted	—	1,921,342	53,417,239	(E)	55,338,581

Effect of a reverse stock split on earnings per share (See Note E):
Basic and diluted earnings per share assuming a 1:50 reverse stock split:
Basic and diluted loss per share continuing operations	$—	$(14.28)			$(0.52)

Weighted-average shares outstanding basic and diluted	—	768,537	21,366,896	(E)	22,135,433

See accompanying notes.

DARA BioSciences, Inc.

(A Development Stage Company)

Unaudited Pro Forma Consolidated Statements of Operations

	Year Ended December 31, 2006
	DARA	Point	Pro Forma Adjustments		Combined
Sponsored research revenue	$—	$438,795	$—		$438,795
Operating expenses:
Research and development	2,985,256	24,030,682	—		27,015,938
General and administrative	2,599,269	6,825,955	—		9,425,224

Operating expenses	5,584,525	30,856,637	—		36,441,162

Operating loss	(5,584,525)	(30,417,842)	—		(36,002,367)

Other income and (expense)
Other income	104,928	—	—		104,928
Management fee	156,627	—	—		156,627
Loss on disposal of fixed assets	(13,029)	—	—		(13,029)
Interest income	408,631	1,052,645	—		1,461,276
Interest expense	(133,863)	—	—		(133,863)
Gain on sale of marketable securities	3,876,545	—	—		3,876,545
Debt forgiveness	(200,346)	—	—		(200,346)

Other income and (expense)	4,199,493	1,052,645	—		5,252,138

Loss before equity method investment	(1,385,032)	(29,365,197)	—		(30,750,229)
Undistributed loss in equity method investment	(580,258)	—	—		(580,258)

Net loss available for common shareholders	$(1,965,290)	$(29,365,197)	$—		$(31,330,487)

Basic and diluted loss per common share	$(0.14)	$(0.90)			$(0.03)

Weighted-average shares outstanding basic and diluted	13,614,996	32,762,925	877,318,325	(D)	910,081,432

Effect of a reverse stock split on earnings per share (See Note E):
Basic and diluted earnings per share assuming a 1:20 reverse stock split:
Basic and diluted loss per share continuing operations	$—	$(17.93)			$(0.66)

Weighted-average shares outstanding basic and diluted	—	1,638,146	45,543,816	(E)	47,181,962

Effect of a reverse stock split on earnings per share (See Note E):
Basic and diluted earnings per share assuming a 1:50 reverse stock split:
Basic and diluted loss per share continuing operations	$—	$(44.81)			$(1.66)

Weighted-average shares outstanding basic and diluted	—	655,259	18,217,526	(E)	18,872,785

See accompanying notes.

Notes to Unaudited Pro Forma Condensed

Combined Financial Information

1. Basis of Presentation

On October 9, 2007, Point and DARA entered into an Agreement and Plan of Merger and Reorganization under which a newly formed wholly-owned subsidiary of Point, will merge with and into DARA. DARA will become a wholly-owned subsidiary of Point and the surviving corporation of the merger. Upon completion of the merger, the combined company will change its name to DARA BioSciences, Inc. Pursuant to the terms of the merger agreement, Point will issue to DARA’s stockholders shares of Point common stock and will assume all of the stock options and warrants of DARA outstanding as of the merger closing date, such that DARA’s stockholders, option holders and warrant holders will own 96.4% of the combined company on a pro forma basis and Point stockholders, option holders and warrant holders will own 3.6% of the combined company on a pro forma basis. The merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code. The merger is subject to customary closing conditions, including approval by Point and DARA stockholders.

Because holders of DARA’s equity securities will own 96.4% of the capital stock of the combined company (on a fully-diluted basis) after the transaction and will have all of the seats on the board of directors, DARA is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition in accordance with accounting principles generally accepted in the U.S. Accordingly, the assets and liabilities of Point will be recorded as of the merger closing date at their estimated fair values.

2. Purchase Price

The preliminary estimated total purchase price of the proposed merger is as follows (in thousands):

Fair value of Point’ common stock	$1,572,463
Estimated fair value of Point stock options and stock warrants assumed	9,331
Estimated transaction costs of DARA	735,000

Total preliminary estimated purchase price	$2,316,794

On October 9, 2007, Point had 39,311,585 shares of common stock outstanding. The fair value of Point common stock used in determining the purchase price was $.04 per share based on the closing price of Point’ common stock on the date DARA entered into the Agreement and Plan of Merger and Reorganization Transaction (October 9, 2007). The fair value of Point’ stock options and stock warrants assumed by DARA was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $.04, which is the value ascribed to the Point common stock in determining the purchase price; weighted average exercise price of options and warrants of $.46 and $1.88, respectively, volatility of 87%; dividend rate of 0%; risk-free interest rate of 4.8%; and a weighted average expected life of 1.42 years for options and 2.65 years for warrants. The estimated purchase price is preliminary because the actual price of the proposed merger will be determined as of the date of final Point stockholders’ approval of the merger. Changes in the purchase price will include modifications to a) reflect the market value of Point stock as of the date of merger approval, b) reflect the actual number of shares of Point common stock and the actual number of Point stock options and stock warrants outstanding on the merger closing date, and c) true-up the DARA costs to complete the merger.

The total purchase price is allocated to the acquired tangible assets and assumed liabilities of Point based on their estimated fair values as of the merger closing date. The net assets of Point will be stated at fair value, with no goodwill or other intangible assets recorded. The excess of purchase price over this fair value of net assets acquired will be expensed upon closing of the merger. The accumulated deficit of DARA will be carried forward after the merger.

A preliminary allocation of the total preliminary estimated purchase price, as shown above, to the acquired tangible assets and assumed liabilities of Point based on the estimated fair values as of September 30, 2007 are as follows:

	Initial Allocation of Purchase Price Based on Net Book Value of Net Assets Acquired	Adjustments	Allocation of Purchase Price Based on Fair Value of Assets Acquired
Cash, cash equivalents and short-term investments	$2,310,642	$(628,001)	$1,682,641
Fixed Assets	30,394	(30,394)	—
Other assets	810,251	—	810,251
Existing assumed liabilities	(1,607,584)	628,001	(979,583)
Merger transaction and other costs	773,091	30,394	803,485

Total	$2,316,794	$—	$2,316,794

The allocation of the estimated purchase price is preliminary because the proposed merger has not yet been completed. The purchase price allocation will remain preliminary until DARA completes its valuation of assets acquired and determines the fair values of other assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

3. Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to certain significant capital transactions of DARA occurring as a direct result of the proposed merger, the acquisition of Point by DARA for accounting purposes and an adjustment for contractual compensation liabilities owed to certain Point key employees, in accordance with Emerging Issues Task Force, or EITF, No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

The unaudited pro forma condensed combined financial statements do not include any adjustments for income taxes because the combined company is anticipated to incur taxable losses for the foreseeable future.

The pro forma adjustments are as follows:

(A) To record compensation to be paid at closing of $628,001 to certain key employees of Point and estimated costs to consummate the merger for both Point and DARA of $975,000 in professional fees related to accounting and legal fees, $100,000 of estimated consulting fees to be incurred through closing, and $160,000 of other costs including such costs as proxy solicitation, printing costs, and other miscellaneous travel costs.

(B) To write off $30,394 (100%) of Point’ property and equipment, consisting primarily of excess office equipment.

(C) To account for the merger of DARA and Point, including the issuance of Point common stock in exchange for outstanding pre-merger DARA common stock, the elimination of Point’s pre-merger equity, the conversion of outstanding DARA preferred stock with the issuance of Point common stock in exchange for all outstanding DARA preferred stock. The pro forma adjustments are based upon completion of the merger and have been adjusted to reflect a 1:35 reverse stock split and the conversion of the DARA preferred stock into common stock.

(D) The pro forma weighted average shares outstanding upon completion of the merger has not been adjusted for the Point reverse stock split that is contemplated in Proposal No. 2 but does take into consideration the conversion of the DARA preferred stock into common stock.

(E) Per Proposal No. 2, if approved by the stockholders, the board would have discretion up until the time of the merger is effective to implement a reverse stock split at a ratio within the range of 1:20 to 1:50. This disclosure reflects the conversion of the DARA preferred stock into common stock and the effects of the minimum and maximum reverse stock splits on pro forma earnings per share and weighted average shares should the board take such action.

WHERE YOU CAN FIND MORE INFORMATION

Point has filed a registration statement on Form S-4 to register with the SEC the Point common stock Point will issue in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Point, in addition to being a proxy statement of Point for an annual meeting of its stockholders and a proxy statement of DARA for a special meeting of its stockholders. This joint proxy statement/prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and the exhibits thereto for additional information. You may obtain copies of the Form S-4 (and any amendments to the Form S-4), including any exhibits to the Form S-4, in the manner described below.

Point files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Point files at the SEC’s public reference room at 100 F Street, N.E., Washington, District of Columbia 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Point’s SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov. The reports and other information filed by Point with the SEC, are also available at Point’s website. The address of Point’s website is www.pther.com. Information contained on Point’s website or that can be accessed through its website is not incorporated by reference into this joint proxy statement/prospectus.

Point has supplied all information contained in this joint proxy statement/prospectus relating to Point and DP Acquisition Corp., and DARA has supplied all information contained in this joint proxy statement/prospectus relating to DARA.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

DARA BioSciences, Inc.

We have audited the accompanying consolidated balance sheets of DARA BioSciences, Inc. (a development stage company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DARA BioSciences, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 8 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting provisions of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment.

/s/    Ernst & Young LLP

Raleigh, North Carolina

November 20, 2007

DARA BioSciences, Inc.

(A Development Stage Company)

Consolidated Balance Sheets

	December 31,		September 30, 2007
	2005	2006
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$584,863	$12,274,641	$11,572,598
Marketable securities	—	1,637,180	—
Interest receivable	13,014	38,949	—
Prepaid expenses and other assets	2,100	—	—
Due from affiliates	322,633	86,368	22,912

Total current assets	922,610	14,037,138	11,595,510

Furniture, fixtures and equipment, net	112,086	81,758	65,090

Investments	1,994,507	4,547,886	1,374,985

Total assets	$3,029,203	$18,666,782	$13,035,585

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$322,886	$154,547	$254,501
Dividend payable	—	3,083,156	—
Accrued liabilities	282,837	432,854	935,862
Current portion of notes payable	446,137	1,427,458	—

Total current liabilities	1,051,860	5,098,015	1,190,363

Long-term debt, less current portion	922,598	—	—
Deferred lease obligation	7,064	12,998	6,938
Minority interest in subsidiary	—	—	1,107,055

Stockholders’ equity
Common stock, $.001 par value; 40,000,000 shares authorized, 13,559,474, 14,081,157 and 14,087,824 shares issued and outstanding at December 31, 2005 and 2006 and September 30, 2007, respectively	13,559	14,081	14,088
Series A convertible preferred stock, $.001 par value; 5,000,000 shares authorized, 5,000,000 shares issued and outstanding at December 31, 2005 and 2006 and September 30, 2007, respectively (aggregate liquidation preference of $5,000,000)	5,000	5,000	5,000
Series B convertible preferred stock, $.001 par value; 8,500,000 shares authorized, 2,075,334, 6,350,333 and 6,350,333 shares issued and outstanding at December 31, 2005 and 2006 and September 30, 2007, respectively (aggregate liquidation preference of $25,500,000)	2,075	6,350	6,350
Additional paid in capital	9,136,731	18,774,678	20,790,530
Common stock warrants	753,510	784,180	784,180
Less stock subscription receivable	(242,500)	(242,500)	(121,250)
Accumulated other comprehensive income	647,572	5,447,536	1,152,105
Deficit accumulated during the development stage	(9,268,266)	(11,233,556)	(11,899,774)

Total stockholders’ equity	1,047,681	13,555,769	10,731,229

Total liabilities and stockholders’ equity	$3,029,203	$18,666,782	$13,035,585

See accompanying notes.

DARA BioSciences, Inc.

(A Development Stage Company)

Consolidated Statements of Operations

	Year Ended December 31,			Nine Months Ended September 30,		Period from June 22, 2002 (inception) to September 30, 2007
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses:
Research and development	$1,771,677	$2,150,222	$2,985,256	$2,281,336	$2,178,795	$9,152,558
General and administrative	1,680,377	3,460,909	2,599,269	1,945,759	1,838,320	10,225,911

Total operating expenses	3,452,054	5,611,131	5,584,525	4,227,095	4,017,115	19,378,469

Loss from operations	(3,452,054)	(5,611,131)	(5,584,525)	(4,227,095)	(4,017,115)	(19,378,469)

Other income (expense)
Gain on distribution of nonmonetary asset	—	2,010,792	—	—	2,658,251	4,669,043
Other income	—	—	104,928	104,928	—	104,928
Management fee	208,998	200,966	156,627	73,654	50,333	616,924
Loss on disposal of fixed assets	—	(5,010)	(13,029)	(12,789)	—	(18,039)
Interest income	61,653	70,704	408,631	209,867	373,637	927,696
Interest expense	(103,203)	(155,244)	(133,863)	(103,958)	(19,350)	(411,660)
Gain on sale of marketable securities	—	—	3,876,545	2,276,781	155,789	4,032,334
Debt forgiveness	—	—	(200,346)	—	—	(200,346)

Other income (expense)	167,448	2,122,208	4,199,493	2,548,483	3,218,660	9,720,879

Loss before undistributed loss in equity method investments and minority interest	(3,284,606)	(3,488,923)	(1,385,032)	(1,678,612)	(798,455)	(9,657,590)
Minority interest	—	—	—	—	334,893	334,893
Undistributed loss in equity method investments	(664,433)	(1,129,731)	(580,258)	(671,954)	—	(2,374,422)

Net loss	$(3,949,039)	$(4,618,654)	$(1,965,290)	$(2,350,566)	$(463,562)	$(11,697,119)

Loss per share attributable to common shareholders, basic and diluted	$(0.42)	$(0.47)	$(0.14)	$(0.17)	$(0.03)

Weighted-average common shares used to compute loss per common share, basic and diluted	9,336,222	9,857,180	13,614,996	13,559,474	14,085,138

See accompanying notes.

DARA BioSciences, Inc.

(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Common Stock Warrants	Stock Subscription Receivable	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive (Loss) Income	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock to founders	—	$—	—	$—	1,040,000	$1,040	$—	$—	$—	$—	$—	$1,040
Net loss	—	—	—	—	—	—	—	—	—	(111,563)	—	(111,563)

Balance at December 31, 2002	—	—	—	—	1,040,000	1,040	—	—	—	(111,563)	—	(110,523)
Issuance of common stock	—	—	—	—	4,960,000	4,960	—	—	—	—	—	4,960
Issuance of preferred stock, net of issuance costs of $176,959	3,335,000	3,335	—	—	—	—	3,158,041	—	—	—	—	3,161,376
Issuance of common stock warrants	—	—	—	—	—	—	(79,870)	79,870	—	—	—	—
Share based compensation	—	—	—	—	—	—	57,000	—	—	—	—	57,000
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(589,010)	—	(589,010)

Balance at December 31, 2003	3,335,000	3,335	—	—	6,000,000	6,000	3,135,171	79,870	—	(700,573)	—	2,523,803
Issuance of common stock	—	—	—	—	292,400	293	174,707	—	—	—	—	175,000
Issuance of preferred stock, net of issuance costs of $155,948	1,665,000	1,665	360,000	360	—	—	2,589,052	—	—	—	—	2,591,077
Stock subscription receivable	—	—	—	—	262,500	262	242,238	—	(242,500)	—	—	—
Issuance of options for services	—	—	—	—	—	—	12,254	—	—	—	—	12,254
Share based compensation	—	—	—	—	—	—	94,219	—	—	—	—	94,219
Issuance of common stock warrants	—	—	—	—	—	—	(72,220)	72,220	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(3,949,039)	—	(3,949,039)

Balance at December 31, 2004	5,000,000	5,000	360,000	360	6,554,900	6,555	6,175,421	152,090	(242,500)	(4,649,612)	—	1,447,314

DARA BioSciences, Inc.

(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)—(Continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Common Stock Warrants	Stock Subscription Receivable	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive (Loss) Income	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2004	5,000,000	$5,000	360,000	$360	6,554,900	$6,555	$6,175,421	$152,090	$(242,500)	$(4,649,612)	$—	$1,447,314
Common stock dividend	—	—	—	—	6,878,264	6,878	(6,878)	—	—	—	—	—
Issuance of common stock	—	—	—	—	126,310	126	67,474	—	—	—	—	67,600
Issuance of preferred stock, net of issuance costs of $88,877	—	—	1,715,334	1,715	—		4,793,625	—	—	—	—	4,795,340
Issuance of options for services	—	—	—	—	—	—	16,304	—	—	—	—	16,304
Share based compensation	—	—	—	—	—	—	1,224,805	—	—	—	—	1,224,805
Issuance of common stock warrants	—	—	—	—	—	—	(601,420)	601,420	—	—	—	—
Dividend of Medivation, Inc. stock	—	—	—	—	—	—	(2,532,600)	—	—	—	—	(2,532,600)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	(4,618,654)	—	(4,618,654)
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	647,572	647,572

Comprehensive loss												(3,971,082)

Balance at December 31, 2005	5,000,000	5,000	2,075,334	2,075	13,559,474	13,559	9,136,731	753,510	(242,500)	(9,268,266)	647,572	1,047,681
Issuance of common stock	—	—	—	—	50	—	50	—	—	—	—	50
Non-cash exercise of options	—	—	—	—	160,833	161	(161)	—	—	—	—	—
Issuance of preferred stock, net of issuance costs of $487,987	—	—	4,274,999	4,275	—	—	12,332,739	—	—	—	—	12,337,014
Non-cash exercise of warrants	—	—	—	—	334,133	334	151,756	(152,090)	—	—	—	—
Issuance of common stock warrants	—	—	—	—	26,667	27	85,274	(5,300)	—	—	—	80,001
Warrants issued	—	—	—	—	—	—	(188,060)	188,060	—	—	—	—
Share based compensation	—	—	—	—	—	—	339,505	—	—	—	—	339,505
Distribution of Surgi-vision, Inc. stock	—	—	—	—	—	—	(3,083,156)	—	—	—	—	(3,083,156)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	(1,965,290)	—	(1,965,290)
Unrealized gain on investments		—	—	—	—	—	—	—	—	—	4,799,964	4,799,964

Comprehensive loss												2,834,674

Balance at December 31, 2006	5,000,000	5,000	6,350,333	6,350	14,081,474	14,081	18,774,678	784,180	(242,500)	(11,233,556)	5,447,536	13,555,769

DARA BioSciences, Inc.

(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)—(Continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Common Stock Warrants	Stock Subscription Receivable	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive (Loss) Income	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2006	5,000,000	$5,000	6,350,333	$6,350	14,081,157	$14,081	$18,774,678	$784,180	$(242,500)	$(11,233,556)	$5,447,536	$13,555,769
Increase in reserves for uncertain tax positions per FIN 48 adoption	—	—	—	—	—	—	—	—	—	(202,656)	—	(202,656)
Issuance of common stock	—	—	—	—	6,667	7	15,993	—	—	—	—	16,000
Conversion of note into equity of subsidiary	—	—	—	—	—	—	1,441,948	—	—	—	—	1,441,948
Share based compensation	—	—	—	—	—	—	557,911	—	—	—	—	557,911
Cancellation of subscription receivable	—	—	—	—	—	—	—	—	121,250	—	—	121,250
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	(463,562)	—	(463,562)
Reversal of unrealized gain on investment upon distribution of investment	—	—	—	—	—	—	—	—	—	—	(4,295,431)	(4,295,431)

Comprehensive loss												$(4,758,993)

Balance at September 30, 2007	5,000,000	$5,000	6,350,333	$6,350	14,087,824	$14,088	$20,790,530	$784,180	$(121,250)	$(11,899,774)	$1,152,105	$10,731,229

See accompanying notes.

DARA BioSciences, Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

	Year Ended December 31,			Nine Months Ended September 30,		Period From June 22, 2002 (Inception) to September 30, 2007
	2004	2005	2006	2006	2007
						(Unaudited)
Operating activities
Net loss	$(3,949,039)	$(4,618,654)	$(1,965,290)	$(2,350,566)	$(463,562)	$(11,697,119)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7,085	19,930	26,528	16,267	21,600	76,384
Forgiveness of stock subscription receivable	—	—	—	—	121,250	121,250
Recognition of expense related to nonmonetary asset	1,035,589	—	—	—	—	1,035,589
Establishment of minority interest in subsidiary	—	—	—	—	1,107,055	1,107,055
Loss from equity investment	664,433	1,129,731	580,258	671,954	—	2,374,422
Accretion of debt discount	103,202	154,804	133,863	30,559	—	391,869
Share based compensation	106,473	1,241,109	339,505	214,242	557,911	2,301,999
Expense of warrants issued with convertible notes	—	—	4,860	—	—	4,860
Loss on disposal of furniture, fixtures and equipment	—	5,010	13,029	—	—	18,039
Gain on distribution of investments	—	(2,010,792)	(3,083,156)	—	—	(5,093,948)
Gain on sale of marketable securities	—	—	(3,876,545)	(2,276,781)	(1,792,969)	(5,669,514)
Deferred lease obligation	15,144	(8,080)	5,934	(5,001)	(6,060)	6,938
Changes in operating assets and liabilities:
Interest receivable	10,125	(13,014)	(25,935)	(9,549)	38,949	—
Other receivables	(4,537)	2,472	2,100	572	—	—
Other prepaid expenses	(14,365)	14,365	—	—	(22,912)	(22,912)
Due from affiliates	(51,789)	(298,246)	236,265	(112,654)	86,368	(27,402)
Accounts payable	159,221	(225,886)	(168,339)	(188,587)	114,444	(61,009)
Accrued liabilities	148,062	122,626	150,017	122,131	815,002	1,247,856
Dividend payable	—	—	3,083,156	—	(3,083,156)	—

Net cash used in operating activities	(1,770,396)	(4,484,625)	(4,543,750)	(3,887,413)	(2,506,080)	(13,885,643)

Investing activities
Purchases of furniture, fixtures, and equipment	(49,715)	(88,742)	(9,637)	(9,637)	(4,932)	(160,471)
Proceeds from sale of furniture, fixtures, and equipment	—	550	408	—	—	958
Purchase of investments in affiliates	(2,120,000)	(350,500)		—	—	(2,471,400)
Issuance of notes receivable	(350,000)	—	—	—	—	(1,400,000)
Payments on notes receivable	711,045	—	—	—	—	711,045
Proceeds from sale of investments in affiliates	—	—	3,905,692	2,432,709	1,792,969	5,698,661

Net cash (used in) provided by investing activities	(1,808,670)	(438,692)	3,896,463	2,423,072	1,788,037	2,378,793

DARA BioSciences, Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows—(Continued)

	Year Ended December 31,			Nine Months Ended September 30,		Period From June 22, 2002 (Inception) to September 30, 2007
	2004	2005	2006	2006	2007
						(Unaudited)

Financing activities
Proceeds from issuance of notes payable	—	80,000	—	—	—	105,000
Principal payments on notes payable	(25,000)	(150,000)	(80,000)	(80,000)	—	(255,000)
Proceeds from exercise of options and warrants	—	—	80,051	—	—	80,051
Proceeds from issuance of preferred stock and common stock, net of issuance costs	2,766,067	4,862,940	12,337,014	12,337,014	16,000	23,149,397

Net cash provided by financing activities	2,741,067	4,792,940	12,337,065	12,257,014	16,000	23,079,448

Net (decrease) increase in cash and cash equivalents	(837,999)	(130,377)	11,689,778	10,792,673	(702,043)	11,572,598
Cash and cash equivalents at beginning of period	1,553,239	715,240	584,863	584,863	12,274,641	—

Cash and cash equivalents at end of period	$715,240	$584,863	$12,274,641	$11,377,536	$11,572,598	$11,572,598

Supplemental disclosure of non-cash financing activity
Equipment purchased through financing	$—	$20,518	$—	$—	$—	$20,518
Payable accrued for stock issuance	350,000	—	—	—	—	350,000
Note issued for stock issuance	150,000	—	—	—	—	150,000
Note issued for prepaid license fee	1,000,000	—	—	—	—	1,000,000
Note received for stock issuance	(242,500)	—	—	—	—	(242,500)
Stock received for consideration of outstanding loans	(427,280)	—	—	—	—	(427,280)

	$831,260	$20,518	$—	$—	$—	$851,778

See accompanying notes.

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

DARA BioSciences, Inc. (a development stage company), headquartered in Raleigh, North Carolina, was incorporated on July 22, 2002. The Company is a development stage company that acquires therapeutic candidates for medical technology. To date, the Company has focused its development efforts on metabolic diseases and central nervous system disorders such as therapeutics for the treatment of neuropathic pain, diabetes and obesity, and also in the prevention and treatment of diabetic complications. The Company’s key strategy is to acquire, develop, and commercialize products that are already in clinical development as well as to commercialize earlier stage products and technologies that are based on discoveries that have the potential to transform medicine and drug development. Additionally, the Company acquires interests in other companies having later stage technologies to further its goals.

The activities of the Company have primarily consisted of establishing offices and research facilities, recruiting personnel, conducting research and development, performing business and financial planning and raising capital. Accordingly, the Company is considered to be in the development stage. The Company has incurred losses since inception through September 30, 2007 of $11,697,119 and expects to continue to incur losses and require additional financial resources to achieve commercialization of its products.

The Company’s business is subject to significant risks consistent with biotechnology companies that are developing technologies and eventually products for human therapeutic use. These risks include, but are not limited to, uncertainties regarding research and development, access to capital, obtaining and enforcing patents, receiving regulatory approval and competition with other biotechnology and pharmaceutical companies.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Data

The accompanying consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and of cash flows for the nine months ended September 30, 2006 and 2007 and for the period from July 22, 2002 (inception) through September 30, 2007 and the consolidated statements of stockholders’ equity (deficit) for the nine months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 30, 2007 and the results of its operations and cash flows for the nine months ended September 30, 2006 and 2007 and for the period from July 22, 2002 (inception) to September 30, 2007. The financial data and other information disclosed in these notes to the consolidated financial statements related to the nine month periods are unaudited. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

Stock Dividend

On April 28, 2005, the board of directors approved a three for two (3:2) stock split in the form of a stock dividend. Shareholders of record on April 28, 2005 received a stock dividend of one share of common stock for every two shares of capital stock (preferred or common) owned on that date.

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of DARA BioSciences, Inc. and its majority-owned subsidiaries: MIKKO Pharmaceuticals; DARA Therapeutics, Inc.; OnsetThera, Inc.; Signum Pharmaceuticals, Inc. and NYVARA Pharmaceuticals, Inc. The Company has control of all subsidiaries, and as such they are all consolidated in the presentation of the consolidated financial statements. All significant intercompany transactions have been eliminated in the consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate their fair value.

Investments and Marketable Securities

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of securities at the time of purchase. To date, all marketable securities have been classified as available-for-sale, and are carried at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit). The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all marketable securities as short-term.

The Company’s other investments include investments in privately-held companies. Pursuant to APB 18, The Equity Method of Accounting for Investments in Common Stock, the Company accounts for these investments either at historical cost, or if the Company has significant influence over the investee, the Company accounts for these investments using the equity method of accounting. The Company reviews all investments for indicators of impairment. In making impairment determinations for investments in privately-held companies and investments in available-for-sale securities, the Company considers certain factors, including each company’s cash position, financing needs, earnings, revenue outlook, operational performance, management or ownership changes as well as competition. In making impairment determinations for investments of available-for-sale securities, the Company also reviews the current market price for other-than-temporary declines in values following the guidance required by Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue 03-01, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost and depreciated over the estimated useful lives of the assets (five years) using the straight-line method.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development costs include personnel and personnel related costs, costs associated with clinical trials, including amounts paid to clinical research organizations and clinical investigators, manufacturing, process development and clinical product supply costs, research costs and other consulting and professional services, and allocated facility and related expenses.

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees, members of the board of directors and consultants.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (“FIN 44”) as permitted by SFAS No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation. In accordance with APB 25, stock-based compensation is calculated using the intrinsic value method and represents the difference between the deemed per share market price of the stock and the per share exercise price of the stock option. The resulting stock-based compensation is deferred and amortized to expense over the grant’s vesting period, which is generally four years. For variable awards, compensation expense is measured each period as the incremental difference between the fair value of the shares and the exercise price of the stock options. Compensation expense relating to variable awards is recorded using a graded vesting model in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R replaces SFAS 123 and supersedes APB 25. Under SFAS 123R, stock-based awards, including stock options, are recorded at fair value as of the grant date and recognized to expense over the employee’s requisite service period (generally the vesting period) which the Company has elected to amortize on a straight-line basis. Because non-cash stock compensation expense is based on awards ultimately expected to vest, it has been reduced by an estimate for future forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition and the Company will no longer be able to apply the minimum value method and instead must calculate the fair value of its employee stock options using an estimated volatility rate.

The Company adopted the provisions of SFAS 123R using the prospective transition method. Under the prospective transition method non-public entities that previously applied SFAS 123 using the minimum-value method for financial statement recognition or pro forma disclosure purposes will continue to account for non-vested equity awards outstanding at the date of adoption of SFAS 123R in the same manner as they had been accounted for prior to the adoption (APB 25 intrinsic value method for the Company). All awards granted, modified or settled after the date of adoption have been accounted for using the measurement, recognition and attribution provisions of SFAS 123R. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation costs estimated for the SFAS 123 pro forma disclosures.

With the adoption of FAS 123R, the Company has elected to use the Black-Scholes-Merton option pricing model to determine the fair value of options granted. Share price volatility is a statistical measure of the expected fluctuations (upward and downward) in an entity’s share price over time. Because there is no trading history for its common shares, the Company estimates expected volatility based on an analysis of historical stock price data reported for a peer group of public companies. The expected life is the length of time options are expected to be outstanding before being exercised. The Company estimates expected life using the “simplified” method as allowed under the provision of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107,

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

Share-Based Payment. The simplified method uses an average of the option vesting period and the option’s original contractual term. The Company uses the implied yield of U.S. Treasury instruments with terms consistent with the expected life of options as the risk-free interest rate. FAS 123R requires companies to estimate a forfeiture rate for options and accordingly reduce the compensation expense reported. The Company used historical data among other factors to estimate the forfeiture rate.

The weighted average assumptions utilized to determine fair value are summarized in the following table:

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)
Dividend yield	-	-	-	-	-
Volatility	75%	75%	75%	75%	75%
Weighted-average expected life (in years)	9.4	9.0	8.6	8.5	8.7
Risk free interest rate	3.6	3.9	4.6	4.7	4.3
Forfeiture	-	-	-	10.00%	10.00%

As a result of adopting SFAS No. 123R on January 1, 2006, the net loss for the year ended December 31, 2006 was higher by approximately $73,011, than if the Company had continued to account for stock-based compensation under APB 25 and diluted loss per share would have decreased by $0.01. As of December 31, 2006 and September 30, 2007, there was approximately $491,646 and $1,780,228, respectively, of unrecognized compensation expense recorded which will be recognized over a weighted average remaining period of 2.71 and 2.65 years, respectively. The intrinsic value of options exercised for 2006 was $369,919.

The Company recognized stock-based compensation expense as follows:

	Year Ended December 31,			Nine Months Ended September 30,		Period from July 22, 2002 (inception) through September 30, 2007
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)	(Unaudited)
Research and development	$-	$-	$28,080	$18,853	$143,209	$171,289
General and administrative	106,473	1,241,109	311,425	225,389	414,702	2,130,709

Total stock-based compensation	$106,473	$1,241,109	$339,505	$244,242	$557,911	$2,301,998

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair-value approach. The equity instruments, consisting of stock options and warrants granted to lenders and consultants, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and are recognized as an expense over the term of the related financing or the period over which services are received. The Company recognized stock-based compensation expense for awards to non-employees totaling $116,923, $484,977 and $111,392 for the years ended December 31, 2004, 2005 and 2006, respectively, $32,666 and $1,706 for the nine months ended September 30, 2006 and 2007, respectively, and $771,998 for the period from July 22, 2002 (inception) through September 30, 2007.

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

Income Taxes

The liability method is used in accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes, (“ SFAS 109”). Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company’s policy is to classify any interest or penalties recognized in accordance with FIN 48 as interest expense or an expense other than income tax expense, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held.

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, requires components of other comprehensive income, including gains and losses on available-for-sale investments, to be included as part of total comprehensive income. The Company displays comprehensive income (loss) and its components as part of the statement of stockholders’ equity (deficit). Comprehensive income (loss) consists of net loss and unrealized gains and losses on available-for-sale investments.

Loss Per Share

Basic loss per share is calculated by dividing the earnings or loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period less the weighted average unvested common shares subject to repurchase and without consideration for common stock equivalents. Diluted loss per share is computed by dividing the loss applicable to common stockholders by the weighted-average number of common share equivalents outstanding for the period less the weighted average unvested common shares subject to repurchase and dilutive common stock equivalents for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, options to purchase common stock, and warrants to purchase common stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Shares of common stock subject to outstanding options, warrants and conversion of series A and B preferred stock totaling 6,453,400, 9,352,600 and 13,522,900, for the years ended December 31, 2004, 2005 and 2006, respectively, and 14,260,200 and 14,565,600 for the nine months ended September 30, 2006 and 2007, respectively, have been excluded from the diluted loss per share because their inclusion would be anti-dilutive.

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), to provide enhanced guidance when using fair value to measure assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies whenever other pronouncements require or permit assets or liabilities to be measured at fair value and, while not requiring new fair value measurements, may change current practices. SFAS 157 is effective for the Company beginning in fiscal year 2008. The Company is currently evaluating the impact SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 will become effective for the Company beginning in the first quarter of fiscal year 2009. The Company is currently evaluating the impact that SFAS 159 will have on its consolidated financial statements.

3. Due from Affiliates

During 2005 and 2006, the Company advanced certain funds and charged an allocation for certain management costs and indirect corporate overhead to each of the subsidiaries and to its two unconsolidated affiliates Medeikon Corporation (“Medeikon”) and Surgi-Vision, Inc. (“Surgi-Vision”).

All amounts due from majority owned subsidiaries have been eliminated in the consolidated financial statements. In 2006, the Company charged a total of approximately $73,650 in management fees to its two unconsolidated affiliates; was paid a total of approximately $195,000 of management fees; and wrote off approximately $200,000 in exchange for receiving certain warrants from Surgi-Vision. As of December 31, 2005 and 2006 and September 30, 2007, the amounts due from unconsolidated affiliates were approximately $322,633, $86,368 and $22,912, respectively.

4. Investments and Marketable Securities

Medivation, Inc.

At December 31, 2006, the Company owned one investment in marketable available-for-sale securities in Medivation, Inc., a publicly traded corporation, (NASDAQ-GM; MDVN). The Company recorded gross unrealized gains in excess of their investment carrying amount of $1,637,180 at December 31, 2006. The estimated fair value of this investment is $1,637,180 at December 31, 2006.

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

Management has the ability and intent, if necessary, to liquidate any of its marketable securities in order to meet the Company’s liquidity needs in the next 12 months. The estimated fair value of marketable securities was based on the market value on December 31, 2006.

During fiscal 2003, the Company had a $900 investment in Medivation, Inc. (“Medivation”). During 2004, Medivation merged with Orion Acquisition Corp II (“Orion”) and the Company’s $900 was converted into shares equivalent to 2,212,830 shares of common stock of Orion in a reverse merger conversion. The Company also acquired, through conversion of debt to equity, an additional 444,487 shares and held warrants with an exercise price of $1.55 per share for 161,290 shares.

During fiscal 2005, the Company declared and paid a dividend to its stockholders in the form of 2,010,000 shares of common stock of Medivation. The Company’s stockholders received approximately 14 1/2 shares of Medivation for every one hundred shares of the Company’s capital stock held. As a result, the Company recorded charges against retained earnings of $2,532,600, which represents the aggregate market value of the shares of Medivation that were issued as a dividend. In connection with this transaction, the Company recognized a gain of $2,010,792 in 2005, representing the excess of the aggregate market value of the shares of Medivation issued over the aggregate carrying value of these shares. This investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with APB 18.

On December 18, 2006, the Company acquired 114,288 shares of Medivation common stock by surrendering warrants in a cashless exercise. The Company sold 10,800 shares of Medivation common stock prior to December 31, 2006. At the balance sheet date, the Company owned 103,488 shares of Medivation common stock. These shares are classified as marketable securities. The value of the Medivation stock at December 31, 2006 resulted in an unrealized gain of $1,637,180, which is reflected as a component of other comprehensive income. The Company sold the remaining investment in Medivation during 2007.

Surgi-Vision

During fiscal 2004, the Company invested $2,000,000 for 9,094,970 shares of Surgi-Vision common stock representing a 46.0% ownership interest. In accordance with APB 18, the Company evaluated its ownership interest and determined that it had the ability to exercise significant influence over the operations of Surgi-Vision and determined that the investment should be accounted for under the equity method. Application of the equity method resulted in an equity method loss in Surgi-Vision for the years ended December 31, 2004, 2005 and 2006 of $641,880, $395,400 and $225,590, respectively, reducing the carrying amount of the investment to $1,358,119, $962,715 and $737,129 at December 31, 2004, 2005 and 2006, respectively. On September 29, 2006, the Company declared a dividend payable to shareholders of record as of December 1, 2006 of common stock of Surgi-Vision to all investors and vested stock option holders of 6,166,312 and 178,688 shares, respectively. At the time of the declaration, the Company had recorded an unrealized gain of $3,810,356 relating to the shares in other comprehensive income. The transaction became a realized gain upon distribution in January 2007 and the remaining investment is carried at fair value at September 30, 2007 at $1,374,985.

Medeikon

During fiscal 2004, the Company acquired 1,171,944 shares of Medeikon for $600,000 representing a 15% ownership. The Company did not have the ability to exercise significant influence over the management of the investee company, and therefore the investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with APB 18. During 2005, the Company invested an additional $350,000 in Medeikon resulting in an increase in ownership to 23.8%. In accordance with APB 18, the

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

Company re-evaluated its ownership interest and whether it had the ability to exercise significant influence over the operation of Medeikon and determined that the additional investment triggered a change in accounting for the investment from the cost method to the equity method, which the Company adopted in 2005. As required by APB 18, the investment and results of operations for the prior periods presented have been retroactively adjusted and restated to reflect the application of the equity method. During 2006, the Company invested an additional $100,000 in Medeikon resulting in an increase in ownership to approximately 25.4%. The Company’s share of Medeikon’s loss for the year ended December 31, 2006 exceeded its basis. The loss of a minority interest is limited to the extent of equity capital. Application of the equity method resulted in an equity method loss in Medikon for the years ended December 31, 2004, 2005 and 2006 of $22,552, $734,327 and $293,121, respectively, reducing the carrying value at December 31, 2005 and 2006 of the investment in equity method investee to $193,121 and $0, respectively.

5. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consists of the following:

	December 31, 2005	December 31, 2006	September 30, 2007
			(unaudited)
Furniture and fixtures	$61,684	$52,716	$61,345
Computer equipment	64,125	60,393	55,329
Computer software	4,245	4,245	5,612
Leasehold improvements	8,936	8,936	8,936

	138,990	126,290	131,222
Less accumulated depreciation	(26,904)	(44,532)	(66,132)

Furniture, fixtures and equipment, net	$112,086	$81,758	$65,090

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was $7,085, $19,930, and $26,530, respectively, $19,900 and $21,600 for the nine months ended September 30, 2006 and 2007, respectively, and $76,380 for the period from inception (July 22, 2002) to September 30, 2007.

6. Notes Payable

On May 3, 2004, the Company issued a promissory note (the “MGH Note”) to Massachusetts General Hospital (“MGH”) in consideration for the license of the patents and technological information related to the therapeutic application of the Spicamycin compound for neuropathic pain (see note 9). The principal amount of the MGH Note was $1,000,000 and was settleable through issuance of $1,000,000 in common stock of DARA Therapeutics, Inc. (formerly DARA Pharmaceuticals, Inc.), a wholly owned subsidiary of the Company at the maturity date, or due and payable in two equal payments of $500,000 at May 3, 2006 and May 3, 2007, as well as an additional $500,000 if the full face of the note was repaid in cash. The original MGH Note had no stated interest rate.

The Company accounted for the MGH Note in accordance with APB 14 and utilized a discounted cash flow model with an incremental borrowing rate of 15% to determine the fair value of the MGH Note. At May 3, 2004, the Company determined that the fair value of the MGH Note was approximately $1,035,000 and recorded a discount of $465,000. Also, as part of the original agreement, if the Company elected to settle the debt through issuance of shares of common stock DARA Therapeutics common stock (at a price per share as defined in the

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

agreement), a repurchase put feature would be triggered. Under this repurchase feature, if DARA Therapeutics completed a sub-licensing or commercialization agreement with a third party using the Spicamycin technology, MGH would have the ability to require DARA Therapeutics to repurchase its shares of common stock at a price based upon MGH’s percentage of equity ownership in DARA Therapeutics as defined in the agreement.

On March 3, 2006, the promissory note was amended to extend the payment dates to March 3, 2007 and September 3, 2007 and accrue interest at 5% annually on $500,000 beginning March 3, 2006 and 5% annually on the remaining $500,000 beginning March 3, 2007.

Approximately $103,203, $155,244 and $133,863 for the years ended December 31, 2004, 2005 and 2006, respectively, $103,958 and $19,350 for the nine months ended September 30, 2006 and 2007, respectively, and $411,660 of interest expense for the period from July 22, 2002 (inception) through September 30, 2007 was attributable to the amortization of the debt discount and accrued interest on the MGH Note.

On March 1, 2007, DARA Therapeutics settled the MGH Note through the issuance of 333,334 shares of common stock of DARA Therapeutics representing 25% of the then outstanding stock of DARA Therapeutics. The Company recorded the issuance of DARA Therapeutics shares as additional paid in capital in the amount of $1,441,948.

On November 30, 2005, the Company issued convertible notes with a principle amount of $80,000. The notes were due November 30, 2006 and bore interest at 7%. The principle and accrued interest were convertible upon the next equity financing as defined in the agreement at a conversion price per share of 85% of the next equity financing. The holders had other conversion options to convert the notes into capital stock as defined in the agreement. The notes also had detachable warrants to purchase common stock based on terms as defined in the warrant agreement. The Company recorded the $5,400 fair value of the warrants as a discount on the notes. The warrants have a term of 5 years. On April 12, 2006, the notes and accrued interest totaling $85,600 were settled by the Company for cash. On November 30, 2006, the detachable warrants were exercised for cash proceeds to the Company of $80,000.

7. Stockholders’ Equity (Deficit)

Common Stock

The Company has authorized the issuance of 65,000,000 shares of common stock. The common stock has a par value of $.001 per share. At December 31, 2005 and 2006 and September 30, 2007, there were 13,559,474, 14,081,157 and 14,087,824 shares of common stock issued and outstanding, respectively. Holders of common stock are entitled to one vote for each share held and are entitled to any dividend declared.

Preferred Stock

The Company has authorized 25,000,000 shares of preferred stock. Five million shares have been designated as Series A Preferred Stock. The preferred stock has a par value of $.001 per share. At December 31, 2005 and 2006 and September 30, 2007 there were 5,000,000 shares of Series A Preferred Stock issued and outstanding. Holders of preferred stock are entitled to vote the number of votes equal to the number of whole shares of common stock into which such shares of preferred stock could be converted. The preferred stock has no

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

dividend rate; however, the Company will pay any dividends declared in equal amounts per share and holders of preferred stock will participate in such dividends on an as-converted basis. The Company has not paid a cash dividend since inception. The Series A Preferred Stock may be converted into common stock at a one-for-one conversion rate. The Series A Preferred Stock will automatically convert into common stock at the applicable conversion rate upon the closing of the Company’s initial public offering or the consent of holders of a majority of the outstanding shares of the Series A Preferred Stock. The initial conversion price of the Series A Preferred Stock is $1.00 and is subject to adjustment upon the occurrence of certain events. In connection with the issuance of the Series A convertible preferred stock, the Company issued a total of 429,600 warrants to third party service providers to purchase common stock with an exercise price of $0.67 and had a 5 year life. The warrants had a fair value of $152,090 which represents direct financing costs. In December 2006, 429,600 warrants with an exercise price of $0.67 were converted into 334,133 shares of common stock through a cashless exercise.

During 2004, the Company designated 8,500,000 shares as Series B Preferred Stock. The Series B Preferred Stock has a par value of $.001 per share. At December 31, 2005 and 2006 and September 30, 2007, there were 2,075,334, 6,350,333 and 6,350,333 shares of Series B Preferred Stock issued and outstanding, respectively. Holders of preferred stock are entitled to vote the number of whole shares of common stock into which such shares of preferred stock could be converted. The preferred stock has no dividend rate; however, the Company will pay any dividend declared in equal amounts per share and holders of preferred stock will participate in such dividends on an as-converted basis. The Company has not paid a cash dividend since inception. The Series B Preferred Stock may be converted into common stock at a one-to-one conversion rate. The Series B Preferred Stock will automatically convert into common stock at the applicable conversion rate upon the closing of the Company’s initial public offering or the consent of holders of a majority of the outstanding shares of the Series B Preferred Stock. The initial conversion price of the Series B Preferred Stock is $3.00 and is subject to adjustment upon the occurrence of certain events. In connection with the issuances of Series B convertible preferred stock, the Company issued 217,241 and 172,533 warrants to third party service providers to purchase common stock with an exercise price of $2.00 and $3.00 in 2005 and 2006, respectively. The warrants have a term of 5 years. The warrants had a fair value of $329,800 and $188,060 which represents the direct financing costs. The Company also issued 187,500 warrants to purchase common stock to certain new common stock investors. These warrants had a fair value of $266,320.

Effective October 18, 2005, the board of directors designated 6,500,000 shares of Series C Preferred Stock. The Series C Preferred Stock has a par value of $.001. No shares of Series C Preferred Stock are issued and outstanding.

Common Stock Reserved For Future Issuance

The Company has reserved authorized shares of common stock for future issuance as follows:

	December 31, 2006	September 30, 2007
		(unaudited)
Conversion of Series A and B preferred stock	11,350,333	11,350,333
Outstanding stock options	1,568,700	2,603,790
Possible future issuance under stock option plan	764,500	729,410
Outstanding warrants	577,274	577,274

	14,260,807	15,260,807

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

8. Stock Based Compensation

During 2003, the Company adopted a stock-based compensation plan which provides for the granting of incentive stock options, non-qualified stock options, and stock grants. The Company’s 2003 plan provides for the granting by the board of directors of incentive stock options to employees and non-qualified stock options to employees, directors, and consultants of the Company or its subsidiaries. Options granted and shares underlying stock purchase rights issued under the 2003 Plan vest over periods determined by the board of directors, generally over three years, with 25% vested upon issuance and an additional 25% vested each of the successive three anniversary dates of the grant.

For participants who own 10% or less of the total combined voting power of all classes of stock of the Company or its affiliate, an incentive stock option’s exercise price must not be less than estimated fair value and its maximum term is ten years. For participants who own more than 10% of the total combined voting power of all classes of stock of the Company or its affiliate, an incentive stock option’s exercise price must not be less than 110% of estimated fair value and its maximum term is five years. The maximum term of non-qualified stock options is determined by the administrator of the plan, which is the board of directors. Incentive stock options and non-qualified stock options were granted through September 30, 2007. These options are exercisable for a period not to exceed ten years and vesting for the options granted to date range from being 100% fully vested to 25% immediately vested and the remainder vesting over a three year period.

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes activity under the Company’s stock option plan from March 12, 2003 (plan inception) through September 30, 2007:

	Shares Available for Grant	Shares Subject to Outstanding Options	Weighted Average Exercise Price
Shares authorized at March 12, 2003	1,000,000	—	$—
Options granted	(100,000)	100,000	$0.53
Options exercised	—	—	$—
Options forfeited	—	—	$—

Balance at December 31, 2003	900,000	100,000	$0.53
Options granted	(605,000)	605,000	$0.64
Options exercised	—	(393,750)	$0.62
Options forfeited	—	—	$—

Balance at December 31, 2004	295,000	311,250	$0.63
Shares authorized on January 25, 2005	1,000,000	—	$—
Options granted through April 28, 2005	(390,000)	390,000	$1.93
Additional authorized shares due to stock dividend on April 28, 2005	1,000,000	—	$—
Options granted as result of stock dividend on April 28, 2005	(547,500)	547,500	$1.93
Options granted after April 28, 2005	(410,000)	410,000	$1.93
Options exercised	—	(33,000)	$0.53
Options forfeited	179,500	(179,500)	$1.38

Balance at December 31, 2005	1,127,000	1,446,250	$1.43
Options granted	(460,000)	460,000	$2.40
Options exercised	—	(240,050)	$0.75
Options forfeited	97,500	(97,500)	$1.09

Balance at December 31, 2006	764,500	1,568,700	$1.84
Shares authorized on January 16, 2007	1,000,000	—	$—
Options granted (unaudited)	(1,084,540)	1,084,540	$2.59
Options exercised (unaudited)	—	—	$—
Options forfeited (unaudited)	49,450	(49,450)	$2.28

Balance at September 30, 2007 (unaudited)	729,410	2,603,790	$2.14

Vested and expected to vest at September 30, 2007 (unaudited)		2,603,790	$2.15

Exerciseable at September 30, 2007 (unaudited)		1,250,135	$1.81

As of September 30, 2007, the weighted-average remaining contractual term for outstanding stock options and for exerciseable stock options was 8.7 years and 8.1 years, respectively, and the intrinsic value of these options was $1,443,800 and $1,299,420, respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s stock price of $2.70 per share as of September 30, 2007, which would have been received by the option holders had all options holders exercised their options on September 30, 2007. This amount changes based on the fair market value of the Company’s stock.

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

During the nine months ended September 30, 2007, the Company granted 1,084,540 stock options with an estimated total grant date fair value of $2.59 per share.

Notes Receivable From Shareholders

During December 2004, the Company entered into a restricted stock agreement with an independent consultant for the purchase 393,750 shares of common stock at an average exercise price of $0.62 per share. In connection with this restricted stock agreement, the independent consultant purchased the shares through issuance of a non-recourse loan to the Company which was secured by the Company’s stock. The note has a five-year term with a market rate of interest. In June 2005, the independent consultant became an employee of the Company and the terms of the loan agreement remained intact. In June 2006, the Company entered into an amended employment agreement with the employee which included forgiveness of the loan over a two-year period. The Company recorded share based compensation associated with the note of $700,430 and $20,000 for the years ended December 31, 2005 and 2006, respectively, and $130,000 for the nine months ended September 30, 2007.

The weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 was $0.10, $0.34, $1.63, $1.63 and $1.83, respectively.

At December 31, 2006, options to purchase 1,411,830 shares with a weighted-average exercise price of $1.84 per share, a weighted-average remaining contractual term of 8.6 years and aggregate intrinsic value of $785,396 were vested or expected to vest. At December 31, 2006, options to purchase 724,663 shares with a weighted-average exercise price of $1.68 per share, a weighted-average remaining contractual term of 8.4 years and aggregate intrinsic value of $525,048 were exercisable. Aggregate intrinsic value shown is equal to the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in the money.

The following table summarizes information about stock options outstanding as of December 31, 2006:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at December 31, 2006	Weighted Average Exercise Price
$0.53	30,000	7.1 years	$0.53	15,000	$0.53
$0.67	281,250	7.5 years	$0.67	188,438	$0.67
$1.60	412,500	8.1 years	$1.60	213,750	$1.60
$2.40	844,950	9.2 years	$2.40	307,745	$2.40

	1,568,700			859,933

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes information about stock options outstanding as of September 30, 2007:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding at September 30, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at September 30, 2007	Weighted Average Exercise Price
$0.53	30,000	6.4 years	$0.53	30,000	$0.53
$0.67	281,250	6.8 years	$0.67	281,250	$0.67
$1.60	405,000	7.3 years	$1.60	307,500	$1.60
$2.40	1,207,540	8.9 years	$2.40	461,385	$2.40
$2.70	680,000	10.0 years	$2.70	170,000	$2.70

	2,603,790			1,250,135

The Company has issued new shares of common stock upon all exercises of stock options to date and does not currently expect to repurchase shares of common stock in future years to reserve for issuance upon exercise of stock options.

9. License Agreements

On May 4, 2004, the Company entered into a license agreement (the “MGH License Agreement”) with MGH under which the Company received a worldwide non-exclusive license to develop and commercialize licensed products based on patents and technological information related to therapeutic derivatives of Spicamycin in exchange for a promissory note and a royalty agreement related to future products and processes resulting from the technology as defined in the agreement. The Company recorded $1,035,000 in research and development expense during 2004 related to the license.

In connection with the MGH License Agreement, on July 1, 2004 the Company entered into a license agreement (the “Kirin License Agreement”) with Kirin Brewery Company, Limited (“Kirin”) for its KRN 5500 compound for the treatment of pain and central and peripheral nervous system conditions or diseases. The Company made a $100,000 license fee payment in 2004 which was recorded in research and development expense. In addition, the Company will be obligated to make future payments upon achievement of certain milestones.

10. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities for federal income tax purposes are as follows at December 31:

	2005	2006
Deferred tax assets (liabilities):
Net operating loss carryforwards	$1,537,440	$1,833,897
Unrealized gain on marketable securities	—	(2,106,678)
Investments and other	1,009,895	1,233,351

Total deferred tax assets	2,547,335	960,570

Valuation allowance	(2,547,335)	(960,570)

Net deferred tax assets	$—	$—

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

The Company has provided a valuation allowance against the deferred tax assets recorded as of December 31, 2005 and 2006, due to uncertainties as to their ultimate realization.

As of December 31, 2005 and 2006, the Company had estimated $3,988,000 and $4,763,000 of U.S. Federal net operating loss carryforwards that expire between 2022 and 2026. The Internal Revenue Code provides limitations on utilization of existing net operating losses and tax credit carryforward against future taxable income if certain changes in equity occur.

On January 1, 2007, the Company adopted FIN 48. There was a cumulative effect adjustment of approximately $200,000 upon adoption and included in this amount is approximately $8,000 related to penalties and interest. Since the Company has incurred cumulative operating losses since inception, all tax years remain open to examination by major jurisdictions.

11. Lease Commitments

During 2006, the Company reimbursed a certain officer, director and shareholder for use of certain office space in Florida in the amount of $2,000 per month through June, 2006. In prior years, the Company also reimbursed another officer, director and shareholder for office space located in Massachusetts in the amount of $500 per month. There were no formal lease agreements with these individuals for these premises. Lease expense for the years ended December 31, 2004, 2005 and 2006 was $47,030, $91,380, $79,830, respectively, and $264,880 for the period from July 22, 2002 (inception) through September 30, 2007.

During 2004, the Company entered into an operating lease agreement for its corporate office which contains a provision for future rent increases. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term divided by the number of months of the lease term. The difference between rent expense recorded and the amount actually paid is recorded as a deferred lease obligation, which is reflected as a separate line item in the accompanying balance sheet. As of December 31, 2006 and 2005, the deferred lease obligation was $7,060 and $13,000, respectively.

Future minimum lease payments under this operating lease are as follows:

	December 31, 2006	September 30, 2007
		(Unaudited)
2007	$72,180	$18,171
2008	18,171	18,171

	$90,351	$36,342

12. Subsidiaries

During 2004, the Company organized several subsidiaries: Signum Pharmaceuticals, OnsetThera, Inc., and MIKKO Pharmaceuticals. Upon formation, the Company acquired 1,000,000 shares of each of the subsidiaries which represented 100% equity ownership. OnsetThera, Inc. and Signum Pharmaceuticals obtained licensing

DARA BioSciences, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements—(Continued)

rights for certain patents and technologies during 2004 in exchange for certain payments and the sale to the licensors of a 40% and 25% equity ownership in the respective entities. These transactions reduced the Company’s ownership in OnsetThera, Inc. to 60% and its ownership in Signum Pharmaceuticals to 75%.

During 2005, the Company was issued 1,333,333 additional shares of Signum Pharmaceuticals, Inc. and 1,666,667 additional shares of OnsetThera, Inc. in consideration for expenses incurred and monies spent (or committed to be spent) for the benefit of Signum Pharmaceuticals, Inc. and OnsetThera, Inc. by the Company. The additional shares increased the Company’s investment in Signum Pharmaceuticals, Inc. and OnsetThera, Inc. from 75% and 60% to 87.5% and 80%, respectively.

During 2005, the Board of Directors authorized the creation of a new subsidiary, NYVARA Pharmaceuticals, Inc. Upon formation, the Company acquired 1,000,000 shares of the subsidiary representing 100% equity ownership. NYVARA obtained licensing rights for certain patents and technologies during 2005 in exchange for certain payments and the sale to the licensors of a 15% equity ownership in the entity. This transaction reduced the Company’s ownership in NYVARA Pharmaceuticals, Inc. to 85%.

Effective December 18, 2006, the Company filed certificates of dissolution for both Onset Thera, Inc. and NYVARA Pharmaceuticals, Inc.

13. Employee Benefit Plan

During 2005, the Company adopted a defined contribution employee benefit plan that covers all qualifying employees. The plan provides for voluntary employee contributions and a discretionary matching employer contribution equal to amounts that do not exceed the maximum amounts allowed by the Internal Revenue Service. Defined contribution plan expense for the years ended December 31, 2004, 2005 and 2006 was $0, $24,760 and $46,400, respectively, $34,370 and $37,000 for the nine months ended September 30, 2006 and 2007, respectively, and $108,180 for the period from July 22, 2002 (inception) through September 30, 2007.

14. Subsequent Events

On October 9, 2007, the Company announced that it had entered into a definitive merger agreement to merge with Point Therapeutics, Inc. (“Point”). Pursuant to the merger agreement, the Company will merge with a newly formed subsidiary of Point and survive as a wholly-owned subsidiary of Point. DARA will be treated as the “accounting acquirer” in this transaction. After giving effect to the merger, the Company’s stockholders, option holders and warrant holders will collectively own 96.4% of Point’s outstanding common shares on a fully-diluted basis.

On October 17, 2007, the Company announced the signing of a license agreement with Bayer Pharmaceuticals Corporation for exclusive worldwide rights to a series of patents and compounds for the treatment of metabolic diseases.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF POINT

Page
Report of Independent Registered Public Accounting Firm	F-27

Consolidated Balance Sheets at December 31, 2006 and 2005	F-28

Consolidated Statements of Operations for the Years Ended December 31, 2006, 2005 and 2004 and for the Period from Inception (September 3, 1996) through December 31, 2006	F-29

Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2006, 2005 and 2004 and for the Period from Inception (September 3, 1996) through December 31, 2006	F-30

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004 and for the Period from Inception (September 3, 1996) through December 31, 2006	F-32

Notes to Consolidated Financial Statements	F-33

Financial Statements (unaudited)

Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006	F-49

Consolidated Statements of Operations for the Three and Nine Month Periods Ended September 30, 2007 and 2006 and for the Period From September 3, 1996 (Date of Inception) Through September 30, 2007	F-50

Consolidated Statements of Cash Flows for the Three and Nine Month Periods Ended September 30, 2007 and 2006 and for the Period From September 3, 1996 (Date of Inception) Through September 30, 2007	F-51

Notes to Consolidated Financial Statements	F-52

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Point Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of Point Therapeutics, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 and the period from September 3, 1996 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Point Therapeutics, Inc at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 and the period from September 3, 1996 (date of inception) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Point Therapeutics, Inc. will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities in each of the last five years and has an accumulated deficit of $91,734,000 as of December 31, 2006, and will be required to obtain additional funding or alternative means of financial support, or both, prior to December 31, 2007, in order to continue as a going concern. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. The 2006 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” using the modified-prospective transition method.

We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States), the effectiveness of Point Therapeutics, Inc.’s internal control framework over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2007 expressed an unqualified opinion.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 8, 2007

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$9,797,930	$37,328,396
Cash and cash equivalents—restricted	300,000	305,834
Unbilled receivable	2,904	161,205
Prepaid expenses and other current assets	2,228,555	1,417,235

Total current assets	12,329,389	39,212,670
Office and laboratory equipment, net	238,395	344,432
Deposits and other assets	—	843,497

Total assets	$12,567,784	$40,400,599

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,170,491	$2,719,319
Accrued clinical trial costs & drug development	1,574,222	2,494,739
Accrued expenses	830,400	734,090
Short-term portion of capital lease	4,723	6,396

Total current liabilities	4,579,836	5,954,544
Patent liability, less current portion	36,601	42,364
Long-term portion of capital lease	—	4,723
Stockholders’ equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; 75,000,000 shares authorized; 33,001,354 shares and 32,970,604 shares issued at December 31, 2006 and 2005, respectively, 32,782,809 shares and 32,970,604 shares outstanding at December 31, 2006 and 2005, respectively	330,014	329,706
Treasury stock, 218,545 shares outstanding at December 31, 2006 and December 31, 2005, at cost	(978,290)	(978,290)
Additional paid-in capital	100,333,199	97,415,931
Deficit accumulated during the development stage	(91,733,576)	(62,368,379)

Total stockholders’ equity	7,951,347	34,398,968

Total liabilities and stockholders’ equity	$12,567,784	$40,400,599

The accompanying notes are an integral part of these consolidated financial statements.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Period From September 3, 1996 (Date of Inception) Through December 31, 2006
	2006	2005	2004
Revenues
License revenue	$—	$—	$—	$5,115,041
Sponsored research revenue	438,795	161,205	—	3,000,000

Total revenues	438,795	161,205	—	8,115,041

Operating expenses
Research and development	24,030,682	18,246,263	11,324,245	74,500,340
General and administrative	6,825,955	5,195,031	3,990,663	28,063,762

Total operating expenses	30,856,637	23,441,294	15,314,908	102,564,102

Loss from operations	(30,417,842)	(23,280,089)	(15,314,908)	(94,449,061)
Interest income	1,052,645	606,140	156,840	2,798,137
Interest expense	—	—	—	(82,652)

Net loss	$(29,365,197)	$(22,673,949)	$(15,158,068)	$(91,733,576)

Net loss per common share
Basic and diluted	$(0.90)	$(0.98)	$(0.87)

Shares used in computing net loss per common share
Basic and diluted	32,762,925	23,075,434	17,471,266

The accompanying notes are an integral part of these consolidated financial statements.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)

	Common Stock		Additional Paid In Capital/ Discount on Stock	Treasury Stock	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
	Shares	Amount
Issuance of common stock on September 3, 1996	2,300,543	$23,005	$(3,005)	$—	$—	$20,000
Net loss					(60,135)	(60,135)

Balance at December 31, 1996	2,300,543	23,005	(3,005)		(60,135)	(40,135)
Issuance of common stock on January 22, 1997	820,716	8,207	(1,072)			7,135
Issuance of common stock on May 7, 1997	717,890	7,179	1,671,412			1,678,591
Issuance of common stock for license rights on May 7, 1997	372,292	3,723	890,847			894,570
Issuance of common stock on June 17, 1997	15,606	156	37,344			37,500
Issuance of common stock on October 1, 1997	426,572	4,266	1,007,293			1,011,559
Net loss					(2,329,746)	(2,329,746)

Balance at December 31, 1997	4,653,619	46,536	3,602,819		(2,389,881)	1,259,474
Stock-based compensation expense			45,837			45,837
Issuance of warrants in connection with convertible note payable			200,000			200,000
Net loss					(2,914,399)	(2,914,399)

Balance at December 31, 1998	4,653,619	46,536	3,848,656		(5,304,280)	(1,409,088)
Stock-based compensation expense			39,388			39,388
Issuance of common stock upon conversion of debt on March 9, 1999, net	675,549	6,756	1,949,523			1,956,279
Issuance of common stock for license rights on March 9, 1999	5,002	50	16,057			16,107
Issuance of common stock pursuant to private placement agreement on July 2, 1999, net	201,874	2,019	643,111			645,130
Issuance of common stock pursuant to private placement agreement on October 12, 1999, net	185,848	1,858	591,666			593,524
Net loss					(1,161,786)	(1,161,786)

Balance at December 31, 1999	5,721,892	57,219	7,088,401		(6,466,066)	679,554
Stock-based compensation expense			32,929			32,929
Issuance of common stock pursuant to private placement agreement on November 2, 2000, net	260,106	2,601	981,777			984,378
Net income					2,342,083	2,342,083

Balance at December 31, 2000	5,981,998	59,820	8,103,107		(4,123,983)	4,038,944
Stock-based compensation expense			22,052			22,052
Issuance of common stock pursuant to private placement agreement on April 13, 2001, net	1,352,546	13,526	5,150,616			5,164,142
Issuance of common stock on April 30, 2001	52,021	520	199,480			200,000
Net loss					(5,207,022)	(5,207,022)

Balance at December 31, 2001	7,386,565	73,866	13,475,255		(9,331,005)	4,218,116
Stock-based compensation expense			20,400			20,400
Issuance of common stock in connection with the merger on March 15, 2002	1,889,190	18,892	14,647,318			14,666,210
Treasury stock assumed in connection with the merger on March 15, 2002	101,169	1,011		(331,936)		(330,925)
Net loss					(7,478,585)	(7,478,585)

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)—(Continued)

	Common Stock		Additional Paid In Capital/ Discount on Stock	Treasury Stock	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2002	9,376,924	$93,769	$28,142,973	$(331,936)	$(16,809,590)	$11,095,216
Stock-based compensation expense			64,073			64,073
Issuance of shares of common stock on October 3, 2003 in a private placement, net	5,600,001	56,000	10,367,526			10,423,526
Net loss					(7,726,772)	(7,726,772)

Balance at December 31, 2003	14,976,925	149,769	38,574,572	(331,936)	(24,536,362)	13,856,043
Stock-based compensation expense			471,513			471,513
Issuance of shares of common stock on March 26, 2004 in a private placement, net	3,000,000	30,000	12,107,228			12,137,228
Issuance of shares upon exercise of warrants	352,416	3,524	930,734	(202,757)		731,501
Issuance of shares upon exercise of stock options	106,034	1,060	244,025	(232,645)		12,440
Net loss					(15,158,068)	(15,158,068)

Balance at December 31, 2004	18,435,375	184,353	52,328,072	(767,338)	(39,694,430)	12,050,657
Stock-based compensation expense			249,337			249,337
Issuance of shares of common stock in March 2005 in a private placement, net	3,650,000	36,500	14,994,718			15,031,218
Issuance of shares of common stock in November 2005 in a public offering, net	9,257,500	92,575	25,423,549			25,516,124
Issuance of shares upon exercise of warrants	1,501,623	15,017	3,976,859	(210,952)		3,780,924
Issuance of shares upon exercise of stock options	126,106	1,261	443,396			444,657
Net loss					(22,673,949)	(22,673,949)

Balance at December 31, 2005	32,970,604	329,706	97,415,931	(978,290)	(62,368,379)	34,398,968
Stock-based compensation expense			2,109,438			2,109,438
Issuance of shares upon exercise of stock options	30,750	308	20,680			20,988
Dividend from investment in HemaSure A/S			787,150			787,150
Net loss					(29,365,197)	(29,365,197)

Balance at December 31, 2006	33,001,354	$330,014	$100,333,199	$(978,290)	$(91,733,576)	$7,951,347

The accompanying notes are an integral part of these consolidated financial statements.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Period From September 3, 1996 (Date of Inception) Through December 31, 2006
	2006	2005	2004
Operating activities
Net loss	$(29,365,197)	$(22,673,949)	$(15,158,068)	$(91,733,576)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	137,278	109,528	102,307	580,277
Stock-based compensation expense	2,109,438	249,337	471,513	3,054,967
Common stock issued under license agreement	—	—	—	910,677
Accrued interest on convertible notes	—	—	—	82,652
Patent costs	—	—	—	75,557
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(811,320)	(1,128,724)	125,430	(2,247,832)
Restricted cash	5,834	(219,833)	(5,833)	(300,000)
Unbilled receivable	158,301	(161,205)	—	(2,904)
Deposits and other assets	843,497	(833,250)	27,126	—
Accounts payable and accrued expenses	(1,373,035)	3,550,334	1,469,582	4,572,669

Net cash used in operating activities	(28,295,204)	(21,107,762)	(12,967,943)	(85,007,513)

Investing activities
Purchase of office and laboratory equipment	(86,989)	(248,637)	(64,574)	(874,420)
Proceeds from sale of fixed assets	55,105	—	—	55,105
Loss on sale of fixed assets	643	—	—	643

Net cash used in investing activities	(31,241)	(248,637)	(64,574)	(818,672)

Financing activities
Net proceeds from issuance of common stock	—	40,547,342	12,137,228	73,650,055
Proceeds from exercise of common stock warrants	—	3,780,924	731,501	4,512,425
Proceeds from exercise of common stock options	20,988	444,657	12,440	478,085
Proceeds from capital lease financing	—	13,082	—	13,082
Payments on capital leases	(6,396)	(1,963)	—	(8,359)
Principal payments of patent liability	(5,763)	(5,240)	(4,763)	(36,512)
Proceeds from merger between Point with HMSR, Inc.	—	—	—	14,335,285
Dividend from investment in HemaSure A/S	787,150	—	—	787,150
Proceeds from issuance of convertible note	—	—	—	1,892,904

Net cash provided by financing activities	795,979	44,778,802	12,876,406	95,624,115

Net increase in cash and cash equivalents	(27,530,466)	23,422,403	(156,111)	9,797,930
Cash and cash equivalents at beginning of period	37,328,396	13,905,993	14,062,104	—

Cash and cash equivalents at end of period	$9,797,930	$37,328,396	$13,905,993	$9,797,930

The accompanying notes are an integral part of these consolidated financial statements.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The Company

Point Therapeutics, Inc. (“Point” or the “Company”) is a Boston-based biopharmaceutical company dedicated to developing a family of dipeptidyl peptidase (DPP) inhibitors for use in cancer and type 2 diabetes. DPPs are enzymes that appear to regulate several different physiological processes, including those involved in tumor growth and host responses to cancer and type 2 diabetes. Point is currently studying its lead product candidate, talabostat, in two Phase 3 double-blind, placebo-controlled trials in metastatic non-small cell lung cancer (NSCLC). The first Phase 3 trial is studying talabostat in combination with pemetrexed (Alimta®, Eli Lilly) and the second Phase 3 trial is studying talabostat in combination with docetaxel (Taxotere®, sanofi-aventis). Point is also currently studying talabostat in a Phase 2 trial in combination with gemcitabine in Stage IV pancreatic cancer. In addition, Point has studied talabostat in several Phase 2 trials, including in combination with docetaxel in metastatic NSCLC as a single-agent in metastatic melanoma, in combination with cisplatin in metastatic melanoma, in combination with rituximab in advanced chronic lymphocytic leukemia (CLL).

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as shown in the financial statements, at December 31, 2006, the Company has unrestricted cash of $9,798,000 and an accumulated deficit of $91,734,000. The Company also incurred a net loss of $29,365,000 and negative cash flows from operations of $28,295,000 in 2006. The Company has also incurred a net loss and negative cash flows from operations in each of the last five years. As a result, there exists substantial doubt about the Company’s ability to continue as a going concern through at least January 1, 2008 without additional financing. To date, the Company has principally raised capital through public and private placements of its equity securities. The Company will need to raise additional capital during 2007 in order to fund future operations. If adequate funds are not available, the Company will be required to delay, reduce the scope of, or eliminate one or more of their clinical programs, or cease operations. Management is currently pursuing various sources of funding and anticipates that additional capital will be raised prior to December 31, 2007. No assurance can be given that it will be able to do so when needed, on terms favorable to the Company, or at all. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities, or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at our balance sheet date. Such estimates include the carrying value of prepaids, receivables and other assets, property and equipment, certain liabilities and recorded expenses. Actual results may differ from such estimates.

Clinical Trial Expenses

The Company records the estimated cost of patient recruitment and related supporting functions for its clinical trial as patients are enrolled in the trial. The costs recorded for the trials are based on percentage of completion of the contract entered into. In the past, the estimates made have approximated the actual billings

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

received. These costs consist primarily of payments made to the clinical centers, investigators and patients for participating in our clinical trial. As actual or expected costs become known, they may differ from estimated costs previously accrued for and this clinical trial accrual or prepaid would be adjusted accordingly. At December 31, 2006, prepaid and deposit balances related to clinical trials were approximately $2,000,000 resulting in payments made in connection with the Company’s two Phase 3 clinical trials in NSCLC. At December 31, 2006, the Company reviewed their prepaid and accrual balances for all three fiscal quarters in 2006 and found that they needed to record a cumulative adjustment of $240,000 related to prior quarters in the fourth quarter of 2006 to reduce their prepaid balance and increase their expense related to their Phase 3 clinical trials. At December 31, 2006, accrued expenses related to clinical trials were approximately $1,501,000 related to the Company’s two Phase 3 trials and Phase 2 clinical trials. Clinical trial expenses were $10,183,000, $5,459,000 and $4,065,000 for the years ended December 31, 2006, 2005 and 2004 respectively.

Reclassifications

Certain amounts in 2004 and 2005 have been reclassified to conform to the 2006 presentation.

Consolidation

The accompanying consolidated financial statements include the Company and its wholly owned subsidiaries, Point Massachusetts, Inc., HemaPharm Inc., and HemaSure A/S. All intercompany balances and transactions have been eliminated in consolidation. During 2006, the Company dissolved both HemaPharm Inc. and HemaSure A/S.

Cash Equivalents

All highly liquid investments with a maturity of three months or less at date of purchase are considered cash equivalents. The carrying value of cash equivalents approximates fair value. At December 31, 2006, the Company’s investments consisted entirely of funds deposited in money market funds.

Office and Laboratory Equipment

Office and laboratory equipment is recorded at cost. Depreciation is calculated using the straight-line half-year convention method over the estimated useful lives of three and five years, respectively.

Revenue Recognition

Revenue is deemed earned when all of the following have occurred: there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured, all obligations of the Company relating to the revenue have been met and the earning process is complete; the monies received or receivable are not refundable, irrespective of research results; and there are neither future obligations nor future milestones to be met by the Company with respect to such revenue incurred.

Revenues from corporate collaborations and government grants are earned based upon research expenses incurred and milestones achieved. Non-refundable payments upon initiation of contracts are deferred and amortized over the period which the company is obligated to participate on a continuing and substantial basis in the research and development activities outlined in each contract. Amounts received in advance of reimbursable expenses are recorded as deferred revenue until the related expenses are incurred. Milestone payments are recognized as revenue in the period in which the parties agree that the milestone has been achieved.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and Development Costs

Research and development costs, including internal and external costs, are charged to operations as incurred. Certain research and development projects are or have been partially funded by research and development contracts, and the expenses related to these activities are included in research and development costs. Research and development costs include personnel costs, clinical and related drug manufacturing and testing costs, lab and animal supplies, outside services and contract laboratory costs.

Income Taxes

The Company provides for income taxes as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates in effect when the differences are expected to reverse.

Net Loss Per Share

Basic net loss per common share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is typically computed using the weighted-average number of common and dilutive common equivalent shares from stock options, warrants and convertible debt using the treasury stock method. For all years presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of outstanding common stock options, warrants and convertible debt would be antidilutive.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment—An Amendment of FASB Statements No. 123 and 95 (“SFAS No. 123R”), which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value over the requisite service period. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB No. 107”), which expressed the views of the SEC regarding the interaction between SFAS No. 123R and certain rules and regulations of the SEC. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified-prospective transition method. Under this transition method, compensation cost recognized in the statement of operations for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted, modified or settled subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. In accordance with the modified prospective transition method, results for prior periods have not been restated.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 31, 2006, the Company recorded non-cash stock-based compensation expense in accordance with SFAS No. 123R of $2,157,000 for stock options granted to employees and outside directors under the Company’s stock option plans, of which $1,022,000 was included in research and development expenses and $1,135,000 was included in general and administrative expenses. In addition, during the years ended December 31, 2006, 2005 and 2004, the Company recorded non-cash stock-based compensation of $(47,000), $70,000 and $472,000, respectively, related to options granted to ouside consultants. The Company also recorded $155,000 in non-cash stock-based compensation during the year ended December 31, 2005 related to the extension of the exercise period for a former executive’s stock option award. No amounts relating to stock-based compensation have been capitalized.

The Company’s stock option plans allow for the granting of incentive and nonqualified options and awards to purchase shares of the Company’s common stock. Historically, incentive and nonqualified options granted to employees under the Company’s stock option plans generally vest over a four-year period, with 25% vesting on each anniversary date of the grant. Nonqualified options issued to non-employee directors and consultants under the Company’s stock option plans generally vest during their period of service with the Company. Options granted under the Company’s stock option plans have a maximum term of ten years from the date of grant. At December 31, 2006, a total of 7,619,350 shares of common stock were approved for issuance under the Company’s stock option plans and 2,318,232 shares underlying options were available for future grant under the Company’s stock option plans.

The Company uses the Black-Scholes option pricing model to calculate the fair value on the grant date of stock-based compensation for stock options granted. The fair value of stock options granted during the years ended December 31, 2006, 2005 and 2004 was calculated using the following estimated weighted-average assumptions:

	2006	2005	2004
Expected term (years)	4.0	4.0	4.0
Volatility	62–93%	93%	93%
Risk-free interest rate	4.3–5.1%	3.6–4.3%	3.2%–3.8%
Expected dividend yield	—	—	—

Expected term—The expected term of options granted represents the period of time for which the options are expected to be outstanding and is derived from the Company’s stock option exercise experience and option expiration data. The Company believes that this is currently the best estimate of the expected term of a new option. In addition, for purposes of estimating the expected term, the Company has aggregated all individual option awards into one group as the Company does not expect substantial differences in exercise behavior among its employees.

Expected volatility—The expected volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate during the expected term of options granted. The Company determines the expected volatility based upon the historical volatility of the Company’s common stock over a period commensurate with the option’s expected term, as adjusted. The Company also reviewed the volatility of other similar stage companies in the biotechnology industry.

Risk-free interest rate—The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the option’s expected term, generally 4 years, on the grant date.

Expected dividend yield—The Company has never declared or paid any cash dividends on any of its common stock and does not expect to do so in the foreseeable future. Accordingly, the Company uses an expected dividend yield of zero to calculate the grant date fair value of a stock option.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recognizes compensation expense on a straight-line basis over the requisite service period based upon options that are ultimately expected to vest, and accordingly, such compensation expense has been adjusted by an amount of estimated forfeitures. Forfeitures represent only the unvested portion of a surrendered option. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to the adoption of SFAS No. 123R, the Company accounted for forfeitures upon occurrence as permitted under SFAS No. 123. Based on an analysis of historical data, the Company has calculated a 10.7% annual forfeiture rate, which it believes is a reasonable assumption to estimate forfeitures. However, the estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

The weighted-average per share fair value of stock options granted under the Company’s stock option plans during the years ended December 31, 2006, 2005 and 2004 was $1.87, $2.58 and $3.88, respectively.

Prior to January 1, 2006, the Company applied the pro forma disclosure requirements under SFAS No. 123 and accounted for its stock-based employee compensation plans using the intrinsic value method under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

Accordingly, no stock-based employee compensation cost was recognized in the statement of operations for the years ended December 31, 2005 and 2004, as all stock options granted under the Company’s stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

As a result of the adoption of SFAS 123R, the Company’s net loss for the year ended December 31, 2006 was $2,157,000, or $0.07 per share greater than if it had continued to account for share-based compensation under APB 25.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans for the years ended December 31, 2005 and 2004, respectively. Since stock-based compensation expense for the years ended December 31, 2005 and 2004 were calculated under the provisions of SFAS No. 123R, there is no disclosure of pro forma net loss and net loss per share for those periods. For purposes of the pro forma disclosure for the years ended December 31, 2006 set forth in the table below, the value of the options is estimated using a Black-Scholes option pricing model and amortized on a straight-line basis to expense over the options’ vesting periods.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Net loss, as reported	$(22,673,949)	$(15,158,068)
Less: Stock based employee compensation cost that would have been included in the determination of net loss as reported if the fair value method had been applied to all awards	(1,973,864)	(1,696,472)

Pro forma net loss	$(24,647,813)	$(16,854,540)

Net loss per common share, as reported	$(0.98)	$(0.87)

Net loss per common share, pro forma	$(1.07)	$(0.96)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash equivalents. The risk is minimized by the Company’s policies in which investments have relatively short maturities and are only placed with highly rated issuers.

Comprehensive Income (Loss)

The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There was no difference between the Company’s net loss and its comprehensive loss for the periods presented in the accompanying consolidated statements of operations.

New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation (FIN) 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB SFAS 109, “Accounting for Income Taxes”. This Interpretation defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for the Company in the first fiscal quarter of 2007. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) 157, “Fair Value Measurements” which clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disclosed by level within the fair value hierarchy. SFAS 157 is effective the first quarter of 2008 with early adoption permitted. The Company has not yet determined the impact, if any, that the implementation of SFAS No. 157 will have on its financial position or results of operations.

We have implemented all new accounting pronouncements that are in effect and that may impact our consolidated financial statements and do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our consolidated financial statements.

3. Agreements

On May 7, 1997, Point Therapeutics Massachusetts, Inc. (“Point Massachusetts”) entered into a license agreement (the “Agreement”) with Tufts University School of Medicine (“Tufts”). This Agreement was amended in May 1999. Under the Agreement, Point Massachusetts received a worldwide license to certain patent and patent applications in exchange for a nonrefundable license fee of $50,000. In addition, Point Massachusetts issued to Tufts, or its designee, 372,292 shares of common stock in 1997 valued at $894,570, which was expensed to research and development based on the fair market value of the common stock at the date of issuance. In 1999, 5,002 shares of common stock, valued at $16,107, were issued to Tufts and expensed in a similar manner.

Under the Agreement, Point Massachusetts is also required to pay $20,000 per year to Tufts. One-half of this payment is offset against Point Massachusetts’ patent liability through 2010. Thereafter, each payment will be credited against royalties due to Tufts. Point Massachusetts is obligated to make an additional $57,895 of patent right payments as follows:

Year Ended December 31:
2007	$10,000
2008	10,000
2009	10,000
2010	10,000
2011	10,000
Thereafter	7,895

57,895
Less amount representing interest	(15,530)

42,365
Less current portion	(5,764)

Patent liability	$36,601

The present value of the patent reimbursement payments, assuming an interest rate of 10%, was expensed to research and development in 1997.

The Agreement calls for certain milestone payments totaling $300,000 to be paid to Tufts upon commencement of the first Phase 3 clinical trial, marketing application of the first licensed product and marketing approval of the first licensed product, and a royalty based on future sales of products covered under the Agreement. In October 2005, Point Massachusetts paid Tufts $50,000 upon commencement of the Company’s first Phase 3 clinical trial. In addition, the Agreement calls for Tufts to perform research jointly agreed upon with Point Massachusetts, in the scientific areas covered under the Agreement. Point Massachusetts was obligated to reimburse Tufts for $500,000 of such research over a two-year period beginning on May 7, 1997.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 12, 1999, Point Massachusetts amended the existing license agreement with Tufts in connection with definitions of field of use, license period and net sales, and entered into a collaboration agreement to license its developed technology to a pharmaceutical company. Upon signing the agreement, Point Massachusetts received an initial $2,000,000 nonrefundable license fee. The collaboration also called for development milestone and royalty payments to Point Massachusetts, as well as an arrangement to equally share all reasonable expenses incurred while obtaining and defending technology patents subsequent to signing this agreement. In January 2000, Point Massachusetts amended the master license agreement to reflect the partial completion of a milestone. As a result of this amendment, Point Massachusetts received in cash and recognized as revenue $3,000,000 from the pharmaceutical company in 2000. As part of the Agreement, Point Massachusetts is required to pay Tufts 10% of all milestone payments received and supplemental milestone payments related to the collaboration with the pharmaceutical company. Total payments to Tufts as a result of milestones achieved totaled $412,500 in 2000. Under the agreement, Point Massachusetts received $900,000 in 2000 for research and development for the benefit of the pharmaceutical company. In July 2000, the agreement with the pharmaceutical company was terminated, however, the license agreement with Tufts remains in effect, as amended. To date, the Company has paid a total of $803,000 in licensing and milestone payments to Tufts.

4. Office and Laboratory Equipment

Office and laboratory equipment consist of the following at December 31:

	2006	2005
Laboratory equipment	$37,446	$330,992
Computer equipment	217,285	236,444
Furniture	161,577	161,202
Leasehold improvements	29,498	28,388
Office equipment	17,324	17,324
Leased office equipment	13,082	13,082

	476,212	787,432
Less accumulated depreciation	(237,817)	(443,000)

	$238,395	$344,432

Depreciation expense, including depreciation related to leased equipment, was $137,000, $121,000 and $102,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company records repairs and maintenance as incurred and did not incur any material repairs and maintenance expense during the years ended December 31, 2006, 2005 and 2004.

On December 1, 2006, the Company shut down its research laboratory located on 75 Kneeland Street, Boston, MA. In conjunction with the shut down of 75 Kneeland Street, the Company held an auction on December 15, 2006 to sell off laboratory equipment and supplies. Gross proceeds received from the auction were $55,000. As a result of the auction and the retirement of certain computer equipment and furniture, the Company wrote-off fixed assets totaling $398,000 with corresponding accumulated depreciation of $342,000, resulting in a loss of approximately $1,000.

5. Operating Leases and Commitments

The Company conducts all of its operations in leased facilities.

On March 16, 2005, the Company entered into a lease agreement with KNH Realty Trust, initially for 15,000 square feet of office space at 155 Federal Street, Boston, MA. The Company relocated its corporate

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

headquarters from 125 Summer Street, Boston, MA to 155 Federal Street, Boston, MA in July 2005. The lease term began on July 9, 2005 and expires on July 8, 2010 with the option for an extension in time as well as an option to lease additional space, which will be negotiated at a future date. In accordance with the lease agreement, the Company was granted a rent holiday from July 9, 2005 through December 23, 2005. The Company is recording expenses related to the lease evenly over the initial term of the lease and as a result, recorded a liability at December 31, 2006 for the rent expense for the term of the rent holiday of approximately $132,000 which will be reduced as the Company makes payments over the remainder of the lease term.

In connection with this lease, the Company issued a letter of credit in the amount of $300,000 on March 28, 2005. The letter of credit is renewable annually for the term of the sublease with the landlord and is collateralized by cash held in money market funds at the Company’s financial institution.

In addition, the Company subleased approximately 3,000 square feet of laboratory space at 75 Kneeland Street, Boston, MA from New England Medical Center (“NEMC”) as a tenant at will. The Company terminated this sublease effective December 31, 2006 and no future payments are anticipated in future years in conjunction with this sublease.

The Company also has in place various operating leases related to office equipment.

Rent expense under all of these arrangements amounted to $534,000, $542,000 and $423,000 in 2006, 2005 and 2004, respectively.

The Company has in place a capital lease for its telephone system with a term of two years ending in 2007 and operating leases for office equipment with terms of three years ending in 2008. Payments made during 2006, including interest of $1,000, related to this capital lease totaled $7,000. Payments made during 2005, including interest of $1,000, related to this capital lease totaled $2,000.

At December 31, 2006, future minimum commitments, under leases with non-cancelable terms of more than one year are as follows:

	Capital Leases	Operating Leases	License Obligations
Year:
2007	$4,945	$417,445	$10,000
2008	—	416,377	10,000
2009	—	404,631	10,000
2010	—	215,814	10,000
2011	—	12,210	10,000
Thereafter	—	—	7,895

Total	4,945	$1,466,477	$57,895

Less amount representing interest	(222)

Present value of minimum lease payments	4,723
Less current portion of capital lease obligations	(4,723)

Capital lease obligations, net of current portion	$—

6. Orphan Drug Grant

In October 2005, the Company was awarded a $600,000 Orphan Products Development Grant (the “Grant”) from the Food and Drug Administration.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The $600,000 Grant was awarded over a two-year period to fund costs related to the Company’s ongoing Phase 2 CLL trial. Orphan Products Development grants are awarded by the Food and Drug Administration to encourage clinical development of products for use in rare diseases or conditions, usually defined as affecting less than 200,000 people in the United States. CLL is an incurable disease that usually affects people over 60 years of age. Patients who present with advanced stage disease or who progress to the state of requiring treatment have a poor outcome with a median survival of only 18 to 36 months.

For the year ending December 31, 2006, the Company recorded revenue of $439,000 and a corresponding unbilled receivable on the Company’s balance sheet of approximately $3,000 in connection with the Grant. For the year ending December 31, 2005, the Company recorded revenue and a corresponding unbilled receivable on the Company’s balance sheet totaling $161,000 in connection with the Grant. No additional revenue is anticipated from the Grant in future years.

7. Stock Options

The Company has three stock option plans, the 1994 Plan, the 1997 Plan and the 2003 Directors’ Plan (the “Plans”). As of December 31, 2006, a total of 7,619,350 shares have been authorized for grants of options or shares under the Plans, of which 2,318,232 are available for future grant. Stock options granted during 2006, 2005 and 2004 generally have a maximum term of ten years and vest periodically over a period of one to five years.

In addition, the Company has a Deferral Plan for Non-Employee Directors (the “Fee Deferral Plan”) by which outside directors have the option to receive compensation in the form of shares of common stock units instead of cash compensation. The aggregate number of shares of common stock that may be delivered under the Fee Deferral Plan are 100,000. In 2006 and 2005, three of our outside directors chose to receive their compensation in shares and as a result 30,084 shares were reserved and the Company recorded non-cash compensation totaling $80,000 in 2006 and 8,791 shares were reserved and the Company recorded non-cash compensation totaling $24,000 in 2005. The common stock units will be transferred into issued shares upon certain terms and conditions. For a full description of the Fee Deferral Plan, please refer to the Company’s Proxy Statement filed with the Securities and Exchange Commission on June 24, 2005.

During the years ended December 31, 2006, 2005, and 2004, the Company granted a total of 1,202,000, 1,128,066 and 1,082,500 options, respectively to employees and directors of the Company under its Plans. In accordance with SFAS No. 123R, the Company recorded $2,056,000 during the year ended December 31, 2006 in non-cash stock-based compensation related to options granted to employees and directors. In addition, during the years ended December 31, 2006, 2005 and 2004, the Company also granted 20,000, 101,500 and 10,000 options to outside consultants, respectively. The Company has applied the recognition provisions of SFAS 123 and EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services, related to these grants to outside consultants. The grants vest periodically over a period of one to four years and the expense related to these options is being charged to compensation expense over the vesting period of the options. During the years ended December 31, 2006, 2005 and 2004, the Company recorded $(47,000), $70,000 and $472,000, respectively, related to options granted to outside consultants in total. The fair value of these options was determined using the Black-Scholes option-pricing model. In addition, in 2005, the Company recorded a non-cash charge for stock compensation of $155,000 related to the extension of the exercise period for a former executive’s stock option award.

In connection with the Cost Reduction Plan instituted by the Company in November 2006, the Company extended the time terminated employees had to vest their stock options from 90 days post termination or approximately March 1, 2007 to December 31, 2007. As a result of this modification to the grants, the Company recorded $21,000 in non-cash stock compensation.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The exercise price and vesting period of the options are determined as of the hire date of the employee or by the Board of Directors at the date of grant. The exercise price for incentive stock options cannot be below the fair market value of the Company’s stock on the date of grant. Furthermore, the option exercise period will not exceed ten years from the date of grant.

The following table presents the activity of the Plans for the year ended December 31, 2006:

Shares	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Options outstanding at beginning of year	4,214,728	$3.61
Granted	1,222,000	3.03
Exercised	(30,750)	0.68
Canceled	(367,750)	4.27

Options outstanding at end of year	5,038,228	$3.44	6.66

Aggregate intrinsic value of options outstanding at end of year	$196,698

Options vested and exercisable at end of year	2,881,812	$3.21	5.41

Aggregate intrinsic value of options vested and exercisable at end of year	$164,510

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the closing price of the Company’s common stock on December 31, 2006 of $1.03 and the exercise price of each in-the-money option) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. Total cash received for stock options exercised during the fiscal year ended December 31, 2006 was $21,000. Total intrinsic values of stock options exercised under the Company’s stock option for the fiscal years ending December 31, 2006 and 2005 were $42,000 and $89,000, respectively. The weighted-average grant-date fair values of options granted during 2006, 2005 and 2004 were $1.87, $2.81 and $3.85 respectively.

As of December 31, 2006, there was $4,104,000 of total unrecognized compensation cost, after estimated forfeitures, related to unvested share-based awards. That cost is expected to be recognized over a weighted-average period of 1.26 years. The total fair values of shares vested during the years ended December 31, 2006, 2005 and 2004 were $1,315,000, $968,000 and $667,000 respectively.

8. Warrants

The Company has a total of 2,592,500 warrants at a weighted-average price of $3.78 to purchase its common stock outstanding as of December 31, 2006. These warrants are summarized as follows:

(a) In October 2003, in connection with the private placement of 5,600,001 shares of its common stock, the Company issued warrants to purchase 2,800,000 shares of its common stock at an exercise price of $2.66 per share. The warrants expire in 2008. These warrants are callable at the option of the Company if the Company’s stock trades at a price equal to or greater than $8.00 per share for ten consecutive trading days. As of December 31, 2006, 1,657,500 of these warrants have been exercised and 1,142,500 remain outstanding.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the Company issued warrants to purchase 300,000 shares of common stock at a price of $2.20 per share to Paramount Capital, Inc., the Placement Agent in the offering. The warrants expire in 2009. As of December 31, 2006, none of these warrants have been exercised.

(b) In March 2004, in connection with the private placement of 3,000,000 shares of its common stock, the Company issued warrants to purchase 900,000 shares of the Company’s common stock originally priced at $6.25 per share. As a result of the offering in March 2005, the warrants were repriced to $6.02. As a result of the public offering in November 2005, the warrants were repriced to $5.31. The warrants expire in 2009. As of December 31, 2006, none of these warrants have been exercised.

In addition, the Company issued warrants to purchase 100,000 and 150,000 shares of common stock at an original price of $6.25 per share to Paramount BioCapital, Inc., and RBC Capital, Inc., respectively, the Placement Agents in the offering. As a result of the offering in March 2005, the warrants were repriced to $6.02. As a result of the public offering in November 2005, the warrants were repriced to $5.31. The warrants expire in 2009. As of December 31, 2006, none of these warrants have been exercised.

9. Common Stock

On March 26, 2004, the Company sold and issued 3,000,000 shares of common stock at a price of $4.50 per share to new and existing institutional investors in a private placement, resulting in net proceeds to the Company of $12,137,000 after related costs.

On March 4, 2005, the Company consummated a registered direct placement of 3,650,000 shares of its common stock at a price of $4.50 per share, resulting in gross proceeds to the Company of $16,425,000. After placement agent fees of $1,150,000 and other expenses for legal, accounting and printing fees of $244,000, net proceeds to the Company were $15,031,000. The offered shares are registered pursuant to Point’s $50,000,000 shelf registration statement that was declared effective by the Securities and Exchange Commission on January 12, 2005.

As a result of this offering, 900,000 warrants with an initial exercise price of $6.25 were repriced to $6.02 per share. These warrants were originally issued in March 2004 and expire in 2009.

On November 28, 2005, the Company consummated a public offering of 8,050,000 shares, plus an over allotment of 1,207,500 shares on December 2, 2005, of its common stock at a price of $3.00 per share, resulting in gross proceeds to the Company of $27,773,000. After placement agent fees of $1,944,000 and other expenses for legal, accounting and printing fees of $312,000, net proceeds to the Company were $25,516,000. The offered shares are registered pursuant to Point’s $50,000,000 shelf registration statement that was declared effective by the Securities and Exchange Commission on January 12, 2005.

As a result of this offering, 900,000 warrants with an initial exercise price of $6.25, repriced in March 2005 to $6.02 per share were repriced to $5.31 per share. These warrants were originally issued in March 2004 and expire in 2009.

For the fiscal year 2005, the Company also received proceeds of $3,781,000 from the exercise of 1,501,625 warrants and proceeds of $445,000 from the exercise of 126,106 stock options.

For the fiscal year 2006, the Company received proceeds of $21,000 from the exercise of 30,750 stock options.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Income Taxes

The Company’s effective income tax rate as of December 31, 2006, 2005 and 2004 differed from the expected US federal statutory income tax rate as set forth below:

	December 31,
	2006	2005	2004
Expected federal tax benefit	$(9,984,167)	$(7,709,143)	$(5,153,743)
State income taxes, net of federal benefit	(1,841,198)	(1,421,657)	(950,411)
Other permanent differences	46,015	15,612	11,043
Change in valuation allowance	11,779,350	9,115,188	6,093,111

Income tax expense	$—	$—	$—

As of December 31, 2006, the Company has net operating loss carryforwards of approximately $174,943,000 and $81,066,000, to offset future federal and state taxable income, respectively. The Company also has research and development tax credit carryforwards of approximately $1,931,000 and $1,401,000 to offset future federal and state tax, respectively. The tax losses and tax credits will expire at various times through 2026. The net operating loss and research and development tax credit carryforwards may be subject to annual limitations provided in Internal Revenue Code (IRC) sections 382 and 383.

Deferred tax assets at December 31, 2006 and 2005 consist of the following:

	December 31,
	2006	2005
Deferred tax liabilities:
Depreciation	$(14,659)	$(29,332)

Total deferred tax liabilities	(14,659)	(29,332)

Deferred tax assets:
Net operating loss carryforwards	64,563,576	53,687,991
Research and development credit carryforwards	2,855,304	2,416,365
Accrued expenses and other	1,146,150	246,993
Intangible assets	354,033	380,942

Total deferred tax assets	68,919,063	56,732,291

Net deferred tax assets:	68,904,404	56,702,959
Valuation allowance	(68,904,404)	(56,702,959)

Net deferred taxes	$—	$—

We account for income taxes under the provision of SFAS No. 109 which requires recognition of future tax benefits (NOLs and other temporary differences), subject to a valuation allowance based on the “more-likely-than-not” standard of realizing such benefit. In determining whether it is “more-likely-than-not” that we will realize such benefits, SFAS No. 109 requires that all negative and positive evidence be considered in making the determination. SFAS No. 109 also indicates that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years”; therefore we have determined that it is required by the provision of SFAS No. 109 to maintain a valuation allowance for all of the recorded net deferred tax assets. This determination is based primarily on historical losses without considering the impact of any potential upturn in our business. Accordingly, future favorable adjustments to the valuation allowance may be required if and when circumstances change. The valuation allowance increased by $12,201,000 during 2006.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Net Loss Per Common Share

Net loss per common share is presented under the requirements of FAS No. 128, “Earnings per Share” (“FAS 128”), which requires disclosure of basic and diluted earnings per share. Basic and diluted earnings per common share is calculated using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted earnings per share includes the impact of potentially dilutive securities. As the Company’s potentially dilutive securities (stock options, warrants and convertible preferred stock) were anti-dilutive for the years ended December 31, 2006, 2005 and 2004, they have been excluded from the computation of weighted-average shares used in computing dilutive net loss per common share for the years ended December 31, 2006, 2005 and 2004. Dilutive securities totaling 7,657,103, 6,787,603, and 7,291,364 for the years ended December 31, 2006, 2005 and 2004 prior to the use of the treasury stock method, respectively have been excluded from the calculation.

12. Retirement Savings Plan

The Company implemented a 401(k) retirement savings plan covering all of the Company’s employees on January 1, 2002. Matching Company contributions are at the discretion of management of the Company. Management authorized matching contributions up to 3% of participants’ salaries amounting to approximately $137,000, $81,000, and $64,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

13. Related Party Transactions

The Company utilizes the services of a law firm, of which a director of the Company is a Partner. During 2006, 2005 and 2004, the Company paid fees totaling approximately $258,000, $408,000 and $360,000, respectively, for legal services in connection with organizational, general corporate, transaction and other related matters and had a liability for fees due to the law firm of approximately $36,000 and $22,000 at December 31, 2006 and 2005, respectively. The Company believes that the fees charged by the law firm to the Company are as fair to the Company for the services provided as could have been obtained from another comparable law firm.

14. Hemasure A/S Dividend

In June 2006, the Company received a cash dividend of $787,000 from HemaSure A/S, a wholly-owned foreign subsidiary of the Company located in Denmark. Previously a subsidiary of HMSR Inc., HemaSure A/S discontinued operations in 1997 and entered into bankruptcy proceedings at that time. The cash dividend resulted from the final settlement of the bankruptcy.

15. Cost Reduction Plan

On November 9, 2006, the Company initiated a cost reduction plan (the “Cost Reduction Plan”) to prioritize the use of capital resources to complete the Company’s two Phase 3 NSCLC clinical trials. As part of the Cost Reduction Plan, the Company notified 8 employees—15% of its workforce—primarily in the preclinical research group of their termination from the Company. Of these employees, 2 terminated in November 2006 and 6 terminated in December 2006. Additional cost reduction measures included deferring the preclinical development of the Company’s type 2 diabetes candidate, PT-630, focusing the Company’s preclinical research efforts to primarily support the clinical development of talabostat and continuing tight control over discretionary spending. These measures are projected to reduce the Company’s fiscal year 2007 operating expenses by approximately $7.0 million from the projected fiscal year 2006 operating expenses and reduce the quarterly cash spend in fiscal year 2007 to approximately $6.0 million per quarter.

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company accounted for the Cost Reduction Plan in accordance with FASB Statement No. 146 “Accounting For Costs Associated With Exit or Disposal Activities.” The Company recorded total charges for the Cost Reduction Plan during the fourth quarter of 2006 of approximately $250,000, consisting of one-time termination benefits of $230,000, outplacement fees of $10,000 and costs associated with closing down the Company’s laboratory facilities at 75 Kneeland Street, Boston, MA of $10,000. No charges resulting from the Cost Reduction Plan are expected in future years. As of December 31, $147,000 of these costs were accrued and will be paid during the first and second quarters of 2007.

16. Subsequent Events

On February 2, 2007, the Company announced that it had priced a registered direct offering (the “Offering”) for the sale of 6,523,776 shares of its common stock at a price of $0.73 per share. The Offering closed on February 7, 2007. Gross proceeds from the Offering were $4,762,000. After placement agent fees of approximately $286,000 and other expenses related to the offering totaling approximately $67,000, net proceeds to the Company were $4,409,000. The investors in this offering also received five-year warrants, exercisable upon expiration of a lock-up period of six-months, to purchase an additional 978,566 shares of common stock at an exercise price of $1.00 per share. The Company also issued 391,426 warrants at an exercise price of $1.00 per share to the placement agent, Rodman & Renshaw LLC, exercisable upon expiration of a lock-up period of six-months. The offered shares are registered pursuant to the Company’s shelf registration statement that was declared effective by the Securities and Exchange Commission on January 12, 2005.

As a result of this offering, 1,150,000 outstanding warrants to purchase common stock were repriced from $5.31 per share to $4.54 per share.

On March 2, 2007, the Company received a final insurance settlement in the amount of $305,000 relating to a shipment of drug supply that was damaged in June 2006 during shipping. The Company will record this as an offset to manufacturing expense in the first quarter of 2007.

17. Quarterly Financial Information (unaudited)

	First Quarter Ended March 31, 2006	Second Quarter Ended June 30, 2006	Third Quarter Ended September 30, 2006	Fourth Quarter Ended December 31, 2006
Total revenues	$138,795	$—	$220,407	$79,593
Operating expenses:
Research and development	6,318,363	5,934,937	6,730,726	5,046,656
General and administrative	2,018,397	1,712,555	1,555,968	1,539,035

Total operating expenses	8,336,760	7,647,492	8,286,694	6,585,691

Loss from operations	(8,197,965)	(7,647,492)	(8,066,287)	(6,506,098)
Interest income	341,352	301,548	240,724	169,021
Interest expense	—	—	—	—

Net loss	$(7,856,613)	$(7,345,944)	$(7,825,563)	$(6,337,077)

Basic and diluted net loss per common share	$(0.24)	$(0.22)	$(0.24)	$(0.19)

Shares used in computing net loss per common share	32,754,959	32,763,564	32,764,059	32,768,950

POINT THERAPEUTICS, INC. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	First Quarter Ended March 31, 2005	Second Quarter Ended June 30, 2005	Third Quarter Ended September 30, 2005	Fourth Quarter Ended December 31, 2005
Total revenues	$—	$—	$—	$161,205
Operating expenses:
Research and development	3,552,984	4,060,603	5,636,920	4,995,756
General and administrative	1,443,632	1,227,307	1,242,141	1,281,951

Total operating expenses	4,996,616	5,287,910	6,879,061	6,277,707

Loss from operations	(4,996,616)	(5,287,910)	(6,879,061)	(6,116,502)
Interest income	81,271	144,631	163,172	217,066
Interest expense	—	—	—	—

Net loss	$(4,915,345)	$(5,143,279)	$(6,715,889)	$(5,899,436)

Basic and diluted net loss per common share	$(0.25)	$(0.23)	$(0.29)	$(0.22)

Shares used in computing net loss per common share	19,439,848	22,456,565	23,456,469	26,863,309

POINT THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$2,310,642	$9,797,930
Cash and cash equivalents—restricted	—	300,000
Unbilled receivable	—	2,904
Prepaid expenses and other current assets	810,251	2,228,555

Total current assets	3,120,893	12,329,389
Office and laboratory equipment, net	30,394	238,395

Total assets	$3,151,287	$12,567,784

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$97,450	$2,170,491
Accrued severance	1,240,000	—
Accrued clinical trial costs & drug development	36,000	1,574,222
Accrued expenses	203,873	830,400
Short-term portion of capital lease	—	4,723

Total current liabilities	1,577,323	4,579,836
Patent liability, less current portion	30,261	36,601
Stockholders’ equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; 75,000,000 shares authorized; 39,530,130 shares and 33,001,354 shares issued at September 30, 2007 and December 31, 2006, respectively, 39,311,585 shares and 32,782,809 shares outstanding at September 30, 2007 and December 31, 2006, respectively	395,302	330,014
Treasury stock, 218,545 shares outstanding at September 30, 2007 and December 31, 2006, at cost	(978,290)	(978,290)
Additional paid-in capital	104,831,722	100,333,199
Deficit accumulated during the development stage	(102,705,031)	(91,733,576)

Total stockholders’ equity	1,543,703	7,951,347

Total liabilities and stockholders’ equity	$3,151,287	$12,567,784

POINT THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,		Period from September 3, 1996 (date of inception) through September 30, 2007
	2007	2006	2007	2006
Revenues
License revenue	$—	$—	$—	$—	$5,115,041
Sponsored research revenue	—	220,407	—	359,202	3,000,000

Total revenues	—	220,407	—	359,202	8,115,041

Operating expenses
Research and development	374,604	6,730,726	5,823,537	18,984,026	80,323,877
General and administrative	2,071,699	1,555,968	5,390,538	5,286,920	33,454,300

Total operating expenses	2,446,303	8,286,694	11,214,075	24,270,946	113,778,177

Net loss from operations	(2,446,303)	(8,066,287)	(11,214,075)	(23,911,744)	(105,663,136)
Other income and expense
Interest income	36,262	240,724	242,620	883,624	3,040,757
Interest expense	—	—	—	—	(82,652)

Total other income, net	36,262	240,724	242,620	883,624	2,958,105

Net loss	$(2,410,041)	$(7,825,563)	$(10,971,455)	$(23,028,120)	$(102,705,031)

Net loss per common share
Basic and diluted	$(0.06)	$(0.24)	$(0.29)	$(0.70)

Shares used in computing net loss per common share
Basic and diluted	39,311,585	32,764,059	38,426,842	32,760,862

The accompanying notes are an integral part of these consolidated financial statements.

POINT THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine months ended September 30,		Period from inception (September 3, 1996) through September 30, 2007
	2007	2006
Operating activities
Net loss	$(10,971,455)	$(23,028,120)	$(102,705,031)
Adjustments to reconcile net loss to net cash used:
Depreciation	76,030	101,046	656,307
Impairment of fixed assets	123,471	1,205	124,114
Stock-based compensation	168,980	1,612,649	3,223,947
Common stock issued under license agreement	—	—	910,677
Accrued interest on convertible notes	—	—	82,652
Patent costs	—	—	75,557
Changes in assets and liabilities:
Restricted cash	300,000	5,834	—
Unbilled accounts receivable	2,904	(59,202)	—
Prepaid expenses and other assets	1,418,304	176,897	(829,528)
Accounts payable and accrued expenses	(2,977,790)	(1,111,553)	1,574,879

Net cash used in operating activities	(11,879,556)	(22,301,244)	(96,886,426)

Investing activities
Purchase of office and laboratory equipment	—	(41,395)	(874,420)
Proceeds from disposal of property and equipment	8,500	7,100	63,605

Net cash used in investing activities	8,500	(34,295)	(810,815)

Financing activities
Proceeds from issuance of common stock, net	4,390,831	—	78,040,886
Proceeds from merger between Point and HMSR Inc.	—	—	14,335,285
Dividend from HemaSure A/S	—	787,150	787,150
Proceeds from issuance of convertible note	—	—	1,892,904
Proceeds from warrant exercises	—	—	4,512,425
Proceeds from stock option exercises	4,000	8,800	482,085
Proceeds from capital lease financing	—	—	13,082
Payments on capital leases	(4,723)	(4,723)	(13,082)
Principal payments of patent liability	(6,340)	(5,763)	(42,852)

Net cash provided by financing activities	4,383,768	785,464	100,007,883
Net increase (decrease) in cash and cash equivalents	(7,487,288)	(21,550,075)	2,310,642

Cash and cash equivalents, beginning of period	9,797,930	37,328,396	—

Cash and cash equivalents, end of period	$2,310,642	$15,778,321	$2,310,642

The accompanying notes are an integral part of these consolidated financial statements.

POINT THERAPEUTICS, INC. AND SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(UNAUDITED)

1.	Nature of the Business

Point Therapeutics, Inc. (“Point” or “the Company”) is a biopharmaceutical company which has studied its lead product candidate, talabostat, in a number of human clinical trials in late-stage cancers. In May 2007, interim clinical results caused the Company’s Independent Data Monitoring Committee to recommend stopping the Company’s two Phase 3 talabostat studies for patients in advanced non-small cell lung cancer. Subsequently, the talabostat clinical development program was put on clinical hold by the U.S. Food and Drug Administration (“FDA”). The Company has also studied talabostat in several Phase 2 trials, including as a single-agent and in combination with cisplatin in metastatic melanoma, in combination with rituximab in advanced chronic lymphocytic leukemia, and in combination with gemcitabine in Stage IV pancreatic cancer. Due to cash limitations, the Company is not currently funding any research or clinical operations.

On October 9, 2007, the Company entered into a definitive agreement to merge with DARA BioSciences, Inc. (“DARA”) pursuant to which DARA will merge with DP Acquisition Corp., a newly-formed subsidiary of the Company, with DARA surviving as a wholly-owned subsidiary. After giving effect to the merger, DARA stockholders will hold 96.4% of the Company’s outstanding shares of common stock on a fully-diluted basis, and the Company will change its name to DARA BioSciences, Inc. and be based in Raleigh, North Carolina (see Note 9 below).

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, as shown in the September 30, 2007 financial statements, the Company has cash of $2,311,000 and an accumulated deficit of $102,705,000. The Company also incurred a net loss of $10,971,000 and negative cash flows from operations of $11,880,000 during the first nine months of 2007 and has also incurred a net loss and negative cash flows from operations in each of the last five years. As a result, there exists substantial doubt about the Company’s ability to continue as a going concern without additional financing. To date, the Company has principally raised capital through public and private placements of its equity securities. The Company has recently terminated all but two employees (the former senior executives of the Company have retained their corporate titles and are currently acting as consultants to Point as part of a more variable-cost consulting team), ceased funding its research and clinical operations and has entered into an agreement to merge with DARA. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities, or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

Unaudited Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for the complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended September 30, 2007 are not indicative of the results that may be expected for the year ended December 31, 2007.

The condensed consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Loss Per Common Share

Basic and diluted net loss per common share amounts are presented in conformity with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share”, for all periods presented. In accordance with SFAS No. 128, basic and diluted net loss per common share amounts have been computed using the weighted-average number of shares of common stock outstanding for the three and nine month periods ended September 30, 2007 and 2006. Potentially dilutive securities, consisting of stock options of 2,681,922 and warrants of 3,962,492 outstanding at September 30, 2007 and stock options of 5,314,728 and warrants of 2,592,500 outstanding at September 30, 2006 have been excluded from the diluted earnings per share calculations since their effect is antidilutive.

Stock-Based Compensation

The Company follows the provisions of SFAS 123(R), Share-Based Payment—An Amendment of FASB Statement No. 123 (“SFAS No. 123R”) which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value over the requisite service period. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB No. 107”), which expressed the views of the SEC regarding the interaction between SFAS No. 123R and certain rules and regulations of the SEC. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term.

Prior to January 1, 2006, the Company applied the pro forma disclosure requirements under SFAS No. 123 and accounted for its stock-based employee compensation plans using the intrinsic value method under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

Accordingly, no stock-based employee compensation cost was recognized in the statement of operations for the years prior to January 1, 2006, as all stock options granted under the Company’s stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

For the three month period ended September 30, 2007, the Company recorded a credit of non-cash stock-based compensation expense in accordance with SFAS No. 123R of $203,000 for stock options granted to employees and outside directors under the Company’s stock option plans, of which $56,000 was included in research and development expenses and $146,000 was included in general and administrative expenses. The credit recorded resulted from an adjustment in the forfeiture rate previously estimated as all but two of our employees were terminated as of September 30, 2007. For the nine month period ended September 30, 2007, the Company recorded non-cash stock-based compensation expense of $169,000 for stock options granted under the Company’s stock option plans, of which a credit in the amount of $186,000 was recorded in research and development expenses and a credit of $355,000 was recorded in general and administrative expenses.

For the three-month period ended September 30, 2006, the Company recorded non-cash stock-based compensation expense of $488,000 for stock options granted under the Company’s stock option plans, of which $262,000 was included in research and development expenses and $226,000 was included in general and administrative expenses. For the nine-month period ended September 30, 2006, the Company recorded non-cash stock-based compensation expense of $1,613,000 for stock options granted under the Company’s stock option plans, of which $778,000 was recorded in research and development expenses and $835,000 was included in general and administrative expenses.

In connection with the work force reductions in 2007, the Company extended the time terminated employees had to vest their stock options from 90 days post termination to December 31, 2007. Utilizing the Black-Scholes method, the Company determined that they did not have to record any incremental non-cash stock compensation as a result of this modification to the grants.

No amounts relating to stock-based compensation have been capitalized.

The Company’s stock option plans allow for the granting of incentive and nonqualified options and awards to purchase shares of the Company’s common stock. Historically, incentive options granted to employees under the Company’s stock option plans generally vested over a four-year period, with 25% vesting on each anniversary date of the grant. Nonqualified options issued to non-employee directors and consultants under the Company’s stock option plans generally vest during their period of service with the Company. Options granted under the Company’s stock option plans have a maximum term of ten years from the date of grant. At September 30, 2007, a total of 7,876,085 shares of common stock were approved for issuance under the Company’s stock option plans and 5,712,542 shares underlying options were available for future grant under the Company’s stock option plans.

The Company uses the Black-Scholes option pricing model to calculate the fair value on the grant date of stock-based compensation for stock options granted. The fair value of stock options granted during the nine month periods ended September 30, 2007 and 2006 was calculated using the following estimated weighted-average assumptions:

	2007	2006
Expected term (years)	4.0	4.0
Volatility	87%	65–93%
Risk-free interest rate	4.8%	4.3–5.1%

Expected term—The expected term of options granted represents the period of time for which the options are expected to be outstanding and is derived from the Company’s stock option exercise experience and option expiration data. The Company believes that this is currently the best estimate of the expected term of a new option. In addition, for purposes of estimating the expected term, the Company has aggregated all individual option awards into one group as the Company does not expect substantial differences in exercise behavior among its employees.

Expected volatility—The expected volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate during the expected term of options granted. The Company determines the expected volatility based upon the historical volatility of the Company’s common stock over a period commensurate with the option’s expected term, as adjusted. The Company also reviewed the volatility of other similar stage companies in the biotechnology industry.

Risk-free interest rate—The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the option’s expected term on the grant date.

Expected dividend yield—The Company has never declared or paid any cash dividends on any of its common stock and does not expect to do so in the foreseeable future. Accordingly, the Company uses an expected dividend yield of zero to calculate the grant date fair value of a stock option.

The Company recognizes compensation expense on a straight-line basis over the requisite service period based upon options that are ultimately expected to vest, and accordingly, such compensation expense has been adjusted by an amount of estimated forfeitures. Forfeitures represent only the unvested portion of a surrendered option. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to the adoption of SFAS No. 123R, the Company accounted for forfeitures upon occurrence as permitted under SFAS No. 123. During the three and nine month period ended September 30, 2007, the Company recorded forfeitures based upon actual forfeitures with an estimate for future forfeitures based on historical data which it believes is a reasonable assumption to estimate forfeitures. The rate used for the nine month period ended September 30, 2007 was 100.0% due to the termination of all but two of our employees as of September 30, 2007, and the proposed merger with DARA. For the nine month period ended September 30, 2006, the Company accounted for forfeitures based upon historical data only using a rate of 4.5% which at the time was a reasonable estimate of forfeitures. The estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

The weighted-average per share fair value of stock options granted under the Company’s stock option plans during the nine month period ended September 30, 2007 and 2006 was $0.46 and $1.88, respectively.

Information regarding option activity for the nine month period ended September 30, 2007 under the Company’s stock option plans is summarized below:

	Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding at December 31, 2006	5,038,228	$3.44
Granted	92,500	$0.46
Exercised	(5,000)	$0.80
Forfeited	(1,521,791)	$3.59
Expired	(922,015)	$3.06

Options outstanding at September 30, 2007	2,681,922	$3.38	1.53	$—

Options vested and exercisable at September 30, 2007	2,636,922	$3.37	1.42	$—

There is no aggregate intrinsic value in the table above which would represent the total pre-tax intrinsic value (the difference between the closing price of the Company’s common stock on September 30, 2007 of $0.04 and the exercise price of each in-the-money option) that would have been received by the option holders had all option holders exercised their options on September 30, 2007 due to the fact that all current stock options are priced above $0.04 per share. Total cash received for stock options exercised during the nine month period ended September 30, 2007 was $4,000. Total intrinsic value of stock options exercised under the Company’s stock option plans for the nine month period ended September 30, 2007 was $300.

As of September 30, 2007, there was $86,000 of total unrecognized compensation cost related to unvested share-based awards. That cost is expected to be recognized over a period of 2.5 remaining years with a weighted-average of 2.03 years.

3.	Offering

On February 2, 2007, the Company priced a registered direct offering (the “Offering”) for the sale of 6,523,776 shares of its common stock at a price of $0.73 per share. The Offering closed on February 7, 2007 with gross proceeds from the Offering of $4,762,000. After placement agent fees of $286,000 and other expenses related to the offering totaling $85,000, net proceeds to the Company were $4,391,000. The investors in this offering also received five-year warrants, exercisable upon expiration of a lock-up period of six months, to purchase an additional 978,566 shares of common stock at an exercise price of $1.00 per share. The Company also issued 391,426 warrants at an exercise price of $1.00 per share to the placement agent, Rodman & Renshaw LLC, exercisable upon expiration of a lock-up period of six months. The offered shares are registered pursuant to the Company’s shelf registration statement that was declared effective by the Securities and Exchange Commission (the “SEC”) on January 12, 2005.

As a result of this offering, 1,150,000 previously issued warrants were repriced from $5.31 per share to $4.54 per share.

4.	Insurance Settlement

On March 2, 2007, the Company received an insurance settlement in the amount of $305,000 relating to a shipment of drug supply that was damaged in June 2006 during shipping. The Company recorded this as a credit to manufacturing expense in the three month period ended March 31, 2007.

5.	Workforce Reduction

In June 2007, the Company reduced its work force from 33 employees to 8 employees. The total charge for this work force reduction for severance and related fringes was approximately $260,000. All severance was paid in a lump sum based on the Company’s severance plan, which permits employees to receive a base severance of two weeks plus one week for each year of service. In July 2007, the Company further reduced its workforce, including senior executives of the Company, to two employees. The total charge for this workforce reduction for severance and related fringes was approximately $285,000. All severance was paid in a lump sum based on the Company’s severance plan, which permits employees to receive a base severance of two weeks plus one week for each full year of service. The Company also recorded $1,240,000 of additional severance benefits payable to certain former executives of the Company in accordance with their employment contracts. These severance benefits have not been paid to these individuals as of September 30, 2007.

6.	Lease Termination

On July 26, 2007, the Company reached an agreement with its landlord, KNH Realty Trust (“KNH”) to terminate the lease for its corporate offices at 155 Federal Street in Boston, Massachusetts (the “Termination Agreement”) effective July 31, 2007. The Termination Agreement provides for a one time payment of approximately $333,000 by the Company to KNH in consideration of releasing the Company from all of its obligations under its lease, dated as of March 16, 2005, the term of which otherwise ran until July 1, 2010. The one-time payment was made by the Company in the third quarter of 2007. In addition, the Company agreed to transfer ownership of all of its furniture, office equipment and leasehold improvements to KNH, all of which were deemed to be impaired at June 30, 2007. On July 31, 2007, the Company relocated its corporate offices to a substantially smaller temporary location at 70 Walnut Street in Wellesley Hills, Massachusetts.

7.	Asset Impairment

As a result of the workforce reduction in 2007 and the subsequent negotiations regarding the termination of the lease for the Company’s corporate headquarters (see Note 6), the Company wrote down and sold its assets no longer in use in accordance with FASB 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

The Company recorded an impairment charge of approximately $125,000 for the impairment of computer, office furniture, office equipment and leasehold improvements for which the Company would not use or receive any compensation in the future. Offsetting the charge were net proceeds from the sale of the Company’s laboratory equipment totaling $8,500, which resulted in a gain of approximately $2,000.

8.	New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on subsequent derecognition of tax positions, financial statement classification, recognition of interest and penalties, accounting in interim periods, and disclosure and transition requirements. The Company adopted the provisions of FIN 48 on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, “Accounting for Contingencies”. As required by FIN 48, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. The amount of unrecognized tax benefits as of January 1, 2007 was zero. There have been no material changes in unrecognized tax benefits since January 1, 2007. As of January 1, 2007, due to the carry forward of unutilized net operating losses and research and development credits, the Company is subject to U.S. Federal income tax examinations for the tax years 2002 through 2006, and to state income tax examinations for the tax years 1994 through 2006. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expense. No amounts were accrued for the payment of interest and penalties at January 1, 2007. The Company’s adoption of FIN 48 did not have a material effect on the Company’s financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which will be effective for public entities no later than the beginning of the first fiscal year beginning after November 15, 2007. The new standard allows entities to voluntarily choose, at specific election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value” option). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings). The Company will adopt this pronouncement on January 1, 2008 and is currently evaluating the impact that this pronouncement will have on its consolidated financial statements.

9.	Subsequent Event

On October 9, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DARA.

Pursuant to the Merger Agreement, DARA plans to merge with DP Acquisition Corp., a newly-formed subsidiary of the Company, with DARA surviving as a wholly-owned subsidiary of the Company (the “Merger”). DARA stockholders will receive shares of common stock of the Company representing 96.4% outstanding common stock on a fully diluted basis of the combined company, which will change its name to DARA BioSciences, Inc. and be based in Raleigh, North Carolina. As a condition to the Merger Agreement, the Company will effect a reverse stock split prior to the effective date of the Merger. The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code and is expected to close in the first quarter of 2008.

The Company and DARA cannot complete the Merger unless the Company’s stockholders approve the issuance of shares of Point common stock in the Merger and the reverse stock split, and DARA’s stockholders approve the Merger Agreement, the Merger, and the other matters contemplated in the Merger Agreement. Additionally, the Merger is subject to other customary closing conditions, including that the registration statement registering the shares of Point common stock to be issued in the Merger is declared effective by the Securities and Exchange Commission.

The executive officers and directors of DARA and the directors and former executive officers of the Company have executed agreements pursuant to which they have agreed to vote the shares beneficially owned by them in favor of the Merger and the related transactions.

In addition, on October 9, 2007, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with DARA. The Loan Agreement provides for a loan facility under which the Company may request cash advances from DARA, in a total aggregate amount of up to $400,000, to be used to pay for professional and other fees and expenses and other transaction costs incurred by the Company in connection with the proposed Merger.

The Loan Agreement provides that the Company’s debt obligation under the Loan Agreement will be forgiven in its entirety (i) upon the consummation of the Merger, (ii) if the Merger Agreement is terminated because the required approval of DARA stockholders is not received, (iii) if the Company terminates the Merger Agreement due to a breach by DARA or the occurrence of a material adverse effect on DARA or (iv) if DARA terminates the Merger Agreement for a reason expressly disclosed to it by the Company in the disclosure schedules to the Merger Agreement. If the Merger is not consummated, the Loan Agreement requires the Company to repay the full amounts actually borrowed under the credit facility on the earlier of (i) the commencement of bankruptcy proceedings by the Company, (ii) termination of the Merger Agreement, other than as a result of DARA’s failure to fulfill its obligations thereunder, or (iii) March 31, 2008. Borrowings under the credit facility bear interest at an annual rate of 5%. All of the Company’s assets are pledged as collateral for any borrowings under the Loan Agreement. The Loan Agreement contains various affirmative and negative covenants, including prohibitions on sales of assets and certain other corporate transactions.

The description of the Merger and related transactions in this report is qualified in its entirety by reference to the Merger Agreement and the Loan Agreement. Copies of the Merger Agreement, the Loan Agreement and the related Note, as well as a copy of the press release issued on October 10, 2007, are attached as Exhibits to the Company’s Report on Form 8-K filed with the SEC on October 10, 2007.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DARA BIOSCIENCES, INC.

POINT THERAPEUTICS, INC.

AND

DP ACQUISITION CORP.

DATED AS OF OCTOBER 9, 2007

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

SECTION
Acquisition Proposal	7.6(b)
Affiliate	10.3
Agreement	Preamble
Applications	3.13(b)
Beneficial owner, beneficial ownership and beneficially own	10.3
Benefit Plans	3.15(l)
Blue Sky Laws	3.5(b)
Business Day	10.3
Certificate and Certificates	2.2(b)
Certificate of Merger	1.2
Closing	1.6
Closing Date	1.6
Cobra	3.15(f)
Code	Recitals
Confidentiality Agreement	7.2
Consulting Agreement	8.2(f)
Control, controlled by and under common control with	10.3
CSA	3.25(a)
Current Cash Reserves	3.6(c)
DARA	Preamble
DARA Benefit Plans	5.15(k)
DARA Common Stock	Recitals
DARA Commonly Controlled Entity	5.15(k)
DARA Disclosure Schedule	Article IV
DARA Environmental Claim	5.18(d)
DARA Environmental Permits	5.18(a)
DARA ERISA Plan	5.15(k)
DARA Material Contracts	5.14
DARA Patent	5.13(h)
DARA Permits	5.10
DARA Real Property	5.16
DARA Series A Preferred Stock	Recitals
DARA Series B Preferred Stock	Recitals
DARA Stock Plan	2.3(a)
DARA Stockholder Approval	5.4
DARA Stockholders Meeting	7.3(c)
DARA Subsidiary and DARA Subsidiaries	5.1
DARA Tax Returns	5.12
DEA	3.25(a)
Delaware Law	1.1
Effective Time	1.2
Encumbrance	10.3
Environmental Laws	3.18(d)(ii)

A-iv

SECTION
ERISA	3.15(a)
Exchange Act	3.5(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)
FDA	3.25(a)
FDCA	3.25(a)
fully diluted	10.3
GAAP	3.6(b)
Governmental Entity	3.5(b)
Hazardous Materials	3.18(d)(iii)
HIPAA	3.15(f)
Indebtedness	10.3
Initial Plan	6.2(b)
Intellectual Property	10.3
Interim Period	7.1
IRS	3.15(a)
Joint Proxy Statement/Prospectus	3.24
Loan Agreement	3.6(c)
Material Adverse Effect	10.3
Merger Consideration	2.1(a)
Merger Sub	Preamble
Merger	1.1
Multiemployer Plan	3.15(c)
Name Change	6.1(b)
Nasdaq	3.5(b)
Noncompetition Agreement	8.2(f)
Non-U.S. Applications	3.13(b)
Non-U.S. Patents	3.13(b)
Option	2.3(a)
Parachute Gross Up Payment	3.15(e)
Person	10.3
Pharmaceutical Product	3.25(a)
PHSA	3.25(a)
Point	Preamble
Point Benefit Plans	3.15(l)
Point Common Stock	Recitals
Point Commonly Controlled Entity	3.15(l)
Point Disclosure Schedule	Article III
Point Environment Permits	3.18(a)
Point Environmental Claim	3.18(d)(i)
Point ERISA Plan	3.15(l)
Point Material Contracts	3.14(a)
Point Permits	3.10
Point Patent	3.13(h)
Point Preferred Stock	3.3(a)

A-v

SECTION
Point Real Property	3.16
Point SEC Reports	3.6(a)
Point Stock Option Plan	3.3(a)
Point Stockholder Approval	3.4
Point Stockholders Meeting	7.3(b)
Point Subsidiary and Point Subsidiaries	3.1
Point Tax Returns	3.12
reasonable efforts	10.3
Receiving Party	7.2
Registration Statement	3.24
Representatives	7.6(a)
Reverse Stock Split	6.1(b)
SEC	3.6(a)
Securities Act	3.5(b)
Subsidiary	10.3
Superior Proposal	7.6(c)
Surviving Corporation	1.1
Tax, Taxable and Taxes	10.3
Taxing Authority	10.3
Terminating Point Breach	9.1(b)
Terminating DARA Breach	9.1(c)
Treasury Regulations	Recitals
Tufts	3.13(a)
U.S. Applications	3.13(a)
U.S. Patents	3.13(a)
Warrants	2.3(b)

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of October 9, 2007 (this “Agreement”), among DARA Biosciences, Inc., a Delaware corporation (“DARA”), Point Therapeutics, Inc., a Delaware corporation (“Point”), and DP Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Point (“Merger Sub”).

WITNESSETH:

WHEREAS, the Boards of Directors of Point and DARA deem it advisable and in the best interests of each corporation and its respective stockholders that Point and DARA engage in a business combination in order to advance the long-term strategic business interests of Point and DARA;

WHEREAS, the combination of Point and DARA shall be effected by the terms of this Agreement through a merger as outlined below;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Point and DARA have approved the Merger (as defined below), upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of common stock, par value $0.001 per share, of DARA (“DARA Common Stock”), each share of Series A preferred stock, par value $0.001 per share, of DARA (“DARA Series A Preferred Stock”) and each share of Series B preferred stock, par value $0.001 per share, of DARA (“DARA Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time (as defined in Section 1.2), will be converted into the right to receive shares of common stock, $0.01 par value, of Point (“Point Common Stock”) as set forth in Section 2.1;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of DARA to enter into this Agreement, certain holders of Point Common Stock, have entered into agreements with DARA pursuant to which, among other things, such holders have agreed to vote their shares of Point Common Stock in favor of approval of the issuance of Point Common Stock in the Merger (as defined below) pursuant to this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Point and Merger Sub to enter into this Agreement, certain holders of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock have entered into agreements with Point pursuant to which, among other things, such holders have agreed to vote their shares of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock in favor of approval and adoption of this Agreement; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the United States Treasury Regulations promulgated thereunder (the “Treasury Regulations”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (“Delaware Law”), at the Effective Time (as defined in Section 1.2) Merger Sub shall be merged with and into DARA (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and DARA shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and a wholly-owned subsidiary of Point.

Section 1.2. Effective Time

As promptly as practicable on the Closing Date (as defined in Section 1.6), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, as required by, and executed in accordance with the relevant provisions of, Delaware Law, such certificate to be in such form as approved by each of Point and DARA prior to such filing (the time of the filing of the Certificate of Merger or the time specified therein being the “Effective Time”). The Certificate of Merger shall provide that the name of the Surviving Corporation as of and after the Effective Time will be “DARA Pharmaceuticals, Inc.”

Section 1.3. Effect of the Merger

At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the rights, privileges, powers and franchises of Merger Sub and DARA shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and DARA shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4. Certificate of Incorporation; Bylaws

At the Effective Time, (a) the certificate of incorporation of DARA, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, and (b) the bylaws of DARA, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

Section 1.5. Directors and Officers

(a) The directors of the Surviving Corporation immediately upon the effectiveness of the Merger shall be the directors of DARA immediately prior to the effectiveness of the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

(b) The officers of the Surviving Corporation immediately upon the effectiveness of the Merger shall be the officers of DARA immediately prior to the effectiveness of the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.6. Closing

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place on or before March 31, 2008, or as promptly as practicable thereafter upon the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII hereof (the “Closing Date”). The Closing shall take place at the offices of Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina 27607, or at such other place as agreed to in writing by the parties hereto. It is the intention of the parties that the Closing shall occur as soon as practicable after the Point Stockholders Meeting and the DARA Stockholders Meeting.

Section 1.7. Subsequent Actions

If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue in, vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of either of its constituent corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be and hereby are directed and authorized to execute and deliver, in the name and on behalf of either of such constituent corporations, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.8. Tax Treatment of the Merger

It is intended by the parties hereto that the Merger shall constitute a reorganization of Point, Merger Sub and DARA within the meaning of Section 368(a) of the Code. The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1. Conversion of Securities

At the Effective Time, by virtue of the Merger and without any action on the part of DARA, Merger Sub, Point or the holders of any of the securities referred to in this Section 2.1:

(a) Capital Stock. Each share of DARA Common Stock (excluding any shares described in Section 2.1(b)) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive such number of shares of Point Common Stock (the “Exchange Ratio”) so that the holders of DARA Common Stock, DARA Series A Preferred Stock, DARA Series B Preferred Stock, DARA Options and DARA Warrants receiving Point Common Stock or the right to receive Point Common Stock pursuant to Section 2 hereof collectively own 96.4% of the outstanding shares of Point Common Stock, on a fully diluted basis, following the Closing. For purposes of the calculation in the preceding sentence, the 3.6% of the outstanding Point Common Stock immediately after the Effective Time that will be held by the holders of Point Common Stock immediately prior to the Effective Time shall be calculated on a fully diluted basis immediately before the Effective Time. Each share of DARA Series A Preferred Stock (excluding any shares described in Section 2.1(c)) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive a number of shares of Point Common Stock equal to (i) the number of shares of DARA Common Stock into which the shares of DARA Series A Preferred Stock are convertible immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Each share of DARA Series B Preferred Stock (excluding any shares described in Section 2.1(c)) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive a number of shares of Point Common Stock equal to (i) the number of shares of DARA Common Stock into which the shares of Series B Preferred Stock are convertible immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio.

The shares of Point Common Stock issuable to the holders of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock pursuant hereto, together with the amount of cash in lieu of fractional shares payable pursuant to Section 2.1(d), is sometimes referred to herein, collectively, as the “Merger Consideration”. All such shares of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent only the right to receive the Merger Consideration. Except as otherwise provided herein or by applicable law, the holders of certificates previously evidencing such shares of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock. Each such certificate previously evidencing such shares of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock shall be exchanged for the number of shares previously evidenced by the canceled certificate upon the surrender of such certificate in accordance with the provisions of Section 2.2 multiplied by the Exchange Ratio.

(b) Treasury Stock. All shares of capital stock of DARA held in the treasury of DARA immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no amount shall be delivered or deliverable in exchange therefor.

(c) Merger Sub Stock. Each share of common stock, par value $.0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) duly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) No Fractional Shares. No certificate or scrip representing any fractional shares of Point Common Stock shall be issued pursuant to Section 2.1(a), and other than the right to receive the cash payment pursuant to this Section 2.1(d), any such fractional interests shall not entitle the owner thereof to any rights as a securityholder of Point. Notwithstanding any other provision hereof, all holders of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock otherwise entitled to receive fractional shares of Point Common Stock pursuant to Section 2.1(a) shall be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Point Common Stock to which the holder of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock would otherwise be entitled under Section 2.1(a) multiplied by the last trade price prior to the Closing Date. As promptly as possible after the determination of the amount of cash to be paid to holders of fractional interests, the Exchange Agent shall so notify Point, and Point shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to holders of such fractional interests subject to and in accordance with the terms hereof.

Section 2.2. Exchange of Certificates

(a) Exchange Agent. Promptly, and in no event later than one business day, after the Effective Time, Point shall deposit with American Stock Transfer & Trust Company or an exchange agent designated by DARA and reasonably acceptable to Point (the “Exchange Agent”), for the benefit of the former holders of shares of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock (excluding any shares described in Section 2.1(b)), for issuance and payment in accordance with this Article II (i) the shares of Point Common Stock issuable pursuant to Section 2.1(a) and (ii) cash in an amount sufficient to make payment for fractional shares under Section 2.1(d) (such shares of Point Common Stock and cash being hereinafter referred to as the “Exchange Fund”). Point shall cause the Exchange Agent, pursuant to irrevocable instructions, to deliver Point Common Stock (and cash for fractional shares) contemplated to be paid pursuant to Sections 2.1(a) and (d) out of the Exchange Fund. The Exchange Fund shall not be used for any purpose other than as set forth in this Section 2.2(a).

(b) Payment Procedures. As soon as reasonably practicable after the Effective Time, Point shall cause the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates (each a “Certificate” and collectively, the “Certificates”) that immediately prior to the Effective Time evidenced outstanding shares of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock (excluding any shares described in Section 2.1(b)): (i) a form letter of transmittal and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable amount of Merger Consideration pursuant to Section 2.1(a) and Section 2.1(d) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(i), and such Certificate shall forthwith be canceled. In the event of a surrender of a Certificate representing shares of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock which are not registered in the transfer records of DARA under the name of the Person surrendering such Certificate, a certificate representing the proper number of shares of Point Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered if (x) such Certificate shall be properly endorsed or otherwise be in proper form for transfer to the Person surrendering such Certificate and requesting such issuance, (y) such Person surrendering such Certificate and requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Point Common Stock to a Person other than the registered holder of such Certificate or shall establish to the satisfaction of Point that such Taxes have been paid or are not applicable, and (z) such Person surrendering such Certificate shall, if required by Point, have such Person’s signature guaranteed by a bank, brokerage firm or other financial intermediary that is a member of a medallion guarantee program. Until surrendered in accordance with the provisions of this Section 2.2, each Certificate shall represent for all purposes only the right to receive the applicable consideration set forth in Section 2.1, without any interest thereon.

(c) No Further Rights in Stock. All shares of Point Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of Sections 2.1 and 2.2 hereof (including any cash paid pursuant to this Article II) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock theretofore represented by such Certificates, and there shall be no further registration of transfer on the stock transfer books of the Surviving Corporation of the shares of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock represented by such Certificates which were outstanding immediately prior to the Effective Time. If, after the Effective Time, any such Certificates are presented to Point, the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

(d) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by DARA, on a daily basis. Any interest and other income resulting from such investments shall be paid to or as directed by DARA.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock for one hundred eighty (180) days after the Effective Time shall be delivered to Point, upon demand, and any holder of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock that have not theretofore complied with this Article II shall thereafter look only to Point for the Merger Consideration to which such holder is entitled pursuant hereto.

(f) No Liability. Neither Point nor the Surviving Corporation shall be liable to any holder of shares of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock for any Point Common Stock or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Withholding of Tax. Point or the Exchange Agent shall be entitled to deduct and withhold from the applicable amount of the Merger Consideration otherwise issuable to, and any cash payment in lieu of fractional shares otherwise payable pursuant to this Agreement to, any former holder of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock such amounts as Point (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Point (or any Affiliate thereof) or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock in respect of whom such deduction and withholding was made by Point (or any Affiliate thereof) or the Exchange Agent.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificate evidencing shares of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock shall have been lost, stolen or destroyed, upon the making of an affidavit setting forth that fact by the Person claiming such lost, stolen or destroyed Certificate and, if required by Point the posting by such Person of a bond in such reasonable amount as Point may direct as indemnity against any claim that may be made against Point, the Surviving Corporation or the Exchange Agent with respect to such Certificate, Point shall cause the Exchange Agent to pay to such Person the applicable amount of the Merger Consideration with respect to such lost, stolen or destroyed Certificate.

(i) Distributions With Respect To Unexchanged DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock. No dividends or other distributions declared or made with respect to Point Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Point Common Stock such holder is entitled to receive pursuant to Section 2.1 until such holder shall surrender such Certificate. Subject to applicable law and the provisions of this Article II, following the surrender of any such Certificate there shall be paid to the record holder of the shares of Point Common Stock issued in exchange for such Certificate, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Point Common Stock.

Section 2.3. Assumption Of Obligations To Issue Stock

(a) DARA Options. As of the Effective Time, each outstanding option to purchase or acquire shares of DARA Common Stock (an “Option”) granted under DARA’s Amended and Restated 2003 Employee, Director and Consultant Stock Plan (the “DARA Stock Plan”) shall be converted into an option to acquire Point Common Stock as provided for in this Section 2.3(a). As of the Effective Time, each Option shall continue to have, and shall be subject to, the terms and conditions of each agreement pursuant to which such Option was subject as of the Effective Time (including the terms and conditions of the DARA Stock Plan), except that (i) each Option shall be exercisable for that number of whole shares of Point Common Stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of DARA Common Stock subject to such Option at the Effective Time multiplied by (B) the Exchange Ratio; and (ii) the exercise price per share of Point Common Stock issuable pursuant to each Option shall be equal to the exercise price per share of DARA Common Stock under such Option at the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. Except for changes to the Options expressly provided for in the DARA Stock Plan by reason of the consummation of the transactions contemplated hereby, the assumption and substitution of Options as provided herein shall not give the holders of such Options additional benefits or additional (or accelerated) vesting rights which such holders did not have as of the Effective Time, or relieve the holders of such Options of any obligations or restrictions applicable to their Options or the shares obtainable upon exercise of the Options.

The adjustment provided for herein with respect to any Options that are “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner that is consistent with continued treatment of such Options as “incentive stock options” under Section 424(a) of the Code. The DARA Stock Plan shall be assumed by Point with respect to all outstanding Options granted under the DARA Stock Plan, and no further options to purchase or acquire shares of DARA Common Stock or other awards or rights shall be granted under the DARA Stock Plan after the Effective Time. The duration and other terms of the new options provided for in this Section 2.3(a) shall be the same as the original Options except that all references to DARA shall be references to Point. Point shall take all corporate action reasonably necessary to reserve for issuance a sufficient number of shares of Point Common Stock for delivery upon the exercise of the Options.

(b) DARA Warrants. As of the Effective Time, each outstanding warrant to purchase or acquire shares of DARA Common Stock (a “Warrant”) shall be converted into a warrant to acquire Point Common Stock as provided for in this Section 2.3(b). As of the Effective Time, each Warrant shall continue to have, and shall be subject to, the terms and conditions of each agreement pursuant to which such Warrant was subject as of the Effective Time, except that (i) each Warrant shall be exercisable for that number of whole shares of Point Common Stock equal to the product, rounded up to the nearest whole number, of (A) the aggregate number of shares of DARA Common Stock subject to such Warrant at the Effective Time multiplied by (B) the Exchange Ratio; and (ii) the exercise price per share of Point Common Stock issuable pursuant to each Warrant shall be equal to the exercise price per share of DARA Common Stock under such Warrant at the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent. Except for changes to the Warrants expressly provided for in the agreement governing such Warrant by reason of the consummation of the transactions contemplated hereby, the assumption and substitution of Warrants as provided herein shall not give the holders of such Warrants additional benefits or additional (or accelerated) rights which such holders did not have as of the Effective Time, or relieve the holders of such Warrants of any obligations or restrictions applicable to their Warrants or the shares obtainable upon exercise of the Warrants. The duration and other terms of the new Warrants provided for in this Section 2.3(b) shall be the same as the original Warrants except that all references to DARA shall be references to Point. Point shall take all corporate action reasonably necessary to reserve for issuance a sufficient number of shares of Point Common Stock for delivery upon the exercise of the Warrants.

Section 2.4. Transfer Books

At the Effective Time, the transfer books of DARA with respect to all shares of capital stock and other securities of DARA shall be closed and no further registration of transfers of such shares of capital stock shall thereafter be made on the records of DARA. On or after the Effective Time, if any Certificates for shares of DARA Common Stock, DARA Series A Preferred Stock or DARA Series B Preferred Stock (excluding any shares described in Section 2.1(b)) are presented to the Exchange Agent, the Surviving Corporation or Point for any reason, such Certificates shall be canceled and exchanged as provided in this Article II, except as otherwise provided by law.

Section 2.5. Certain Adjustments

If between the date hereof and the Effective Time, the outstanding shares of DARA Common Stock or of Point Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, other than the Reverse Stock Split (as defined below) the Exchange Ratio (and any other references herein to a price per share of Point Common Stock) shall be adjusted accordingly to provide the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF POINT

Point hereby represents and warrants to DARA, subject to the exceptions set forth in Point’s disclosure schedule (the “Point Disclosure Schedule”) (which exceptions shall specifically identify a section, subsection or clause of a single section or subsection hereof, as applicable, to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such section, subsection or clause hereof and any other section, subsection or clause hereof to which such disclosure reasonably relates) that:

Section 3.1. Organization And Qualification; Subsidiaries

Each of Point and each Subsidiary (as defined below) of Point (each a “Point Subsidiary” and collectively, the “Point Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Point and each Point Subsidiary is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on Point. Each of Point and each Point Subsidiary has the requisite corporate power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its businesses as now being conducted, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on Point. Point has no Subsidiaries (as defined below) other than those listed in Schedule 3.1 of the Point Disclosure Schedule, each of which is wholly-owned by Point, or any direct or indirect beneficial ownership of any securities, equity or other ownership interest in any Person other than those listed on Schedule 3.1 of the Point Disclosure Schedule.

Section 3.2. Certificate Of Incorporation And Bylaws

Point has heretofore delivered to DARA a complete and correct copy of the certificate or articles of incorporation and the bylaws of Point and each Point Subsidiary, each as amended to the date of this Agreement. Each such certificate or articles of incorporation and bylaws is in full force and effect. Except as disclosed on Schedule 3.2 of the Point Disclosure Schedule, neither Point nor any Point Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation or bylaws.

Section 3.3. Capitalization

(a) The authorized capital stock of Point consists of Seventy-Five Million (75,000,000) shares of Point Common Stock, par value $.0.01 per share, and One Million (1,000,000) shares of preferred stock, par value $.01 per share, of Point (“Point Preferred Stock”). As of August 31, 2007: (i) Thirty-Nine Million Three Hundred Eleven Thousand Five Hundred Eighty-Five (39,311,585) shares of Point Common Stock were issued and outstanding; (ii) all shares of Point Common Stock issuable upon the exercise of the options under the plans set forth in Schedule 3.3(a) of the Point Disclosure Schedule (collectively, the “Point Stock Option Plan”) have been reserved for issuance; (iii) Two-Hundred Eighteen Thousand Five Hundred Forty-Five (218,545) shares of Point Common Stock were held by Point in Point’s treasury; and (iv) no shares of Point Preferred Stock were issued or outstanding. Schedule 3.3(a) sets forth a complete and correct list, as of the date hereof, of the number of shares of Point Common Stock subject to options, including, without limitation, those subject to employee stock options or other rights to purchase or receive Point Common Stock granted under the Point Stock Option Plan, in each case including the dates of grant, exercise prices, vesting schedule and expiration dates for such options. Schedule 3.3(a) of the Point Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of all convertible debt of Point, including principal amount outstanding, interest rate, due date, conversion rate and redemption terms.

(b) All outstanding shares of capital stock of Point are, and all shares which may be issued upon exercise of options under the Point Stock Option Plan will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.3 and on Schedule 3.3 of the Point Disclosure Schedule, (i) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of Point, (B) any securities of Point or any Point Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities or ownership interests of Point or any Point Subsidiary, (C) any warrants, calls, options or other rights to acquire from Point or any Point Subsidiary, and any obligation of Point or any Point Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other ownership interests in, Point or any Point Subsidiary, (ii) except as set forth in Schedule 3.3(b) of the Point Disclosure Schedule, there are no outstanding obligations of Point or any Point Subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, including, without limitation, any offer, issuance or sale in such a manner that would constitute a public offering of securities under the Securities Act, and (iii) except as contemplated in this Agreement and except as set forth in Schedule 3.3(b), Point is not presently under any obligation, has not agreed or committed, and has not granted rights, to register under the Securities Act or the Exchange Act, or otherwise file any registration statement under any such statute covering, any of its currently outstanding capital stock or other securities or any of its capital stock or other securities that may be subsequently issued.

(c) Except for the option agreements under the Point Stock Option Plan and except as set forth on Schedule 3.3(c) of the Point Disclosure Schedule, neither Point nor any Point Subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of or granting any preemptive or antidilutive rights with respect to, any securities of Point or any of the Point Subsidiaries that are outstanding, or that may be subsequently issued upon the conversion or exercise of any instrument or otherwise. Point does not have a “poison pill” or similar stockholder rights plan.

(d) Point represents and warrants to DARA that on the Closing Date, the aggregate number of outstanding shares of Point Common Stock on a fully diluted basis shall not exceed Forty-Six Million (46,000,000) shares.

Section 3.4. Authority

Point has the necessary corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approval of the issuance of the shares of Point Common Stock in the Merger and the adoption and approval of this Agreement by Point’s stockholders required by Delaware Law and Nasdaq rules (“Point Stockholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated hereby. Except for Point Stockholder Approval, the execution and delivery of this Agreement by Point and the consummation by Point of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Point are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Point and, assuming the due authorization, execution and delivery by DARA and Merger Sub, constitutes a legal, valid and binding obligation of Point, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity. Point, as the sole stockholder of Merger Sub, has approved the Merger and this Agreement.

Section 3.5. No Conflict; Required Filings And Consents

(a) The execution and delivery of this Agreement by Point do not, and the performance by Point of its obligations under this Agreement will not, (i) conflict with or violate the certificate or articles of incorporation or bylaws of Point or any Point Subsidiary, (ii) subject to obtaining the approvals and compliance with the requirements set forth in Section 3.5(b), conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Point or any Point Subsidiary or by which any of their respective properties or assets is bound or affected, or (iii) except as set forth in Schedule 3.5 of the Point Disclosure

Schedule, result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Point or any Point Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Point or any Point Subsidiary is a party or by which Point, any Point Subsidiary or any of their respective properties or assets is bound or affected, except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Point from performing its obligations under this Agreement in any material respect, and (B) have not had and would not be reasonably likely to have a Material Adverse Effect on Point or the Merger Sub.

(b) The execution and delivery of this Agreement by Point do not, and the performance of this Agreement by Point will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign government, or any governmental or regulatory authority, domestic or foreign (each a “Governmental Entity”), by or with respect to Point or any Point Subsidiary, except (i) for (A) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”), state takeover laws and the National Association of Securities Dealers Automated Quotation System/Capital Market System (“Nasdaq”), (B) applicable requirements, if any, of the consents, approvals, authorizations or permits described in Schedule 3.5, and (C) filing and recordation of appropriate merger documents as required by Delaware Law, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent Point from performing its obligations under this Agreement in any material respect, or (B) have not had and would not be reasonably likely to have a Material Adverse Effect on Point or the Surviving Corporation.

(c) Except as set forth on Schedule 3.5 of the Point Disclosure Schedule, the execution and delivery of this Agreement by Point does not, the performance of this Agreement by Point will not, and the consummation of the transactions contemplated by this Agreement will not, (i) entitle any current or former employee or officer of Point or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation, due any such employee or officer, or (iii) accelerate the vesting of any stock option or of any shares of restricted stock or other securities of Point.

Section 3.6. SEC Filings; Financial Statements

(a) Point has filed all forms, reports, statements and other documents required to be filed with the Securities and Exchange Commission (the “SEC”) since March 19, 2002 (collectively, the “Point SEC Reports”). As of their respective filing dates, the Point SEC Reports (x) complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and (y) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and unaudited interim financial statements of Point included in the Point SEC Reports complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The financial statements, including all related notes and schedules, contained in the Point SEC Reports (or incorporated by reference therein) present fairly in all material respects the consolidated financial position of Point and the Point Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of Point and the Point Subsidiaries for the periods indicated, in accordance with generally accepted accounting principles in effect in the United States (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be noted therein) and subject in the case of interim financial statements to normal year-end adjustments and preparation of footnotes.

(c) As of the date of this Agreement, the aggregate amount of (i) Point’s cash on hand, plus (ii) liquid investments of Point with a maturity of three years or less ((i) and (ii) “Current Cash Reserves”) is at least Two Million Two Hundred Thousand Dollars ($2,200,000). Point owns all such Current Cash Reserves free and clear of all Encumbrances. As of the date of this Agreement, Point has no Indebtedness except as reflected in the audited consolidated financial statements of Point included in Point’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, and except for Indebtedness incurred under the Loan and Security Agreement dated as of October 9, 2007 by and between Point and DARA (the “Loan Agreement”).

(d) Except as disclosed on Schedule 3.6 of the Point Disclosure Schedule, Point has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Point’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Point in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Point’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to SEC regulation.

(e) Point has disclosed, based on its evaluation for the fiscal year ended December 31, 2006, to its outside auditors and the audit committee of its Board of Directors (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to materially affect Point’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, known to management that involves management or other employees who, in each case, have a significant role in Point’s internal control over financial reporting.

Section 3.7. No Undisclosed Liabilities

Except as contemplated by this Agreement, neither Point nor any of the Point Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except liabilities or obligations set forth in the Point SEC Reports or reflected in Schedule 3.7 of the Point Disclosure Schedule.

Section 3.8. Absence Of Certain Changes Or Events

Except as contemplated by this Agreement or as set forth in the Point SEC Reports, since December 31, 2006, Point and the Point Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, and except as set forth in the Point SEC Reports or on Schedule 3.8 of the Point Disclosure Schedule, there has not been (a) any Material Adverse Effect on Point, (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Point’s capital stock, (c) any split, combination or reclassification of any of Point’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (d) (i) any granting by Point or any Point Subsidiary to any current or former director, officer or employee of Point or any of the Point Subsidiaries of any increase in compensation, bonus or other benefits, (ii) any granting by Point or any of the Point Subsidiaries to any such current or former director, officer or employee of any increase in severance or termination pay, (iii) any entry by Point or any of the Point Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer or employee, or (iv) any amendment to, or modification of, any option outstanding under the Point Stock Option Plan, (e) any damage, destruction or loss, whether or not covered by insurance, that would be reasonably likely to have a Material Adverse Effect on

Point, (f) any change in accounting methods, principles or practices by Point materially affecting its assets, liabilities or businesses, except insofar as may have been required by a change in GAAP, or (g) any Tax election that would be reasonably likely to have a Material Adverse Effect on Point or any of its tax attributes or any settlement or compromise of any material income tax liability.

Section 3.9. Absence Of Litigation

Except as set forth on Schedule 3.9 of the Point Disclosure Schedule and except as set forth in the Point SEC Reports filed as of the date of this Agreement, there are (a) no claims, actions, suits, investigations, or proceedings pending or, to the knowledge of Point, threatened against Point or any Point Subsidiary before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that would be reasonably likely to have a Material Adverse Effect on Point or that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against Point or any Point Subsidiary that would be reasonably likely to have a Material Adverse Effect on Point.

Section 3.10. Licenses And Permits; Compliance With Laws

Point and the Point Subsidiaries hold all permits, licenses, franchises, authorizations and approvals from all Governmental Entities (the “Point Permits”) which are necessary for the operation of the businesses of Point and the Point Subsidiaries as presently conducted and for Point and the Point Subsidiaries to own, lease and operate their respective properties, except where the failure to have any such permits, licenses or approvals would not have a Material Adverse Effect on Point. Point and the Point Subsidiaries are in compliance with the terms of the Point Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply would not have a Material Adverse Effect on Point.

Section 3.11. Unlawful Payments

None of Point, any Point Subsidiary, or any officer, director, employee, agent or representative of Point or any Point Subsidiary has made, directly or indirectly, any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of Point or any Point Subsidiary, unlawful payment from corporate funds to governmental or municipal officials in their individual capacities for the purpose of affecting their action or the actions of the jurisdiction which they represent to obtain favorable treatment in securing business or licenses or to obtain special concessions of any kind whatsoever, or illegal payment from corporate funds to obtain or retain any business.

Section 3.12. Taxes

(a) Except as set forth on Schedule 3.12 of the Point Disclosure Schedule, Point and the Point Subsidiaries have prepared and filed on a timely basis with all appropriate Governmental Entities all material returns, reports, information statements and other documentation (including extensions) required to be filed by Point and the Point Subsidiaries in respect of Taxes (the “Point Tax Returns”), and all such Point Tax Returns are correct and complete in all material respects. Point and the Point Subsidiaries have paid in full all Taxes due and, in the case of Taxes accruing but not due, Point has made adequate provisions in its books and records and financial statements for such payments (other than Taxes, in each case, the failure of which to pay have not had and are not reasonably likely to have a Material Adverse Effect on Point). Point and the Point Subsidiaries have withheld all amounts required by law to be withheld from payments made to their present or former employees, contractors, officers and directors or other third parties, except where the liability for which would not have a Material Adverse Effect on Point, and have, where required, remitted such amounts within the applicable periods to the appropriate Governmental Entities. In addition, except as set forth on Schedule 3.12 of the Point Disclosure Schedule: (i) there are no written assessments of, or written claims against, Point or the Point Subsidiaries with respect to Taxes that are outstanding; (ii) no Governmental Entity is conducting an examination or audit of Point or any Point Subsidiary in respect of Taxes and neither Point nor any Point Subsidiary has received written notice of any such examination or audit from any Governmental Entity; and (iii) neither Point nor any Point Subsidiary has executed or filed any written agreement extending the period of assessment or collection of any Taxes that remains outstanding and in effect.

(b) No Encumbrances exist for Taxes (other than Encumbrances for Taxes not yet due and payable or which are being contested in good faith) with respect to any of the assets or properties of Point or any Point Subsidiary.

(c) Neither Point nor any Point Subsidiary is a party to or bound by any tax-sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority).

(d) Point will not be required to include in a taxable period ending after the Effective Time any taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or any comparable provision of state, local or foreign Tax law, or for any other reason.

(e) No power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority by or on behalf of Point other than in connection with the payment of Point’s payroll taxes by a third party hired by Point.

(f) As of the date of this Agreement, the total adjusted tax basis of the assets of Point equals or exceeds the sum of any liabilities of Point.

Section 3.13. Intellectual Property

(a) Point is either the sole assignee at the PTO or is the exclusive licensee of each of the patents listed under the heading “U.S. Patents of Point” on Schedule 3.13 of the Point Disclosure Schedule (the “U.S. Patents”) and each of the patent applications listed under the heading “U.S. Patent Applications of Point” on Schedule 3.13 of the Point Disclosure Schedule (the “U.S. Applications”), and the U.S. Patents and U.S. Applications include all United States and foreign patents and patent applications owned by Point. Point owns or is the exclusive licensee of 21 issued U.S. Patents and 14 pending U.S. Applications. There are no claims by others (excluding the ownership claims of Tufts University a/k/a Trustees of Tufts College (“Tufts”)) to the U.S. Patents or U.S. Applications whose WGS Reference Numbers as listed on Schedule 3.13 of the Point Disclosure Schedule begin with I0254 and the U.S. Government’s “march-in” rights with respect to U.S. Patents or U.S. Applications claiming inventions developed with federal funds) to any ownership interest or lien with respect to any of the U.S. Patents or U.S. Applications. None of the U.S. Patents is the subject of an interference, reexamination, reissue examination or declaratory action. None of the U.S. Applications is the subject of an appeal or final rejection.

(b) Point is either the sole assignee at the appropriate foreign office or the exclusive licensee of each of the 68 foreign patents listed under the heading “Non-U.S. Patents of Point” on Schedule 3.13 of the Point Disclosure Schedule (the “Non-U.S. Patents”) (collectively, the U.S. Patents and Non-U.S. Patents are referred to herein as the “Patents”) and each of the 54 foreign patent applications listed under the heading “Non-U.S. Patent Applications of Point” on Schedule 3.13 of the Point Disclosure Schedule (the “Non-U.S. Applications”) (collectively, the U.S. Applications and the Non-U.S. Applications are referred to herein as the “Applications”). There are no claims by others (excluding the ownership claims of Tufts to the Non-U.S. Patents or Non-U.S. Applications whose WGS Reference Numbers as listed on Schedule 3.13 of the Point Disclosure Schedule with I0254 and the U.S. Government’s “march-in” rights with respect to Non-U.S. Patents or Non-U.S. Applications claiming inventions developed with federal funds) to any ownership interest or lien with respect to any of such Non-U.S. Patents or Non-U.S. Applications. None of the Non-U.S. Patents is the subject of an opposition, national invalidation proceeding, or national court proceeding. None of the Non-U.S. Applications is the subject of an appeal or final rejection.

(c) Except as set forth on Schedule 3.13 of the Point Disclosure Schedule, Point does not lack or will be able to obtain rights to all Intellectual Property necessary to the conduct of its business as now or proposed to be conducted by Point as described in the Point SEC Reports as of the date of this Agreement. There are no facts that (a) would preclude Point from having clear title to the Patents and Applications whose WGS Reference Numbers as listed on Schedule 3.13 of the Point Disclosure Schedule begin with I0248, or (b) would lead Point to conclude that any of the Patents are invalid or unenforceable.

(d) There are no material defects of form in the preparation, filing or prosecution of the Applications on behalf of itself or Tufts, as applicable. Point, Point’s patent counsel, and, to such counsel’s knowledge, the patent counsel of Tufts have complied with the PTO duty of candor and disclosure before the PTO for each of the U.S. Patents and U.S. Patent Applications.

(e) There is no pending or threatened notification, action, suit, proceeding or claim by governmental authorities or others that Point is infringing or otherwise violating any patents, trademarks, trade secrets or other intellectual property that is not owned or licensed by Point.

(f) There is no pending or threatened action, suit, proceeding or claim by governmental authorities or others challenging the validity, enforceability or scope of the Applications or Patents, other than the patent application proceedings themselves.

(g) There is no infringement on the part of others of the Patents, Applications or trademarks of Point or the misappropriation on the part of others of any trade secrets, know-how or other proprietary rights of Point.

(h) Except as set forth on Schedule 3.13 of the Point Disclosure Schedule, there are no United States, European Patent Convention or Japanese patent rights of others which are or would be infringed by Point’s products or applications of Point’s products.

Section 3.14. Material Contracts

(a) All of the agreements filed as an exhibit to the Point SEC Reports which remain in full force and effect and all of the agreements that would have been required to be filed as an exhibit to the Point SEC Reports if any such agreements have been entered into as of the date of filing of any such Point SEC Report (collectively “Point Material Contracts”) are valid and in full force and effect on the date hereof except to the extent they have previously expired in accordance with their terms, and neither Point nor any Point Subsidiary has (or has any knowledge that any party thereto has) violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Point Material Contract, except defaults which would not reasonably be expected to have a Material Adverse Effect on Point. True and complete copies of all Point Material Contracts have been made available to DARA.

(b) Except as disclosed on Schedule 3.14 of the Point Disclosure Schedule, neither Point nor any Point Subsidiary has entered into any agreement which would have been required to be filed as an exhibit to the Point SEC Reports. Each of such agreements is valid and in full force and effect on the date hereof, and neither Point nor any Point Subsidiary has (or has any knowledge that any party thereto has) violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any such agreement, except defaults which would not reasonably be expected to have a Material Adverse Effect on Point.

Section 3.15. Employee Benefit Plans

(a) Schedule 3.15 of the Point Disclosure Schedule sets forth a list of all Point Benefit Plans (as defined below). Each Point Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service (“IRS”) to be so qualified or has a document issued by the IRS confirming such qualification, and no circumstances exist that could reasonably be expected by Point to result in the revocation of any such determination. Each Point Benefit Plan is in compliance with the applicable terms, if any, of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code and any other applicable laws, rules and regulations, except where the breach or violation of which would not result in a Material Adverse Effect on Point.

(b) Neither Point nor any Point Controlled Common Entity has ever sponsored or contributed to a defined benefit pension plan that is subject to the funding obligations of Title IV of ERISA.

(c) No Point Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”). Neither Point nor any Point Commonly Controlled Entity has completely or partially withdrawn from any Multiemployer Plan. No termination liability to the Pension Benefit Guaranty Corporation or withdrawal liability to any Multiemployer Plan that is material in the aggregate has been or is reasonably expected to be incurred with respect to any Multiemployer Plan by Point or any Point Commonly Controlled Entity.

(d) Except as set forth in Schedule 3.15(d) of the Point Disclosure Schedule, no amount (whether in cash or property or the vesting of property) that could be received by, or benefit provided to, any officer, director or employee of Point or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulations Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan currently in effect would be an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code). Except as set forth in Schedule 3.15(d) of the Point Disclosure Schedule, no such Person is entitled to receive any additional payment from Point, the Surviving Corporation or any other Person (a “Parachute Gross Up Payment”) in the event that the excise tax of Section 4999(a) of the Code is imposed on such Person. Except as set forth in Schedule 3.15(d) of the Point Disclosure Schedule, the Board of Directors of Point has not granted to any officer, director or employee of Point or any Point Subsidiary any right to receive any Parachute Gross Up Payment.

(e) (i) all required reports and descriptions, if any (including Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions), have been filed or distributed appropriately with respect to each Point Benefit Plan, and (ii) the requirements of Part 6 of Subtitle B of Title 1 of ERISA and of Section 4980B of the Code (“Cobra”) and the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) have been met with respect to each Point Benefit Plan.

(f) No Point Benefit Plan is an ESOP or otherwise invests in “employer securities” (as such term is defined in Section 409(l) of the Code).

(g) Point has made all contributions and other payments required by and due under the terms of each Point Benefit Plan and has taken no action (including, without limitation, actions required by law) relating to any Point Benefit Plan that will increase Point’s or any Point Commonly Controlled Entity’s obligation under any Point Benefit Plan.

(h) No Point Benefit Plan is a “qualified foreign plan” (as such term is defined in Section 404A of the Code), and no Point Benefit Plan is subject to the laws of any jurisdiction other than the United States of America or one of its political subdivisions.

(i) No Point Benefit Plan promises or provides post-retirement medical life insurance or other benefits due now or in the future to current, former or retired employees of Point or any Point Common Controlled Entity other than benefits required pursuant to Cobra.

(j) No “pension plan”, as such term is defined in Section 3(2) of ERISA, maintained by Point or an Point Commonly Controlled Entity, has been frozen or terminated in the last three (3) calendar years.

(k) As used herein: (i) “Benefit Plans” means any pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation or bonus plans or agreements or other incentive plans or agreements, all other employee programs, arrangements or agreements and all other employee benefit plans or fringe benefit plans, including, without limitation, all “employee benefit plans” as that term is defined in Section 3(3) of ERISA; (ii) “Point Benefit Plans” mean the Benefit Plans currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Point or any Point Commonly Controlled Entity for the benefit of present or former employees or directors of Point and of each Point Subsidiary or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity; (iii) “Point Commonly Controlled Entity” means an entity required to be aggregated with Point which is a member of the “controlled group of corporations” which includes Point within the meaning of Section 414(b), (c) or (m) of the Code; and (iv) “Point ERISA Plan” means any Point Benefit Plan which is an “employee pension benefit plan”, as that term is defined in Section 3(2) of ERISA.

Section 3.16. Properties; Assets

Except as disclosed in the Point SEC Reports or as described in clause (c) below or as set forth on Schedule 3.16 of the Point Disclosure Schedule: (a) neither Point nor any Point Subsidiary owns or leases any real property; (b) each of Point and the Point Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in, as applicable, all real property owned or leased by Point or a Point Subsidiary (the “Point Real Property”) and all other properties and assets reflected in the consolidated balance sheet of Point at December 31, 2006, included in Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006; and (c) none of such properties or assets are subject to any Encumbrance, except for liens for taxes not yet due and payable, and easements and restrictions of record, if any, which are not substantial in amount, do not materially detract from the value of the property or assets subject thereto and do not impair the operations of Point and the Point Subsidiaries thereon.

Section 3.17. Labor Relations

Neither Point nor any Point Subsidiary is a party to any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any of the employees of Point or any Point Subsidiary. Point and each Point Subsidiary is in compliance with all laws relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, affirmative action plans, immigration and the withholding of income taxes, unemployment compensation, worker’s compensation, employee privacy and right to know and social security contributions, except for any noncompliance which would not have a Material Adverse Effect on Point.

Section 3.18. Environmental Matters

(a) Except as disclosed on Schedule 3.18(a) of the Point Disclosure Schedule: (i) Point and each Point Subsidiary are and have been at all times in compliance in all material respects with all applicable Environmental Laws (as defined below); (ii) neither Point nor any Point Subsidiary has received any written communication that alleges that Point or any Point Subsidiary is not in compliance with applicable Environmental Laws; (iii) all material permits and other governmental authorizations currently held by Point and each Point Subsidiary pursuant to the Environmental Laws that are required for the occupation of their facilities and the operations of their businesses (“Point Environmental Permits”) are in full force and effect, Point and each Point Subsidiary are and have been at all times in compliance in all material respects with all of the terms of such Point Environmental Permits, and no other permits or other governmental authorizations are required by Point or any Point Subsidiary for the conduct of their respective businesses, except where the failure to obtain such permits or government authorizations would not reasonably be expected to result in a Material Adverse Effect on Point; and (iv) the management, handling, storage, transportation, treatment, and disposal by Point and each Point Subsidiary of any Hazardous Materials (as defined below) is and has been at all times in compliance in al material respects with all applicable Environmental Laws.

(b) To the knowledge of Point, there is no Point Environmental Claim (as defined below) pending or, to the knowledge of Point, threatened against or involving Point, any of the Point Subsidiaries or against any Person whose liability for any Environmental Claim Point or any of the Point Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(c) Except for matters which would not have a Material Adverse Effect on Point, to the knowledge of Point, there are no past or present actions or activities by Point, any Point Subsidiary or any other Person involving the storage, treatment, release, emission, discharge, disposal or arrangement for disposal of any Hazardous Materials, that could reasonably form the basis of any Point Environmental Claim against Point or any Point Subsidiary or against any Person whose liability for any Point Environmental Claim Point or any Point Subsidiary may have retained or assumed either contractually or by operation of law.

(d) As used herein, these terms shall have the following meanings:

(i) “Point Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any Person or Governmental Entity alleging any material liabilities or potential material liability arising out of, based on or resulting from the presence, or release or threatened release into the environment of, or any exposure to, any Hazardous Materials at any property or location owned or leased by Point or any Point Subsidiary or other circumstances forming the basis of any material violation or alleged material violation of any Environmental Law.

(ii) “Environmental Laws” means all applicable foreign, federal, state and local laws (including the common law), rules, requirements and regulations relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials or relating to management of asbestos in buildings.

(iii) “Hazardous Materials” means wastes, substances, or materials (whether solids, liquids or gases) that are deemed hazardous, toxic, pollutants, or contaminants under any Environmental Laws, including, without limitation, substances defined as “hazardous substances”, “toxic substances”, “radioactive materials, including sources of ionizing and nonionizing radiation”, “petroleum products or wastes” or other similar designations in, or otherwise subject to regulation under, any Environmental Law.

Section 3.19. Insurance

Except as disclosed on Schedule 3.19 of the Point Disclosure Schedule, Point and the Point Subsidiaries maintain insurance policies which: (a) insure against such risks, and are in such amounts, as are appropriate and reasonable, in the judgment of Point’s management, considering Point and the Point Subsidiaries’ properties, businesses and operations; (b) are in full force and effect; and (c) are valid, outstanding, and enforceable. Neither Point nor any of the Point Subsidiaries has received or given notice of cancellation with respect to any such insurance policies which are currently in effect.

Section 3.20. Board Approval; Vote Required

The Board of Directors of Point has determined that the transactions contemplated by this Agreement are advisable and in the best interests of Point and its stockholders and has resolved to recommend to such stockholders that they vote in favor of this Agreement, and approve the issuance of Point Common Stock pursuant to this Agreement. The affirmative vote at the Point Stockholders Meeting of the holders of a majority of all outstanding shares of Point Common Stock (a) is a condition to the approval of the Point Common Stock to be issued pursuant hereto for listing on the Nasdaq, the effectiveness of the Reverse Stock Split and the Name

Change, and (b) is the only vote of the holders of any class or series of Point’s capital stock necessary to approve the Reverse Stock Split (as defined herein), the Name Change (as defined herein) and the issuance of the Point Common Stock pursuant to the Merger.

Section 3.21. Brokers

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Point.

Section 3.22. Tax Matters

Neither Point nor Merger Sub has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code, including, without limitation, any actions or transactions that would cause the Merger to fail to satisfy the continuity of business enterprise or continuity of interest requirements set forth in Treasury Regulations Sections 1.368-1(d) and 1.368-1(e), respectively.

Section 3.23. Registration Statement; Joint Proxy Statement/Prospectus

The information supplied by Point or required to be supplied by Point (except to the extent revised or superseded by amendments or supplements) for inclusion or incorporation by reference in the registration statement on Form S-4, or any amendment or supplement thereto, pursuant to which the shares of Point Common Stock to be issued in the Merger will be registered under the Securities Act (including any amendments or supplements, the “Registration Statement”) shall not, at the time the Registration Statement (including any amendments or supplements thereto) is filed with the SEC, is amended or supplemented or is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Point or required to be supplied by Point (except to the extent revised or superseded by amendments or supplements) for inclusion in the proxy statement relating to Point Stockholders Meeting and the DARA Stockholders Meeting (such joint proxy statement, together with the prospectus relating to the shares of Point Common Stock to be issued in the Merger, in each case as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to Point’s stockholders and DARA’s stockholders, at the time of the Point Stockholders Meeting and the DARA Stockholders Meeting, or at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies by or on behalf of Point for the Point Stockholders Meeting or by or on behalf of DARA for the DARA Stockholders Meeting which has become false or misleading. The Joint Proxy Statement/Prospectus will comply in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, Point makes no representation, warranty or covenant with respect to any information supplied or required to be supplied solely by DARA which is contained in or omitted from any of the foregoing documents.

Section 3.24. Regulatory Compliance

(a) As to each product subject to the jurisdiction of the U.S. Food and Drug Administration (the “FDA”) under the Federal Food, Drug and Cosmetic Act, as amended, and the regulations thereunder (“FDCA”), or the Public Health Services Act, as amended (“PHSA”), and the regulations thereunder, and each product subject to the jurisdiction of the Drug Enforcement Administration (“DEA”) under the Controlled Substances Act, as amended, and Controlled Substances Import and Export Act, as amended (“CSA”), and the regulations under each of the foregoing (each such product, a “Pharmaceutical Product”) that is or has been manufactured, packaged, labeled, sold, distributed, marketed, and/or tested by or on behalf of Point or any Point Subsidiary, such Pharmaceutical Product is being or was manufactured, packaged, labeled, sold, distributed, marketed, and/or tested by Point or any Point Subsidiary in compliance with all applicable requirements under FDCA, PHSA, CSA, and similar laws, rules, regulations, and guidelines except where the failure to be in compliance would not have a Material Adverse Effect on Point. Except as disclosed in the Point SEC Reports or as set forth in Schedule 3.24 of the Point Disclosure Schedule, none of Point or any Point Subsidiary has received any notice, warning letter or other communication from the FDA, DEA, or any other Governmental Entity (i) contesting the premarket clearance, licensure, registration, approval, use, distribution, manufacturing, testing, sale, labeling, or promotion of any Pharmaceutical Product described in this Section 3.24 or (ii) otherwise alleging any violation of any laws, rules, regulations, or guidelines by Point or any Point Subsidiary, and which would have a Material Adverse Effect on Point or any Pharmaceutical Product.

(b) Except as set forth on Schedule 3.24 of the Point Disclosure Schedule, since January 1, 2004, no Pharmaceutical Products of Point or any Point Subsidiary have been recalled, withdrawn, replaced, suspended or discontinued nor have any DEA registrations been terminated by Point or any Point Subsidiary in the United States or outside the United States (whether voluntarily or otherwise) which would have a Material Adverse Effect on Point.

(c) Neither Point nor any Point Subsidiary, nor any officer, employee or agent of Point or any Point Subsidiary has made any untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Entity, failed to disclose a fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither Point nor any Point Subsidiary nor any officer, employee or agent of Point or any Point Subsidiary has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar law or authorized by 21 U.S.C. sec. 335a(b) or any similar law.

(d) Except as set forth on Schedule 3.24 of the Point Disclosure Schedule, since March 19, 2002, neither Point nor any Point Subsidiary has received any written notice that the FDA or any other Governmental Entity has commenced, or threatened to initiate, any action, including lawsuits, arbitrations, or legal or administrative or regulatory proceedings, charges, complaints, or investigations, nor are there any completed or pending efforts to withdraw its approval of, request the recall of, suspension of, seizure of, change the quotas for controlled substances, or change the controlled substances schedules of any Pharmaceutical Product of Point or any Point Subsidiary, or commenced, or threatened to initiate, any action to impose a clinical hold on any clinical investigation by Point or any Point Subsidiary, withdraw advertising or sales promotion materials, or any action to enjoin production at, or suspend or revoke the DEA registration or any facility of, or enter into a Consent Decree of Permanent Injunction with Point or any Point Subsidiary which would have a Material Adverse Effect on Point.

(e) Point and each of the Point Subsidiaries are not in violation of and are in compliance with, all applicable laws, rules, regulations, and guidelines regarding the conduct of pre-clinical and clinical investigations, including, but not limited to, the requirements provided in 21 C.F.R. Parts 50, 56, 58 and 312, except where the failure to be in compliance would not have a Material Adverse Effect on Point. Each clinical trial with respect to Pharmaceutical Products of Point and each of the Point Subsidiaries has been conducted in accordance with its clinical trial protocol and Point or one of the Point Subsidiaries has filed all required notices (and made available to DARA copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials of such Pharmaceutical Products, and Point or one of the Point Subsidiaries has filed all required notices of any such occurrence, except where the failure to be in compliance with the protocol or relevant reporting requirements would not have a Material Adverse Effect on Point.

(f) No person has filed a claim for loss or potential loss under any indemnity covering participants in clinical trials of Pharmaceutical Products of Point or one of the Point Subsidiaries.

(g) Point has provided or made available to DARA all documents in its possession or the possession of the Point Subsidiaries concerning communication to or from the FDA or DEA, or prepared by the FDA or DEA which bear in any material respect on compliance with FDA or DEA regulatory requirements, including, but not limited to, any deficiency letter, warning letter, non-approvable letter/order, withdrawal letter/order, or similar communications.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MERGER SUB

Merger Sub represents and warrants to DARA as follows:

Section 4.1. Organization And Qualification

Merger Sub is a corporation duly organized, validly existing and in good standing under Delaware Law. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date of this Agreement, except for obligations or liabilities incurred in connection with its incorporation and organization and otherwise in connection with the transactions contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.2. Certificate Of Incorporation And Bylaws

Merger Sub has heretofore made available to DARA a complete and correct copy of the certificate of incorporation and the bylaws of Merger Sub, each as amended to date. Such certificate of incorporation and bylaws are in full force and effect. Merger Sub is not in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 4.3. Authority

Merger Sub has the necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Merger Sub has the requisite corporate power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its business as now being conducted, except for such failures which have not had and would not reasonably be likely to have a Material Adverse Effect on Merger Sub. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Point and DARA, constitutes a legal, valid and binding obligation of Merger Sub, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.

Section 4.4. No Conflict; Required Filings And Consents

(a) The execution and delivery of this Agreement by Merger Sub do not, and the performance by Merger Sub of its obligations under this Agreement will not, (i) conflict with or violate the certificate of incorporation or bylaws of Merger Sub, (ii) subject to compliance with the requirements set forth in Section 4.4(b) below, conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Merger Sub or by which any of its properties or assets is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any of the properties or assets of Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Merger Sub is a party or by which Merger Sub or any of its properties or assets is bound or affected, except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent Merger Sub from performing its obligations under this Agreement in any material respect.

(b) The execution and delivery of this Agreement by Merger Sub does not, and the performance of this Agreement by Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for (A) applicable requirements, if any, of the Exchange Act, Securities Act, state takeover laws, the Nasdaq and the FDA, (B) applicable requirements, if any, of the consents, approvals, authorizations or permits described in Schedule 3.5 of the Point Disclosure Schedule, and (C) filing and recordation of appropriate merger documents as required by Delaware Law, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger in any material respect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF DARA

DARA represents and warrants to Point and Merger Sub, subject to the exceptions set forth herein and in DARA’s disclosure schedule (the “DARA Disclosure Schedule”) (which exceptions shall specifically identify a section, subsection or clause of a single section or subsection hereof, as applicable, to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such section, subsection or clause hereof and any other section, subsection or clause hereof to which such disclosure reasonably relates) that:

Section 5.1. Organization And Qualification; Subsidiaries

Each of DARA and each Subsidiary of DARA (each a “DARA Subsidiary” and collectively, the “DARA Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of DARA and each DARA Subsidiary is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on DARA. Each of DARA and each DARA Subsidiary has the requisite corporate power and authority and any necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its business as now being conducted, except for such failures which have not had and would not be reasonably likely to have a Material Adverse Effect on DARA. DARA has no Subsidiaries other than those listed in Schedule 5.1 of the DARA Disclosure Schedule, each of which is wholly-owned by DARA, or any direct or indirect beneficial ownership of any securities, equity or other ownership interest in any Person other than those listed on Schedule 5.1 of the DARA Disclosure Schedule.

Section 5.2. Certificate Of Incorporation And Bylaws

DARA has heretofore delivered to Point a complete and correct copy of the certificate of incorporation and the bylaws of DARA and each DARA Subsidiary, each as amended to date. Each certificate of incorporation and bylaws is in full force and effect. Neither DARA nor any DARA Subsidiary is in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 5.3. Capitalization

(a) The authorized capital stock of DARA consists of Forty Million (40,000,000) shares of DARA Common Stock and Twenty-Five Million (25,000,000) shares of preferred stock, Five Million (5,000,000) of which have been designated as Series A preferred stock and Eight Million Five Hundred Thousand (8,500,000) of which have been designated as Series B preferred stock. As of the date hereof: (i) Fourteen Million Eighty-Seven Thousand Eight Hundred Twenty-Four (14,087,824) shares of DARA Common Stock were issued and outstanding, and Five Million (5,000,000) shares of DARA Series A Preferred Stock and Six Million Three Hundred Fifty Thousand Three Hundred Thirty-Three (6,350,333) shares of DARA Series B Preferred Stock were issued and outstanding; (ii) all shares of DARA Common Stock issuable upon the exercise of outstanding employee stock options or other rights to purchase or receive DARA Common Stock granted under the DARA Stock Plan have been reserved for issuance; and (iii) no shares of DARA Common Stock were held by DARA in DARA’s treasury. Schedule 5.3 of the DARA Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of the number of shares of DARA Common Stock subject to employee stock options or other rights to purchase or receive DARA Common Stock granted under the DARA Plan, the dates of grant and exercise prices thereof.

(b) All outstanding shares of capital stock of DARA are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 5.3 and except for changes resulting from the issuance of shares of DARA Common Stock pursuant to the DARA Stock Plan or as expressly permitted by this Agreement, as of the date hereof (i) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of DARA, (B) any securities of DARA or any DARA Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of or ownership interests in DARA or any DARA Subsidiary, (C) any warrants, calls, options or other rights to acquire from DARA or any DARA Subsidiary, and any obligation of DARA or any DARA Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable or exercisable for capital stock or voting securities of or other ownership interests in, DARA or any DARA Subsidiary, except for warrants to purchase an aggregate of Five Hundred Seventy-Seven Thousand Two Hundred Seventy-Four (577,274) shares of DARA Common Stock, the material terms of which are set forth in Schedule 5.3 of the DARA Disclosure Schedule, (ii) there are no outstanding obligations of DARA or any DARA Subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, including, without limitation, any offer, issuance or sale in such a manner that would constitute a public offering under the Securities Act and (iii) except as contemplated in this Agreement, DARA is not presently under any obligation, has not agreed or committed, and has not granted rights, to register under the Securities Act or the Exchange Act, or otherwise file any registration statement under any such statute covering, any of its currently outstanding capital stock or other securities or any of its capital stock or other securities that may be subsequently issued.

(c) Except as described in Schedule 5.3 of the DARA Disclosure Schedule, as of the date hereof, neither DARA nor any DARA Subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of, or granting any preemptive or antidilutive rights with respect to, any securities of DARA or any DARA Subsidiary that are outstanding as of the date hereof, or that may be subsequently issued upon the conversion or exercise of any instrument or otherwise. DARA does not have a “poison pill” or similar stockholders rights plan.

(d) DARA represents and warrants to Point that on the Closing Date, the aggregate number of outstanding shares of DARA Common Stock on a fully diluted basis shall not exceed Thirty Million Forty-Eight Thousand Six Hundred Thirty-One (30,048,631) shares.

Section 5.4. Authority

DARA has the necessary corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approval of the stockholders of DARA (the “DARA Stockholder Approval”) of the adoption and approval of this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Except for (i) the DARA Stockholder Approval, (ii) the approval of a majority of the shares of DARA Series A Preferred Stock to convert the shares of DARA Series A Preferred Stock to shares of DARA Common Stock prior to the Effective Time, and (iii) the approval of a majority of the shares of DARA Series A Preferred Stock and the shares of DARA Series B Preferred Stock, voting as a single class, to convert the shares of DARA Series B Preferred Stock to shares of DARA Common Stock prior to the Effective Time, the execution and delivery of this Agreement by DARA and the consummation by DARA of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other proceedings on the part of DARA are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by DARA and, assuming the due authorization, execution and delivery by Point, constitutes a legal, valid and binding obligation of DARA, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.

Section 5.5. No Conflict; Required Filings And Consents

(a) The execution and delivery of this Agreement by DARA do not, and the performance by DARA of its obligations under this Agreement will not, (i) conflict with or violate the certificate of incorporation or bylaws of DARA, (ii) subject to obtaining the approvals and compliance with the requirements set forth in Section 5.5(b), conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to DARA or any DARA Subsidiary or by which any of their respective properties or assets are bound or affected, or (iii) except as set forth in Schedule 5.5 of the DARA Disclosure Schedule, result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of DARA or any DARA Subsidiary pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which DARA or any DARA Subsidiary is a party or by which DARA, any DARA Subsidiary or any of their respective properties or assets are bound or affected, except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent DARA from performing its obligations under this Agreement in any material respect, and (B) have not and would not be reasonably likely to have a Material Adverse Effect on DARA.

(b) The execution and delivery of this Agreement by DARA does not, and the performance of this Agreement by DARA will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by or with respect to DARA, except (i) for (A) applicable requirements, if any, of the Securities Act, the Exchange Act and state takeover laws, (B) applicable requirements, if any, of the consents, approvals, authorizations or permits described in Schedule 5.5 of the DARA Disclosure Schedule, and (C) filing and recordation of appropriate merger documents as required by Delaware Law and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent DARA from performing its obligations under this Agreement in any material respect, and (B) have not had and would not be reasonably likely to have a Material Adverse Effect on DARA or the Surviving Corporation.

(c) Except as set forth on Schedule 3.5 of the DARA Disclosure Schedule, the execution and delivery of this Agreement by DARA does not, the performance of this Agreement by DARA will not, and the consummation of the transactions contemplated by this Agreement will not, (i) entitle any current or former employee or officer of

DARA or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation, due any such employee or officer, or (iii) accelerate the vesting of any stock option or of any shares of restricted stock or other securities of DARA.

Section 5.6. Financial Statements

DARA has provided to Point copies of its audited consolidated financial statements for the two-year period ended December 31, 2006 and its unaudited interim financial statements for the six-month period ended June 30, 2007, which complied in all material respects with applicable accounting requirements and present fairly in all material respects the consolidated financial position of DARA and the DARA Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of DARA and the DARA Subsidiaries for the periods indicated, in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be noted therein), subject in the case of interim financial statements to normal year-end adjustments.

Section 5.7. No Undisclosed Liabilities

Neither DARA nor any of the DARA Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except liabilities or obligations reflected in the audited consolidated financial statements of DARA for the fiscal year ended December 31, 2006 or the unaudited financial statements of DARA for the six months ended June 30, 2007 or on Schedule 5.7 of the DARA Disclosure Schedule.

Section 5.8. Absence Of Certain Changes Or Events

Since December 31, 2006, DARA and the DARA Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, and except as set forth on Schedule 5.8 of the DARA Disclosure Schedule, there has not been (a) any Material Adverse Effect on DARA, (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of DARA’s capital stock, (c) any split, combination or reclassification of any of DARA’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (d) (i) any granting by DARA or any DARA Subsidiary to any current or former director, officer or employee of DARA or any of the DARA Subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases in cash compensation in the ordinary course of business consistent with past practice, (ii) any granting by DARA or any of the DARA Subsidiaries to any such current or former director, officer or employee of any increase in severance or termination pay, (iii) any entry by DARA or any of the DARA Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer or employee or (iv) any amendment to, or modification of, any option outstanding under the DARA Stock Plan, (e) any damage, destruction or loss, whether or not covered by insurance, that would be reasonably likely to have a Material Adverse Effect on DARA, (f) any change in accounting methods, principles or practices by DARA materially affecting its assets, liabilities or businesses, except insofar as may have been required by a change in GAAP, or (g) any Tax election that would be reasonably likely to have a Material Adverse Effect on DARA or any of its tax attributes or any settlement or compromise of any material income tax liability.

Section 5.9. Absence Of Litigation

Except as set forth on Schedule 5.9 of the DARA Disclosure Schedule and except as set forth in DARA’s financial statements for the fiscal year ended December 31, 2006 or DARA’s unaudited financial statements at and as of June 30, 2007, there are (a) no claims, actions, suits, investigations, or proceedings pending or, to DARA’s knowledge, threatened against DARA or any DARA Subsidiary before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that would be reasonably likely to have a Material Adverse Effect on DARA or that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding against DARA or any DARA Subsidiary that would be reasonably likely to have a Material Adverse Effect on DARA.

Section 5.10. Licenses And Permits; Compliance With Laws

DARA and the DARA Subsidiaries hold all permits, licenses, franchises, authorizations and approvals from Governmental Entities (the “DARA Permits”) which are necessary for the operation of the businesses of DARA and the DARA Subsidiaries as presently conducted and for DARA and the DARA Subsidiaries to own, lease and operate their respective properties, except where the failure to have any such permits, licenses or approvals would not have a Material Adverse Effect on DARA. DARA and the DARA Subsidiaries are in compliance with the terms of the DARA Permits and all applicable statutes, laws, ordinances, rules and regulations, except where the failure so to comply would not have a Material Adverse Effect on DARA.

Section 5.11. Unlawful Payments

None of DARA, any DARA Subsidiary, or any officer, director, employee, agent or representative of DARA or any DARA Subsidiary has made, directly or indirectly, any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of DARA or any DARA Subsidiary, unlawful payment from corporate funds to governmental or municipal officials in their individual capacities for the purpose of affecting their action or the actions of the jurisdiction which they represent to obtain favorable treatment in securing business or licenses or to obtain special concessions of any kind whatsoever, or illegal payment from corporate funds to obtain or retain any business.

Section 5.12. Taxes

(a) DARA and the DARA Subsidiaries have prepared and filed on a timely basis with all appropriate Governmental Entities all material returns, reports, information statements and other documentation (including extensions) required to be filed by DARA and the DARA Subsidiaries in respect of Taxes (the “DARA Tax Returns”), and all such DARA Tax Returns are correct and complete in all material respects. DARA and the DARA Subsidiaries have paid in full all Taxes due and, in the case of Taxes accruing but not due, DARA has made adequate provision in its books and records and financial statements for such payments (other than Taxes, in each case, the failure of which to pay have not had and are not reasonably likely to have a Material Adverse Effect on DARA). DARA and the DARA Subsidiaries have withheld all amounts required by law to be withheld from payments made to their present or former employees, contractors, officers and directors, creditors or other third parties, except where the liability for which would not have a Material Adverse Effect on DARA, and have, where required, remitted such amounts within the applicable periods to the appropriate Governmental Entities. In addition, except as set forth on Schedule 5.12 of the DARA Disclosure Schedule: (i) there are no written assessments of, or written claims against, DARA or any DARA Subsidiaries with respect to Taxes that are outstanding; (ii) no Governmental Entity is conducting an examination or audit of DARA or any DARA Subsidiary in respect of Taxes and neither DARA nor any DARA Subsidiary has received written notice of any such examination or audit from any Governmental Entity; and (iii) neither DARA nor any DARA Subsidiary has executed or filed any written agreement extending the period of assessment or collection of any Taxes that remains outstanding and in effect.

(b) No Encumbrances exist for Taxes (other than Encumbrances for Taxes not yet due and payable or which are being contested in good faith) with respect to any of the assets or properties of DARA or any DARA Subsidiary.

(c) Neither DARA nor any DARA Subsidiary is a party to or bound by any tax-sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority).

(d) No power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority by or on behalf of DARA.

Section 5.13. Intellectual Property

(a) Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect on DARA and except as disclosed in Schedule 5.13 of the DARA Disclosure Schedule: (a) DARA and each DARA Subsidiary owns, or is licensed to use (in each case, free and clear of any Encumbrances), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) to the knowledge of DARA, the use of any Intellectual Property by DARA and DARA Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which DARA or any DARA Subsidiary acquired the right to use any Intellectual Property; (c) to the knowledge of DARA, no Person is challenging, infringing on or otherwise violating any right of DARA or any DARA Subsidiary with respect to any Intellectual Property owned by and/or licensed to DARA or any DARA Subsidiary; and (d) neither DARA nor any DARA Subsidiary has received any written notice or otherwise has knowledge of any pending claim, order or proceeding with respect to any Intellectual Property used by DARA and DARA Subsidiaries; and (e) to the knowledge of DARA, no Intellectual Property owned and/or licensed by DARA or DARA Subsidiaries is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(b) Each item of Intellectual Property owned or used by DARA or a DARA Subsidiary immediately prior to the Closing hereunder will be owned or available for use by DARA or a DARA Subsidiary, as the case may be, on identical terms and conditions immediately subsequent to the Closing hereunder. DARA and each DARA Subsidiary has taken all commercially reasonable actions to maintain and protect each item of Intellectual Property that it owns or uses. Each agreement, instrument or arrangement to which DARA and each DARA Subsidiary is a party and which relates or pertain to Intellectual Property shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement.

(c) All maintenance, registration and renewal fees necessary to preserve the rights of DARA and each DARA Subsidiary in connection with any Intellectual Property owned by it have been paid in a timely manner, and there are no actions that must be taken by DARA or a DARA Subsidiary within sixty (60) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing with the United States Patent and Trademark Office or such other appropriate U.S. or foreign office or similar administrative agency of documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any rights in the registered or applied-for Intellectual Property owned or registered by DARA or a DARA Subsidiary.

(d) DARA and each DARA Subsidiary have delivered to Point correct and complete copies of all patents and patent applications, trademark registrations (whether federal or state), copyright registrations and other registrations (including, but not limited to, domain name registrations) that have been issued to DARA and each DARA Subsidiary with respect to any Intellectual Property owned by DARA or a DARA Subsidiary.

(e) Neither DARA nor any DARA Subsidiary have entered into any consents, judgments, orders, indemnifications, forbearances to sue, settlement agreements, licenses or other arrangements that: (i) restrict its right to use any Intellectual Property; (ii) restrict the business of it in order to accommodate a third Person’s Intellectual Property rights; (iii) permit third parties to use any of its Intellectual Property; or (iv) reasonably would be expected to provide any third party a defense to patent infringement in connection with any of its Intellectual Property.

(f) All Intellectual Property developed by and belonging to DARA and each DARA Subsidiary, which has not been patented but that which, in accordance with pharmaceutical industry standards, by its nature would be reasonably required to be kept confidential, including without limitation all trade secrets, has been kept confidential so as, among other things, all such information may be deemed proprietary to DARA and each DARA Subsidiary, as the case may be. Each Person (including any current and former employee of or consultant to DARA and each DARA Subsidiary) who has contributed to or participated in research and development activities of DARA or a DARA Subsidiary will not, after giving effect to the transactions contemplated by this Agreement, own or retain any rights to use any Intellectual Property owned by DARA or a DARA Subsidiary.

(g) DARA and each DARA Subsidiary has not utilized any Intellectual Property owned or invented by any of its employees (or people it currently intends to hire, if any) made prior to their employment by DARA and each DARA Subsidiary.

(h) To the knowledge of DARA and each DARA Subsidiary, each claim in a patent used or owned by DARA or a DARA Subsidiary (a “DARA Patent”): (i) is valid, subsisting and enforceable; (ii) there is no basis for a claim that any granted patent claim is not valid, subsisting and enforceable; (iii) all maintenance fees have been paid, which are payable to date for each DARA Patent; and (iv) none of the DARA Patents have been abandoned. All assignment of rights necessary to vest full and complete ownership of the DARA Patents in DARA or a DARA Subsidiary, as the case may be, have been executed by all inventors and correctly recorded in the United States Patent and Trademark Office. DARA and each DARA Subsidiary is not aware of any inventorship disputes regarding any DARA Patent or patent applications.

Section 5.14. Material Contracts

Schedule 5.14 of the DARA Disclosure Schedule sets forth all of DARA’s material contracts (collectively, the “DARA Material Contracts”). All of the DARA Material Contracts remain in full force and effect and are valid and in full force and effect on the date hereof except to the extent they have previously expired in accordance with their terms, and neither DARA nor any DARA Subsidiary has (or has any knowledge that any party thereto has) violated any provision of, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any DARA Material Contract, except defaults which would not reasonably be expected to have a Material Adverse Effect on DARA.

Section 5.15. Employee Benefit Plans

(a) Schedule 5.15 of the DARA Disclosure Schedule sets forth a list of all DARA Benefit Plans (as defined below). Each DARA Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified or has a document issued by the IRS confirming such qualification, and no circumstances exist that could reasonably be expected by DARA to result in the revocation of any such determination. Each DARA Benefit Plan is in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations, except where the breach or violation of which would not result in a Material Adverse Effect on DARA.

(b) Except as provided in Schedule 5.15(b) of the DARA Disclosure Schedule, no DARA ERISA Plan which is a defined benefit pension plan has any “unfunded current liability”, as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan equals or exceeds the plan’s “benefit liabilities”, as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements and the assets of each such plan are sufficient to satisfy plan liabilities on a termination basis.

(c) No DARA Benefit Plan is or has been a Multiemployer Plan. Neither DARA nor any DARA Commonly Controlled Entity has completely or partially withdrawn from any Multiemployer Plan. No termination liability to the Pension Benefit Guaranty Corporation or withdrawal liability to any Multiemployer Plan that is material in the aggregate has been or is reasonably expected to be incurred with respect to any Multiemployer Plan by DARA or any DARA Commonly Controlled Entity.

(d) DARA has furnished or made available to Point complete copies, as of the date hereof, of all of DARA Benefit Plans that have been reduced to writing, together with all documents establishing or constituting any related trust, annuity contract, insurance contract or other funding instrument, and copies of all “employee benefit plans” as that term is defined in Section 3(3) of ERISA, including a summary of such plans that have not been reduced to writing. DARA has furnished or made available to Point complete copies of all existing current plan summaries, employee booklets, personnel manuals and other material documents or written materials concerning DARA Benefit Plans. DARA has provided to Point a written summary of any DARA Benefit Plan that has not been reduced to writing.

(e) All required reports and descriptions, if any (including Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each DARA Benefit Plan. The requirements of Cobra and HIPAA have been met with respect to each DARA Benefit Plan.

(f) No DARA Benefit Plan is an ESOP or otherwise invests in “employer securities” (as such term is defined in Section 409(l) of the Code).

(g) DARA has made all contributions and other payments required by and due under the terms of each DARA Benefit Plan and has taken no action (including, without limitation, actions required by law) relating to any DARA Benefit Plan that will increase DARA’s or any DARA Commonly Controlled Entity’s obligation under any DARA Benefit Plan.

(h) No DARA Benefit Plan is a “qualified foreign plan” (as such term is defined in Section 404A of the Code), and no DARA Benefit Plan is subject to the laws of any jurisdiction other than the United States of America or one of its political subdivisions.

(i) No DARA Benefit Plan promises or provides post-retirement medical life insurance or other benefits due now or in the future to current, former or retired employees of DARA or any DARA Common Controlled Entity other than benefits required pursuant to Cobra.

(j) No “pension plans”, as such term is defined in Section 3(2) of ERISA, maintained by DARA or an DARA Commonly Controlled Entity, have been frozen or terminated in the last three (3) calendar years.

(k) As used herein: (i) “DARA Benefit Plans” mean the Benefit Plans currently adopted, maintained by, sponsored in whole or in part by, or contributed to by DARA or any DARA Commonly Controlled Entity for the benefit of present or former employees or directors of DARA and of each DARA Subsidiary or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity; (ii) “DARA Commonly Controlled Entity” means an entity required to be aggregated with DARA which is a member of the “controlled group of corporations” which includes DARA within the meaning of Section 414(b), (c) or (m) of the Code; and (iii) “DARA ERISA Plan” means any DARA Benefit Plan which is an “employee pension benefit plan”, as that term is defined in Section 3(2) of ERISA.

Section 5.16. Properties; Assets

Except as disclosed in the Schedule 5.16 of the DARA Disclosure Schedule and as described in clause (c) below: (a) neither DARA nor any DARA Subsidiary owns or leases any real property; (b) each of DARA and the DARA Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in, as applicable, all real property owned or leased by DARA or a DARA Subsidiary (the “DARA Real Property”) and all other properties and assets reflected in the consolidated balance sheet of DARA at December 31, 2006; and (c) none of such properties or assets are subject to any Encumbrance, except for liens for taxes not yet due and payable, and easements and restrictions of record, if any, which are not substantial in amount, do not materially detract from the value of the property or assets subject thereto and do not impair the operations of DARA and the DARA Subsidiaries thereon. Except as set forth in Schedule 5.16 of the DARA Disclosure Schedule, DARA and the

DARA Subsidiaries have obtained owner’s title insurance on all of the DARA Real Property owned by DARA or any DARA Subsidiary, in each case insuring good and marketable fee simple title to such DARA Real Property, in an amount at least equal to the aggregate value of such DARA Real Property together with all improvements thereon as of the date of issuance of such title insurance policy.

Section 5.17. Labor Relations

Neither DARA nor any DARA Subsidiary is a party to any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any of the employees of DARA or any DARA Subsidiary. DARA and each DARA Subsidiary is in compliance in all material respects with all laws relating to employment or the workplace, including without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, affirmative action plans, immigration and the withholding of income taxes, unemployment compensation, worker’s compensation, employee privacy and right to know and social security contributions, except for any noncompliance which would not have a Material Adverse Effect on DARA.

Section 5.18. Environmental Matters

(a) Except as disclosed on Schedule 5.18(a) of the DARA Disclosure Schedule: (i) DARA and each DARA Subsidiary are and have been at all times in compliance in all material respects with all applicable Environmental Laws; (ii) neither DARA nor any DARA Subsidiary has received any written communication that alleges that DARA or any DARA Subsidiary is not in compliance with applicable Environmental Laws; (iii) all material permits and other governmental authorizations currently held by DARA and each DARA Subsidiary pursuant to the Environmental Laws that are required for the occupation of their facilities and the operation of their businesses (“DARA Environmental Permits”) are in full force and effect, and DARA and each DARA Subsidiary are and have been at all times in compliance in all material respects with all of the terms of such DARA Environmental Permits, and no other permits or other governmental authorizations are required by DARA or any DARA Subsidiary for the conduct of their respective businesses except where the failure to obtain such permits or government authorizations would not reasonably be expected to result in a Material Adverse Effect on DARA; and (iv) the management, handling, storage, transportation, treatment, and disposal by DARA and each DARA Subsidiary of any Hazardous Materials is and has been in compliance in all material respects with all applicable Environmental Laws.

(b) Except as disclosed on Schedule 5.18(b) of the DARA Disclosure Schedule, there is no DARA Environmental Claim (as defined below) pending or, to the knowledge of DARA, threatened against or involving DARA or any of the DARA Subsidiaries or against any Person whose liability for any DARA Environmental Claim DARA or any of the DARA Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(c) To the knowledge of DARA, there are no past or present actions or activities by DARA, any DARA Subsidiary or any other Person involving the storage, treatment, release, emission, discharge, disposal or arrangement for disposal of any Hazardous Materials, that could reasonably form the basis of any DARA Environmental Claim against DARA or any DARA Subsidiary or against any Person whose liability for any DARA Environmental Claim DARA or any DARA Subsidiary may have retained or assumed either contractually or by operation of law.

(d) As used herein, “DARA Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any Person or Governmental Entity alleging any material liability or potential material liability arising out of, based on or resulting from the presence, or release or threatened release into the environment of, or any exposure to, any Hazardous Materials at any property or location owned or leased by DARA or any DARA Subsidiary or other circumstances forming the basis of any material violation or alleged material violation of any Environmental Law.

Section 5.19. Insurance

DARA and the DARA Subsidiaries maintain insurance which: (a) insure against such risks, and are in such amounts, as are appropriate and reasonable, in the judgment of DARA’s Board of Directors, considering DARA and DARA Subsidiaries’ properties, businesses and operations; (b) are in full force and effect; and (c) are valid, outstanding, and enforceable. Neither DARA nor any of the DARA Subsidiaries has received or given notice of cancellation with respect to any such insurance policies which are currently in effect.

Section 5.20. Board Approval; Vote Required

The Board of Directors of DARA has determined that the transactions contemplated by this Agreement are advisable and in the best interests of DARA and its stockholders and has resolved to recommend to such stockholders that they adopt and approve this Agreement. The affirmative vote at the DARA Stockholders Meeting of the holders of a majority of all outstanding shares of DARA Common Stock, DARA Series A Preferred Stock and DARA Series B Preferred Stock, voting as a single class on an as converted to DARA Common Stock basis, is the only vote of the holders of any class or series of DARA’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 5.21. Brokers

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of DARA.

Section 5.22. Tax Matters

DARA has not taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code, including, without limitation, any actions or transactions that would cause the Merger to fail to satisfy the continuity of business enterprise or continuity of interest requirements set forth in Treasury Regulations Sections 1.368-1(d) and 1.368-1(e), respectively.

Section 5.23. Registration Statement; Joint Proxy Statement/Prospectus

The information supplied by DARA or required to be supplied by DARA (except to the extent revised or superseded by amendments or supplements) for inclusion or incorporation by reference in the Registration Statement, or any amendment or supplement thereto, shall not, at the time the Registration Statement (including any amendments or supplements thereto) is filed with the SEC, is amended or supplemented or is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by DARA or required to be supplied by DARA (except to the extent revised or superseded by amendments or supplements) for inclusion in the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to Point’s stockholders and DARA’s stockholders, at the time of the Point Stockholders Meeting and the DARA Stockholders Meeting, or at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies by or on behalf of Point for the Point Stockholders Meeting or by or on behalf of DARA for the DARA Stockholders’ Meeting which has become false or misleading. The Registration Statement and Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, DARA makes no representation, warranty or covenant with respect to any information supplied or required to be supplied solely by Point or Merger Sub which is contained in or omitted from any of the foregoing documents.

Section 5.24. Regulatory Compliance

(a) As to each Pharmaceutical Product that is or has been manufactured, packaged, labeled, sold, marketed, distributed, and/or tested by or on behalf of DARA or any DARA Subsidiary, such Pharmaceutical Product is being or has been manufactured, packaged, labeled, sold, marketed, distributed, and/or tested by DARA or any DARA Subsidiary in compliance with all applicable requirements under FDCA, PHSA, CSA, and similar laws, rules and regulations, except as set forth in Schedule 5.24 of the DARA Disclosure Schedule or where the failure to be in compliance would not have a Material Adverse Effect on DARA. Except as set forth in Schedule 5.25 of the DARA Disclosure Schedule, none of DARA or any DARA Subsidiary has received any notice, warning letter, or other communication from the FDA, DEA, or any other Governmental Entity (i) contesting the premarket clearance, licensure, registration, approval, use, distribution, manufacturing, testing, sale, labeling, or promotion of any Pharmaceutical Product described in this Section 5.25 or (ii) otherwise alleging any violation of any laws, rules or regulations by DARA or any DARA Subsidiary, and which would have a Material Adverse Effect on DARA or any Pharmaceutical Product.

(b) Except as set forth on Schedule 5.24 of the DARA Disclosure Schedule, since January 1, 2002, no Pharmaceutical Products of DARA or any DARA Subsidiary have been recalled, withdrawn, replaced, suspended or discontinued nor have any DEA registrations been terminated by DARA or any DARA Subsidiary in the United States or outside the United States (whether voluntarily or otherwise), which would have a Material Adverse Effect on DARA.

(c) Neither DARA nor any DARA Subsidiary, nor any officer, employee or agent of DARA or any DARA Subsidiary has made any untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Entity, failed to disclose a fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither DARA nor any DARA Subsidiary nor any officer, employee or agent of DARA or any DARA Subsidiary has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. sec. 335a(a) or any similar law or authorized by 21 U.S.C. sec. 335a(b) or any similar law.

(d) Except as set forth on Schedule 5.24 of the DARA Disclosure Schedule, since January 1, 2002, neither DARA nor any DARA Subsidiary has received any written notice that the FDA or any other Governmental Entity has commenced, or threatened to initiate, any action, including lawsuits, arbitrations, or legal or administrative or regulatory proceedings, charges, complaints, or investigations, nor are there any completed or pending efforts to withdraw its approval of, request the recall of, suspension or, seizure of, change the quotas for controlled substances, or change the controlled substances schedules of any Pharmaceutical Product of DARA or any DARA Subsidiary, or commenced, or threatened to initiate, any action to impose a clinical hold on any clinical investigation by DARA or any DARA Subsidiary, withdraw advertising or sales promotion materials, or any action to enjoin production at, or suspend or revoke the DEA registration or any facility of, or enter into a Consent Decree of Permanent Injunction with DARA or any DARA Subsidiary which would have a Material Adverse Effect on DARA.

(e) DARA and each of DARA Subsidiaries are not in violation of and are in compliance with, all applicable laws, rules and regulations regarding the conduct of pre-clinical and clinical investigations, including, but not limited to, the requirements provided in 21 C.F.R. Parts 50, 56, 58 and 312, except where the failure to be in compliance would not have a Material Adverse Effect on DARA. Each clinical trial with respect to Pharmaceutical Products of DARA and each of the DARA Subsidiaries has been conducted in accordance with its clinical trial protocol and DARA or one of the DARA Subsidiaries has filed all required notices (and made available to Point copies thereof) of adverse drug experiences, injuries or deaths relating to clinical trials of such Pharmaceutical Products, and DARA or one of the DARA Subsidiaries has filed all required notices of any such occurrence, except where the failure to be in compliance with the protocol or relevant reporting requirements would not have a Material Adverse Effect on DARA.

(f) No person has filed a claim for loss or potential loss under any indemnity covering participants in clinical trials of Pharmaceutical Products of DARA or one of the DARA Subsidiaries.

(g) DARA has provided or made available to Point all documents in its possession or the possession of the DARA Subsidiaries concerning communication to or from FDA or DEA, or prepared by the FDA or DEA which bear in any material respect on compliance with FDA or DEA regulatory requirements, including, but not limited to, any deficiency letter, warning letter, non-approvable letter/order, withdrawal letter/order or similar communications.

ARTICLE VI

COVENANTS

Section 6.1. Affirmative Covenants Of Point

(a) Point hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by DARA, Point shall, and shall cause each Point Subsidiary to: (a) operate its business in the usual and ordinary course consistent with past practices; (b) use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective officers, employees and consultants and maintain its relationship with its respective customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that its goodwill and ongoing business shall be unimpaired in any material manner at the Effective Time; (c) use its commercially reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted; (d) use its commercially reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained; (e) prepare and file all Point Tax Returns required to be filed in a timely manner, and in a manner consistent with past practices and applicable laws and regulations; (f) timely file with the SEC all reports required to be filed under the Exchange Act, which reports (including the unaudited interim financial statements included in such reports) shall comply in all material respects with the Exchange Act, the rules and regulations promulgated thereunder and all applicable accounting requirements; and (g) operate its business in accordance with the terms of its licenses and in all material respects with all applicable laws, rules and regulations.

(b) Point hereby covenants and agrees that, as part of the transaction contemplated hereby, its Board of Directors will approve and recommend to the Point stockholders (i) a reverse stock split to be effective immediately before the Effective Time in such amount agreed upon by Point and DARA shortly before the Effective Time (the “Reverse Stock Split”) to meet listing requirements in connection with a new listing application for the Point Common Stock on the Nasdaq Capital Market, and (ii) changing the name of Point to “DARA BioSciences, Inc.” (the “Name Change”), to be effective immediately after the Effective Time. The Reverse Stock Split and the Name Change shall be presented to the Point stockholders for approval at the Point Stockholders Meeting (as defined below).

Section 6.2. Affirmative Covenants Of DARA

(a) DARA hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Point, DARA shall, and shall cause each DARA Subsidiary to: (a) operate its business in the usual and ordinary course consistent with past practices; (b) use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective officers and employees and maintain its relationship with its respective customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that its goodwill and ongoing business shall be unimpaired in any material manner at the Effective Time; (c) use its commercially reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted; (d) use its commercially reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained; (e) prepare and file all DARA Tax Returns required to be filed in a timely manner, and in a manner consistent with past practices and applicable laws and regulations; and (f) operate its business in accordance with the terms of its licenses and in all material respects with all applicable laws, rules and regulations.

(b) DARA hereby covenants and agrees that prior to the Closing, DARA shall formulate a mutually acceptable initial development plan and budget (the “Initial Plan”) which, subject to amendment, will cover operations of the Surviving Corporation for the first year following the Merger. The Initial Plan shall consider, among other things, continued development of Point’s current preclinical and clinical drug candidates.

(c) At and after the Closing Date, DARA shall cause to be paid the payments set forth in Schedule 3.5 of the Point Disclosure Schedule to certain former officers of Point in the amounts and on the dates specified therein.

Section 6.3. Negative Covenants Of Point

Except as expressly contemplated by this Agreement or otherwise consented to in writing by DARA or as set forth in Schedule 6.3 of the Point Disclosure Schedule, from the date hereof until the Closing Date, Point shall not, and shall cause each Point Subsidiary not to, do any of the following:

(a) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock;

(b) (i) redeem, repurchase or otherwise reacquire any shares of its capital stock or other securities or any securities or obligations convertible into or exchangeable for any share of its capital stock or other securities, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or other securities or any such securities or obligations (except in connection with the exercise of outstanding Options in accordance with their respective terms or pursuant to any redemption agreement which constitutes a Point Material Contract); (ii) effect any merger, consolidation, restructuring, reorganization or recapitalization, or adopt a plan of complete or partial liquidation or dissolution; or (iii) adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other securities;

(c) (i) issue, pledge, deliver, award, grant or sell, or register under the Securities Act or the Exchange Act or otherwise file any registration statement under any statute covering, or authorize or propose the issuance, pledge, delivery, award, grant or sale of (including the grant of any Encumbrances on) or registration of or filing of any registration statement covering any shares of any class of its capital stock or other securities, any securities convertible into or exercisable or exchangeable for any such shares or other securities, or any rights, warrants or options to acquire any such shares or other securities; or (ii) amend or otherwise modify the terms of any such rights, warrants or options;

(d) (i) acquire or agree to acquire or enter into any negotiations to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division (other than a wholly-owned Subsidiary of Point) thereof; (ii) make or commit to make any capital expenditures other than capital expenditures not exceeding Five Thousand Dollars ($5,000) individually or Ten Thousand Dollars ($10,000) in the aggregate and which are solely for expenses related to intellectual property incurred in the ordinary course of business consistent with past practices; or (iii) make or commit to make any loans, advances or capital contributions to, or investments in, any other Person.

(e) except pursuant to the Loan Agreement, sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, any of its assets;

(f) except as required to comply with applicable law, (i) adopt, enter into, terminate or amend in any material respect (A) any Point Benefit Plan or (B) any other agreement, plan or policy involving Point or the Point Subsidiaries, and one or more of its current or former directors, officers or employees; (ii) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus to, any current or former officer, director or employee; (iii) pay any benefit or amount under any Point Benefit Plan or any other benefit plan or arrangement of Point or the Point Subsidiaries as in effect on the date of this Agreement; (iv) increase in any manner the severance or termination pay of any current or former director, officer or employee; (v) enter into or amend any employment, deferred compensation, consulting, severance, termination or indemnification agreement, arrangement or understanding with any current or former employee, officer or director; (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, “phantom” stock, stock appreciation rights, “phantom” stock rights stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any Point Benefit Plans or agreements or awards made thereunder); (vii) amend or modify any Option; (viii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan, other than in the ordinary course of its business as currently conducted or pursuant to consulting agreements with former executive officers in effect on the date hereof; (ix) take any action to accelerate the vesting of payment of any compensation or benefit under any Point Benefit Plan; or (x) materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

(g) except as contemplated by this Agreement, propose or adopt any amendments to its certificate or articles of incorporation or its bylaws;

(h) (i) make any change in any of its methods of accounting, (ii) make or rescind any express or deemed election relating to Taxes, (iii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (iv) change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2006, except, in the case of clause (i) or clause (ii), as may be required by law or GAAP;

(i) incur any Indebtedness, or prepay, before the scheduled maturity thereof, any debt;

(j) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of such entity’s Affiliates which involves the transfer of consideration or has a financial impact on such entity;

(k) enter into any contract, agreement, commitment, arrangement, lease (including with respect to personal property), policy or other instrument;

(l) terminate, or amend or waive any provision of, any Point Material Contract;

(m) (i) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice of claims for money damages which do not exceed Five Thousand Dollars ($5,000) per claim or Ten Thousand Dollars ($10,000) in the aggregate for all such claims, or in accordance with their terms or liabilities disclosed, reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of Point included in the Point SEC Reports; (ii) cancel any Indebtedness; (iii) waive or assign any claims or rights of material value; or (iv) waive any benefits of, or agree to modify in any respect (A) any standstill or similar agreements to which Point or any of the Point Subsidiaries is a party or (B) other than in the ordinary course of business, any confidentiality or similar agreements to which Point or any of the Point Subsidiaries is a party;

(n) transfer or license to any Person or otherwise extend, amend or modify any rights to Intellectual Property of Point, except in the ordinary course of its business as currently conducted;

(o) take any action that is intended or would reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VIII not being satisfied or in a violation of any provision of this Agreement;

(p) intentionally take or fail to take any action that would reasonably be expected to materially delay the consummation of the Merger;

(q) take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(r) agree in writing or otherwise to do any of the foregoing.

Section 6.4. Negative Covenants Of DARA

Except as expressly contemplated by this Agreement or otherwise consented to in writing by Point or as set forth in Schedule 6.4 of the DARA Disclosure Schedule, from the date hereof until the Closing Date, DARA shall not, and shall cause each DARA Subsidiary not to, do any of the following:

(a) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock;

(b) issue, pledge, deliver, award, grant or sell, or propose the issuance, pledge, delivery, award, grant or sale of (including the grant of any Encumbrances on) any shares of any class of its capital stock or other securities, any securities convertible into or exercisable or exchangeable for any such shares or other securities, or any rights, warrants or options to acquire any such shares or other securities; provided, that the foregoing shall not apply to (i) grants of stock options by DARA in the ordinary course of business consistent with past practices; and (ii) issuances of stock upon the exercise of stock options;

(c) acquire or agree to acquire or enter into any negotiations to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner any business or any corporation, partnership, association or other business organization or division (other than a wholly-owned Subsidiary of DARA);

(d) incur any new Indebtedness after the date of this Agreement except for such Indebtedness which does not exceed One Million Dollars ($1,000,000) in the aggregate;

(e) propose or adopt any amendments to its certificate or articles of incorporation or its bylaws;

(f) make any material change in any of its methods of accounting, except as may be required by law or GAAP;

(g) take any action that is intended or would reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VIII not being satisfied or in a violation of any provision of this Agreement;

(i) intentionally take or fail to take any action that would reasonably be expected to materially delay the consummation of the Merger;

(j) take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(k) agree in writing or otherwise to do any of the foregoing.

Section 6.5. Control Of Other Party’s Business

Nothing contained in this Agreement shall give DARA, directly or indirectly, the right to control or direct Point’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Point, directly or indirectly, the right to control or direct DARA’s operations prior to the Effective Time. Prior to the Effective Time, each of Point and DARA shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1. Access And Information

During the period from the date hereof to the Effective Time (the “Interim Period”), Point and DARA shall, and shall cause the Point Subsidiaries and the DARA Subsidiaries, respectively, to, afford to each other and their respective officers, employees, accountants, consultants, legal counsel and other representatives reasonable access during normal business hours (and at such other times as the parties may mutually agree) to the properties, executive personnel and all information concerning the business, properties, contracts, records and personnel of Point and the Point Subsidiaries or DARA and the DARA Subsidiaries, as the case may be, as such other party may reasonably request.

Section 7.2. Confidentiality

DARA and Point each acknowledge and agree that (a) all information received by it (the “Receiving Party”) from or on behalf of the other party in connection with the transactions contemplated under this Agreement shall be deemed received pursuant to the confidentiality agreement dated July 16, 2007 between Point and DARA (the “Confidentiality Agreement”), (b) such Receiving Party shall, and shall cause its officers, directors, employees, Affiliates, financial advisors and agents to comply with the provisions of the Confidentiality Agreement with respect to such information, and (c) the provisions of the Confidentiality Agreement is hereby incorporated herein by reference with the same effect as if fully set forth herein.

Section 7.3. Joint Proxy Statement/Prospectus And Registration Statement

(a) As soon as practicable following the date of this Agreement, Point and DARA shall prepare and file with the SEC the Joint Proxy Statement/Prospectus, and Point shall prepare and file with the SEC the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as Point’s prospectus. Each of Point and DARA shall use its best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Each of DARA and Point shall use its best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Point also shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Point Common Stock in the Merger, and Point shall furnish all information concerning Point and the holders of Point Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Registration Statement or the Joint Proxy Statement/ Prospectus (including, without limitation, any periodic report to be filed under Section 13 of the Exchange Act which will be incorporated therein by reference) will be made by either DARA or Point without the other party’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other party the opportunity to review and comment thereon. Point shall advise DARA, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Point Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Point shall advise DARA, promptly after it receives notice thereof, of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Point or DARA, or any of their respective Affiliates, officers or directors, should be discovered by Point or DARA which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Point and DARA.

(b) Point shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the “Point Stockholders Meeting”) in accordance with Delaware Law and its certificate of incorporation and bylaws for the purpose of obtaining the Point Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the Reverse Stock Split, the Name Change and the issuance of the Point Common Stock in the Merger pursuant to this Agreement. Unless the Board of Directors of Point has withdrawn its recommendation of this Agreement in compliance herewith, Point shall use reasonable efforts to solicit from stockholders of Point proxies in favor of the issuance of the Point Common Stock in the Merger pursuant to this Agreement, the Reverse Stock Split and the Name Change and to secure the vote or consent of stockholders required by Delaware Law and its certificate of incorporation and bylaws to approve the issuance of the Point Common Stock in the Merger pursuant to this Agreement, the Reverse Stock Split and the Name Change.

(c) DARA shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) duly call, give notice of, convene and hold a meeting of its stockholders (the “DARA Stockholders Meeting”) in accordance with Delaware Law and its certificate of incorporation and bylaws for the purpose of obtaining the DARA Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders, and use reasonable efforts to solicit from its stockholders proxies in favor of, the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby, and (ii) seek the necessary consent of the holders of DARA Series A Preferred Stock and DARA Series B Preferred Stock to the conversion of the DARA Series A Preferred Stock and the DARA Series B Preferred Stock to DARA Common Stock immediately prior to the Effective Time.

(d) Unless otherwise mutually agreed upon by the parties, the respective record dates and meeting dates for the Point Stockholder Meeting and for the DARA Stockholder Meeting shall be the same.

Section 7.4. Public Announcements

DARA and Point shall consult with each other and agree to any disclosure before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereunder. Neither DARA nor Point shall issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement. At or prior to the issuance of any such release or statement or any other press release, a copy of any such release shall be provided by facsimile or other electronic transmission to the other party.

Section 7.5. Further Action; Commercially Reasonable Efforts

(a) Each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to (i) consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, and if possible by March 31, 2008, and (ii) perform its covenants contained in this Agreement, in each case including, without limitation, using all its commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with Point, DARA or any Point Subsidiary or DARA Subsidiary as are necessary for the transactions contemplated herein or the covenants contained herein. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all commercially reasonable efforts to take all such action.

(b) During the Interim Period, each of the parties hereto shall promptly notify the other in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Merger or the conversion of Point Common Stock into the Merger Consideration pursuant to the Merger, or (ii) seeking to restrain or prohibit the consummation of the Merger or any of the transactions contemplated by this Agreement or otherwise limit the right of DARA to own or operate all or any portion of the business or assets of Point.

(c) Each party hereto shall use its commercially reasonable efforts to refrain from taking any action, or entering into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue in any material effect or which would result in a material breach of any covenant made by it in this Agreement.

Section 7.6. No Solicitation

(a) From the date of this Agreement until the Effective Time or the termination of this Agreement pursuant to the terms of this Agreement, Point shall not and shall not permit any of its Subsidiaries, Affiliates, directors, officers, employees, agents or representatives, including, without limitation, any investment banker, attorney or accountant of Point or any of its Subsidiaries (collectively, “Representatives”) directly or indirectly, to (i) initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information), any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), (ii) enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal, or (iii) agree to, approve, recommend, or endorse any Acquisition Proposal, or authorize or permit any of its or their Subsidiaries or Representatives to take any such action and, Point shall promptly notify DARA of any such inquiries and proposals received by Point or any of its Subsidiaries or Representatives, relating to any of such matters; provided, however, that the foregoing shall not prohibit the Board of Directors or Representatives of Point from (A) furnishing information to, or engaging in discussions or negotiations with, any Person in response to an unsolicited bona fide written Acquisition Proposal; or (B) recommending such an unsolicited bona fide written Acquisition Proposal to the stockholders of Point, if, and only to the extent that, (w) the Board of Directors of Point concludes in good faith (after consultation with its financial advisors) that such Acquisition Proposal would reasonably be expected to constitute a Superior Proposal

(as hereinafter defined), (x) the Board of Directors of Point determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to result in a breach by the Board of Directors of Point of its fiduciary duties to Point’s stockholders under applicable law, (y) prior to furnishing such information to, or entering into discussions or negotiations with, such Person Point provides prompt written notice to DARA to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person (which notice shall identify the nature and material terms of the proposal), and (z) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the Board of Directors of Point receives from such Person an executed confidentiality agreement with provisions no less favorable to Point than the Confidentiality Agreement. Point agrees that it will immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties regarding any Acquisition Proposal. Point shall promptly provide DARA with a copy of any written Acquisition Proposal received and a written statement with respect to any nonwritten Acquisition Proposal received, which statement shall include the identity of the Person making the Acquisition Proposal and the material terms thereof. Point shall inform DARA promptly of any change in the price, structure, form of consideration or material terms and conditions regarding the Acquisition Proposal and shall promptly provide to DARA all written materials received by Point with respect thereto. Point agrees to keep DARA fully and timely informed of the status of any discussions, negotiations, furnishing of non-public information, or other activities relating to an Acquisition Proposal. Point shall promptly provide to DARA any non-public information concerning Point provided to any other person in connection with any Acquisition Proposal which was not previously provided to DARA.

(b) For purposes of this Agreement, “Acquisition Proposal” means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) involving Point or its Subsidiaries: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or, any sale, lease, exchange, mortgage, pledge, transfer or other disposition of, all or any significant portion of the assets or twenty-five percent (25%) or more of the equity securities of, Point or any of its Subsidiaries, in a single transaction or series of related transactions; (ii) the acquisition by any Person (other than any beneficial owner of more than five percent (5%) of Point Common Stock as long as such beneficial owner is eligible to make filings in respect thereof on Schedule 13G under applicable SEC rules and regulations) of beneficial ownership of ten percent (10%) or more of the outstanding shares of Point Common Stock (including Point Common Stock currently beneficially owned by such Person); (iii) any tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of capital stock of Point or any Point Subsidiary or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

(c) For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal made by any Person that the Board of Directors of Point determines in its good faith judgment to be more favorable to Point’s stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of Point, is reasonably capable of being obtained by such Person.

(d) Nothing contained in this Section 7.6 shall prohibit Point from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to Point’s stockholders which, in the good faith judgment of the Board of Directors of Point based on the advice of outside counsel, is required under applicable law; provided that in any such cases Point does not withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal unless Point and its Board of Directors have complied with all the provisions of this Section 7.6.

Section 7.7. Nasdaq Listing

Except as disclosed in Schedule 7.7 to the Point Disclosure Schedule, Point shall use reasonable efforts (i) to maintain the listing of the Point Common Stock on the Nasdaq, and (ii) to cause the Point Common Stock to be issued pursuant to Section 2.1(a) of this Agreement and the Point Common Stock issuable upon exercise of options under the DARA Stock Plan to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 7.8. Blue Sky

Point shall use reasonable efforts to obtain prior to the Effective Time any necessary permits and approvals under all applicable Blue Sky Laws required to permit the distribution of the shares of Point Common Stock to be issued in accordance with the provisions of Section 2.1(a) of this Agreement.

Section 7.9. Event Notices

During the Interim Period, each party hereto will promptly notify the other parties hereto of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied and (b) the failure of such party to comply with any covenant or agreement to be complied with by it pursuant to this Agreement which would be likely to result in any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. No delivery of any notice pursuant to this Section 7.9 will cure any breach of any representation or warranty, covenant, condition or agreement of such party contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 7.10. Tax Treatment

Each of DARA and Point shall use reasonable efforts to structure the Merger to qualify as a reorganization under the provisions of Section 368 of the Code. Both prior to and after the Closing, each party’s books and records shall be maintained, and all federal, state and local income tax returns and schedules thereto shall be filed in a manner consistent with the Merger being qualified as a reverse triangular merger under Section 368(a)(2)(E) of the Code (and comparable provisions of any applicable state or local laws), except to the extent the Merger is determined in a final administrative or judicial decision not to qualify as a reorganization within the meaning of Code Section 368(a).

ARTICLE VIII

CLOSING CONDITIONS

Section 8.1. Conditions To Obligations Of DARA, Merger Sub And Point To Effect The Merger

The respective obligations of DARA, Merger Sub and Point to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

(a) Stockholder Approval. Each of the Point Stockholder Approval and the DARA Stockholder Approval shall have been obtained. The conversion of the DARA Series A Preferred Stock and the DARA Series B Preferred Stock to DARA Common Stock shall have been approved by the required votes.

(b) Effectiveness Of Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act prior to the mailing of the Joint Proxy Statement/Prospectus by each of Point and DARA to their respective stockholders and no stop order suspending the effectiveness of such

Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of DARA or Point, threatened by the SEC.

(c) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, ordinance, regulation, executive order, decree, judgment, stipulation, injunction or other order (whether temporary, preliminary or permanent) in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement; provided, however, that the parties shall use their reasonable efforts to cause any such decree, judgment, injunction or order to be vacated or lifted.

(d) Reverse Stock Split. The Reverse Stock Split shall have been effected immediately prior to the Closing or will be effective upon the filing of the Certificate of Merger.

Section 8.2. Additional Conditions To Obligations Of DARA

The obligations of DARA to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions, any or all of which may be waived by DARA, in whole or in part, to the extent permitted by applicable law:

(a) Representations And Warranties. The representations and warranties of Point and Merger Sub made in this Agreement shall be true and correct in all material respects when made and on and as of the Closing Date (except for representations and warranties that speak as of a specific date or time, which need only be true and correct in all material respects as of such date or time); provided, however, that, notwithstanding the foregoing, the representations and warranties of Point set forth in Section 3.3(d) shall be true and correct in all respects when made and on and as of the Closing Date. DARA shall have received a certificate of the President of Point to that effect.

(b) Agreements And Covenants. The agreements and covenants of Point and Merger Sub required to be performed on or before the Effective Time shall have been performed in all material respects. DARA shall have received a certificate of the President of Point to that effect.

(c) No Material Adverse Effect. There shall have been no Material Adverse Effect on Point since the date of this Agreement.

(d) No Litigation. There shall not be pending or imminently threatened any suit, action, proceeding or investigation by any Governmental Entity: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger and seeking to obtain from Point or any Point Subsidiary any damages that may be material to Point; (iii) seeking to prohibit or limit in any material respect Point’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (iv) which would materially and adversely affect the right of the Surviving Corporation to own the assets or operate the business of DARA.

(e) Consents Under Point Agreements. Point shall have obtained the consent or approval of any Person whose consent or approval shall be required under any agreement or instrument in order to permit the consummation of the transactions contemplated hereby, except those which the failure to obtain would not have a Material Adverse Effect on Point.

(f) Director and Officer Resignation. The directors and officers of Point shall have submitted their resignations to be effective at the Effective Time.

(g) Insurance. Point shall have purchased insurance coverage (i) extending for a period of five years on its directors and officers liability insurance coverage in effect as of the date of this Agreement, and (ii) extending for any applicable statute of limitations on its product liability insurance coverage in effect as of the date of this Agreement, in each case covering past or future claims with respect to periods prior to and including the Effective Time.

(h) Name Change. Point shall have executed and delivered to counsel for DARA a certificate of amendment to effect the Name Change.

Section 8.3. Additional Conditions To Obligations Of Point and Merger Sub

The obligations of Point and Merger Sub to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions any or all of which may be waived by Point, in whole or in part, to the extent permitted by applicable law:

(a) Representations And Warranties. The representations and warranties of DARA made in this Agreement shall be true and correct in all material respects when made and on and as of the Closing Date (except for representations and warranties that speak as of a specific date or time, which need only be true and correct in all material respects as of such date and time). Point shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of DARA to such effect.

(b) Agreements And Covenants. The agreements and covenants of DARA required to be performed on or before the Effective Time shall have been performed in all material respects. Point shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of DARA to such effect.

(c) No Material Adverse Effect. There shall have been no Material Adverse Effect on DARA since the date of this Agreement.

(d) No Litigation. There shall not be pending or imminently threatened any suit, action, proceeding or investigation by any Governmental Entity: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger and seeking to obtain from DARA or any DARA Subsidiary any damages that may be material to DARA; (iii) seeking to prohibit or limit in any material respect Point’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (iv) which would materially and adversely affect the right of the Surviving Corporation to own the assets or operate the business of DARA.

(e) Consents Under DARA Agreements. DARA shall have obtained the consent or approval of any Person whose consent or approval shall be required under any agreement or instrument in order to permit the consummation of the transactions contemplated hereby, except those which the failure to obtain would not have a Material Adverse Effect on DARA.

(f) Non-Foreign Status. On or before the Effective Time, DARA shall have provided Point with a certificate of DARA’s non-foreign status as set forth in Treasury Regulations Section 1.1445-2(b) in form and substance reasonably acceptable to Point.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1. Termination

The right of any party hereto to terminate this Agreement pursuant to this Section 9.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Affiliate of such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of Point or DARA:

(a) by mutual consent of DARA and Point;

(b) by DARA, upon a breach of any covenant or agreement on the part of Point or Merger Subset forth in this Agreement, or if any representation or warranty of Point shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied (a “Terminating Point Breach”); provided, that, if such Terminating Point Breach is curable by Point through the exercise of reasonable efforts and for so long as Point continues to exercise such reasonable efforts (not to exceed 30 days), DARA may not terminate this Agreement under this Section 9.1(b);

(c) by Point, upon breach of any covenant or agreement on the part of DARA set forth in this Agreement, or if any representation or warranty of DARA shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied (a “Terminating DARA Breach”); provided, that, if such Terminating DARA Breach is curable by DARA through the exercise of their reasonable efforts (not to exceed 30 days) and for so long as DARA continues to exercise such reasonable efforts, Point may not terminate this Agreement under this Section 9.1(c);

(d) by either DARA or Point, if there shall be any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction or any Governmental Entity which is final and nonappealable preventing the consummation of the Merger; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(d) shall have used reasonable efforts to cause any such decree, permanent injunction, judgment or other order to be vacated or lifted;

(e) by either DARA or Point, if the Merger shall not have been consummated on or before March 31, 2008; provided, further, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of the failure of the Merger to occur on or before such date;

(f) by either DARA or Point, if the Point Stockholder Approval shall not have been obtained at the Point Stockholders Meeting (including any adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 9.1(f) shall not be available to Point if Point has not complied with its obligations under Section 7.3(b);

(g) by either Point or DARA, if the DARA Stockholder Approval shall not have been obtained at the DARA Stockholders Meeting (including any adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 9.1(g) shall not be available to DARA if DARA has not complied with its obligations under Section 7.3(c);

(h) by DARA, if (i) the Board of Directors of Point withdraws or modifies its recommendation of this Agreement or the Merger or shall have resolved or publicly announced or disclosed to any third party its intention to do any of the foregoing or the Board of Directors of Point shall have recommended to the stockholders of Point any Acquisition Proposal or resolved to do so; or (ii) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of Point Common Stock is commenced or a registration statement with respect thereto shall have been filed and the Board of Directors of Point, within ten (10) Business Days after such tender offer or exchange offer is so commenced or such registration statement is so filed, either fails to recommend against acceptance of such tender or exchange offer by its stockholders or takes no position with respect to the acceptance of such tender or exchange offer by its stockholders;

(i) by Point, if the Board of Directors of DARA withdraws or modifies its recommendation of this Agreement or the Merger or shall have resolved or publicly announced or disclosed to any third party its intention to do any of the foregoing;

(j) by Point, if the Board of Directors of Point shall have determined to recommend an Acquisition Proposal to its stockholders after determining, pursuant to Section 7.6, that such Acquisition Proposal constitutes a Superior Proposal, and Point gives DARA at least three (3) Business Days prior notice of its intention to effect such termination pursuant to this Section 9.1(j);

(k) by DARA, if any Person (other than DARA, any Affiliate of DARA or any beneficial owner of more than five percent (5%) of Point Common Stock who is eligible to make filings in respect thereof on Schedule 13G under applicable SEC rules and regulations) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the regulations promulgated thereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, twenty percent (20%) or more of the then outstanding shares of capital stock of Point;

(l) by DARA, if there shall have occurred one or more events which shall have caused a Material Adverse Effect on Point which Material Adverse Effect shall have remained uncured (to the extent curable) for a period of thirty (30) days after written notice from DARA of its intention to terminate pursuant to this Section 9.1(l);

(m) by Point, if there shall have occurred one or more events which shall have caused a Material Adverse Effect on DARA which Material Adverse Effect shall have remained uncured (to the extent curable) for a period of thirty (30) days after written notice from Point of its intention to terminate pursuant to this Section 9.1(m).

Section 9.2. Effect Of Termination

Except as provided in Section 9.5 of this Agreement, in the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, there shall be no liability on the part of DARA or Point or any of their respective officers, directors, stockholders or Affiliates to the other, and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party from liability for any willful breach by a party of any of its representations, warranties, covenants or agreements in this Agreement; and provided that the provisions of Sections 7.2 and 9.5 of this Agreement will remain in full force and effect and survive any termination of this Agreement.

Section 9.3. Amendment

This Agreement may be amended by the parties hereto by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of Point or the stockholders of DARA no amendment may be made which by law or rule of Nasdaq requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.4. Extension; Waiver

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto or (c) waive compliance by any other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 9.5. Expenses

(a) Except as otherwise set forth in this Agreement, all costs and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred such costs and expenses, whether or not the Merger is consummated; provided, however, that DARA and Point shall share equally all costs and expenses (other than attorneys’ and accountants’ fees and expenses) incurred in relation to printing and filing and, as applicable, mailing the Registration Statement and the Joint Proxy Statement/Prospectus and any amendments or supplements thereto and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy Statement/Prospectus.

(b) Up to an aggregate Four Hundred Thousand Dollars ($400,000) of expenses of Point related to the Merger may be borne by DARA as provided in Section 2.7 of the Loan Agreement.

(c) If DARA terminates this Agreement pursuant to Section 9.1(h) or Point terminates this Agreement pursuant to Section 9.1(j), then Point shall pay all direct costs and expenses incurred by DARA in the negotiation of this Agreement and the pursuit of the transactions contemplated hereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.1. Effectiveness Of Representations, Warranties And Agreements

None of the representations and warranties, or any covenant to be performed prior to the Effective Time, contained in this Agreement shall survive the Effective Time. This Section 10.1 shall not limit the survival of any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance, in whole or in part, after the Effective Time.

Section 10.2. Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly delivered (i) four (4) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient at the following addresses (or at such other address for a party as shall be specified by like changes of address). A party electing to provide notice by electronic transmission as provided herein shall also provide mailed copies of any such notice.

(a) If to DARA:

DARA BioSciences, Inc.

4505 Falls of the Neuse Road

Raleigh, North Carolina 27609

Telecopier No.: (919) 861-0239

Attention: Richard A. Franco, Chief Executive Officer

With a copy (which shall not constitute notice) to:

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail

Suite 300

Raleigh, North Carolina 27607

Telecopier No.: (919) 781-4865

Attention: Donald R. Reynolds, Esq.

(b) If to Point or Merger Sub:

Point Therapeutics, Inc.

70 Walnut Street

Wellesley Hills, Massachusetts 02481

Telecopier No.: 781-239-8005

Attention: Secretary

With a copy (which shall not constitute notice) to:

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110-2624

Telecopier No.: (617) 951-7050

Attention: Steven A. Wilcox, Esq.

Section 10.3. Certain Definitions

For purposes of this Agreement, the term:

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person and for purposes of this Agreement shall be deemed to include, without limitation, with respect to DARA and Point (i) each executive officer of either DARA or Point, respectively, including the former executive officers of Point set forth in Exhibit A; (ii) each director of either DARA or Point, respectively; and (iii) each beneficial owner of more than five percent (5%) of DARA Common Stock or Point Common Stock, respectively, other than any such beneficial owner who is eligible to make filings in respect thereof on Schedule 13G under applicable SEC rules and regulations.

“beneficial owner” (including the terms “beneficial ownership” and “beneficially own”) means with respect to any shares of capital stock, a Person who shall be deemed to be the beneficial owner or have beneficial ownership of such shares (i) which such Person or any of its Affiliates or associates beneficially owns, directly or indirectly, (ii) which such Person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, (iii) which are beneficially owned, directly or indirectly, by any other Person with whom such Person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding voting or disposing of any such shares, or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated thereunder;

“Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed;

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

“Encumbrance” shall mean any lien, pledge, charge, security interest or other encumbrance of any nature;

“fully diluted” shall mean, as of the date in question, (i) all shares of capital stock that are issued and outstanding, (ii) all shares of capital stock issuable upon the exercise of issued and outstanding options or warrants, and (iii) all shares of capital stock issuable upon conversion of existing rights to convert outstanding debt or other outstanding rights.

“Indebtedness” of a Person shall mean (i) indebtedness of such Person for borrowed money whether short-term or long-term and whether secured or unsecured, (ii) indebtedness of such Person for the deferred purchase price of services or property, which purchase price (A) is due twelve (12) months or more from the date of incurrence of the obligation in respect thereof or (B) customarily or actually is evidenced by a note or other written instrument (including, without limitation, any such indebtedness which is non-recourse to the credit of such Person but is secured by assets of such Person); (iii) obligations of such Person under capital leases, (iv) obligations of such Person arising under acceptance facilities, (v) the undrawn face amount of, and unpaid reimbursement obligations in respect of, all letters of credit issued for the account of such Person, (vi) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (vii) all obligations of such Person upon which interest charges are customarily paid, (viii) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (ix) obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock (with redeemable preferred stock being valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends), (x) all executory obligations of such Person in respect of financial hedge contracts (including, without limitation, equity hedge contracts), (xi) all indebtedness of the types referred to in clauses (i) through (x) above for which such Person is obligated under a contingent obligation, and (xii) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such indebtedness, obligation or guarantee;

“Intellectual Property” means all (i) patents and patent applications, (ii) trademarks, service marks, trade dress, logos, trade names, and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, (iv) computer software, data, and documentation, (v) trade secrets and confidential business information (including formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing, and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information, (vi) Internet domain names and applications for domain names, (vii) other proprietary rights, and (viii) copies and tangible embodiments thereof (in whatever form or medium);

“Material Adverse Effect” shall mean, with respect to a specified Person any change, event or effect that individually or in the aggregate (taking into account all other such changes, events or effects) has had, or would be reasonably likely to have, a material adverse effect on the business, operations, earnings or condition (financial or otherwise) of such Person and its Subsidiaries, if any, taken as a whole, except for such changes, events or effects as have been previously disclosed on the Point Disclosure Schedule or the DARA Disclosure Schedule;

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group, including, without limitation, any entity or group as defined in Section 13(d) of the Exchange Act;

“reasonable efforts” shall mean, as to a party hereto, an undertaking by such party to perform or satisfy an obligation or duty or otherwise act in a manner reasonably calculated to obtain the intended result by action or expenditure not disproportionate or unduly burdensome in the circumstances, which means, among other things, that such party shall not be required to (i) expend funds other than for payment of the reasonable and customary costs and expenses of employees, counsel, consultants, representatives or agents of such party in connection with the performance or satisfaction of such obligation or duty or other action or (ii) institute litigation or arbitration as a part of its reasonable efforts;

“Subsidiary” of any Person means any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary of such Person) (i) owns, directly or indirectly, fifty percent (50%) or more of the capital stock, partnership interests or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or (ii) possesses, directly or indirectly, control over the direction of management or policies of such corporation, partnership, joint venture or other legal entity (whether through ownership of voting securities, by agreement or otherwise);

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) shall include, except where the context otherwise requires, all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments or claims of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts; and

“Taxing Authority” means any domestic, foreign, Federal, national, provincial, state, county or municipal or other local government or court, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

Section 10.4. Headings

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.5. Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy or other judgment, decree, injunction or order, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.6. Entire Agreement

This Agreement (together with the Exhibits, the Disclosure Schedules and the other documents delivered pursuant hereto), the Loan Agreement and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 10.7. Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.8. Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 10.9. Third Party Beneficiaries

Subject to Section 10.8, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.10. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Section 10.11. Counterparts

This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.12. Jurisdiction

Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement or of the Merger shall be brought against any of the parties only in the courts of the State of Delaware or, if it has or can acquire jurisdiction, in the courts of the United States of America located in New Castle County, Delaware, and each of the parties hereto consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding, waives any objection to venue laid therein and agrees not to plead or claim in any such courts that such proceeding brought therein has been brought in any inconvenient forum.

Section 10.13. WAIVER OF JURY TRIAL

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 10.14. Rules of Construction

The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed and delivered as of the date first written above.

DARA BIOSCIENCES, INC.

By:	/s/ RICHARD A. FRANCO
Richard A. Franco
Chief Executive Officer

POINT THERAPEUTICS, INC.

By:	/s/ DONALD R. KIEPERT, JR.
Donald R. Kiepert, Jr.
President

DP ACQUISITION CORP.

By:	/s/ MICHAEL P. DUFFY
Michael P. Duffy
Secretary

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), is made and entered into as of the 14th day of December, 2007, by and among DARA BioSciences, Inc., a Delaware corporation (“DARA”), Point Therapeutics, Inc., a Delaware corporation (“Point”), and DP Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Point (“Merger Sub”).

RECITALS:

A.	DARA, Point and Merger Sub entered into an Agreement and Plan of Merger dated as of October 9, 2007 (the “Merger Agreement”); and

B.	The parties desire to amend the Merger Agreement to reflect the modification of certain provisions in the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and intending to be legally bound hereby, the parties agree as follows:

1. Amendments to Merger Agreement. The Merger Agreement is hereby amended as follows:

a. Section 7.3(c) is amended to read in its entirety as follows:

(c) DARA shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of its stockholders (the “DARA Stockholders Meeting”) in accordance with Delaware Law and its certificate of incorporation and bylaws for the purpose of obtaining the DARA Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders, and use reasonable efforts to solicit from its stockholders proxies in favor of, the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby.

b. Section 8.1(a) is amended to delete the second sentence thereof; accordingly, Section 8.1(a) shall read in its entirety as follows:

(a) Stockholder Approval. Each of the Point Stockholder Approval and the DARA Stockholder Approval shall have been obtained.

2. Ratification. Except as expressly amended by this Amendment, the terms and conditions of the Merger Agreement are hereby ratified and confirmed to be in full force and effect, and are hereby incorporated as if fully set forth herein. In the event of a conflict between the terms of this Amendment and the Merger Agreement, the terms of this Amendment shall control. All capitalized terms used and not otherwise defined herein shall have the same meanings as are ascribed to them in the Merger Agreement.

3. No Novation. The parties agree that the execution of this Amendment, or any documents as contemplated by this Amendment, or the consummation of any transaction contemplated by this Amendment, shall constitute an amendment to the Merger Agreement and shall not be construed as a novation of the Merger Agreement. The parties hereby acknowledge their intent that this Amendment will not disturb the existing rights, remedies and obligations created under the Merger Agreement or any amendments thereto.

4. Binding. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns. No modification, amendment or waiver of any provision of this Amendment or any other document executed pursuant to this Amendment shall be effective unless in writing and signed by all parties.

5. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, together, shall constitute one and the same document. It shall not be a condition to the effectiveness of this Amendment that all parties shall have signed the same counterpart. This Amendment may be executed and delivered by facsimile and execution by such means shall be deemed an original.

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The parties hereto have caused this Amendment to be executed and delivered as of the date first set forth above.

DARA BIOSCIENCES, INC.

By:	/S/ RICHARD A. FRANCO
Richard A. Franco
Chairman and President

POINT THERAPEUTICS, INC.

By:	/S/ DONALD R. KIEPERT, JR.

Donald R. Kiepert, Jr.

President

DP ACQUISITION CORP.

By:	/S/ MICHAEL P. DUFFY

Michael P. Duffy

Secretary

APPENDIX B

Section 262 of the Delaware General Corporation Law

Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (1) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (2) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(1) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

APPENDIX C

LOAN AND SECURITY AGREEMENT

POINT THERAPEUTICS, INC.

and

DARA BIOSCIENCES, INC.

Dated as of October 9, 2007

C-i

C-ii

LOAN AND SECURITY AGREEMENT

This Loan and Security Agreement (“Agreement”) is dated as of this the 9th day of October 2007, by and between Point Therapeutics, Inc., a Delaware corporation (“Borrower”), and DARA Biosciences, Inc., a Delaware corporation (“Lender”).

BACKGROUND

WHEREAS, Borrower has requested that Lender enter into a financing arrangement with Borrower pursuant to which Lender may make loans to Borrower;

WHEREAS, Lender is willing to agree to make such loans to Borrower on the terms and conditions set forth herein; and

WHEREAS, this Agreement is intended to aid the completion of the transactions contemplated by the Agreement and Plan of Merger dated as of October 9, 2007 by and among Borrower, Lender and DARA Acquisition Corp. (the “Merger Agreement”).

NOW, THEREFORE, in consideration of the mutual conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION I. DEFINITIONS AND INTERPRETATION

1.1. Terms Defined: As used in this Agreement, the following terms have the following respective meanings:

Advance(s)—Any monies advanced or credit extended to Borrower by Lender under the Loan, including, without limitation, cash advances.

Advance Request—Section 2.2(b).

Affiliate—With respect to any Person, (a) any other Person which, directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, or (b) any Person who is a director or officer (i) of such Person, (ii) of any Subsidiary of such Person, or (iii) any Person described in clause (a) above. For purposes of this definition, control of a Person shall mean the power, directly or indirectly, (x) to vote 10% or more of the Capital Stock having ordinary voting power for the election of directors (or comparable equivalent) of such Person, or (y) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise. Control may be by ownership, contract, or otherwise.

Agreement—This Loan and Security Agreement, as it may hereafter from time to time be amended, modified, restated or replaced.

Anti-Terrorism Laws—Any statute, treaty, law (including common law), ordinance, regulation, rule, order, opinion, release, injunction, writ, decree or award of any Governmental Authority relating to terrorism or money laundering, including Executive Order No. 13224 and the USA Patriot Act.

Asset Sale—The sale, transfer, lease, license or other disposition, by Borrower or by any Subsidiary of Borrower to any Person other than Borrower of any Property now owned or hereafter acquired, of any nature whatsoever in any transaction or series of related transactions other than in the ordinary course of business. An Asset Sale includes, without limitation, a division.

Authorized Officer—The President, Treasurer or Secretary of Borrower or any other officer (or comparable equivalent) of Borrower authorized by specific resolution of Borrower to request Advances as set forth in the authorization certificate delivered to Lender substantially in the form of Exhibit “A” attached hereto.

Business Day—A day other than Saturday or Sunday when Lender is open for business in Philadelphia, Pennsylvania.

Capitalized Lease Obligations—Any Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, consistently applied.

Capital Expenditures—For any period, the aggregate of all expenditures (including that portion of Capitalized Lease Obligations attributable to that period) made in respect of the purchase, construction or other acquisition of fixed or capital assets, determined in accordance with GAAP.

Capital Stock—Any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all other ownership interests in a Person (other than a corporation), including, without limitation, all partnership interests of any kind in a partnership and all membership interests of any kind in a limited liability company, and any and all warrants or options to purchase any of the foregoing.

Change of Control—With respect to Borrower, the result caused by the occurrence of any event which results in the stockholders of Borrower owning (beneficially, legally or otherwise), in the aggregate, less than fifty-one (51%) of the Capital Stock of Borrower.

Closing—Section 4.6.

Closing Date—Section 4.6.

Collateral—All of the Property and interests in Property described in Section 3.1 of this Agreement and all other interests in Property that now or hereafter secure payment of the Obligations and satisfaction by Borrower of all covenants and undertakings contained in this Agreement and the other Loan Documents.

Default—Any event, act, condition or occurrence which with notice, or lapse of time or both, would constitute an Event of Default hereunder.

Disqualified Stock—Any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable for any reason, (ii) is convertible or exchangeable for Indebtedness or Capital Stock that meets the requirements of clause (i), or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Loan Maturity Date.

Distribution—

a. Cash dividends or other cash distributions (including Permitted Tax Distributions, if any) on any now or hereafter outstanding Capital Stock of Borrower;

b. The redemption, repurchase, defeasance or acquisition of Capital Stock of Borrower or of warrants, rights or other options to purchase such Capital Stock; and

c. Any loans or advances (other than salaries), to any shareholder(s), partner(s) or member(s) of Borrower.

Environmental Laws—Any and all Federal, foreign, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees and any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct concerning pollution, protection of the environment, or the impact of pollutants, contaminants or toxic or Hazardous Substances on human health or the environment, as now or may at any time hereafter be in effect.

ERISA—The Employee Retirement Income Security Act of 1974, as the same may be amended, from time to time.

Event of Default—Section 8.1.

Executive Order No. 13224—The Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, as the same has been, or shall hereafter be, renewed, extended, amended or replaced.

Expenses—Section 9.6.

GAAP—Generally accepted accounting principles as in effect in the United States, applied in a manner consistent with the most recent audited financial statements of Borrower.

Governmental Authority—Any federal, state or local government or political subdivision, or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury, or arbitration.

Hazardous Substances—Any substances defined or designated as hazardous or toxic waste, hazardous or toxic material, hazardous or toxic substance or similar term, under any Environmental Law.

Indebtedness—Of any Person at any date, without duplication, (i) all indebtedness of such Person for borrowed money (including with respect to Borrower, the Obligations) or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) all Capitalized Lease Obligations of such Person, (iv) the face amount of all letters of credit issued for the account of such Person and all drafts drawn thereunder, (v) all obligations of other Persons which such Person has guaranteed, (vi) Disqualified Stock, (vii) all Obligations of such Person under Hedging Agreements, and (viii) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof.

IRS—Internal Revenue Service.

Lien—Any interest of any kind or nature in property securing an obligation owed to, or a claim of any kind or nature in property by, a Person other than the owner of the Property, whether such interest is based on the common law, statute, regulation or contract, and including, but not limited to, a security interest or lien arising from a mortgage, encumbrance, pledge, conditional sale or trust receipt, a financing lease, consignment or bailment for security purposes, a trust, or an assignment. For the purposes of this Agreement, Borrower shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sale agreement or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person for security purposes.

Loan—Section 2.1(a).

Loan Documents—Collectively, this Agreement, the Note, any and all Subordination Agreements and all agreements, instruments and documents executed and/or delivered in connection therewith, all as may be supplemented, restated, superseded, amended or replaced from time to time. The Loan Documents shall not include the Merger Agreement.

Loan Maturity Date—The earlier of (i) the date of commencement of any bankruptcy, insolvency or similar proceeding with respect to Borrower, (ii) the date on which the Merger Agreement is terminated pursuant to

Section 9.1(a), 9.1(b), 9.1(d), 9.1(e) (other than failure of the Merger to timely occur as a result of DARA’s failure to fulfill any obligation under the Merger Agreement), 9.1(f), 9.1(h), 9.1(j), 9.1(k) or 9.1(l) of the Merger Agreement, and (iii) March 31, 2008 or such later date as the parties hereto mutually agree.

Material Adverse Effect—A material adverse effect with respect to (a) the business, assets, properties, financial condition, contingent liabilities, material agreements (including the Merger Agreement) or results of operations of Borrower taken as a whole, or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights and remedies of Lender hereunder or thereunder, provided that it is expressly acknowledged hereunder that a Material Adverse Effect shall not include any fact disclosed in the Merger Agreement or the Disclosure Schedules thereto.

Maximum Loan Amount—The sum of Four Hundred Thousand Dollars ($400,000) of principal.

Merger Agreement—Preamble.

Note—Section 2.1(b).

Obligations—All existing and future debts, liabilities and obligations owing by Borrower to Lender or any other subsidiary or Affiliate of Lender under the Loan Documents.

Overadvance—Section 2.1(a).

PBGC—The Pension Benefit Guaranty Corporation.

Permitted Indebtedness—(a) Indebtedness to Lender in connection with the Loan or otherwise pursuant to the Loan Documents; (b) trade payables incurred in the ordinary course of Borrower’s business; (c) indebtedness existing on the Closing Date that is identified and described on Schedule 1.1(a) attached hereto and made part hereof, and (d) Subordinated Debt.

Permitted Investments—investments and advances existing on the Closing Date that are disclosed on Schedule 5.10(a).

Permitted Liens—(a) Liens securing taxes, assessments or governmental charges or levies or the claims or demands of materialmen, mechanics, carriers, warehousemen, and other like persons not yet due; (b) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, social security and other like laws; and (c) Liens existing on the Closing Date and shown on Schedule 1.1(b) attached hereto and made part hereof.

Person—An individual, partnership, corporation, trust, limited liability company, limited liability partnership, unincorporated association or organization, joint venture or any other entity.

Property—Any interest of Borrower in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

Regulation D—Regulation D of the Board of Governors of the Federal Reserve System comprising Part 204 of Title 12, Code of Federal Regulations, as amended, and any successor thereto.

Subordinated Debt—Indebtedness of Borrower subject to payment terms and subordination provisions (including payment and enforcement standstills) acceptable to Lender in its sole discretion, as evidenced by the prior written consent and/or execution of an acceptable Subordination Agreement by Lender.

Subordination Agreement—Any Subordination Agreement executed by any subordinated creditor of Borrower with respect to the Subordinated Debt owing to such subordinated creditor from Borrower, in form and substance satisfactory to Lender, which shall be executed by each such subordinated creditor prior to or concurrently with the incurrence by Borrower of such Subordinated Debt.

Subsidiary—With respect to any Person at any time, (i) any corporation more than fifty percent (50%) of whose voting stock is legally and beneficially owned by such Person or owned by a corporation more than fifty percent (50%) of whose voting stock is legally and beneficially owned by such Person; (ii) any trust of which a majority of the beneficial interest is at such time owned directly or indirectly, beneficially or of record, by such Person or one or more Subsidiaries of such Person; and (iii) any partnership, joint venture, limited liability company or other entity of which ownership interests either having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions for such entity or having direct control over the operations and/or management of such entity are at such time owned directly or indirectly, beneficially or of record, by, or which is otherwise controlled directly, indirectly or through one or more intermediaries by, such Person or one or more Subsidiaries of such Person.

Other Capitalized Terms—Any other capitalized terms used without further definition herein shall have the respective meaning set forth in the UCC.

1.2. Accounting Principles: Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, this shall be done in accordance with GAAP, consistently applied, to the extent applicable, except as otherwise expressly provided in this Agreement.

1.3. Construction: No doctrine of construction of ambiguities in agreements or instruments against the interests of the party controlling the drafting shall apply to any Loan Documents.

SECTION II. THE LOAN

2.1. Loan—Description:

a. Subject to the terms and conditions of this Agreement, Lender hereby establishes for the benefit of Borrower a credit facility (collectively, the “Loan”) which shall include cash Advances extended by Lender to or for the benefit of Borrower from time to time hereunder. The aggregate principal amount of unpaid cash Advances shall not at any time exceed the Maximum Loan Amount. Subject to such limitation, the outstanding balance of Advances under the Loan may be increased by future Advances which may be made by Lender, to or for the benefit of Borrower, and, subject to the provisions of Section 8 below, shall be due and payable on the Loan Maturity Date. If the aggregate principal amount of unpaid cash Advances at any time exceeds the Maximum Loan Amount (such excess referred to as “Overadvance”), Borrower, upon notice of such Overadvance from Lender to Borrower, shall repay the Overadvance in full within three (3) Business Days.

b. At Closing, Borrower shall execute and deliver a promissory note to Lender for the Maximum Loan Amount (as it may hereafter from time to time be amended, modified, restated or replaced, “Note”). The Note shall evidence Borrower’s unconditional obligation to repay Lender for all Advances made under the Loan, with interest as herein provided. Each Advance under the Loan shall be deemed evidenced by the Note, which is deemed incorporated herein by reference and made part hereof. The Note shall be in form and substance satisfactory to Lender.

c. The term of the Loan shall expire on the Loan Maturity Date. On such date, unless having been sooner accelerated by Lender pursuant to the terms hereof, all sums owing under the Loan shall be due and payable in full, and as of and after such date Borrower shall not request and Lender shall not make any further Advances under the Loan.

2.2. Advances and Payments:

a. Except to the extent otherwise set forth in this Agreement, all payments of principal and of interest on the Loan and all Expenses, fees, indemnification obligations and all other charges and any other Obligations of Borrower, shall be made to Lender at its office at 4505 Falls of the Neuse Road, Raleigh, North Carolina 27609, or such other payment address as Lender may from time to time direct. Any payments received prior to 2:00 p.m. Eastern time on any Business Day shall be deemed received on such Business Day. Any payments (including any payment in full of the Obligations), received after 2:00 p.m. Eastern time on any Business Day shall be deemed received on the immediately following Business Day.

b. All cash Advances under the Loan must be requested by 11:00 A.M., Eastern time, two Business Days prior to the date such cash Advance is to be made. All requests for an Advance are to be in writing pursuant to a written request executed by an Authorized Officer in the form of Exhibit “B” (“Advance Request”) attached hereto and made part hereof. Such request may be sent by facsimile transmission provided that Lender shall have the right to require that receipt of such request not be effective unless confirmed via telephone with Lender.

c. Upon receiving a request for an Advance in accordance with subparagraph (b) above, and subject to the conditions set forth in this Agreement, Lender shall make the requested Advance available to Borrower by wire transfer as soon as is reasonably practicable thereafter on the day the requested Advance is to be made.

2.3. Interest: The unpaid principal balance of cash Advances under the Loan shall bear interest, subject to the terms hereof, at the per annum rate equal to five percent (5%) per annum. Interest shall be payable on the Loan Maturity Date.

2.4. Additional Interest Provisions:

a. Interest on the Loan shall be calculated on the basis of a year of three hundred sixty (360) days but charged for the actual number of days elapsed.

b. After the occurrence and during the continuance of an Event of Default hereunder, the per annum effective rate of interest on all outstanding principal under the Loan, shall be increased by two hundred (200) basis points. All such increases may be applied retroactively to the date of the occurrence of the Event of Default. Borrower agrees that the default rate payable to Lender is a reasonable estimate of Lender’s damages and is not a penalty.

c. Borrower shall not request and Lender shall not make, any Loan while an Event of Default exists.

d. All contractual rates of interest chargeable on outstanding principal under the Loan shall continue to accrue and be paid even after an Event of Default, maturity, acceleration, judgment, bankruptcy, insolvency proceedings of any kind or the happening of any event or occurrence similar or dissimilar.

e. In no contingency or event whatsoever shall the aggregate of all amounts deemed interest hereunder and charged or collected pursuant to the terms of this Agreement exceed the highest rate permissible under any law which a court of competent jurisdiction shall, in a final determination, deem applicable hereto. In the event that such court determines Lender has charged or received interest hereunder in excess of the highest applicable rate, Lender shall apply, in its sole discretion, and set off such excess interest received by Lender against other Obligations due or to become due and such rate shall automatically be reduced to the maximum rate permitted by such law.

2.5. Prepayments: Borrower may prepay the Loan without premium or penalty in whole or in part at any time or from time to time. Any partial payment shall first be applied to accrued and unpaid interest on the Loan being prepaid and then to the principal balance of the Loan.

2.6. Use of Proceeds: The extensions of credit under and proceeds of the Loan shall be used for professional and other fees and expenses and other transaction costs incurred by Borrower in connection with the negotiation, documentation, execution and consummation of the transactions contemplated in the Merger Agreement, and the Advance Request shall state the specific uses for such Advance.

2.7 Forgiveness: The Loan and any accrued and unpaid interest thereon shall be forgiven and Borrower shall be released from all Obligations hereunder in the following events:

a. The consummation of the transactions contemplated in the Merger Agreement;

b. A Terminating DARA Breach (as such term is defined in the Merger Agreement) shall occur giving rise to a right of Borrower to terminate the Merger Agreement and Borrower so terminates the Merger Agreement.

c. The Merger Agreement is terminated pursuant to Sections 9.1(g) or 9.1(m); or

d. The Merger Agreement is terminated by Lender by reason of the occurrence of any event or circumstances arising directly out of any fact that has been expressly disclosed in Borrower’s disclosure schedule delivered to Lender pursuant to the Merger Agreement.

SECTION III. COLLATERAL

3.1. Collateral: As security for the payment of the Obligations, and satisfaction by Borrower of all covenants and undertakings contained in this Agreement and the other Loan Documents:

a. Personal Property: Borrower hereby assigns and grants to Lender, a continuing Lien on and security interest in, upon and to all assets of Borrower and all subsidiaries of Borrower, including but not limited to the following Property, all whether now owned or hereafter acquired, created or arising and wherever located:

i. Accounts—All Accounts;

ii. Chattel Paper—All Chattel Paper;

iii. Documents—All Documents;

iv. Instruments—All Instruments;

v. Inventory—All Inventory;

vi. General Intangibles—All General Intangibles;

vii. Equipment—All Equipment,

viii. Fixtures—All Fixtures;

ix. Deposit Accounts—All Deposit Accounts;

x. Goods—All Goods;

xi. Letter of Credit Rights—All Letter of Credit Rights;

xii. Supporting Obligations—All Supporting Obligations;

xiii. Investment Property—All Investment Property;

xiv. Commercial Tort Claims—All Commercial Tort Claims identified and described on Schedule 5.7 (as amended or supplemented from time to time);

xv. Property in Lender’s Possession—All Property of Borrower, now or hereafter in Lender’s possession; and

xvi. Proceeds—The Proceeds (including, without limitation, insurance proceeds), whether cash or non-cash, of all of the foregoing property described in clauses (i) through (viii).

3.2. Lien Documents: At Closing and thereafter as Lender reasonably deems necessary, Borrower shall execute and/or deliver to Lender, or have executed and delivered (all in form and substance reasonably satisfactory to Lender and its counsel):

a. Financing statements pursuant to the UCC, which Lender may file in the jurisdiction where Borrower is organized and in any other jurisdiction that Lender deems appropriate; and

b. Any other agreements, documents, instruments and writings, including, without limitation, intellectual property security agreements, required by Lender to evidence, perfect or protect the Liens and security interests in the Collateral or as Lender may reasonably request from time to time.

3.3. Other Actions:

a. In addition to the foregoing, Borrower shall do anything further that may be reasonably required by Lender to secure Lender and effectuate the intentions and objects of this Agreement, including, without limitation, the execution and delivery of security agreements, contracts and any other documents required hereunder. At Lender’s reasonable request, Borrower shall also immediately deliver (with execution by Borrower of all necessary documents or forms to reflect, implement or enforce the Liens described herein), or cause to be delivered to Lender all items for which Lender must receive possession to obtain a perfected security interest, including without limitation, all Deposit Accounts and all notes, stock powers, letters of credit, certificates and documents of title, Chattel Paper, Warehouse Receipts, Instruments, and any other similar instruments constituting Collateral.

b. Lender is hereby authorized to file financing statements and amendments to financing statements without Borrower’s signature, in accordance with the UCC. Borrower hereby authorizes Lender to file all such financing statements and amendments to financing statements describing the Collateral in any filing office as Lender, in its sole discretion may determine, including financing statements listing “All Assets” in the collateral description therein. Borrower agrees to comply with the requests of Lender in order for Lender to have and maintain a valid and perfected security interest in the Collateral.

3.4. Searches, Certificates:

a. Lender may, as Lender reasonably determines from time to time, at Lender’s expense, obtain the following searches (the results of which are to be consistent with the warranties made by Borrower in this Agreement):

i. UCC searches with the Secretary of State and local filing office of each state where Borrower is organized, maintains its executive office, a place of business, or assets; and

ii. Judgment, state and federal tax lien and corporate tax lien searches, in all applicable filing offices of each state searched under subparagraph (i) above.

3.5. Filing Security Agreement: A carbon, photographic or other reproduction or other copy of this Agreement or of a financing statement is sufficient as and may be filed in lieu of a financing statement.

3.6. Power of Attorney: Each of the officers of Lender is hereby irrevocably made, constituted and appointed the true and lawful attorney for Borrower (without requiring any of them to act as such) with full power of substitution to do the following: (a) during the continuance of an Event of Default, endorse the name of Borrower upon any and all checks, drafts, money orders and other instruments for the payment of monies that are payable to Borrower and constitute collections on Borrower’s Accounts or proceeds of other Collateral; (b) execute and/or file in the name of Borrower any financing statements, schedules, assignments, instruments, documents and statements that Borrower is obligated to give Lender hereunder or is necessary to perfect (or continue or evidence the perfection of such security interest or Lien) Lender’s security interest or Lien in the Collateral; and (c) during the continuance of an Event of Default, do such other and further acts and deeds in the name of Borrower that Lender may reasonably deem necessary or desirable to enforce any Account or other Collateral.

SECTION IV. CLOSING AND CONDITIONS PRECEDENT TO ADVANCES

Closing under this Agreement is subject to the following conditions precedent (all instruments, documents and agreements to be in form and substance reasonably satisfactory to Lender and Lender’s counsel):

4.1. Resolutions, Opinions, and Other Documents: Borrower shall have delivered, or caused to be delivered to Lender the following:

a. this Agreement, the Note and each of the other Loan Documents, all properly executed;

b. each of the other documents to be executed and/or delivered by Borrower or any other Person pursuant to this Agreement;

c. certified copies of (a) (i) resolutions of Borrower authorizing the execution, delivery and performance of this Agreement, the Note to be issued hereunder and each of the other Loan Documents required to be delivered by any Section hereof and (ii) Borrower’s certificate of incorporation and bylaws;

d. an incumbency certificate for Borrower identifying all Authorized Officers, with specimen signatures;

e. good standing certificates concerning Borrower from the state of Delaware and each other state in which Borrower conducts business; and

f. such other documents reasonably required by Lender.

4.2. Absence of Certain Events: At the Closing Date, no Default or Event of Default hereunder shall have occurred and be continuing.

4.3. Warranties and Representations at Closing: The warranties and representations contained in Section 5 as well as any other Section of this Agreement shall be true and correct in all material respects on the Closing Date with the same effect as though made on and as of that date.

4.4. Compliance with this Agreement: Borrower shall have performed and complied in all material respects with all agreements, covenants and conditions contained herein including, without limitation, the provisions of Sections 6 and 7 hereof, which are required to be performed or complied with by Borrower before or at the Closing Date.

4.5. Closing: Subject to the conditions of this Section, the Note shall be entered into on such date (the “Closing Date”) and at such time as may be mutually agreeable to the parties (“Closing”) at the offices of Wyrick Robbins Yates & Ponton LLP, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina.

4.6. Waiver of Rights: By completing the Closing hereunder, or by making Advances hereunder, Lender does not thereby waive a breach of any warranty or representation made by Borrower hereunder or under any agreement, document, or instrument delivered to Lender or otherwise referred to herein, and any claims and rights of Lender resulting from any breach or misrepresentation by Borrower are specifically reserved by Lender.

4.7. Conditions for Future Advances: The making of Advances under the Loan in any form following the Closing Date is subject to the following conditions precedent (all instruments, documents and agreements to be in form and substance reasonably satisfactory to Lender and its counsel) following the Closing Date:

a. This Agreement and each of the other Loan Documents shall be effective;

b. No Material Adverse Effect shall have occurred and be continuing immediately prior to, or would exist immediately after, the making of the Advance;

c. The Merger Agreement has not been terminated;

d. No Event of Default then exists or would exist immediately after giving effect to the making of the Advance;

e. Each Advance is within and complies with the terms and conditions of this Agreement including, without limitation, the notice provisions contained in Section 2.2 hereof; and

f. Each representation and warranty made by Borrower set forth in Section 5 (other than Section 5.5) and/or in any other Loan Document in effect at such time (as amended or modified from time to time) is then true and correct in all material respects as if made on and as of such date except to the extent such representations and warranties are made only as of a specific earlier date.

SECTION V. REPRESENTATIONS AND WARRANTIES

To induce Lender to complete the Closing and make the initial Advances under the Loan and additional Advances under the Loan to Borrower, Borrower warrants and represents to Lender that except as disclosed in the Merger Agreement or the Disclosure Schedules thereto:

5.1. Validity:

a. The making and performance of this Agreement and the other Loan Documents will not violate any law, government rule or regulation, court or administrative order or other such order, or the charter or bylaw provisions of Borrower, or of Borrower’s operating agreement or partnership agreement, as applicable, or breach or result in a default (immediately or with the passage of time) under any contract, agreement or instrument to which Borrower is a party, or by which Borrower is bound. Borrower is not in violation of any term of any agreement or instrument to which it is a party or by which it may be bound which violation has or could reasonably be expected to have a Material Adverse Effect, or of its charter or bylaw provisions, or of Borrower’s operating agreement or partnership agreement, as applicable.

b. Borrower has all requisite power and authority to enter into and perform this Agreement and to incur the obligations herein provided for, and has taken all proper and necessary action to authorize the execution, delivery and performance of this Agreement, and the other Loan Documents as applicable.

c. This Agreement, the Note to be issued hereunder, and all of the other Loan Documents, when delivered, will be valid and binding upon Borrower, and enforceable in accordance with their respective terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

5.2. Places of Business: The only places of business of Borrower, and the places where Borrower keeps and intends to keep its Property, are at the addresses existing as of the date hereof shown on Schedule 5.2 attached hereto and made part hereof and any new business locations established after the Closing Date of which Borrower has given notice to Lender in accordance with Section 6.13.

5.3. Government Regulations: The use of the proceeds of and Borrower’s issuance of the Note will not directly or indirectly violate or result in a violation of Section 7 of the Securities Exchange Act of 1934, as amended, or any regulations issued pursuant thereto, including, without limitation, Regulations U, T and X of the Board of Governors of the Federal Reserve System, 12 C.F.R., Chapter II. Borrower does not own or intend to carry or purchase any “margin stock” within the meaning of said Regulation U.

5.4. Names: Within five (5) years prior to the Closing Date, Borrower has not conducted business under or used any other name (whether corporate or assumed) except for the names shown on Schedule 5.4 attached hereto and made part hereof. Borrower is the sole owner of all names listed on such Schedule 5.4 and any and all business done and all invoices issued in such trade names are Borrower’s sales, business and invoices. Each trade name of Borrower represents a division or trading style of Borrower and not a separate Subsidiary or Affiliate or independent entity.

5.5. Solvency: As of the date of this Agreement, after giving effect to the transactions contemplated under this Agreement, Borrower is solvent, is able to pay its debts as they become due, and has capital sufficient to carry on its business as currently conducted. Borrower will not be rendered insolvent by the execution and delivery of this Agreement or any of the other Loan Documents executed in connection with this Agreement.

5.6 Perfection and Priority: This Agreement and the other Loan Documents are effective to create in favor of Lender legal, valid and enforceable Liens in all right, title and interest of Borrower in the Collateral, and when (i) financing statements have been filed in the offices of the jurisdictions shown on Schedule 5.6, attached hereto and made part hereof under Borrower’s name, (ii) a control agreement has been executed among Borrower, Lender and any financial institution in which a Deposit Account of Borrower is held, and (iii) Borrower has delivered to Lender any certificates representing its ownership rights in Borrower’s subsidiaries, Borrower will have granted to Lender, and Lender will have perfected Liens in the Collateral, superior in right to any and all other Liens (other than Permitted Liens), existing or future.

5.7. Commercial Tort Claims: As of the Closing Date, Borrower is not, to the knowledge of Borrower, a party to any Commercial Tort Claims, except as shown on Schedule 5.7 attached hereto and made part hereof.

5.8. Deposit Accounts: All Deposit Accounts of Borrower are shown on Schedule 5.8, attached hereto and made part hereof.

5.9. Anti-Terrorism Laws:

a. General. Neither Borrower nor any Affiliate of Borrower is in violation of any Anti-Terrorism Law or engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

b. Executive Order No. 13224. Neither Borrower nor any Affiliate of Borrower, or to Borrower’s knowledge, any of its respective agents acting or benefiting in any capacity in connection with the Loan, Letters of Credit or other transactions hereunder, is any of the following (each a “Blocked Person”):

i. a Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order No. 13224;

ii. a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order No. 13224;

iii. a Person with which Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;

iv. a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order No. 13224;

v. a Person that is named as a “specially designated national” on the most current list published by the U.S. Treasury Department Office of Foreign Asset Control at its official website or any replacement website or other replacement official publication of such list; or

vi. a Person who is affiliated with a Person listed above.

5.10. Letter of Credit Rights: As of the Closing Date, Borrower has no Letter of Credit Rights, except as shown on Schedule 5.10, attached hereto and made part hereof.

SECTION VI. BORROWER’S AFFIRMATIVE COVENANTS

Borrower covenants that until all of the Obligations are paid and satisfied in full and the Loan has been terminated, that:

6.1 Payment of Taxes and Claims: Borrower shall pay, before they become delinquent, all taxes, assessments and governmental charges, or levies imposed upon it, or upon Borrower’s Property, and all claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other Persons, entitled to the benefit of statutory or common law Liens which, in any case, if unpaid, would result in the imposition of a Lien upon its Property; provided however, that Borrower shall not be required to pay any such tax, assessment, charge, levy, claim or demand if the amount, applicability or validity thereof, shall at the time, be contested in good faith and by appropriate proceedings by Borrower, and if Borrower shall have set aside on its books adequate reserves in respect thereof, if so required in accordance with GAAP; which deferment of payment is permissible so long as no Lien other than a Permitted Lien has been entered and Borrower’s title to, and its right to use, its Property are not materially adversely affected thereby.

6.2 Maintenance of Properties and Corporate Existence:

a. Property—Borrower shall pay all rentals when due for all real estate leased by Borrower.

b. Financial Records—Borrower shall keep current and accurate books of records and accounts in which full and correct entries will be made of all of its business transactions, and will reflect in its financial statements adequate accruals and appropriations to reserves, all in accordance with GAAP (provided that all such financial statements may, prior to the end of each fiscal year of Borrower, be subject to normal year end adjustments and may omit footnotes). Borrower shall not change its fiscal year end date without the prior written consent of Lender.

c. Existence and Rights—Borrower shall do (or cause to be done) all things necessary to preserve and keep in full force and effect its existence, good standing, rights and franchises.

d. Compliance with Laws—Borrower (x) shall be in compliance with any and all laws, ordinances, governmental rules and regulations, and court or administrative orders or decrees to which it is subject, whether federal, state or local, (including, without limitation, Environmental Laws and government procurement regulations) and (y) shall obtain any and all licenses, permits, franchises or other governmental authorizations necessary to the ownership of its Property or to the conduct of its businesses, in either case (x) or (y) except to the extent that any such noncompliance, violation or failure to obtain would not cause or could not reasonably be expected to cause a Material Adverse Effect. Borrower shall timely satisfy all assessments, fines, costs and penalties imposed (after exhaustion of all appeals, provided a stay has been put in effect during such appeal) by any Governmental Authority against Borrower or any Property of Borrower.

e. Property Insurance, Public and Products Liability Insurance—Borrower shall maintain hazard, workmen’s compensation, public liability and product liability insurance, in each case in such amounts, with such deductibles and with such insurers as are customarily used by companies operating in the same industry as Borrower. In the event Borrower fails to procure or cause to be procured any such insurance or to timely pay or cause to be paid the premium(s) on any such insurance, Lender may do so for Borrower, but Borrower shall continue to be liable for the same. The policies of all such casualty insurance shall contain standard lender loss payable clause (and, with respect to liability and interruption insurance, additional insured clauses) issued in favor of Lender under which all losses thereunder shall be paid to Lender as Lender’s interest may appear. Such policies shall expressly provide that the requisite insurance cannot be altered or canceled without thirty (30) days prior written notice to Lender and shall insure Lender notwithstanding the act or neglect of Borrower. Borrower hereby appoints Lender as Borrower’s attorney-in-fact, exercisable at Lender’s option after and during the continuance of an Event of Default, to endorse any check which may be payable to Borrower in order to collect the proceeds of such insurance after and during the continuance of an Event of Default and any amount or amounts collected by Lender pursuant to the provisions of this Section may be applied by Lender, in its sole discretion, to any Obligations or to repair, reconstruct or replace the loss of or damage to Collateral as Lender in its discretion may from time to time determine. Borrower further covenants that all insurance premiums owing under its current policies have been paid. Borrower shall notify Lender, immediately, upon Borrower’s receipt of a notice of termination, cancellation, or non-renewal from its insurance company of any such policy.

6.3 Business Conducted: Borrower shall not engage, directly or indirectly, in any material respect in any line of business substantially different from the business conducted by Borrower immediately prior to the Closing Date.

6.4 Litigation: Borrower shall give prompt notice to Lender of any litigation claiming in excess of Ten Thousand Dollars ($10,000) from Borrower.

6.5 Issue Taxes: Borrower shall pay all taxes (other than taxes based upon or measured by any Lender’s income or revenues or any personal property tax), if any, in connection with the issuance of the Note. The obligations of Borrower hereunder shall survive the payment of Borrower’s Obligations hereunder and the termination of this Agreement.

6.6 Financial and Business Information: Borrower shall deliver or cause to be delivered to Lender the following:

a. Financial Statements and Collateral Reports: such data, reports, statements and information, financial or otherwise, as Lender may reasonably request.

b. Notice of Event of Default—promptly upon becoming aware of the existence of any condition or event which constitutes a Default or an Event of Default under this Agreement, a written notice specifying the nature and period of existence thereof and what action Borrower is taking (and proposes to take) with respect thereto; and

c. Notice of Claimed Default—promptly upon receipt by Borrower, notice of default, oral or written, given to Borrower by any creditor for Indebtedness for borrowed money.

6.7 Audits and Inspection: Borrower shall permit any of Lender’s officers or other representatives to visit and inspect upon reasonable notice during business hours any of the locations of Borrower, to examine all of Borrower’s books of account, records, reports and other papers, to make copies and extracts therefrom and to discuss its affairs, finances and accounts with its officers, employees and independent certified public accountants all at Lender’s expense.

6.8 Information to Participant: Subject to Section 9.22 hereof, Lender may divulge to any director, officer or advisor of Lender, all information contained in, and furnish to such Person copies, of any reports, financial statements, certificates, and documents obtained under any provision of this Agreement, or related agreements and documents, provided, however, that any such director, officer or advisor of Lender agrees to keep all non-public information obtained under any provision of this Agreement confidential.

6.9 Material Adverse Developments: Borrower agrees that promptly upon becoming aware of any development or other information outside the ordinary course of business which would reasonably be expected to have a Material Adverse Effect (including, without limitation, the institution or threatening of any litigation against Borrower or any investigations (civil or criminal) or Federal or state regulatory agency proceedings against Borrower, which in any such case, would reasonably be expected to have such a Material Adverse Effect), but excluding matters of a general economic, financial or political nature, it shall give to Lender prompt notice specifying the nature of such development or information and such anticipated effect. In addition, any verbal communication shall be confirmed by written notice thereof to Lender on the same day such verbal communication is made or the next Business Day thereafter.

6.10 Places of Business: Borrower shall give thirty (30) days’ prior written notice to Lender of (x) any changes in the location of any of its respective places of business, or the establishment of any new, or the discontinuance of any existing place of business and (y) the entry by Borrower into any new leases for real or personal Property and such written notice shall include an updated version of Schedule 5.2, as applicable; provided that Borrower may not establish any place of business outside of the United States.

6.11 Commercial Tort Claims: Borrower will promptly notify Lender in writing in the event that Borrower becomes a party to or obtains any rights with respect to any Commercial Tort Claim. Such notification shall include information sufficient to describe such Commercial Tort Claim, including, but not limited to, the parties to the claim, the court in which the claim was commenced, the docket number assigned to such claim, if any, and a detailed explanation of the events that gave rise to the claim. Borrower shall execute and deliver to Lender all documents and/or agreements reasonably necessary to grant Lender a security interest in such Commercial Tort Claim to secure the Obligations. Borrower authorizes Lender to file (without Borrower’s signature) initial financing statements or amendments, as Lender deems necessary to perfect its security interest in the Commercial Tort Claim.

6.12 Letter of Credit Rights: Borrower shall provide Lender with written notice of any letters of credit for which Borrower is the beneficiary. Borrower shall execute and deliver (or cause to be executed or delivered) to Lender, all documents and agreements as Lender may require in order to obtain and perfect its security interest in such Letter of Credit Rights.

SECTION VII. BORROWER’S NEGATIVE COVENANTS:

Borrower covenants that, except as contemplated in the Merger Agreement, until all of the Obligations are paid and satisfied in full and the Loan has been terminated, that:

7.1. Merger, Consolidation, Dissolution or Liquidation:

a. Borrower shall not engage in any Asset Sale other than equipment that is replaced by other equipment of comparable or superior quality and value within ninety (90) days of such Asset Sale.

b. Except for the Merger, Borrower shall not merge or consolidate with any other Person or engage in a division, conversion, dissolution or liquidation.

7.2. Acquisitions: Borrower shall not acquire all or a material portion of the Capital Stock or assets of any Person in any transaction or in any series of related transactions or enter into any sale and leaseback transaction without Lender’s prior written consent, which will not be unreasonably withheld.

7.3. Liens and Encumbrances: Borrower shall not: (i) execute a negative pledge agreement with any Person covering any of its Property, or (ii) cause or permit, or agree or consent to cause or permit in the future (upon the happening of a contingency or otherwise), its Property, whether now owned or hereafter acquired, to be subject to a Lien or be subject to any claim, except for Permitted Liens.

7.4. Transactions With Affiliates or Subsidiaries: Except as set forth on Schedule 7.4(a) hereto and made a part hereof, Borrower shall not enter into any transaction with any Subsidiary or other Affiliate, including, without limitation, the purchase, sale, or exchange of Property, or the loaning or giving of funds to any Affiliate or any Subsidiary unless: (i) such Subsidiary or Affiliate is engaged in a business substantially related to the business conducted by Borrower, is a Borrower hereunder and the transaction is in the ordinary course of and pursuant to the reasonable requirements of Borrower’s business and upon terms substantially the same and no less favorable to Borrower as it would obtain in a comparable arm’s length transaction with any Person not an Affiliate or a Subsidiary, and so long as such transaction is not prohibited hereunder; or (ii) such transaction is intended for incidental administrative purposes.

7.5. Guarantees: Excepting the endorsement in the ordinary course of business of negotiable instruments for deposit or collection, Borrower shall not become or be liable, directly or indirectly, primary or secondary, matured or contingent, in any manner, whether as guarantor, surety, accommodation maker, or otherwise, for the existing or future Indebtedness of any kind of any Person.

7.6. Distributions, Bonuses and Other Indebtedness: Borrower shall not: (a) upon the occurrence and continuation of an Event of Default beyond any applicable grace or cure period, declare or pay or make any forms of Distribution to holders of Borrower’s Capital Stock; (b) declare or pay any bonus compensation to its officers if an Event of Default exists or would result from the payment thereof; (c) hereafter incur or become liable for any Indebtedness other than Permitted Indebtedness; (d) make any prepayments on any existing or future Indebtedness (other than the Obligations); or (e) make any payments on any Subordinated Debt that may from time to time exist in violation of the subordination provisions thereof and/or the Subordination Agreement relating thereto.

7.7. Loans and Investments: Borrower shall not make or have outstanding loans, advances, extensions of credit or capital contributions to, or investments in, any Person other than Permitted Investments.

7.8. Use of Lenders’ Name: Borrower shall not use Lender’s name in connection with any of its business operations. Nothing herein contained is intended to permit or authorize Borrower to make any contract on behalf of Lender.

7.9. Miscellaneous Covenants:

a. Borrower shall not become or be a party to any contract or agreement which at the time of becoming a party to such contract or agreement materially impairs Borrower’s ability to perform under this Agreement, or under any other material instrument, agreement or document to which Borrower is a party or by which it is or may be bound.

b. Borrower shall not carry or purchase any “margin stock” within the meaning of Regulations U, T or X of the Board of Governors of the Federal Reserve System, 12 C.F.R., Chapter II.

7.10. Jurisdiction of Organization: If a Registered Organization (as defined in Article 9 of the Uniform Commercial Code), Borrower shall not change its jurisdiction of organization, without giving thirty (30) days prior written notice to Lender.

7.11. Management Fees: Without Lender’s prior written consent, make any payment of any management fee or other payment under any management agreement other than pursuant to and in compliance with outstanding consulting agreements with certain of Borrower’s former senior management team.

SECTION VIII. DEFAULT

8.1. Events of Default: Each of the following events shall constitute an event of default (“Event of Default”):

a. Payments—if Borrower fails to make any payment of principal or interest under the Obligations within five (5) Business Days after the date such payment is due and payable; or

b. Particular Covenant Defaults—if Borrower fails to perform, comply with or observe any covenant or undertaking contained in this Agreement and (other than with respect to the covenants contained in Section 7, for which no cure period shall exist), such failure continues for thirty (30) days after the occurrence thereof; or

c. Financial Information—if any statement, report, financial statement, or certificate made or delivered by any of Borrower or any of its directors, officers, employees or agents, to Lender is not true and correct, in all material respects, when made; or

d. Warranties or Representations—if any warranty, representation or other statement by or on behalf of Borrower contained in or pursuant to this Agreement, the other Loan Documents or in any document, agreement or instrument furnished in compliance with, relating to, or in reference to this Agreement, is false, erroneous, or misleading in any material respect when made; or

e. Assignment for Benefit of Creditors, etc.—if Borrower makes or proposes in writing, an assignment for the benefit of creditors generally, offers a composition or extension to creditors, or makes or sends notice of an intended bulk sale of any business or assets now or hereafter owned or conducted by Borrower; or

f. Bankruptcy, Dissolution, etc.—the commencement of any action for the dissolution or liquidation of Borrower, or the commencement of any proceeding to avoid any transaction entered into by Borrower, or the commencement of any case or proceeding for reorganization or liquidation of Borrower’s debts under the Bankruptcy Code of the United States (11 U.S.C. § 100 et seq.) or any other state or federal law, now or hereafter enacted for the relief of debtors, whether instituted by or against Borrower; provided however, that Borrower shall have sixty (60) days to obtain the dismissal or discharge of involuntary proceedings filed against it under the Bankruptcy Code of the United States or any other action or proceeding described in this paragraph, it being understood that during such sixty (60) day period, Lender shall not be obligated to make Advances hereunder and Lender may seek adequate protection in any bankruptcy proceeding; or

g. Receiver—upon the appointment of a receiver, liquidator, custodian, trustee or similar official or fiduciary for Borrower or for Borrower’s Property; or

h. Execution Process, etc.—the issuance of any execution or distraint process against any Property of Borrower; or

i. Pension Benefits, etc.—if Borrower fails to comply with ERISA so that proceedings are commenced to appoint a trustee under ERISA to administer Borrower’s Pension Plans or the PBGC institutes proceedings to appoint a trustee to administer such plan(s), or a Lien is entered to secure any deficiency or claim or a “reportable event” as defined under ERISA occurs; or

j. Other Loan Documents—if any other Person (other than Lender) party to a Loan Document breaches or violates any term, provision or condition of such Loan Document; or

k. Uninsured Loss—if there shall occur any uninsured damage to or loss, theft, or destruction in excess of Ten Thousand Dollars ($10,000) in the aggregate with respect to any portion of any property of borrower; or

l. Judgments—if any final judgment for the payment of money in excess of Ten Thousand Dollars ($10,000) in the aggregate (i) which is not fully and unconditionally covered by insurance subject to customary deductibles or (ii) for which Borrower has not established a cash or cash equivalent reserve in the full amount of such judgment, shall be rendered by a court of record against Borrower and such judgment shall continue unsatisfied and in effect for a period of sixty (60) consecutive days and without being vacated, discharged, satisfied or bonded pending appeal; or

m. Agreements with Others—(i) if Borrower shall default beyond any grace period in the payment of principal or interest of any Indebtedness of Borrower in excess of Ten Thousand Dollars ($10,000) in the aggregate; or (ii) if Borrower otherwise defaults under the terms of any such Indebtedness if the effect of such default is to enable the holder of such Indebtedness to accelerate the payment of Borrower’s obligations, which are the subject thereof, prior to the maturity date or prior to the regularly scheduled date of payment; or

n. Material Adverse Effect—if there is any event that constitutes a Material Adverse Effect.

8.2. Cure: Nothing contained in this Agreement or the Loan Documents shall be deemed to compel Lender to accept a cure of any Event of Default hereunder (provided, that the foregoing shall not be interpreted or construed in any way and/or under any circumstances to limit or contradict the express provisions hereof which provide for any cure period that must expire before any particular Event of Default shall occur).

8.3. Rights and Remedies on Default:

a. In addition to all other rights, options and remedies granted or available to Lender under this Agreement or the Loan Documents (each of which is also then exercisable by Lender), or otherwise available at law or in equity, upon or at any time after the occurrence and during the continuance of a Default or an Event of Default, Lender may, in its discretion, withhold or cease making Advances under the Loan.

b. In addition to all other rights, options and remedies granted or available to Lender under this Agreement or the Loan Documents (each of which is also then exercisable by Lender), or otherwise available at law or in equity, upon or at any time after the occurrence and during the continuance of an Event of Default Lender may, in its discretion, terminate the Loan and declare the Obligations immediately due and payable, all without demand, notice, presentment or protest or further action of any kind (it also being understood that the occurrence of any of the events or conditions set forth in Sections 8.1(e),(f) or (g) shall automatically cause an acceleration of the Obligations).

c. In addition to all other rights, options and remedies granted or available to Lender under this Agreement or the Loan Documents (each of which is also then exercisable by Lender), or otherwise available at law or in equity, upon or at any time after the acceleration of the Obligations following the occurrence of an Event of Default (other than the rights with respect to clause (i) below which Lender may exercise at any time after an Event of Default and regardless of whether there is an acceleration), Lender may, in its discretion, exercise all rights under any applicable law or in equity, and under all Loan Documents permitted to be exercised after the occurrence of an Event of Default, including the following rights and remedies (which list is given by way of example and is not intended to be an exhaustive list of all such rights and remedies):

1. The right to modify the terms and conditions upon which Lender may be willing to consider making Advances under the Loan or to take reserves against the Loan; or

2. The right to take possession of, send notices regarding and collect directly the Collateral, with or without judicial process (including without limitation the right to notify the United States postal authorities to redirect mail addressed to Borrower to an address designated by Lender); or

3. By its own means or with judicial assistance, enter Borrower’s premises and take possession of the Collateral, or render it unusable, or dispose of the Collateral on such premises in compliance with subsection (e) below, without any liability for rent, storage, utilities or other sums, and Borrower shall not resist or interfere with such action.

b. Borrower hereby agrees that a notice received by it at least ten (10) days before the time of any intended public sale or of the time after which any private sale or other disposition of the Collateral is to be made, shall be deemed to be reasonable notice of such sale or other disposition. If permitted by applicable law, any perishable inventory or Collateral which threatens to speedily decline in value or which is sold on a recognized market may be sold immediately by Lender without prior notice to Borrower. Borrower covenants and agrees not to interfere with or impose any obstacle to Lender’s exercise of its rights and remedies with respect to the Collateral, after the occurrence of an Event of Default hereunder. Lender shall have no obligation to clean up or prepare the Collateral for sale. If Lender sells any of the Collateral upon credit, Borrower will only be credited with payments actually made by the purchaser thereof, that are received by Lender. Lender may, in connection with any sale of the Collateral specifically disclaim any warranties of title or the like.

8.4. Nature of Remedies: All rights and remedies granted Lender hereunder and under the Loan Documents, or otherwise available at law or in equity, shall be deemed concurrent and cumulative, and not alternative remedies, and Lender may proceed with any number of remedies at the same time until all Obligations are satisfied in full. The exercise of any one right or remedy shall not be deemed a waiver or release of any other right or remedy, and Lender, upon or at any time after the occurrence of an Event of Default, may proceed against Borrower, at any time, under any agreement, with any available remedy and in any order.

SECTION XI. MISCELLANEOUS

9.1. Governing Law: THIS AGREEMENT, AND ALL RELATED AGREEMENTS AND DOCUMENTS, AND ALL MATTERS RELATED HERETO OR ARISING HEREUNDER (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE), SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF DELAWARE. THE PROVISIONS OF THIS AGREEMENT AND ALL OTHER AGREEMENTS AND DOCUMENTS REFERRED TO HEREIN ARE TO BE DEEMED SEVERABLE, AND THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION SHALL NOT AFFECT OR IMPAIR THE REMAINING PROVISIONS WHICH SHALL CONTINUE IN FULL FORCE AND EFFECT.

9.2. Integrated Agreement: The Note, the other Loan Documents, all related agreements, and this Agreement shall be construed as integrated and complementary of each other, and as augmenting and not restricting Lender’s rights and remedies. If, after applying the foregoing, an inconsistency still exists, the provisions of this Agreement shall constitute an amendment thereto and shall control.

9.3. Waiver: No omission or delay by Lender in exercising any right or power under this Agreement or any related agreements and documents will impair such right or power or be construed to be a waiver of any Default, or Event of Default or an acquiescence therein, and any single or partial exercise of any such right or power will not preclude other or further exercise thereof or the exercise of any other right, and as to Borrower no waiver will be valid unless in writing and signed by Lender and then only to the extent specified.

9.4. Indemnity:

a. In the event Borrower or Lender terminates the Merger Agreement such that the Loan is not forgiven pursuant to Section 2.7 hereof, Borrower releases and shall indemnify, defend and hold harmless Lender and its respective officers, employees and agents, of and from any claims, demands, liabilities, obligations, judgments, injuries, losses, damages and costs and expenses (including, without limitation, reasonable legal fees) resulting from any claim by any other creditor of Borrower against Lender arising out of any transaction whether hereunder or in any way related to the Loan Documents and all costs, expenses, fines, penalties or other damages resulting therefrom, unless resulting solely from acts or conduct of Lender constituting willful misconduct or gross negligence. Such indemnification shall not exceed the maximum amount of all Advances made under the Loan.
b. Promptly after receipt by an indemnified party under subsection (a) above of notice of the commencement of any action by a third party, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof. The omission so to notify the indemnifying party shall relieve the indemnifying party from any liability which it may have to any indemnified party under such subsection only if the indemnifying party is unable to defend such actions or is materially prejudiced as a result of such failure to so notify. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnified party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.

9.5. Time: Whenever Borrower shall be required to make any payment, or perform any act, on a day which is not a Business Day, such payment may be made, or such act may be performed, on the next succeeding Business Day. Time is of the essence in Borrower’s performance under all provisions of this Agreement and all related agreements and documents.

9.6. Expenses of Lender: Provided that the Loan has not been forgiven pursuant to Section 2.7 hereof, Borrower will pay upon demand of Lender all reasonable costs, fees and expenses of Lender in connection with (i) the enforcement of Lender’s rights hereunder, or the collection of any payments owing from, Borrower under this Agreement and/or the other Loan Documents or the protection, preservation or defense of the rights of Lender hereunder and under the other Loan Documents, and (ii) any refinancing or restructuring of the credit arrangements provided under this Agreement and other Loan Documents in the nature of a “work-out” or of any insolvency or bankruptcy proceedings, or otherwise (including the reasonable fees and disbursements of counsel for Lender) (collectively, the “Expenses”).

9.7. Brokerage: This transaction was brought about and entered into by Lender and Borrower acting as principals and without any brokers, agents or finders being the effective procuring cause hereof. Borrower represents that it has not committed Lender to the payment of any brokerage fee, commission or charge in connection with this transaction. If any such claim is made on Lender by any broker, finder or agent or other person, Borrower hereby indemnifies, defends and saves such party harmless against such claim and further will defend, with counsel satisfactory to Lender, any action or actions to recover on such claim, at Borrower’s own cost and expense, including such party’s reasonable counsel fees. Borrower further agrees that until any such claim or demand is adjudicated in such party’s favor, the amount demanded shall be deemed an Obligation of Borrower under this Agreement.

9.8. Notices:

a. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly delivered (i) four (4) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient at the following addresses (or at such other address for a party as shall be specified by like changes of address). A party electing to provide notice by electronic transmission as provided herein shall also provide mailed copies of any such notice.

(i)	If to DARA or Merger Sub:

DARA BioSciences, Inc.

4505 Falls of the Neuse Road

Raleigh, North Carolina 27609

Telecopier No.: (919) 861-0239

Attention: Richard A. Franco, Chief Executive Officer

With a copy (which shall not constitute notice) to:

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail

Suite 300

Raleigh, North Carolina 27607

Telecopier No.: (919) 781-4865

Attention: Donald R. Reynolds, Esq.

(ii)	If to Point:

Point Therapeutics, Inc.

70 Walnut Street

Wellesley Hills, Massachusetts 02481

Telecopier No.: (781) 239-8005

Attention: Secretary

With a copy (which shall not constitute notice) to:

Ropes & Gray

One International Place

Boston, Massachusetts 02110-2624

Telecopier No.: (617) 951-7050

Attention: Steven A. Wilcox, Esq.

b. Lender shall be fully entitled to rely upon any facsimile transmission or other writing purported to be sent by any Authorized Officer (whether requesting an Advance or otherwise) as being genuine and authorized.

9.9. Headings: The headings of any paragraph or Section of this Agreement are for convenience only and shall not be used to interpret any provision of this Agreement.

9.10. Survival: All warranties, representations, and covenants made by Borrower herein, or in any agreement referred to herein or on any certificate, document or other instrument delivered by it or on its behalf under this Agreement, shall be considered to have been relied upon by Lender, and shall survive the delivery to Lender of the Note, regardless of any investigation made by Lender or on its behalf. All statements in any such certificate or other instrument prepared and/or delivered for the benefit of Lender shall constitute warranties and representations by Borrower hereunder. Except as otherwise expressly provided herein, all covenants made by Borrower hereunder or under any other agreement or instrument shall be deemed continuing until all Obligations are satisfied in full. All indemnification obligations under this Agreement shall survive the termination of this Agreement and payment of the Obligations for a period of one (1) year.

9.11. Successors and Assigns: This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties. Borrower may not transfer, assign or delegate any of its duties or obligations hereunder. Borrower acknowledges and agrees that Lender may at any time, and from time to time, sell, transfer, or assign the Loan and Lender’s rights hereunder, to any one or more banks or financial institutions, subject (as to Lender’s rights under this clause (b)) to Borrower’s written consent, which consent shall not be unreasonably withheld; provided that, no consent under this clause (b) shall be required if an Event of Default exists at the time of such sale, transfer or assignment.

9.12. Duplicate Originals: Two or more duplicate originals of this Agreement may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument.

9.13. Modification: No modification hereof or any agreement referred to herein shall be binding or enforceable unless in writing and signed by Borrower and Lender.

9.14. Signatories: Each individual signatory hereto represents and warrants that he is duly authorized to execute this Agreement on behalf of his principal and that he executes the Agreement in such capacity and not as a party.

9.15. Third Parties: No rights are intended to be created hereunder, or under any related agreements or documents for the benefit of any third party donee, creditor or incidental beneficiary of Borrower. Nothing contained in this Agreement shall be construed as a delegation to Lender of Borrower’s duty of performance, including, without limitation, Borrower’s duties under any account or contract with any other Person.

9.16. Discharge of Taxes, Borrower’s Obligations, Etc.: Lender, in its sole discretion, shall have the right at any time, and from time to time, with at least ten (10) days prior notice to Borrower if Borrower fail to do so, to: (a) pay for the performance of any of Borrower’s obligations hereunder, and (b) discharge taxes or Liens (other than Permitted Liens), at any time levied or placed on Borrower’s Property in violation of this Agreement unless Borrower is in good faith with due diligence by appropriate proceedings contesting such taxes or Liens and maintaining proper reserves therefor in accordance with GAAP. Expenses and advances shall be added to the Loan, and bear interest at the rate applicable to the Loan, until reimbursed to Lender. Such payments and advances made by Lender shall not be construed as a waiver by Lender of a Default or Event of Default under this Agreement.

9.17. Withholding and Other Tax Liabilities: Lender shall have the right to refuse to make any Advances from time to time unless Borrower shall, at Lender’s request, have given to Lender evidence, reasonably satisfactory to Lender, that Borrower has properly deposited or paid, as required by law, all withholding taxes and all federal, state, city, county or other taxes due up to and including the date of the requested Advance. Copies of deposit slips showing payment shall constitute satisfactory evidence for such purpose. In the event that any Lien, assessment or tax liability against Borrower shall arise in favor of any taxing authority, whether or not notice thereof shall be filed or recorded as may be required by law, Lender shall have the right (but shall not be obligated, nor shall Lender hereby assume the duty) to pay any such Lien, assessment or tax liability by virtue of which such charge shall have arisen; provided, however, that Lender shall not pay any such tax, assessment or Lien if the amount, applicability or validity thereof is being contested in good faith and by appropriate proceedings by Borrower and proper reserves are maintained therefor in accordance with GAAP. In order to pay any such Lien, assessment or tax liability, Lender shall not be obliged to wait until such lien, assessment or tax liability is filed before taking such action as hereinabove set forth. Any sum or sums which Lender shall have paid for the discharge of any such Lien shall be added to the Loan and shall be paid by Borrower to Lender with interest thereon at the rate applicable to the Loan, upon demand, and Lender shall be subrogated to all rights of such taxing authority against Borrower.

9.18. Consent to Jurisdiction: Borrower and Lender each hereby irrevocably consent to the non-exclusive jurisdiction of the Courts of the State of Delaware or any Federal Court located in the State of Delaware in any and all actions and proceedings whether arising hereunder or under any other agreement or undertaking. Borrower waives any objection which Borrower may have based upon lack of personal jurisdiction, improper venue or forum non conveniens. Borrower irrevocably agrees to service of process by certified mail, return receipt requested to the address of the appropriate party set forth herein.

9.19. Additional Documentation: Borrower shall execute and/or re-execute, and cause any other Person party to any Loan Document, to execute and/or re-execute and to deliver to Lender or Lender’s counsel, as may be deemed reasonably appropriate, any document or instrument signed in connection with this Agreement which was incorrectly drafted and/or signed, as well as any document or instrument which should have been signed at or prior to the Closing, but which was not so signed and delivered. Borrower agrees to comply with any written request by Lender within ten (10) days after receipt by Borrower of such request.

9.20. Waiver of Jury Trial: BORROWER AND LENDER EACH HEREBY WAIVE ANY AND ALL RIGHTS IT MAY HAVE TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION, PROCEEDING OR COUNTERCLAIM ARISING WITH RESPECT TO RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO OR UNDER THE LOAN DOCUMENTS OR WITH RESPECT TO ANY CLAIMS ARISING OUT OF ANY DISCUSSIONS, NEGOTIATIONS OR COMMUNICATIONS INVOLVING OR RELATED TO ANY PROPOSED RENEWAL, EXTENSION, AMENDMENT, MODIFICATION, RESTRUCTURE, FORBEARANCE, WORKOUT, OR ENFORCEMENT OF THE TRANSACTIONS CONTEMPLATED BY THE LOAN DOCUMENTS.

9.21. Consequential Damages: Neither Lender nor agent or attorney of Lender, shall be liable for any consequential damages arising from any breach of contract, tort or other wrong relating to the establishment, administration or collection of the Obligations.

9.22. Confidentiality: Lender shall hold all non-public information obtained pursuant to the requirements of this Agreement which has been identified as confidential by Borrower in accordance with Lender’s customary procedures for handling confidential information of this nature and in accordance with its usual practices, it being understood and agreed by Borrower that in any event Lender may make disclosures (i) to Affiliates of Lender, provided such Affiliates agree to the confidentiality provisions of this Section 9.22, or disclosures reasonably required by any bona fide assignee, transferee or participant (or potential assignee, transferee or participant) in connection with the contemplated assignment or transfer by Lender of any participations herein, provided any such assignee, transferee or participant agrees to the confidentiality provisions of this Section 9.22, or (ii) disclosures required or requested by any governmental or regulatory agency or representative thereof or pursuant to legal process; provided that, unless specifically prohibited by applicable law or court order, Lender shall notify Borrower of any request by any governmental or regulatory agency or representative thereof (other than any such request in connection with any examination of the financial condition of Lender by such governmental or regulatory agency) for disclosure of any such non-public information prior to disclosure of such information.

[Remainder of Page Left Intentionally Blank]

WITNESS the due execution of this Loan and Security Agreement as a document under seal as of the date first written above.

POINT THERAPEUTICS, INC.

By:	/s/ DONALD R. KIEPERT, JR.
Name:	Donald R. Kiepert, Jr.
Title:	President

DARA BIOSCIENCES, INC.

By:	/s/ RICHARD A. FRANCO
Name:	Richard A. Franco
Title:	Chief Executive Officer

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

EXHIBIT A	Authorization Certificate
EXHIBIT B	Advance Request

SCHEDULES

SCHEDULE 1.1(a)	Existing Indebtedness
SCHEDULE 1.1(b)	Existing Liens
SCHEDULE 5.2	Places of Business and Property Locations
SCHEDULE 5.4	Business Names, Trade Names
SCHEDULE 5.6	Perfection
SCHEDULE 5.7	Commercial Tort Claims
SCHEDULE 5.8	Deposit Accounts
SCHEDULE 5.10	Letters of Credit
SCHEDULE 7.4(a)	Transactions with Affiliates or Subsidiaries

EXHIBIT “A”

FORM OF AUTHORIZATION CERTIFICATE

(Letterhead of Point Therapeutics, Inc.)

Date:                     , 2007

[or any later date on which an updated or replaced certificate is delivered]

DARA BioSciences, Inc.

4505 Falls of the Neuse Road

Raleigh, North Carolina 27609

Attention: Richard A. Franco

Ladies and Gentlemen:

I, the [secretary/assistant secretary/other appropriate officer of Borrower] of Point Therapeutics, Inc. (“Borrower”), acting in such capacity, hereby certify to you, in connection with the Loan and Security Agreement dated as of October 9, 2007 (as it may hereafter be amended, modified, restated or replaced from time to time, the “Loan Agreement”) between you and Borrower, that the following individuals are authorized to request Advances against the Loan established in favor of Borrower under the Loan Agreement per written instructions received via fax:

Authorized Person	Title	Signature

1.

2.

3.

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Loan Agreement.

Executed by me in my capacity as the [secretary/assistant secretary/other appropriate officer of Borrower] of Borrower as of the date first set forth above.

Name:
Title:

EXHIBIT “B”

FORM OF LOAN ADVANCE REQUEST

(Letterhead of Point Therapeutics, Inc.)

Point Therapeutics, Inc.

70 Walnut Street

Wellesley Hills, Massachusetts 02481

Telecopier No.: (781) 239-8005

(“Borrower”)

Attention: Secretary

DARA BioSciences, Inc.

4505 Falls of the Neuse Road

Raleigh, North Carolina 27609

Telecopier No.: (919) 861-0239

(“Lender”)

Attention: Richard A. Franco, Chief Executive Officer

Borrower hereby requests an Advance in the amount of $             pursuant to Section 2.1 of that certain Loan and Security Agreement by and among Borrower and Lender dated as of October 9, 2007 (as it may hereafter be amended, modified, restated or replaced, the “Loan Agreement”). Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Loan Agreement.

Borrower hereby represents and warrants to Lender as follows:

a. No Default or Event of Default under the Loan Agreement now exists or would exist immediately after giving effect to the making of the requested Advance.

b. All representations and warranties made by the Borrower in the Loan Agreement and/or in any other Loan Document as in effect on the date hereof (as heretofore amended from time to time) are true and correct in all material respects as of the date hereof as if made on and as of the date hereof (except that representations and warranties contained in Section 5.5 of the Loan Agreement and except to the extent such representations and warranties are made only as of a specific earlier date).

c. The aggregate principal amount of all Advances outstanding under the Loan prior to giving effect to the requested Advance is $            .

d. To the best of my knowledge, Borrower is currently in compliance with all obligations under the Loan Agreement, the Loan Documents and the Merger Agreement.

e. All other conditions to the making of the requested Advance as set forth in Section 4.7, including section 4.7(f) of the Loan Agreement have been satisfied.

POINT THERAPEUTICS, INC.

By:
Name:
Date: , 200	Title:

APPENDIX D

ZTR Enterprises, LLC Valuation Analysis

August 29, 2007

CONFIDENTIAL via E-MAIL

DARA BioSciences, Inc.

Richard A. Franco, R. Ph.

Chief Executive Officer

4505 Falls of Neuse Road

Suite 125

Raleigh, NC 27609

RFranco@darabiosciences.com

Dear Dr. Franco:

You have requested ZTR Enterprises, LLC (“ZTR”) to provide a valuation analysis of the common equity, on a minority, marketable basis, of DARA BioSciences, Inc. (“DARA”) and its potential merger candidate, “SKY”, to determine the pro-forma ownership of the newly combined entity. Attached, you will find our valuation schedules in Exhibits A.1 to Exhibit D.5. In addition, this letter will summarize our methodology and assumptions, as well as our conclusion on the pro-forma ownership.

Methodology. To determine the pro-forma valuation we have valued DARA and SKY each on a stand-alone basis. To ensure we are comparing the valuations on a like for like basis, we have valued each company on a minority, marketable basis. To help explain the differences in the basis of values, please see the following table:

Control, Marketable	Minority, Non-Marketable

Valuation on this basis is observed when a company is acquired. The acquiring company pays a premium to control the asset and the acquisition creates a liquid event.

Valuation on this basis is observed by common shares in a private company. Common shareholders typically do not have control over the company. Also, there is no liquid market for shares in private companies.

Control, Non-Marketable	Minority, Marketable

Valuation on this basis is observed when a private company sells preferred shares. Owners of these preferred shares have rights that give them control (or aspects of control) over the company, but there is no public market in the security class, hence the shares are Non-Marketable.

This is the most common basis and the basis on which our valuation is performed. Valuation on this basis is observed by stockholders in a publicly traded stock. The publicly traded market creates liquidity, but in most cases, the shareholder can not control the actions of the company as a whole.

In addition, we have calculated the Enterprise Value of each company and then subtracted the net debt of each company to calculate the Equity Value. It is important to note that we have calculated the value of net debt, in both cases as: cash + monetary operating assets—the book value of debt—monetary operating liabilities. If the cash and assets are more than the debt and liabilities, the company has “net cash”. As Equity plus Debt equals Enterprise Value, a company with “net cash” will have an Equity Value higher than its Enterprise Value.

SKY. SKY shares are traded on a public stock exchange, thus we were able to determine the value of the company via the public market data and the company’s SEC filings. In addition, SKY has provided DARA with non-public, material information to help us determine what the value of the company will be on the expected closing date of November 30, 2007.

To determine the value of SKY we looked at 3 scenarios (which can be reviewed in the attached C Exhibits).

1.	The value of SKY today, assuming the company’s June 30, 2007 balance sheet;

2.	The value of SKY at November 30, 2007 assuming the company’s cash burn rate and expected working capital as of its estimated November 30, 2007 balance sheet; and

3.	the value of SKY to DARA which includes 2 components:

a.	the costs DARA would avoid by registering to go public; and

b.	the value that DARA would pay for the compound projects (and all associated patents).

The value of (1) and (2) are on a minority, marketable basis. (3) is on a control, marketable basis as the value would be contingent on DARA controlling the assets of SKY. We have applied a 10% control premium to the average of (1) and (2) to get that value on a like for like basis with (3). We then averaged the average of (1) and (2) with (3) to calculate a value of SKY and then applied a 10% control discount to get the value of equity on a minority, marketable basis.

DARA. DARA is a privately held, private equity backed company. The company is similar to a holding company in that it has investments in other companies and also operates a portfolio of compounds that it will license as they pass clinical trials. To value the company we have looked at 3 components of value (Please refer to the D Exhibits):

1.	The discounted present value of the “holding company” cash costs that include general and administrative costs such as salary for management and office space. These costs exclude “project costs” that are directly attributable to the compound projects;

2.

The fair market value of the investments in other companies, which we ascertained from either the last 3rd party valuation performed on the company, or the most recent post-money valuation of the company; and

3.	The discounted present value of the cash expected from both the current portfolio of compounds and compounds that the company will begin in the future. The net cash flows were then discounted to present value using a discount rate of 45%. We used this high discount rate to take into account the risk in achieving the cash flows as the cash flows are both unpredictable and subject to clinical trials and various government approvals The cash flows were based on detailed projections and conversations with management and include conservative estimations in terms of timing and total cash flow potential.

(1), (2), and (3) were added together to calculate the enterprise value of the company on an enterprise basis. We then subtracted the net debt (which in this case was net cash) to calculate the equity value. This value, however, was on a control, marketable basis as the projections assume the best use of the assets on a control basis. We applied a control discount of 20% to this value to calculate a value on a minority, marketable basis. 20% was applied because the amount of the liquidation preferences in DARA stock of $24M equates to 20% of the calculated equity value and was thus the basis for our control discount.

Conclusion. Based on the two stand alone valuations, on a minority, marketable basis, we conclude the following:

(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” Valuation Recommendation Summary assuming Deal Closes on November 30, 2007	29-Aug-07

Valuation	“SKY”:	DARA:	TOTAL	“SKY” %	DARA %	Exhibit Detail:
						“SKY”:	DARA:
Equity value (minority, marketable)	$1,320	$96,965	$98,285	1.34%	98.66%	Exhibit C.1	Exhibit D.1
Debt value (negative number is net cash)	$(378)	$(12,188)	$(12,566)	nap	nap	Exhibit C.1	Exhibit D.1
Enterprise value (minority, marketable)	$942	$84,777	$85,719	1.10%	98.90%

Shares (DARA is Fully Diluted)	“SKY”:	DARA:	TOTAL	“SKY” %	DARA %
Shares	39,312,000	27,939,221	nap	nap	nap	Exhibit B.1	Exhibit B.1

Equity Value Per Share	“SKY”:	DARA:	TOTAL	“SKY” %	DARA %
Equity value (minority, marketable)	$0.03	$3.47	nap	nap	nap

Please see Exhibit B for detail on the share calculations. For SKY we are using the common share count as of the company’s June 30, 2007 2nd quarter 10-Q since the warrants and options are all out of the money. For DARA we have used the fully diluted shares because at the concluded equity value, all the options and warrants would be in the money.

If you have any questions about this analysis, please feel free to contact me at anytime via phone at 404.915.4474 or via email at zrike@ztrenterprises.com .

Very truly yours,

ZTR Enterprises, LLC

By:	/s/ ZACHARY T. RIKE
Zachary T. Rike, CFA, Founder

DARA BioSciences, Inc.	Exhibit A.1
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” Valuation Recommendation Summary assuming Deal Closes on November 30, 2007	29-Aug-07

Valuation	“SKY”:	DARA:	TOTAL	“SKY” %	DARA %	Exhibit Detail:
						“SKY”:	DARA:
Equity value (minority, marketable)	$1,320	$96,965	$98,285	1.34%	98.66%	Exhibit C.1	Exhibit D.1
Debt value (negative number is net cash)	$(378)	$(12,188)	$(12,566)	nap	nap	Exhibit C.1	Exhibit D.1
Enterprise value (minority, marketable)	$942	$84,777	$85,719	1.10%	98.90%

Shares (DARA is Fully Diluted)	“SKY”:	DARA:	TOTAL	“SKY” %	DARA %
Shares	39,312,000	27,939,221	nap	nap	nap	Exhibit B.1	Exhibit B.1

Equity Value Per Share	“SKY”:	DARA:	TOTAL	“SKY” %	DARA %
Equity value (minority, marketable)	$0.03	$3.47	nap	nap	nap

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit B.1
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” Capitalization Table	29-Aug-07

“SKY”:
Share Class	Issued and Outstanding as of 7-Aug-07	Liquidation or Strike	Cash Value if Exercised
Common stock	39,312,000	nap	nap
~~Common Warrants (a)~~	~~2,812,492.00~~	~~1.00~~	~~2,812.49~~
~~Common Warrants (b)~~	~~1,150,000.00~~	~~4.54~~	~~5,221.00~~
~~Common Stock Options Outstanding~~	~~3,866,967.00~~	~~3.34~~	~~12,915.67~~
~~Other~~	~~0.00~~	~~0.00~~	~~0.00~~
~~Other~~	~~0.00~~	~~0.00~~	~~0.00~~
~~Other~~	~~0.00~~	~~0.00~~	~~0.00~~
~~Other~~	~~0.00~~	~~0.00~~	~~0.00~~

Total fully diluted shares	39,312,000

DARA:
Share Class	Issued and Outstanding as of current date	Liquidation or Strike	Cash Value if Exercised	Purchase Price Per Share	Cash Invested
Common stock	14,087,824	nap	nap	$0	$0
Series A Preferred	5,000,000	$1.000	$(5,000)	$1.000	$5,000
Series B Preferred	6,350,333	$3.000	$(19,051)	$3.000	$19,051
Common Warrants	577,274	$2.300	$1,328	nap	nap
Common Stock Options Outstanding	1,923,790	$1.950	$3,751	nap	nap
Other	0	$0	$0	$0	$0
Other	0	$0	$0	$0	$0

Total fully diluted shares	27,939,221

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit C.1
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” “SKY” Summary Valuation	29-Aug-07

Market Valuation	Current Market Value Today	Estimated Market Value 30-Nov-07	Exhibit Detail:
Equity value (minority, marketable)	$1,769	$1,290	Exhibit C.3

Debt value (negative number is net cash)	$(857)	$(378)	Exhibit C.2

Enterprise value (minority, marketable)	$912	$912

Equity Value Average of 2 Dates		Per Share
Equity Value (minority, marketable)	$1,530	$0.04

Control premium	10.00%
Add: Control premium	$153

Equity value (control, marketable)	$1,682	$0.04

DARA Valuation of “SKY”
Total avoided costs by merging with “SKY”	$500		Exhibit C.3
Total value of Projects	750		Exhibit C.4

Equity value (control, marketable)	$1,250	$0.03

Average of 2 Methods and Valuation Calculation

Equity value (control, marketable)	$1,466	$0.04

Control discount	10.00%
less: Control discount	$(147)

Equity Value (minority, marketable)	$1,320	$0.03

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit C.2
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” “SKY” Financials (Income Statement, Balance Sheet, Cash Flow)	29-Aug-07

Income Statement and Free Cash Flow	31-Mar-07	30-Jun-07	3 Months: 30-Sep-07	2 Months: 30-Nov-07
Total revenue	$0	$0	$0	$0
Cost of revenue	0	0	0	0

Gross profit	0	0	0	0
Research and development	3,752	1,697	0	0
General and administrative	1,627	1,640	1,200	479
Other	0	0	0	0
Depreciation expense	26	26	26	28
Amortization expense	0	0	0	0

Total operating expenses	5,405	3,363	1,226	507

Operating profit	(5,405)	(3,363)	(1,226)	(507)
Interest expense/(income)	(126)	(80)	(40)	0
Other expense/(income)	0	0	0	0

Pretax income	(5,279)	(3,283)	(1,186)	(507)
Income taxes expense/(benefit)	0	0	0	0
Effective tax rate	0.00%	0.00%	0.00%	0.00%

Net income	$(5,279)	$(3,283)	$(1,186)	$(507)

EBITDA	$(5,379)	$(3,337)	$(1,200)	$(479)
EBIT	(5,405)	(3,363)	(1,226)	(507)
Debt free income taxes expense/(benefit)	0	0	0	0

Interest free net income	(5,405)	(3,363)	(1,226)	(507)
Add: Depreciation and amortization	26	26	26	28
Less: Capital expenditures	0	0	0	0
Less/(plus): Changes in debt free working capital	900	989	330	700

Free cash flow to enterprise	$(6,279)	$(4,326)	$(1,530)	$(1,179)

Employees	40	33	2	2
Cost per employee	$134	$101	$600	$240

Balance Sheet
Assets:
Cash		$3,587	$2,057	$878
Restricted cash		330	0	0
Prepaid assets		1,731	300	300

Total current assets		5,648	2,357	1,178
Office and laboratory equipment, net		54	28	0

Total assets		$5,702	$2,385	$1,178

Liabilities and Stockholders’ Equity:
Accounts payable		$985	$1,000	$600
Accrued expenses		529	500	200
Short-term portion of capital lease		2	0	0

Total current liabilities		1,516	1,500	800
Patent liability, less current portion		30	0	0

Total liabilities		1,546	1,500	800
Total stockholders’ equity		4,156	885	378

Total liabilities and stockholders’ equity		$5,702	$2,385	$1,178

Working capital (current assets less total liabilities)		$4,102	$857	$378

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit C.3
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” “SKY” Market Value and Cost Avoidance Value	29-Aug-07

“SKY” Market Value	30-Jun-07	29-Aug-07	30-Sep-07	30-Nov-07
Common shares	39,312,000	39,312,000	39,312,000	39,312,000
Cost of revenue	$0.130	$0.045	$0.045	$0.033

Equity value (minority, marketable)	$5,111	$1,769	$1,769	$1,290
Add: debt	$2	$0	$0	$0
Add: monetary liabilities	1,544	1,500	1,500	800
Add: other	0	0	0	0
Less: cash	(3,917)	(2,057)	(2,057)	(878)
Less: monetary assets	(1,731)	(300)	(300)	(300)
Less: other	0	0	0	0

Debt value (negative number is net cash)	$(4,102)	$(857)	$(857)	$(378)

Enterprise value (minority, marketable)	$1,009	$912	$912	$912

Value of “SKY” to DARA	Estimated	Per Share
Avoided costs by merging with “SKY”:
Accounting costs	$200
Legal costs for registration	250
Printing and shipping costs	50
Other	0

Total avoided costs by merging with “SKY”	500	$0.01
Total value of Projects	750	$0.02

Equity value (control, marketable)	$1,250	$0.03

Estimated debt (negative working capital) acquired at closing	$(378)

Enterprise value (control, marketable)	$872

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit C.4
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” “SKY” Value of Projects	29-Aug-07

“SKY” Project Value	Value
Value of “SKY” compounds to DARA	$750

This is what DARA would pay for the portfolio of “SKY” compound projects. This value takes into account:

(a)    the patents associated with the projects

(b)    the operating cost and time to get the compounds off of clinical hold

(c)    the compounds are “combination”

(d)    the compounds are not first line

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit D.1
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” DARA Summary Valuation	29-Aug-07

Valuation of Components	Value	Exhibit Detail:
Enterprise Value:
Value of Holding Company (a)	$(25,495)	Exhibit D.2
Fair market value of investments (b)	1,965	Exhibit D.3
Valuation of operating projects
Value via license of projects (c)	132,358	Exhibit D.5

Sum of enterprise values (a + b + c) (control, marketable basis)	$108,828

Debt Value:
Less: debt	$0
Less: monetary liabilities	(207)
Less: other	0
Add: cash	12,387
Add: monetary assets	8
Add: other	0

Debt value (negative number is net cash)	$12,188	Exhibit D.3

		Per Share
Equity value (control, marketable)	$121,016	$4.33

Control discount	19.87%
less: Control discount	$(24,051)

Equity Value (minority, marketable)	$96,965	$3.47

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit D.2
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” DARA Holding Company Financials	29-Aug-07

	For the Fiscal Year Ending December 31,
Derivation of Free Cash Flow	2005	2006	2007	2008	2009	2010	2011	2012	Terminal
Total revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0
Cost of revenue	0	0	0	0	0	0	0	0	0

Gross profit	0	0	0	0	0	0	0	0	0
Operating costs	2,622	2,618	2,700	2,800	3,000	3,200	3,500	3,600	3,636
Other	0	0	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0	0	0
Depreciation expense	20	27	30	35	35	40	40	45	50
Amortization expense	200	200	200	200	50	0	0	0	0

Total operating expenses	2,842	2,845	2,930	3,035	3,085	3,240	3,540	3,645	3,686

Operating profit	(2,842)	(2,845)	(2,930)	(3,035)	(3,085)	(3,240)	(3,540)	(3,645)	(3,686)
Interest expense/(income)	(70)	(408)	(800)	(800)	(800)	(800)	(800)	(800)	(808)
Other expense/(income)	(1,116)	(4,501)	0	0	0	0	0	0	0

Pretax income	(1,656)	2,064	(2,130)	(2,235)	(2,285)	(2,440)	(2,740)	(2,845)	(2,878)
Income taxes expense/(benefit)	0	0	0	0	0	0	0	0	0
Effective tax rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Net income	$(1,656)	$2,064	$(2,130)	$(2,235)	$(2,285)	$(2,440)	$(2,740)	$(2,845)

EBITDA	$(2,622)	$(2,618)	$(2,700)	$(2,800)	$(3,000)	$(3,200)	$(3,500)	$(3,600)	$(3,636)
EBIT	(2,842)	(2,845)	(2,930)	(3,035)	(3,085)	(3,240)	(3,540)	(3,645)	(3,686)
Debt free income taxes expense/(benefit)	0	0	0	0	0	0	0	0	0

Interest free net income	(2,842)	(2,845)	(2,930)	(3,035)	(3,085)	(3,240)	(3,540)	(3,645)	(3,686)
Add: Depreciation and amortization	220	227	230	235	85	40	40	45	50
Less: Capital expenditures	66	10	35	40	40	45	45	50	50
Less/(plus): Changes in debt free working capital	117	185	200	200	200	200	200	200	200

Free cash flow to enterprise	$(2,805)	$(2,813)	$(2,935)	$(3,040)	$(3,240)	$(3,445)	$(3,745)	$(3,850)	$(3,886)

Summary Data
Revenue growth	nap	nap	nap	nap	nap	0.00%	0.00%	0.00%	1.00%
Free cash flow margin	nap	nap	nap	nap	nap	nap	nap	nap	nap

Calculation of Value
Discount rate		15.00%
Long term growth rate		1.00%
Free cash flow			$(734)	$(3,040)	$(3,240)	$(3,445)	$(3,745)	$(3,850)	$(3,886)
Discount period in days			46.0	411.0	776.0	1,141.0	1,506.0	1,871.0	1,871.0
Discount factor			0.98	0.85	0.74	0.65	0.56	0.49	0.49
Terminal cash flow (Perpetuity cash flow / Capitalization rate)									$(27,757)
Discounted cash flow (FCF * discount factor)			$(721)	$(2,597)	$(2,407)	$(2,226)	$(2,104)	$(1,881)	$(13,559)
Sum of discounted cash flows, Enterprise Value on a marketable, control basis					$(25,495)
Cost Breakdown
Holding company costs	$2,622	$2,618	$2,700	$2,800	$3,000	$3,200	$3,500	$3,600	$3,636
Project cost	1,738	1,735	1,700	1,800	1,900	2,000	2,100	2,200	2,222

Total operating costs	$4,360	$4,353	$4,400	$4,600	$4,900	$5,200	$5,600	$5,800	$5,858

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit D.3
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” DARA Balance Sheet and Fair Market Value	29-Aug-07

	Book Value	Fair Market Value
Balance Sheet	30-Jun-07	30-Jun-07	Notes:
Assets:
Cash	$12,387	$0
Other current assets	8	0
Other	0	0

Total current assets	12,395	0
Office and laboratory equipment, net	72	0
Investments in subsidiaries	738	1,965
Licenses	350	0
Other	0	0

Total assets	$13,555	$1,965

Liabilities and Stockholders’ Equity:
Accounts payable	$172	$0
Accrued expenses	35	0
Other	0	0

Total current liabilities	207	0
Minority equity	1,021	0	Value determined by Fair Market Value in each investment (see below)

Total liabilities	1,228	0
Total stockholders’ equity	12,327	1,965

Total liabilities and stockholders’ equity	$13,555	$1,965	Fair Market Value of non-operating assets and liabilities

Working capital (current assets less current liabilities)	$12,188	$0

Investments

MiMedx/SpineMedica:
Common shares	400,000
Value per share (non-marketable, control)	$0.79

Fair Market Value of Investment	$315

Surgi-Vision:
Common shares	2,749,970
Value per share (marketable, control)	$1.00
Marketability discount	40%
Value per share (non-marketable, control)	$0.60

Fair Market Value of Investment	$1,650

Total Fair Market Value of Investments	$1,965

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit D.4.1
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” DARA-Cash Flow via License	29-Aug-07

	For the Fiscal Year Ending December 31,
Derivation of Free Cash Flow	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
KRN5500 for Neuropathic Pain
Peak revenue	$61,639
Net sales %	65%
% of peak license revenue	0%	0%	0%	0%	0%	0%	0%	10%	30%	50%	70%	90%	100%
Milestone revenue (cash basis)	$0	$0	$40,000	$0	$5,000	$0	$15,000	$25,000	$13,333	$13,333	$13,333	$0	$0
Net royalty revenue (cash basis)	0	0	0	0	0	0	0	6,164	18,492	30,820	43,147	55,475	61,639

Total revenue (cash basis)	0	0	40,000	0	5,000	0	15,000	31,164	31,825	44,153	56,480	55,475	61,639
Operating expenses (cash basis)	1,042	432	0	0	0	0	0	0	0	0	0	0	0

Net profit before allocations	(1,042)	(432)	40,000	0	5,000	0	15,000	31,164	31,825	44,153	56,480	55,475	61,639
Share in DARA project costs	500	360	25	25	25	25	25	25	25	25	25	25	25

Net cash flow before taxes	(1,542)	(792)	39,975	(25)	4,975	(25)	14,975	31,139	31,800	44,128	56,455	55,450	61,614
Taxes at 38% (assumes NOLs for project)	0	0	15,191	0	1,891	0	5,691	11,833	12,084	16,768	21,453	21,071	23,413

Net cash flow	$(1,542)	$(792)	$24,785	$(25)	$3,085	$(25)	$9,285	$19,306	$19,716	$27,359	$35,002	$34,379	$38,201

DPP-IV Inhibitor for Type 2 Diabetes
Peak revenue	$170,426
Net sales %	80%
% of peak license revenue	0%	0%	0%	0%	0%	0%	0%	0%	10%	30%	50%	70%	90%
Milestone revenue (cash basis)	$0	$0	$0	$55,000	$25,000	$0	$50,000	$60,000	$20,000	$20,000	$20,000	$20,000	$0
Net royalty revenue (cash basis)	0	0	0	0	0	0	0	0	17,043	51,128	85,213	119,298	153,383

Total revenue (cash basis)	0	0	0	55,000	25,000	0	50,000	60,000	37,043	71,128	105,213	139,298	153,383
Operating expenses (cash basis)	1,410	2,210	910	1,260	0	0	0	0	0	0	0	0	0

Net profit before allocations	(1,410)	(2,210)	(910)	53,740	25,000	0	50,000	60,000	37,043	71,128	105,213	139,298	153,383
Share in DARA project costs	600	500	500	25	25	25	25	25	25	25	25	25	25

Net cash flow before taxes	(2,010)	(2,710)	(1,410)	53,715	24,975	(25)	49,975	59,975	37,018	71,103	105,188	139,273	153,358
Taxes at 38% (assumes NOLs for project)	0	0	0	20,412	9,491	0	18,991	22,791	14,067	27,019	39,971	52,924	58,276

Net cash flow	$(2,010)	$(2,710)	$(1,410)	$33,303	$15,485	$(25)	$30,985	$37,185	$22,951	$44,084	$65,217	$86,349	$95,082

DB959 for Type 2 Diabetes
Peak revenue	$482,873
Net sales %	80%
% of peak license revenue	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	30%	50%	70%
Milestone revenue (cash basis)	$0	$0	$0	$0	$80,000	$25,000	$0	$0	$100,000	$120,000	$40,000	$40,000	$40,000
Net royalty revenue (cash basis)	0	0	0	0	0	0	0	0	0	48,287	144,862	241,437	338,011

Total revenue (cash basis)	0	0	0	0	80,000	25,000	0	0	100,000	168,287	184,862	281,437	378,011
Operating expenses (cash basis)	650	2,853	2,210	6,000	0	0	0	0	0	0	0	0	0

Net profit before allocations	(650)	(2,853)	(2,210)	(6,000)	80,000	25,000	0	0	100,000	168,287	184,862	281,437	378,011
Share in DARA project costs	400	450	500	800	25	25	25	25	25	25	25	25	25

Net cash flow before taxes	(1,050)	(3,303)	(2,710)	(6,800)	79,975	24,975	(25)	(25)	99,975	168,262	184,837	281,412	377,986
Taxes at 38% (assumes NOLs for project)	0	0	0	0	30,391	9,491	0	0	37,991	63,940	70,238	106,936	143,635

Net cash flow	$(1,050)	$(3,303)	$(2,710)	$(6,800)	$49,585	$15,485	$(25)	$(25)	$61,985	$104,323	$114,599	$174,475	$234,351

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit D.4.2
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” DARA-Cash Flow via License	29-Aug-07

Derivation of Free Cash Flow	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
KRN5500 for Neuropathic Pain
Peak revenue
Net sales %
% of peak license revenue	100%	100%	80%	30%	10%	0%	0%	0%	0%	0%	0%	0%	0%
Milestone revenue (cash basis)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net royalty revenue (cash basis)	61,639	61,639	49,311	18,492	6,164	0	0	0	0	0	0	0	0

Total revenue (cash basis)	61,639	61,639	49,311	18,492	6,164	0	0	0	0	0	0	0	0
Operating expenses (cash basis)	0	0	0	0	0	0	0	0	0	0	0	0	0

Net profit before allocations	61,639	61,639	49,311	18,492	6,164	0	0	0	0	0	0	0	0
Share in DARA project costs	25	25	25	25	25	0	0	0	0	0	0	0	0

Net cash flow before taxes	61,614	61,614	49,286	18,467	6,139	0	0	0	0	0	0	0	0
Taxes at 38% (assumes NOLs for project)	23,413	23,413	18,729	7,017	2,333	0	0	0	0	0	0	0	0

Net cash flow	$38,201	$38,201	$30,557	$11,449	$3,806	$0	$0	$0	$0	$0	$0	$0	$0

DPP-IV Inhibitor for Type 2 Diabetes
Peak revenue
Net sales %
% of peak license revenue	100%	100%	100%	80%	30%	10%	0%	0%	0%	0%	0%	0%	0%
Milestone revenue (cash basis)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net royalty revenue (cash basis)	170,426	170,426	170,426	136,341	51,128	17,043	0	0	0	0	0	0	0

Total revenue (cash basis)	170,426	170,426	170,426	136,341	51,128	17,043	0	0	0	0	0	0	0
Operating expenses (cash basis)	0	0	0	0	0	0	0	0	0	0	0	0	0

Net profit before allocations	170,426	170,426	170,426	136,341	51,128	17,043	0	0	0	0	0	0	0
Share in DARA project costs	25	25	25	25	25	25	0	0	0	0	0	0	0

Net cash flow before taxes	170,401	170,401	170,401	136,316	51,103	17,018	0	0	0	0	0	0	0
Taxes at 38% (assumes NOLs for project)	64,752	64,752	64,752	51,800	19,419	6,467	0	0	0	0	0	0	0

Net cash flow	$105,649	$105,649	$105,649	$84,516	$31,684	$10,551	$0	$0	$0	$0	$0	$0	$0

DB959 for Type 2 Diabetes
Peak revenue
Net sales %
% of peak license revenue	90%	100%	100%	100%	80%	30%	10%	0%	0%	0%	0%	0%	0%
Milestone revenue (cash basis)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net royalty revenue (cash basis)	434,586	482,873	482,873	482,873	386,298	144,862	48,287	0	0	0	0	0	0

Total revenue (cash basis)	434,586	482,873	482,873	482,873	386,298	144,862	48,287	0	0	0	0	0	0
Operating expenses (cash basis)	0	0	0	0	0	0	0	0	0	0	0	0	0

Net profit before allocations	434,586	482,873	482,873	482,873	386,298	144,862	48,287	0	0	0	0	0	0
Share in DARA project costs	25	25	25	25	25	25	25	0	0	0	0	0	0

Net cash flow before taxes	434,561	482,848	482,848	482,848	386,273	144,837	48,262	0	0	0	0	0	0
Taxes at 38% (assumes NOLs for project)	165,133	183,482	183,482	183,482	146,784	55,038	18,340	0	0	0	0	0	0

Net cash flow	$269,428	$299,366	$299,366	$299,366	$239,490	$89,799	$29,923	$0	$0	$0	$0	$0	$0

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit D.4.3
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” DARA-Cash Flow via License	29-Aug-07

	For the Fiscal Year Ending December 31,
Derivation of Free Cash Flow	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
PPARpanA for Type 2 Diabetes
Peak revenue	$307,283
Net sales %	80%
% of peak license revenue	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	30%	50%	70%
Milestone revenue (cash basis)	$0	$0	$0	$0	$80,000	$25,000	$0	$0	$100,000	$120,000	$40,000	$40,000	$40,000
Net royalty revenue (cash basis)	0	0	0	0	0	0	0	0	0	30,728	92,185	153,642	215,098

Total revenue (cash basis)	0	0	0	0	80,000	25,000	0	0	100,000	150,728	132,185	193,642	255,098
Operating expenses (cash basis)	125	1,197	2,835	6,000	25	25	25	25	25	25	25	25	25

Net profit before allocations	(125)	(1,197)	(2,835)	(6,000)	79,975	24,975	(25)	(25)	99,975	150,703	132,160	193,617	255,073
Share in DARA project costs	150	300	400	1,000	0	0	0	0	0	0	0	0	0

Net cash flow before taxes	(275)	(1,497)	(3,235)	(7,000)	79,975	24,975	(25)	(25)	99,975	150,703	132,160	193,617	255,073
Taxes at 38% (assumes NOLs for project)	0	0	0	0	30,391	9,491	0	0	37,991	57,267	50,221	73,574	96,928

Net cash flow	$(275)	$(1,497)	$(3,235)	$(7,000)	$49,585	$15,485	$(25)	$(25)	$61,985	$93,436	$81,939	$120,042	$158,145

DBD-100 or 200 for Psoriasis
Peak revenue	$52,367
Net sales %	80%
% of peak license revenue	0%	0%	0%	0%	0%	0%	0%	0%	10%	30%	50%	70%	90%
Milestone revenue (cash basis)	$0	$0	$0	$55,000	$25,000	$0	$50,000	$60,000	$20,000	$20,000	$20,000	$20,000	$0
Net royalty revenue (cash basis)	0	0	0	0	0	0	0	0	5,237	15,710	26,184	36,657	47,130

Total revenue (cash basis)	0	0	0	55,000	25,000	0	50,000	60,000	25,237	35,710	46,184	56,657	47,130
Operating expenses (cash basis)	200	1,300	994	2,810	0	0	0	0	0	0	0	0	0
Net profit before allocations	(200)	(1,300)	(994)	52,190	25,000	0	50,000	60,000	25,237	35,710	46,184	56,657	47,130
Share in DARA project costs	50	190	475	25	25	25	25	25	25	25	25	25	25

Net cash flow before taxes	(250)	(1,490)	(1,469)	52,165	24,975	(25)	49,975	59,975	25,212	35,685	46,159	56,632	47,105
Taxes at 38% (assumes NOLs for project)	0	0	0	19,823	9,491	0	18,991	22,791	9,580	13,560	17,540	21,520	17,900

Net cash flow	$(250)	$(1,490)	$(1,469)	$32,342	$15,485	$(25)	$30,985	$37,185	$15,631	$22,125	$28,618	$35,112	$29,205

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13
Generic Compound Project (Future Yet to Be Defined)
Peak revenue	$214,918
Net sales %	77%
% of peak license revenue	0%	0%	0%	0%	0%	0%	10%	30%	50%	70%	90%	100%	100%
Milestone revenue (cash basis)	$0	$0	$0	$50,000	$20,000	$20,000	$20,000	$20,000	$20,000	$0	$0	$0	$0
Net royalty revenue (cash basis)	0	0	0	0	0	0	21,492	64,475	107,459	150,442	193,426	214,918	214,918

Total revenue (cash basis)	0	0	0	50,000	20,000	20,000	41,492	84,475	127,459	150,442	193,426	214,918	214,918
Operating expenses (cash basis)	2,000	1,500	3,000	1,000	0	0	0	0	0	0	0	0	0

Net profit before allocations	(2,000)	(1,500)	(3,000)	49,000	20,000	20,000	41,492	84,475	127,459	150,442	193,426	214,918	214,918
Share in DARA project costs	700	800	1,000	25	25	25	25	25	25	25	25	25	25

Net cash flow before taxes	(2,700)	(2,300)	(4,000)	48,975	19,975	19,975	41,467	84,450	127,434	150,417	193,401	214,893	214,893
Taxes at 38% (assumes NOLs for project)	0	0	0	18,611	7,591	7,591	15,757	32,091	48,425	57,159	73,492	81,659	81,659

Net cash flow	$(2,700)	$(2,300)	$(4,000)	$30,365	$12,385	$12,385	$25,709	$52,359	$79,009	$93,259	$119,909	$133,233	$133,233

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit D.4.4
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” DARA-Cash Flow via License	29-Aug-07

Derivation of Free Cash Flow	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
PPARpanA for Type 2 Diabetes
Peak revenue
Net sales %
% of peak license revenue	90%	100%	100%	100%	80%	30%	10%	0%	0%	0%	0%	0%	0%
Milestone revenue (cash basis)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net royalty revenue (cash basis)	276,555	307,283	307,283	307,283	245,826	92,185	30,728	0	0	0	0	0	0

Total revenue (cash basis)	276,555	307,283	307,283	307,283	245,826	92,185	30,728	0	0	0	0	0	0
Operating expenses (cash basis)	25	25	25	25	25	25	25	0	0	0	0	0	0

Net profit before allocations	276,530	307,258	307,258	307,258	245,801	92,160	30,703	0	0	0	0	0	0
Share in DARA project costs	0	0	0	0	0	0	0	0	0	0	0	0	0

Net cash flow before taxes	276,530	307,258	307,258	307,258	245,801	92,160	30,703	0	0	0	0	0	0
Taxes at 38% (assumes NOLs for project)	105,081	116,758	116,758	116,758	93,405	35,021	11,667	0	0	0	0	0	0

Net cash flow	$171,448	$190,500	$190,500	$190,500	$152,397	$57,139	$19,036	$0	$0	$0	$0	$0	$0

DBD-100 or 200 for Psoriasis
Peak revenue
Net sales %
% of peak license revenue	100%	100%	100%	80%	30%	10%	0%	0%	0%	0%	0%	0%	0%
Milestone revenue (cash basis)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net royalty revenue (cash basis)	52,367	52,367	52,367	41,894	15,710	5,237	0	0	0	0	0	0	0

Total revenue (cash basis)	52,367	52,367	52,367	41,894	15,710	5,237	0	0	0	0	0	0	0
Operating expenses (cash basis)	0	0	0	0	0	0	0	0	0	0	0	0	0

Net profit before allocations	52,367	52,367	52,367	41,894	15,710	5,237	0	0	0	0	0	0	0
Share in DARA project costs	25	25	25	25	25	25	0	0	0	0	0	0	0

Net cash flow before taxes	52,342	52,342	52,342	41,869	15,685	5,212	0	0	0	0	0	0	0
Taxes at 38% (assumes NOLs for project)	19,890	19,890	19,890	15,910	5,960	1,980	0	0	0	0	0	0	0

Net cash flow	$32,452	$32,452	$32,452	$25,959	$9,725	$3,231	$0	$0	$0	$0	$0	$0	$0

	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	Year 21	Year 22	Year 23	Year 24	Year 25	Year 26
Generic Compound Project (Future Yet to Be Defined)
Peak revenue
Net sales %
% of peak license revenue	100%	80%	30%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Milestone revenue (cash basis)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net royalty revenue (cash basis)	214,918	171,934	64,475	21,492	0	0	0	0	0	0	0	0	0

Total revenue (cash basis)	214,918	171,934	64,475	21,492	0	0	0	0	0	0	0	0	0
Operating expenses (cash basis)	0	0	0	0	0	0	0	0	0	0	0	0	0

Net profit before allocations	214,918	171,934	64,475	21,492	0	0	0	0	0	0	0	0	0
Share in DARA project costs	25	25	25	25	0	0	0	0	0	0	0	0	0

Net cash flow before taxes	214,893	171,909	64,450	21,467	0	0	0	0	0	0	0	0	0
Taxes at 38% (assumes NOLs for project)	81,659	65,325	24,491	8,157	0	0	0	0	0	0	0	0	0

Net cash flow	$133,233	$106,584	$39,959	$13,309	$0	$0	$0	$0	$0	$0	$0	$0	$0

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

DARA BioSciences, Inc.	Exhibit D.5
(US$ in 000’s, except per share information) Valuation of Combined DARA-“SKY” DARA-Project Net Present Value via License	29-Aug-07

Calculation of Value
Discount rate		45.00%

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Discount period in days	46.0	411.0	776.0	1,141.0	1,506.0	1,871.0	2,236.0	2,601.0	2,966.0	3,331.0	3,696.0	4,061.0	4,426.0
Discount factor	0.95	0.66	0.45	0.31	0.22	0.15	0.10	0.07	0.05	0.03	0.02	0.02	0.01

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Discount period in days	4,791.0	5,156.0	5,521.0	5,886.0	6,251.0	6,616.0	6,981.0	7,346.0	7,711.0	8,076.0	8,441.0	8,806.0	9,171.0
Discount factor	0.01	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

	For the Fiscal Year Ending December 31,
Free Cash Flow Present Value	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Net Cash Flow by Project:
KRN5500 for Neuropathic Pain	$(1,542)	$(792)	$24,785	$(25)	$3,085	$(25)	$9,285	$19,306	$19,716	$27,359	$35,002	$34,379	$38,201
DPP-IV Inhibitor for Type 2 Diabetes	$(2,010)	$(2,710)	$(1,410)	$33,303	$15,485	$(25)	$30,985	$37,185	$22,951	$44,084	$65,217	$86,349	$95,082
DB959 for Type 2 Diabetes	$(1,050)	$(3,303)	$(2,710)	$(6,800)	$49,585	$15,485	$(25)	$(25)	$61,985	$104,323	$114,599	$174,475	$234,351
PPARpanA for Type 2 Diabetes	$(275)	$(1,497)	$(3,235)	$(7,000)	$49,585	$15,485	$(25)	$(25)	$61,985	$93,436	$81,939	$120,042	$158,145
DBD-100 or 200 for Psoriasis	$(250)	$(1,490)	$(1,469)	$32,342	$15,485	$(25)	$30,985	$37,185	$15,631	$22,125	$28,618	$35,112	$29,205
Future yet to be defined (2009)	nap	nap	$(2,700)	$(2,300)	$(4,000)	$30,365	$12,385	$12,385	$25,709	$52,359	$79,009	$93,259	$119,909
Future yet to be defined (2012)	nap	nap	nap	nap	nap	$(2,700)	$(2,300)	$(4,000)	$30,365	$12,385	$12,385	$25,709	$52,359
Future yet to be defined (2015)	nap	nap	nap	nap	nap	nap	nap	nap	$(2,700)	$(2,300)	$(4,000)	$30,365	$12,385

Total	$(5,127)	$(9,792)	$13,261	$49,521	$129,223	$58,559	$81,288	$102,010	$235,641	$353,770	$412,769	$599,690	$739,637

Discount factor	0.95	0.66	0.45	0.31	0.22	0.15	0.10	0.07	0.05	0.03	0.02	0.02	0.01

Net Present Value of All Projects	$(4,892)	$(6,444)	$6,018	$15,500	$27,895	$8,718	$8,346	$7,223	$11,507	$11,914	$9,587	$9,606	$8,171

	For the Fiscal Year Ending December 31,
Free Cash Flow Present Value	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Net Cash Flow by Project:
KRN5500 for Neuropathic Pain	$38,201	$38,201	$30,557	$11,449	$3,806	$0	$0	$0	$0	$0	$0	$0	$0
DPP-IV Inhibitor for Type 2 Diabetes	$105,649	$105,649	$105,649	$84,516	$31,684	$10,551	$0	$0	$0	$0	$0	$0	$0
DB959 for Type 2 Diabetes	$269,428	$299,366	$299,366	$299,366	$239,490	$89,799	$29,923	$0	$0	$0	$0	$0	$0
PPARpanA for Type 2 Diabetes	$171,448	$190,500	$190,500	$190,500	$152,397	$57,139	$19,036	$0	$0	$0	$0	$0	$0
DBD-100 or 200 for Psoriasis	$32,452	$32,452	$32,452	$25,959	$9,725	$3,231	$0	$0	$0	$0	$0	$0	$0
Future yet to be defined (2009)	$133,233	$133,233	$133,233	$106,584	$39,959	$13,309	$0	$0	$0	$0	$0	$0	$0
Future yet to be defined (2012)	$79,009	$93,259	$119,909	$133,233	$133,233	$133,233	$106,584	$39,959	$13,309	$0	$0	$0	$0
Future yet to be defined (2015)	$12,385	$25,709	$52,359	$79,009	$93,259	$119,909	$133,233	$133,233	$133,233	$106,584	$39,959	$13,309	$0

Total	$841,804	$918,369	$964,025	$930,615	$703,552	$427,172	$288,776	$173,193	$146,543	$106,584	$39,959	$13,309	$0

Discount factor	0.01	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Net Present Value of All Projects	$6,413	$4,825	$3,493	$2,326	$1,213	$508	$237	$98	$57	$29	$7	$2	$0

Sum of All Projects	$132,358

Notes:

nap= not applicable; nav= not available; nmf= not meaningful

Source of data: DARA management and “SKY” SEC filings and confidential data.

Some totals may not add due to rounding.

ZTR

© 2007 by ZTR Enterprises, LLC. All rights reserved.

APPENDIX E

Amendments to Certificate of Incorporation

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

OF

POINT THERAPEUTICS, INC.

Point Therapeutics, Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST:          This Certificate of Amendment (this “Certificate of Amendment”) amends the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

SECOND:    The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at                         , Eastern Time, on                             .

THIRD:        Article FIRST of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as follows:

“The name of the Corporation is DARA BioSciences, Inc.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this          day of                                 .

POINT THERAPEUTICS, INC.

By:
Name: Title:

E-1

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

OF

POINT THERAPEUTICS, INC.

Point Therapeutics, Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST:          This Certificate of Amendment (this “Certificate of Amendment”) amends the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

SECOND:     The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective at                         , Eastern Time, on                              (the “Effective Date”).

THIRD:         The following paragraph be inserted immediately after the first paragraph of Article FOURTH of the Certificate of Incorporation:

“Without regard to any other provision of this Certificate of Incorporation, each one (1) share of common stock, issued and outstanding, immediately prior to 11:59 p.m., Eastern Time, on                      (the “Reverse Split Effective Time”) shall be and is hereby automatically reclassified and changed (without any further act) into one-            (1/    ) of a fully-paid and nonassessable share of common stock, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the Corporation shall pay in cash the fair value of such fractions of a share as of the Reverse Split Effective Time based on the closing sales price of the common stock as reported on the NASDAQ Capital Market on the Effective Date, or if the common stock is not then listed on the NASDAQ Capital Market, the last trade price prior thereto.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this          day of                                 .

POINT THERAPEUTICS, INC.

By:
Name: Title:

E-2

APPENDIX F

DARA BIOSCIENCES, INC.

2008 EMPLOYEE, DIRECTOR AND CONSULTANT STOCK PLAN

DARA BIOSCIENCES, INC.

2008 EMPLOYEE, DIRECTOR AND CONSULTANT STOCK PLAN

1. DEFINITIONS.

Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan, have the following meanings:

(a)	“Administrator” means the Board, unless it has delegated power to act on its behalf to the Committee, in which case the Administrator means the Committee.

(b)	“Affiliate” means a corporation or other entity controlled by the Company and designated by the Administrator as such.

(c)	“Award” means a Stock Appreciation Right, Stock Option or Stock Award.

(d)	“Board” means the Board of Directors of the Company.

(e)	“Cause” shall include (and is not limited to) dishonesty with respect to the Company or any Affiliate, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by the Participant of any provision of any employment, consulting, advisory, nondisclosure, non-competition or similar agreement between the Participant and the Company or any Affiliate, and conduct substantially prejudicial to the business of the Company or any Affiliate. The determination of Cause shall be made by the Administrator in its sole discretion. Cause is not limited to events which have occurred prior to a Participant’s termination of employment or services, nor is it necessary that the Administrator’s finding of Cause occur prior to the termination of employment or services. If the Administrator determines, subsequent to a Participant’s termination of employment or services but prior to the vesting of a Stock Option, Stock Appreciation Right or Stock Award or exercise of a Stock Option or Stock Appreciation Right, that either prior or subsequent to the Participant’s termination of employment or services the Participant engaged in conduct which would constitute Cause, then the unvested Stock Option, Stock Appreciation Right or Stock Award, as applicable, is immediately cancelled and any vested Stock Options or Stock Appreciation Rights cease to be exercisable. Notwithstanding the foregoing, if the Participant and the Company or an Affiliate have entered into an employment or services agreement which defines the term “Cause” (or a similar term) which is in effect at the time of termination, such definition shall govern for purposes of determining whether such Participant has been terminated for Cause for purposes of this Plan.

(f)	“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(g)	“Commission” means the Securities and Exchange Commission or any successor agency.

(h)	“Committee” means a committee of Directors appointed by the Board to administer this Plan. With respect to Stock Options granted at the time the Company is publicly held, if any, insofar as the Committee is responsible for granting Stock Options to Participants hereunder, it shall consist solely of two or more directors, each of whom is a “Non-Employee Director” within the meaning of Rule 16b-3 and each of whom is also an “outside director” under Section 162(m) of the Code.

(i)	“Company” means DARA BioSciences, Inc., a Delaware corporation.

(j)	“Director” means a member of the Company’s Board of Directors.

(k)

“Disability” or “Disabled” means mental or physical illness that entitles the Participant to receive benefits under the long-term disability plan of the Company or an Affiliate, or if the Participant is not covered by such a plan or the Participant is not an employee of the Company or an Affiliate, a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve months, and which renders the Participant unable to engage in any substantial gainful activity; provided, however, that a Disability shall not qualify

F-1

under this Plan if it is the result of (i) a willfully self-inflicted injury or willfully self-induced sickness; or (ii) an injury or disease contracted, suffered or incurred while participating in a criminal offense. Notwithstanding the foregoing, if the Participant and the Company or an Affiliate have entered into an employment or services agreement which defines the term “Disability” (or a similar term), such definition shall govern for purposes of determining whether such Participant suffers a Disability for purposes of this Plan. The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company. The determination of Disability for purposes of this Plan shall not be construed to be an admission of disability for any other purpose.

(l)	“Effective Time” means the “Effective Time” of the “Merger” as defined in the Agreement and Plan of Merger by and among DARA BioSciences, Inc., Point Therapeutics, Inc. and DP Acquisition Corp. dated as of October 9, 2007.

(m)	“Eligible Individual” means any officer, employee or director of the Company or an Affiliate, or any consultant or advisor providing services to the Company or an Affiliate.

(n)	“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(o)	“Fair Market Value” means, as of any given date, the fair market value of the Stock as determined by the Administrator or under procedures established by the Administrator and in accordance with Section 409A of the Code. Unless otherwise determined by the Administrator, the Fair Market Value per share shall be the closing sales price per share of the Stock on Nasdaq (or the principal stock exchange or market on which the Stock is then traded) on the date as of which such value is being determined or the last previous day on which a sale was reported.

(p)	“Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a Participant (including adoptive relationships); any person sharing the Participant’s household (other than a tenant or employee); any trust in which the Participant and any of these persons have substantially all of the beneficial interest; any foundation in which the Participant and any of these persons control the management of the assets; any corporation, partnership, limited liability company or other entity in which the Participant and any of these other persons are the direct and beneficial owners of substantially all of the equity interests (provided the Participant and these other persons agree in writing to remain the direct and beneficial owners of all such equity interests); and any personal representative of the Participant upon the Participant’s death for purposes of administration of the Participant’s estate or upon the Participant’s incompetency for purposes of the protection and management of the assets of the Participant.

(q)	“Incentive Stock Option” means any Stock Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.

(r)	“Nasdaq” means The Nasdaq Stock Market, including the Nasdaq Global Select Market, the Nasdaq Global Market and the Nasdaq Capital Market.

(s)	“Non-Employee Director” means a Director who is not an officer or employee of the Company or any Affiliate.

(t)	“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

(u)	“Optionee” means a person who holds a Stock Option.

(v)	“Participant” means a person granted an Award.

(w)	“Plan” means this DARA BioSciences, Inc. 2008 Employee, Director and Consultant Stock Plan.

F-2

(x)	“Representative” means (i) the person or entity acting as the executor or administrator of a Participant’s estate pursuant to the last will and testament of a Participant or pursuant to the laws of the jurisdiction in which the Participant had his or her primary residence at the date of the Participant’s death; (ii) the person or entity acting as the guardian or temporary guardian of a Participant; (iii) the person or entity which is the beneficiary of the Participant upon or following the Participant’s death; or (iv) any person to whom a Stock Option has been transferred with the permission of the Administrator or by operation of law; provided that only one of the foregoing shall be the Representative at any point in time as determined under applicable law and recognized by the Administrator.

(y)	“Stock” means shares of the Company’s common stock, par value $.01 per share.

(z)	“Stock Appreciation Right” means a right granted under Section 6.

(aa)	“Stock Award” means an Award, other than a Stock Option or Stock Appreciation Right, made in Stock or denominated in shares of Stock. A Stock Award may be settled in Stock or cash, as determined in the discretion of the Administrator.

(bb)	“Stock Option” means an option granted under Section 5.

(cc)	“Subsidiary” means any company during any period in which it is a “subsidiary corporation” (as such term is defined in Section 424(f) of the Code) with respect to the Company.

(dd)	“Ten Percent Holder” means an individual who owns, or is deemed to own, stock possessing more than 10% of the total combined voting power of all classes of Stock of the Company or of any parent or subsidiary corporation of the Company determined pursuant to the rules applicable to Section 422(b)(6) of the Code.

2. ESTABLISHMENT AND PURPOSE.

The Plan is established by the Company to attract and retain persons eligible to participate in the Plan, motivate Participants to achieve long-term Company goals, and further align Participants’ interests with those of the Company’s other stockholders. The Plan is adopted as of the Effective Time, subject to approval by the Company’s stockholders within 12 months before or after such adoption date. Unless the Plan is discontinued earlier by the Board as provided herein, no Award shall be granted hereunder on or after the date 10 years after the effective date.

3. ADMINISTRATION; ELIGIBILITY.

The Plan shall be administered by the Administrator; provided, however, that, if at any time no Committee shall be in office, the Plan shall be administered by the Board. The Plan may be administered by different Committees with respect to different groups of Eligible Individuals.

The Administrator shall have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals; provided, however, that each Eligible Individual must be an officer, employee, director or consultant of the Company or of an Affiliate at the time the Award is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of an Award to a person not then an officer, employee, director or consultant of the Company or of an Affiliate; provided, however, that the actual grant of such Award shall be conditioned upon such person becoming an Eligible Individual at or prior to the time the Award is granted. Participation shall be limited to such persons as are selected by the Administrator. The granting of any Award to any individual shall neither entitle that individual to, nor disqualify such individual from, participation in any other Awards.

Awards may be granted as alternatives to, in exchange or substitution for, or replacement of, awards outstanding under the Plan or any other plan or arrangement of the Company or an Affiliate (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or an Affiliate). The provisions of Awards need not be the same with respect to each Participant.

F-3

Among other things, the Administrator shall have the authority, subject to the terms of the Plan:

(a)	to select the Eligible Individuals to whom Awards may from time to time be granted;

(b)	to determine whether and to what extent Stock Options, Stock Appreciation Rights, Stock Awards or any combination thereof are to be granted hereunder;

(c)	to determine the number of shares of Stock to be covered by each Award granted hereunder;

(d)	to approve forms of agreement for use under the Plan;

(e)	to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder (including, but not limited to, the option price, any vesting restriction or limitation, any vesting acceleration or forfeiture waiver and any right of repurchase, right of first refusal or other transfer restriction regarding any Award and the shares of Stock relating thereto, based on such factors or criteria as the Administrator shall determine);

(f)	subject to Section 8(a), to modify, amend or adjust the terms and conditions of any Award, at any time or from time to time, including, but not limited to, with respect to (i) performance goals and targets applicable to performance-based Awards pursuant to the terms of the Plan and (ii) extension of the post-termination exercisability period of Stock Options;

(g)	to determine to what extent and under what circumstances Stock and other amounts payable with respect to an Award shall be deferred;

(h)	to adopt any sub-plans applicable to residents of any specified jurisdiction as it deems necessary or appropriate in order to comply with or take advantage of any tax laws applicable to the Company or to Participants or to otherwise facilitate the administration of the Plan, which sub-plans may include additional restrictions or conditions applicable to Stock Options or Shares acquired upon the exercise of Stock Options;

(i)	to determine the Fair Market Value; and

(j)	to determine the type and amount of consideration to be received by the Company for any Stock Award issued under Section 7.

The Administrator shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable, to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto) and to otherwise supervise the administration of the Plan.

Except to the extent prohibited by applicable law, the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person or persons selected by it. Any such allocation or delegation may be revoked by the Administrator at any time. The Administrator may authorize any one or more of their members or any officer of the Company to execute and deliver documents on behalf of the Administrator.

Any determination made by the Administrator or pursuant to delegated authority pursuant to the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Administrator or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Administrator or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Participants, unless otherwise determined by the Board if the Administrator is the Committee.

No member of the Administrator, and no officer of the Company, shall be liable for any action taken or omitted to be taken by such individual or by any other member of the Administrator or officer of the Company in connection with the performance of duties under this Plan, except for such individual’s own willful misconduct or as expressly provided by law.

F-4

4. STOCK SUBJECT TO PLAN.

Subject to adjustment as provided in this Section 4, the aggregate number of shares of Stock which may be delivered under the Plan (the “Maximum Plan Shares”) shall not exceed a number equal to 15% of the total number of shares of Stock outstanding immediately following the Effective Time, assuming for this purpose the conversion into Stock of all outstanding securities that are convertible by their terms (directly or indirectly) into Stock; provided, however, that, as of January 1 of each calendar year, commencing with the year 2009, the maximum number of shares of Stock which may be delivered under the Plan shall automatically increase by a number sufficient to cause the number of shares of Stock covered by the Plan to equal 15% of the total number of shares of Stock then outstanding, assuming for this purpose the conversion into Stock of all outstanding securities that are convertible by their terms (directly or indirectly) into Stock. The maximum aggregate number of shares of Stock which may be delivered under the Plan to employees in the form of Incentive Stock Options is the lesser of (1) the Maximum Plan Shares and (2) 10,000,000.

To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary thereof because the Award expires, is forfeited, canceled or otherwise terminated, or the shares of Stock are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

Subject to adjustment as provided in this Section 4, the maximum number of shares of stock that may be covered by Stock Options, Stock Appreciation Rights and Stock Awards, in the aggregate, granted to any one Participant during any calendar year shall be a number equal to the lesser of (1) 50% of the Maximum Plan Shares in effect during such calendar year and (2) 5,000,000 shares.

In the event of any Company stock dividend, stock split, combination or exchange of shares, recapitalization or other change in the capital structure of the Company, corporate separation or division of the Company (including, but not limited to, a split-up, spin-off, split-off or distribution to Company stockholders other than a normal cash dividend), sale by the Company of all or a substantial portion of its assets (measured on either a stand-alone or consolidated basis), reorganization, rights offering, partial or complete liquidation, or any other corporate transaction, Company share offering or other event involving the Company and having an effect similar to any of the foregoing, the Administrator may make such substitution or adjustments in the (A) number and kind of shares that may be delivered under the Plan, (B) additional maximums imposed in the immediately preceding paragraphs, (C) number and kind of shares subject to outstanding Awards, (D) exercise price of outstanding Stock Options and Stock Appreciation Rights and (E) other characteristics or terms of the Awards as it may determine appropriate in its sole discretion to equitably reflect such corporate transaction, share offering or other event; provided, however, that the number of shares subject to any Award shall always be a whole number.

5. STOCK OPTIONS.

Stock Options may be granted alone or in addition to other Awards granted under the Plan and may be of two types: Incentive Stock Options and Non-Qualified Stock Options. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

The Administrator shall have the authority to grant any Participant Incentive Stock Options, Non-Qualified Stock Options or both types of Stock Options (in each case with or without Stock Appreciation Rights). Incentive Stock Options may be granted only to employees of the Company and its Subsidiaries. To the extent that any Stock Option is not designated as an Incentive Stock Option or, even if so designated, does not qualify as an Incentive Stock Option, it shall constitute a Non-Qualified Stock Option. Incentive Stock Options may be granted only within 10 years from the date the Plan is adopted, or the date the Plan is approved by the Company’s stockholders, whichever is earlier.

F-5

Stock Options shall be evidenced by option agreements, each in a form approved by the Administrator. An option agreement shall indicate on its face whether it is intended to be an agreement for an Incentive Stock Option or a Non-Qualified Stock Option. The grant of a Stock Option shall occur as of the date the Administrator determines.

Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Optionee affected, to disqualify any Incentive Stock Option under Section 422 of the Code.

Stock Options granted under this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions as the Administrator shall deem desirable.

(a)	Exercise Price. The exercise price per share of Stock purchasable under a Stock Option shall be determined by the Administrator; provided, however, that the exercise price per share shall be not less than the Fair Market Value per share on the date the Stock Option is granted, or if the Stock Option is intended to qualify as an Incentive Stock Option and is granted to an individual who is a Ten Percent Holder, not less than 110% of such Fair Market Value per share.

(b)	Shares. Each option agreement shall state the number of shares to which it pertains.

(c)	Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Incentive Stock Option shall be exercisable more than 10 years (or five years in the case of an individual who is a Ten Percent Holder) after the date the Incentive Stock Option is granted.

(d)	Exercisability. Except as otherwise provided herein, Stock Options shall be exercisable at such time or times, and subject to such terms and conditions, as shall be determined by the Administrator. If the Administrator provides that any Stock Option is exercisable only in installments, the Administrator may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Administrator may determine. In addition, the Administrator may at any time, in whole or in part, accelerate the exercisability of any Stock Option, provided that the Administrator shall not accelerate the exercise date of any installment of any Incentive Stock Option (and not previously converted into a Non-Qualified Stock Option pursuant to Section 9(g)) if such acceleration would violate the annual exercisability limitation contained in Section 422(d) of the Code, as described in subsection (f) below.

(e)	Method of Exercise. Subject to the provisions of this Section 4, Stock Options may be exercised, in whole or in part, at any time during the option term by giving written notice of exercise to the Company or its designee specifying the number of shares of Stock subject to the Stock Option to be purchased and by complying with any other condition(s) set forth in the option agreement.

The option price of any Stock Option shall be paid in full in cash (by certified or bank check or such other instrument as the Company may accept) or, unless otherwise provided in the applicable option agreement, by one or more of the following: (i) in the form of unrestricted Stock already owned by the Optionee (or, in the case of the exercise of a Non-Qualified Stock Option, Restricted Stock subject to a Stock Award hereunder) held for at least 6 months based in any such instance on the Fair Market Value of the Stock on the date the Stock Option is exercised; (ii) by certifying ownership of shares of Stock owned by the Optionee to the satisfaction of the Administrator for later delivery to the Company as specified by the Company; (iii) unless otherwise prohibited by law for either the Company or the Optionee, by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Stock Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise; or (iv) by any combination of cash and/or any one or more of the methods specified in clauses (i), (ii) and (iii). Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an Incentive Stock Option as is permitted by Section 422 of the Code, and a form of payment shall not be permitted to the extent it would cause the Company to recognize a compensation expense (or additional compensation expense) with respect to the Stock Option for financial reporting purposes.

F-6

If payment of the option exercise price of a Non-Qualified Stock Option is made in whole or in part in the form of Restricted Stock, the number of shares of Stock to be received upon such exercise equal to the number of shares of Restricted Stock used for payment of the option exercise price shall be subject to the same forfeiture restrictions to which such Restricted Stock was subject, unless otherwise determined by the Administrator.

No shares of Stock shall be issued upon exercise of a Stock Option until full payment therefor has been made. Upon exercise of a Stock Option (or a portion thereof), the Company shall have a reasonable time to issue the Stock for which the Stock Option has been exercised, and the Optionee shall not be treated as a stockholder for any purposes whatsoever prior to such issuance. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date such Stock is recorded as issued and transferred in the Company’s official stockholder records, except as otherwise provided herein or in the applicable option agreement.

(f)	Limitation on Yearly Exercise for Incentive Stock Options. The option agreements shall restrict the amount of Incentive Stock Options which may become exercisable in any calendar year (under this or any other Incentive Stock Option plan of the Company or an Affiliate) so that the aggregate Fair Market Value (determined at the time each Incentive Stock Option is granted) of the Stock with respect to which Incentive Stock Options are exercisable for the first time by the Optionee in any calendar year does not exceed $100,000.

(g)	Transferability of Stock Options. Except as otherwise provided in the applicable option agreement, a Non-Qualified Stock Option (i) shall be transferable by the Optionee to a Family Member of the Optionee, provided that (A) any such transfer shall be by gift with no consideration and (B) no subsequent transfer of such Stock Option shall be permitted other than by will or the laws of descent and distribution, and (ii) shall not otherwise be transferable except by will or the laws of descent and distribution. An Incentive Stock Option shall not be transferable except by will or the laws of descent and distribution. A Stock Option shall be exercisable, during the Optionee’s lifetime, only by the Optionee or by the guardian or legal representative of the Optionee, it being understood that the terms “holder” and “Optionee” include the guardian and legal representative of the Optionee named in the applicable option agreement and any person to whom the Stock Option is transferred (X) pursuant to the first sentence of this Section 4(e) or pursuant to the applicable option agreement or (Y) by will or the laws of descent and distribution. Notwithstanding the foregoing, references herein to the termination of an Optionee’s employment or provision of services shall mean the termination of employment or provision of services of the person to whom the Stock Option was originally granted.

(h)	Termination by Death. Unless otherwise provided in the applicable option agreement, if an Optionee’s employment or provision of services terminates by reason of death, any Stock Option held by such Optionee may thereafter be exercised by the Participant’s Representative (i) to the extent that the Stock Option has become exercisable but has not been exercised on the date of death and (ii) in the event rights to exercise the Stock Option accrue periodically, to the extent of a pro-rata portion through the date of death of any additional vesting rights that would have accrued on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the Participant’s date of death. If the Participant’s Representative wishes to exercise the Stock Option, the Representative must take all necessary steps to exercise the Option within one year after the date of death of such Participant, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the shares on a later date if the Participant had not died and had continued to be an officer, employee, director or consultant or, if earlier, within the originally prescribed term of the Stock Option. In the event of termination of employment or provision of services due to death, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

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(i)	Termination by Reason of Disability. Unless otherwise provided in the applicable option agreement, if an Optionee’s employment or provision of services terminates by reason of Disability, any Stock Option held by such Optionee may thereafter be exercised by the Optionee (i) to the extent that the Stock Option has become exercisable but has not been exercised on the date of Disability; and (ii) in the event rights to exercise the Stock Option accrue periodically, to the extent of a pro rata portion through the date of Disability of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of Disability. A Disabled Participant may exercise such rights only within the period ending one year after the date of the Participant’s termination of employment, directorship or consultancy, as the case may be, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the shares on a later date if the Participant has not become Disabled and had continued to be an officer, employee, director or consultant or, if earlier, within the originally prescribed term of the Stock Option. In the event of termination of employment or provision of services by reason of Disability, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

(j)	Termination for Cause. Unless otherwise provided in the applicable option agreement, if an Optionee’s employment or services terminate for Cause, all outstanding and unexercised Stock Options as of the time the Optionee is notified that such Optionee’s employment or services are terminated for Cause will immediately be cancelled.

(k)	Other Termination. Unless otherwise provided in the applicable option agreement, if an Optionee’s employment or provision of services terminates for any reason other than death, Disability or Cause, the Optionee may exercise any Stock Option granted to the Optionee to the extent that the Stock Option is exercisable on the date of such termination, but only within such term as the Administrator has designated in the Optionee’s option agreement. The provisions of this Section 5(k), and not the provisions of Sections 5(h) and 5(i), shall apply to an Optionee who subsequently becomes Disabled or dies after the termination of employment or service; provided, however, that in the case of an Optionee’s Disability or death within three months after the termination of service, the Optionee or the Optionee’s survivors may exercise the Stock Option within one year after the date of the Optionee’s termination of service, but in no event after the date of expiration of the term of the Stock Option. Notwithstanding anything in this Section 5(k) to the contrary, if subsequent to an Optionee’s termination of employment or services, but prior to the exercise of a Stock Option, the Administrator determines that, either prior to subsequent to the Optionee’s termination of employment or services, the Optionee engaged in conduct that would constitute Cause, then such Optionee shall cease to have any right to exercise such Stock Option. An Optionee who is absent from work with the Company or an Affiliate because of temporary disability (any disability other than a permanent and total Disability), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Optionee’s service with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide. Except as required by law or as set forth in the Optionee’s option agreement, Stock Options granted under the Plan shall not be affected by any change of an Optionee’s status within or among the Company and any Affiliates, so long as the Optionee continues to be an officer, employee, director or consultant of the Company or any Affiliate. In the event of termination of services for any reason other than death, Disability or Cause, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

(l)	Participant Loans. Unless otherwise prohibited by law for either the Company or the Optionee, the Administrator may in its discretion authorize the Company to.

(i)	lend to an Optionee an amount equal to such portion of the exercise price of a Stock Option as the Administrator may determine; or

(ii)	guarantee a loan obtained by an Optionee from a third-party for the purpose of tendering such exercise price.

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The terms and conditions of any loan or guarantee, including the term, interest rate, whether the loan is with recourse against the Optionee and any security interest thereunder, shall be determined by the Administrator, except that no extension of credit or guarantee shall obligate the Company for an amount to exceed the lesser of (i) the aggregate Fair Market Value on the date of exercise, less the par value, of the shares of Stock to be purchased upon the exercise of the Stock Option, and (ii) the amount permitted under applicable laws or the regulations and rules of the Federal Reserve Board and any other governmental agency having jurisdiction.

6. STOCK APPRECIATION RIGHTS.

Stock Appreciation Rights may be granted either on a stand-alone basis or in conjunction with all or part of any Stock Option granted under the Plan. In the case of a Non-Qualified Stock Option, such rights may be granted either at or after the time of grant of such Stock Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of grant of such Stock Option. A Stock Appreciation Right shall terminate and no longer be exercisable as determined by the Administrator, or, if granted in conjunction with all or part of any Stock Option, upon the termination or exercise of the related Stock Option.

A Stock Appreciation Right may be exercised by a Participant as determined by the Administrator in accordance with this Section 6, and, if granted in conjunction with all or part of any Stock Option, by surrendering the applicable portion of the related Stock Option in accordance with procedures established by the Administrator. Upon such exercise and surrender, the Participant shall be entitled to receive an amount determined in the manner prescribed in this Section 6. Stock Options which have been so surrendered, if any, shall no longer be exercisable to the extent the related Stock Appreciation Rights have been exercised.

Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined by the Administrator, including the following:

(a)	Stock Appreciation Rights granted on a stand-alone basis shall be exercisable only at such time or times and to such extent as determined by the Administrator. Stock Appreciation Rights granted in conjunction with all or part of any Stock Option shall be exercisable only at the time or times and to the extent that the Stock Options to which they relate are exercisable in accordance with the provisions of Section 5 and this Section 6.

(b)	Upon the exercise of a Stock Appreciation Right, a Participant shall be entitled to receive an amount in cash, shares of Stock or both, which in the aggregate are equal in value to the excess of the Fair Market Value of one share of Stock over (i) such Fair Market Value per share of Stock as shall be determined by the Administrator at the time of grant (if the Stock Appreciation Right is granted on a stand-alone basis), or (ii) the exercise price per share specified in the related Stock Option (if the Stock Appreciation Right is granted in conjunction with all or part of any Stock Option), multiplied by the number of shares in respect of which the Stock Appreciation Right shall have been exercised, with the Administrator having the right to determine the form of payment.

(c)	A Stock Appreciation Right shall be transferable only to, and shall be exercisable only by, such persons permitted in accordance with Section 5(g).

7. STOCK AWARDS OTHER THAN OPTIONS.

Stock Awards may be directly issued under the Plan (without any intervening options), subject to such terms, conditions, performance requirements, restrictions, forfeiture provisions, contingencies and limitations as the Administrator shall determine. Stock Awards may be issued which are fully and immediately vested upon issuance or which vest in one or more installments over the Participant’s period of employment or other service to the Company or upon the attainment of specified performance objectives, or the Company may issue Stock Awards which entitle the Participant to receive a specified number of vested shares of Stock or cash, as determined by the Administrator, upon the attainment of one or more performance goals or service requirements established by the Administrator.

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The principal terms of each Stock Award shall be set forth in a stock grant agreement, which shall be in a form approved by the Administrator and shall contain the terms and conditions which the Administrator determines to be appropriate and in the best interests of the Company, including the number of shares to which the Stock Award relates.

Shares representing a Stock Award shall be evidenced in such manner as the Administrator may deem appropriate, including book-entry registration or issuance of one or more certificates (which may bear appropriate legends referring to the terms, conditions and restrictions applicable to such Award). The Administrator may require that any such certificates be held in custody by the Company until any restrictions thereon shall have lapsed and that the Participant deliver a stock power, endorsed in blank, relating to the Stock covered by such Award.

A Stock Award may be issued in exchange for any consideration which the Administrator may deem appropriate in each individual instance, including, without limitation:

(a)	cash or cash equivalents;

(b)	past services rendered to the Company or any Affiliate; or

(c)	future services to be rendered to the Company or any Affiliate (provided that, in such case, the par value of the Stock subject to such Stock Award shall be paid in cash or cash equivalents, unless the Administrator provides otherwise).

A Stock Award that is subject to restrictions on transfer and/or forfeiture provisions may be referred to as an award of “Restricted Stock” or “Restricted Stock Units.”

8. CHANGE IN CONTROL PROVISIONS.

(a)	Impact of Event. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control:

(i)	Any Stock Options and Stock Appreciation Rights outstanding as of the date such Change in Control is determined to have occurred and not then exercisable and vested shall become fully exercisable and vested to the full extent of the original grant;

(ii)	The restrictions applicable to any outstanding Stock Award shall lapse, and the Stock relating to such Award shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant;

(iii)	All outstanding repurchase rights of the Company with respect to any outstanding Awards shall terminate; and

(iv)	Outstanding Awards shall be subject to any agreement of merger or reorganization that effects such Change in Control, which agreement shall provide for:

(A)	The continuation of the outstanding Awards by the Company, if the Company is a surviving corporation,

(B)	The assumption of the outstanding awards by the surviving corporation or its parent or subsidiary;

(C)	The substitution by the surviving corporation or its parent or subsidiary of equivalent awards for the outstanding Awards; or

(D)	Settlement of each share of Stock subject to an outstanding Award for the Change in Control Price (less, to the extent applicable, the per share exercise price).

(v)	In the absence of any agreement of merger or reorganization effecting such Change in Control, each share of Stock subject to an outstanding Award shall be settled for the Change in Control Price (less, to the extent applicable, the per share exercise price), or, if the per share exercise price equals or exceeds the Change in Control Price, the outstanding Award shall terminate and be canceled.

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(b)	Definition of Change in Control. For purposes of the Plan, a “Change in Control” shall mean the happening of any of the following events:

(i)	An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (1) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); excluding, however, the following: (1) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (2) any acquisition by the Company; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (4) any acquisition by any Person pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this Section 8(b); or

(ii)	Within any period of 24 consecutive months, a change in the composition of the Board such that the individuals who, immediately prior to such period, constituted the Board (such Board shall be hereinafter referred to as the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, for purposes of this Section 8(b), that any individual who becomes a member of the Board during such period, whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

(iii)	The consummation by the Company of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (“Corporate Transaction”); excluding, however, such a Corporate Transaction pursuant to which (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than 50% of, respectively, the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets, either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (other than the Company; any employee benefit plan (or related trust) sponsored or maintained by the Company, by any corporation controlled by the Company, or by such corporation resulting from such Corporate Transaction) will beneficially own, directly or indirectly, more than 50% of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors, except to the extent that such ownership existed with respect to the Company prior to the Corporate Transaction, and (3) individuals who were members of the Board immediately prior to the approval by the stockholders of the Corporation of such Corporate Transaction will constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction; or

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(iv)	The approval by the stockholders of the Company of a complete liquidation or dissolution of the Company, other than to a corporation pursuant to a transaction which would comply with clauses (1), (2) and (3) of subsection (iii) of this Section 8(b), assuming for this purpose that such transaction were a Corporate Transaction.

(c)	Change in Control Price. For purposes of the Plan, “Change in Control Price” means the higher of (i) the highest reported sales price, regular way, of a share of Stock in any transaction reported on the New York Stock Exchange Composite Tape or other national securities exchange on which such shares are listed or on Nasdaq, as applicable, during the 60-day period prior to and including the date of a Change in Control, and (ii) if the Change in Control is the result of a tender or exchange offer or a Corporate Transaction, the highest price per share of Stock paid in such tender or exchange offer or Corporate Transaction. To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other non-cash consideration, the value of such securities or other non-cash consideration shall be determined in the sole discretion of the Board.

9. MISCELLANEOUS.

(a)	Amendment. The Board may amend or alter the Plan or any Award, but no amendment or alteration shall be made which would adversely affect the rights of a Participant under an Award theretofore granted without the Participant’s consent, except such an amendment (i) made to avoid an expense charge to the Company or an Affiliate, or (ii) made to permit the Company or an Affiliate to claim a deduction under, or otherwise comply with, the Code (including, but not limited to, Section 409A of the Code). No such amendment shall be made without the approval of the Company’s stockholders to the extent such approval is required by law, agreement or the rules of any stock exchange or market on which the Stock is listed.

The Administrator may amend the terms of any Stock Option or other Award theretofore granted, prospectively or retroactively, but no such amendment shall adversely affect the rights of the holder thereof without the holder’s consent.

Notwithstanding anything in the Plan to the contrary, neither the Board nor a Committee may (i) amend a Stock Option to reduce its option price, (ii) cancel a stock option and regrant a Stock Option with a lower option price that the option price of the cancelled Stock option or (iii) take any other action (whether in the form of an amendment, cancellation or replacement grant) that has the effect of repricing a Stock Option.

(b)	Termination of the Plan. The Plan will terminate on the date which is 10 years from the earlier of the date of its adoption by the Board and the date of its approval by the stockholders. The Plan may be terminated at an earlier date by vote of the stockholders or the Board; provided, however, that any such earlier termination shall not affect any option agreements, Stock Appreciation Right agreements or Stock Award agreements executed prior to the effective date of such termination.

(c)	Unfunded Status of Plan. It is intended that this Plan be an “unfunded” plan for incentive and deferred compensation. The Administrator may authorize the creation of trusts or other arrangements to meet the obligations created under this Plan to deliver Common Stock or make payments, provided that, unless the Administrator otherwise determines, the existence of such trusts or other arrangements is consistent with the “unfunded” status of this Plan.

(d)	Rights as a Shareholder: No Participant to whom an Award has been granted shall have rights as a shareholder with respect to any shares covered by such Award, except after due exercise of the Stock Option or Stock Appreciation Right or vesting of the Stock Award and tender of the full purchase price, if any, for the shares being purchased pursuant to such exercise or award and registration of the shares in the Company’s share register in the name of the Participant.

(e)

Issuance of Securities: Except as expressly provided herein, no issuance by the Company of shares of Stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to

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Awards. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of shares pursuant to an Award.

(f)	Fractional Shares: No fractional shares shall be issued under the Plan and the Company shall pay cash in lieu of fractional shares equal to the Fair Market Value of such fractional shares.

(g)	Conversion of Incentive Stock Options into Non-Qualified Stock Options; Termination of Incentive Stock Options: The Administrator, at the written request of any Participant, may in its discretion take such actions as may be necessary to convert such Participant’s Incentive Stock Options (or any portions thereof) that have not been exercised on the date of conversion into Non-Qualified Stock Options at any time prior to the expiration of such Incentive Stock Options, regardless of whether the Participant is an employee of the Company or a Subsidiary at the time of such conversion. At the time of such conversion, the Administrator (with the consent of the Participant) may impose such conditions on the exercise of the resulting Non-Qualified Stock Options as the Administrator, in its discretion may determine, provided that such conditions shall not be inconsistent with this Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s Incentive Stock Options converted into Non-Qualified Stock Options, and no such conversion shall occur until and unless the Administrator takes appropriate action. The Administrator, with the consent of the Participant, may also terminate any portion of any Incentive Stock Option that has not been exercised at the time of such conversion.

(h)	Notice to Company of Disqualifying Disposition: Each employee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the employee makes a “Disqualifying Disposition” of any shares acquired pursuant to the exercise of an Incentive Stock Option. A “Disqualifying Disposition” is defined in Section 424(c) of the Code and includes any disposition (including any sale or gift) of such shares before the later of (i) two years after the date the employee was granted the Incentive Stock Option, or (ii) one year after the date the employee acquired shares by exercising the Incentive Stock Option, except as otherwise provided in Section 424(c) of the Code. If the employee has died before such stock is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

(i)	General Provisions.

(i)	The Administrator may require each person purchasing or receiving shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to the distribution thereof. The certificates for such shares may include any legend which the Administrator deems appropriate to reflect any restrictions on transfer.

All certificates for shares of Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Commission, any stock exchange or market on which the Stock is then listed and any applicable Federal or state securities law, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(ii)	Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting other or additional compensation arrangements for its employees.

(iii)	The adoption of the Plan shall not confer upon any employee, director consultant or advisor any right to continued employment, directorship or service, nor shall it interfere in any way with the right of the Company or any Affiliate to terminate the employment or service of any employee, consultant or advisor at any time.

(iv)

No later than the date as of which an amount first becomes includible in the gross income of the Participant for Federal income tax purposes with respect to any Award under the Plan, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state, local or foreign taxes of any kind required by law to be withheld

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with respect to such amount. Unless otherwise determined by the Administrator, withholding obligations may be settled with Stock, including Stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, its Subsidiaries and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Administrator may establish such procedures as it deems appropriate for the settlement of withholding obligations with Stock.

(v)	The Administrator shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of the Participant’s death are to be paid.

(vi)	Any amounts owed to the Company or an Affiliate by the Participant of whatever nature may be offset by the Company from the value of any shares of Common Stock, cash or other thing of value under this Plan or an agreement to be transferred to the Participant, and no shares of Common Stock, cash or other thing of value under this Plan or an agreement shall be transferred unless and until all disputes between the Company and the Participant have been fully and finally resolved and the Participant has waived all claims to such against the Company or an Affiliate.

(vii)	The grant of an Award shall in no way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

(viii)	If any payment or right accruing to a Participant under this Plan (without the application of this Section (9)(c)(viii)), either alone or together with other payments or rights accruing to the Participant from the Company or an Affiliate (“Total Payments”) would constitute a “parachute payment” (as defined in Section 280G of the Code and regulations thereunder), such payment or right shall be reduced to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under this Plan being subject to an excise tax under Section 4999 of the Code or being disallowed as a deduction under Section 280G of the Code; provided, however, that the foregoing shall not apply to the extent provided otherwise in an Award or in the event the Participant is party to an agreement with the Company or an Affiliate that explicitly provides for an alternate treatment of payments or rights that would constitute “parachute payments.” The determination of whether any reduction in the rights or payments under this Plan is to apply shall be made by the Administrator in good faith after consultation with the Participant, and such determination shall be conclusive and binding on the Participant. The Participant shall cooperate in good faith with the Administrator in making such determination and providing the necessary information for this purpose. The foregoing provisions of this Section 9(c)(viii) shall apply with respect to any person only if, after reduction for any applicable Federal excise tax imposed by Section 4999 of the Code and Federal income tax imposed by the Code, the Total Payments accruing to such person would be less than the amount of the Total Payments as reduced, if applicable, under the foregoing provisions of this Plan and after reduction for only Federal income taxes.

(ix)	To the extent that the Administrator determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Administrator in its discretion may modify those restrictions as it determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(x)	The headings contained in this Plan are for reference purposes only and shall not affect the meaning or interpretation of this Plan.

(xi)	If any provision of this Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not effect any other provision hereby, and this Plan shall be construed as if such invalid or unenforceable provision were omitted.

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(xii)	This Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon the Participant’s heirs, legal representatives and successors

(xiii)	This Plan and each agreement granting an Award constitute the entire agreement with respect to the subject matter hereof and thereof, provided that in the event of any inconsistency between this Plan and such agreement, the terms and conditions of the Plan shall control

(xiv)	In the event there is an effective registration statement under the Securities Act pursuant to which shares of Stock shall be offered for sale in an underwritten offering, a Participant shall not, during the period requested by the underwriters managing the registered public offering, effect any public sale or distribution of shares of Stock received, directly or indirectly, as an Award or pursuant to the exercise or settlement of an Award.

(xv)	None of the Company, an Affiliate or the Administrator shall have any duty or obligation to disclose affirmatively to a record or beneficial holder of Stock or an Award, and such holder shall have no right to be advised of, any material information regarding the Company or any Affiliate at any time prior to, upon or in connection with receipt or the exercise of an Award or the Company’s purchase of Stock or an Award from such holder in accordance with the terms hereof.

(xvi)	This Plan, and all Awards, agreements and actions hereunder, shall be governed by, and construed in accordance with, the laws of the state of Delaware (other than its law respecting choice of law).

(j)	Compliance with Section 409A of the Code. The Plan is intended to comply with Section 409A of the Code, and official guidance issued thereunder, to the extent applicable. Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted, operated, and administered consistently with this intent.

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PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the Delaware General Corporation Law, as the same exists or may hereafter be amended (“DGCL”), provides, among other things, that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. In addition, the statutes of Delaware contain provisions to the general effect that any director shall in the performance of his duties be fully protected in relying in good faith upon the books of account or records of the corporation or statements prepared by any official of the corporation.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The Registrant’s certificate of incorporation provides that, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of their fiduciary duty as directors. In addition, the certificate of incorporation of the Registrant provides that the Registrant shall indemnify each person who was or is a party, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was, or has agreed to become, one of the Registrant’s directors or officers or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against all expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

All of the Registrant’s directors and officers are covered by insurance policies maintained by the Registrant against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See Exhibit Index. The exhibits listed thereon are filed herewith or incorporated herein by reference.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(a) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) That every prospectus: (1) that is filed pursuant to paragraph (c) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wellesley Hills, The Commonwealth of Massachusetts, on December 17, 2007.

POINT THERAPEUTICS, INC.

/S/ MICHAEL P. DUFFY
Name:	Michael P. Duffy
Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated as of the 17th day of December, 2007.

Signature	Title

/S/ DONALD R. KIEPERT, JR. Donald R. Kiepert, Jr.	Principal Executive Officer and Chairman of the Board of Directors

/S/ RICHARD N. SMALL Richard N. Small	Principal Financial Officer and Principal Accounting Officer

* Timothy J. Barberich	Director

* Richard J. Benjamin	Director

* Thomas M. Clafin II	Director

* Larry G. Pickering	Director

* Daniel T. Roble	Director

* By	/S/ MICHAEL P. DUFFY
Michael P. Duffy Attorney-in-Fact

Exhibit Index

Exhibit Number	Description
2.1(1)	Agreement and Plan of Merger by and among DARA BioSciences, Inc., Point Therapeutics, Inc. and DP Acquisition Corp. dated as of October 9, 2007.

2.2(**)	Amendment to Agreement and Plan of Merger by and among DARA BioSciences, Inc., Point Therapeutics, Inc. and DP Acquisition Corp. dated as of December 14, 2007.

3.1(2)	Certificate of Incorporation of Point Therapeutics, Inc.

3.2(3)	Certificate of Amendment of Certificate of Incorporation of Point Therapeutics, Inc.

3.3(4)	Certificate of Amendment of Certificate of Incorporation of Point Therapeutics, Inc.

3.4(5)	Certificate of Amendment of Certificate of Incorporation of Point Therapeutics, Inc.

3.5(6)	Certificate of Amendment of Certificate of Incorporation of Point Therapeutics, Inc.

3.6(*)	By-Laws of Point Therapeutics, Inc.

4.1(7)	Specimen Certificate for shares of Common Stock, $.01 par value, of Point Therapeutics, Inc.

5.1(**)	Opinion of Ropes & Gray LLP.

23.1(*)	Consent of ZTR Enterprises, LLC

23.2(**)	Consent of Ernst & Young LLP

23.3(**)	Consent of Ernst & Young LLP

23.4(**)	Consent of Ropes & Gray LLP (contained in exhibit 5.1).

24.1(*)	Power of attorney.

99.1(**)	Form of Proxy of Point Therapeutics, Inc.

99.2(**)	Forms of Proxy of DARA BioSciences, Inc.

99.3(10)	Form of Voting Agreement among directors and former executive officers of Point Therapeutics, Inc., Point Therapeutics, Inc. and DARA BioSciences, Inc.

99.4(*)	Form of Voting Agreement among directors and executive officers of DARA BioSciences, Inc., Point Therapeutics, Inc. and DARA BioSciences, Inc.

99.5(11)	Loan and Security Agreement by and between Point Therapeutics, Inc. and DARA BioSciences, Inc. dated as of October 9, 2007.

(*)	Previously filed.
(**)	Filed herewith.
(1)	Incorporated herein by reference to Exhibit 2.1 to Point Therapeutics, Inc.’s Current Report on Form 8-K filed October 10, 2007.
(2)	Incorporated herein by reference to Exhibit 3.1 to Point Therapeutics, Inc.’s Registration Statement on Form S-1, as amended (File No. 33-75930).
(3)	Incorporated herein by reference to Exhibit 3.2 to Point Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(4)	Incorporated herein by reference to Exhibit 3.3 to Point Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(5)	Incorporated herein by reference to Exhibit 3.4 to Point Therapeutics, Inc.’s Current Report on Form 8-K filed on March 28, 2002.
(6)	Incorporated herein by reference to Exhibit 3.1 to Point Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
(7)	Incorporated herein by reference to Exhibit 10.07 to Point Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.
(8)	Incorporated herein by reference to Point Therapeutics, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended by the Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2006 as filed on April 30, 2007.
(9)	Incorporated herein by reference to Point Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 as filed on November 9, 2007.
(10)	Incorporated herein by reference to Exhibit 10.3 to Point Therapeutics, Inc.’s Current Report on Form 8-K filed October 10, 2007.
(11)	Incorporated herein by reference to Exhibit 10.1 to Point Therapeutics, Inc.’s Current Report on Form 8-K filed October 10, 2007.